UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 18-K/A
AMENDMENT NO. 2
For Foreign Governments and Political Subdivisions Thereof

ANNUAL REPORT

of

THE REPUBLIC OF ARGENTINA
(Name of Registrant)

Date of end of last fiscal year:  December 31, 2008

SECURITIES REGISTERED*
(As of the close of the fiscal year)

Title of Issue	Amount as to which registration is effective	Names of exchanges on which registered
N/A	N/A	N/A

Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission:

Hernán Lorenzino
Office of the Financial Representative of Argentina
1800 K Street, N.W., Suite 924
Washington, D.C.  20006

Copies to:

Carmen Amalia Corrales
Cleary Gottlieb Steen & Hamilton LLP
One Liberty Plaza
New York, New York 10006

*The Registrant is filing this annual report on a voluntary basis.

ITEM 1.	In respect of each issue of securities of the registrant registered, a brief statement as to:

(a)	The general effect of any material modifications, not previously reported, of the rights of the holders of such securities. Not applicable.

(b)
The title and the material provisions of any law, decree or administrative action, not previously reported, by reason of which the security is not being serviced in accordance with the terms thereof.

Reference is made to pages 134 through 147 of Exhibit D.

(c)	The circumstances of any other failure, not previously reported, to pay principal, interest, or any sinking fund or amortization installment. Not applicable.

ITEM 2.	A statement as of the close of the last fiscal year of the registrant giving the total outstanding of:

(a)
Internal funded debt of the registrant.  (Total to be stated in the currency of the registrant.  If any internal funded debt is payable in a foreign currency it should not be included under this paragraph (a), but under paragraph (b) of this item.)

Reference is made to pages 134 through 173 of Exhibit D and to Exhibit E.

(b)	External funded debt of the registrant. (Totals to be stated in the respective currencies in which payable. No statement need be furnished as to intergovernmental debt.)

Reference is made to pages 134 through 173 of Exhibit D and to Exhibit E.

ITEM 3.
A statement giving the title, date of issue, date of maturity, interest rate and amount outstanding, together with the currency or currencies in which payable, of each issue of funded debt of the registrant outstanding as of the close of the last fiscal year of the registrant.

                Reference is made to pages 134 through 173 of Exhibit D and to Exhibit E.

ITEM 4.	(a)	As to each issue of securities of the registrant which is registered, there should be furnished a breakdown of the total amount outstanding, as shown in Item 3, into the following:

(1)	Total amount held by or for the account of the registrant. Not applicable.

(2)
Total estimated amount held by nationals of the registrant (or if registrant is other than a national government by the nationals of its national government); this estimate need be furnished only if it is practicable to do so.

Not practicable.

(3)	Total amount otherwise outstanding. Not applicable.

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(b)	If a substantial amount is set forth in answer to paragraph (a)(1) above, describe briefly the method employed by the registrant to reacquire such securities. Not applicable.

ITEM 5.	A statement as of the close of the last fiscal year of the registrant giving the estimated total of:

(a)	Internal floating indebtedness of the registrant. (Total to be stated in the currency of the registrant.) Reference is made to pages 134 through 173 of Exhibit D and to Exhibit E.

(b)	External floating indebtedness of the registrant. (Total to be stated in the respective currencies in which payable.) Reference is made to pages 134 through 173 of Exhibit D and to Exhibit E.

ITEM 6.
Statements of the receipts, classified by source, and of the expenditures, classified by purpose, of the registrant for each fiscal year of the registrant ended since the close of the latest fiscal year for which such information was previously reported.  These statements should be so itemized as to be reasonably informative and should cover both ordinary and extraordinary receipts and expenditures; there should be indicated separately, if practicable, the amount of receipts pledged or otherwise specifically allocated to any issue registered, indicating the issue.

Reference is made to pages 101 through 133 of Exhibit D.

ITEM 7.	(a)
If any foreign exchange control, not previously reported, has been established by the registrant (or if the registrant is other than a national government, by its national government), briefly describe such foreign exchange control.

Reference is made to pages 84 through 85 of Exhibit D.

(b)
If any foreign exchange control previously reported has been discontinued or materially modified, briefly describe the effect of any such action, not previously reported.

Reference is made to pages 84 through 85 of Exhibit D.

ITEM 8.
Brief statements as of a date reasonably close to the date of the filing of this report (indicating such date) in respect of the note issue and gold reserves of the central bank of issue of the registrant, and of any further gold stocks held by the registrant.

Reference is made to pages 82 through 84 of Exhibit D.

ITEM 9.
Statements of imports and exports of merchandise for each year ended since the close of the latest year for which such information was previously reported.  Such statements should be reasonably itemized so far as practicable as to commodities and as to countries.  They should be set forth in terms of value and of weight or quantity; if statistics have been established only in terms of value, such will suffice.

Reference is made to pages 58 through 75 of Exhibit D.

ITEM 10.
The balances of international payments of the registrant for each year ended since the close of the latest year for which such information was previously reported.  The statements of such balances should conform, if possible, to the nomenclature and form used in the “Statistical Handbook of the League of Nations.”  (These statements need be furnished only if the registrant has published balances of international payments).

Reference is made to pages 58 through 70 of Exhibit D.

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The purpose of this amendment No. 2 to the Republic of Argentina's ("Argentina") annual report on Form 18-K for the fiscal year ended December 31, 2008 (the "Annual Report") is to file revised and updated versions of Exhibit D and Exhibit E to the Annual Report.

This amendment on Form 18-K/A to the Annual Report comprises:

(a)	Pages numbered 1 to 4 consecutively.

(b)	The following exhibits:

Exhibit D: Revised and Updated Republic of Argentina Description.
Exhibit E: Revised and Updated Debt Tables as of September 30, 2009.

This amendment to the Annual Report is filed subject to the Instructions for Form 18-K for Foreign Governments and Political Subdivisions thereof.

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SIGNATURE PAGE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant, the Republic of Argentina, has duly caused this amendment to the annual report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Buenos Aires, Argentina on the 28th day of January 2010.

By:	/s/ Adrián E. Cosentino
	Name:	Adrián E. Cosentino
	Title:	Undersecretary of Finance of the Ministry of Economy and Public Finance of the Republic of Argentina

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EXHIBIT D

CERTAIN DEFINED TERMS AND CONVENTIONS

Certain Defined Terms

All references in this annual report to the “Government” are to the non-financial sector of the federal government of Argentina, excluding the Central Bank of Argentina (to which we refer as the “Central Bank”).

The terms set forth below have the following meanings for the purposes of this annual report:

•	Gross domestic product, or “GDP,” means the total value of final products and services produced in Argentina during the relevant period.

•
Imports are calculated based upon (i) for purposes of foreign trade, statistics reported to Argentine customs upon entry of goods into Argentina on a cost, insurance and freight included basis, or “CIF basis” and (ii) for purposes of the balance of payments accounts, statistics collected on a free on board, or “FOB basis,” at a given departure location.

•
Exports are calculated based upon (i) for purposes of foreign trade, statistics reported to Argentine customs upon departure of goods from Argentina on a FOB basis and (ii) for purposes of the balance of payments accounts, statistics collected on a FOB basis.

•
The rate of inflation or inflation rate provides an aggregate measure of the rate of change in the prices of goods and services in the economy.  The inflation rate is generally measured by the rate of change in the consumer price index, or “CPI,” between two periods unless otherwise specified.  The annual rate of change in the CPI as of a particular date is calculated by comparing the index as of that date against the index as of the date 12 months prior. The CPI is calculated on a weighted basket of consumer goods and services that reflects the pattern of household consumption in the city of Buenos Aires and 24 districts in the greater Buenos Aires area, using a monthly averaging method.  The Government also compiles statistics on the wholesale price index, or “WPI.” The annual rate of change in the WPI as of a particular date is calculated by comparing the index as of that date against the index as of the date 12 months prior.  The WPI is based on a basket of goods that reflects variations in factory or arrival point prices of producers or importers. The CPI measures changes in the price level of goods and services to the final consumer.  The CPI can only track price variations in a given basket of goods and services that are representative of consumption in a given area at a given time. For that reason, it cannot be compared to a cost of living index because it does not take into account changes in consumer preferences.

It should be noted that the inflation data set forth herein is based on data published by the Instituto Nacional de Estadísticas y Censos, or “INDEC.” By statute, INDEC is the only institution in Argentina with the power to produce official nationwide statistics.  We believe INDEC is the only organization with the operational resources to cover large territories and broad volumes of data.  In May 2008, INDEC updated its base year for calculating the CPI from 1999 to April 2008.  This update resulted in changes to the goods and services basket, an update of the relative weights of each such good and service, and the introduction of special baskets for items subject to seasonality, such as fruits, vegetables and clothing.  Accordingly, beginning on such date, inflation data has been compiled using an updated  methodology, as discussed under “—Presentation of Financial Information” and “Monetary System—Inflation.”

The base year for the WPI is 1993. Among the many methodological differences between the WPI and the CPI, the WPI does not include any services within its basket,  it measures prices on a national level, and  it covers goods that include imports.

•
Certain data included in this annual report has been adjusted for inflation based on the Coeficiente de Estabilización de Referencia, or “CER, “or the Coeficiente de Variación Salarial, or “CVS.” CERs are units of account whose value in pesos is indexed to consumer price inflation.  The nominal amount of a CER-based financial instrument is converted to a CER-adjusted amount and interest on the financial instrument is calculated on the CER-adjusted balance.  CVSs are units of account whose value in pesos is determined based on changes in an index of public and private sector wages. The nominal amount of a CVS-based financial instrument is converted to a CVS-adjusted amount and interest on the financial instrument is calculated on the CVS-adjusted balance.

•
Unemployment rate represents the percentage of Argentina’s labor force that has not worked a minimum of one hour with remuneration or 15 hours without remuneration during the week preceding the date of measurement.  The “labor force” refers to the sum of the population in major urban centers across Argentina that has worked a minimum of one hour with remuneration or 15 hours without remuneration during the week preceding the date of measurement plus the population that is unemployed but actively seeking employment.

•	Underemployment rate represents the percentage of Argentina’s labor force that has worked fewer than 35 hours during the week preceding the date of measurement and seeks to work more.

•
Defaulted debt or debt in default as of any given date refers to all of Argentina’s public indebtedness on which Argentina is not paying principal or interest as of such date, plus any past due principal and interest payments.

•
Non-performing debt refers to public indebtedness of Argentina that is formally subject to the moratorium declared by the Government in December 2001, other than defaulted debt in respect of securities that were eligible for, but were not tendered in, the 2005 Debt Exchange, or “Untendered Debt” (see “—Debt Presentation” below).  Argentina’s non-performing debt encompasses all the public debt in which Argentina is in default as of any given date (other than Untendered Debt), including past due principal and interest payments.  Non-performing debt also includes the following:

(i) certain debt obligations on which the Government has continued to make payments on a case-by-case basis (such as in cases of extreme necessity (e.g., for senior citizens 75 years of age or older) or when the provision of essential services is threatened), despite being formally subject to the suspension of debt payments; and

(ii) certain obligations that resulted from the advance payment of tax obligations by certain companies. These advance tax payments gave rise to claims against the Government for the amount of the payment. The Government considers these claims additional public indebtedness of Argentina and they are treated as such in the Government’s accounts. These claims, however, are discharged when the tax obligation that gave rise to the advanced payment actually becomes payable, at which time the tax obligation is cancelled. Accordingly, although formally subject to the suspension of payments, the Government’s obligations in respect of these claims are not in default.

•	Untendered Debt means defaulted debt in respect of securities that were eligible for, but not tendered in, the 2005 Debt Exchange.

•	Past due payments or payments in arrears refers to past due principal or interest payments on Argentina’s non-performing public indebtedness.

•
2005 Debt Exchange refers to the restructuring and exchange of public debt undertaken by the Government in January and February of 2005.  See “Public Sector Debt—Debt Management Following the 2001 Debt Crisis—2005 Debt Exchange.”

•	BADLAR rate is the nominal annual interest rate in peso-denominated deposits of more than Ps.1.0 million.

•
Pesification.  Under the Convertibility Regime, a large portion of the debt obligations and deposits within the Argentine economy were denominated in dollars.  In February 2002, the Government implemented the following measures:

(i) The conversion of debts.  The Government ordered the conversion of substantially all foreign-currency denominated, Argentine-law governed debts (other than deposits with financial institutions and public sector debt) into pesos at a rate of Ps.1.00 per U.S.$1.00. This conversion was subject to adjustments for inflation based on the CER or CVS, as applicable.

(ii) The conversion of deposits.  The Government also ordered the conversion of substantially all foreign-currency denominated deposits into peso-denominated deposits at an exchange rate of Ps.1.40 per U.S.$1.00. This conversion was subject to adjustments for inflation based on the CER.

For purposes of this annual report, the following terms, which refer to various public debt instruments, have the meanings set forth below:

•
Bocones. Bonds that the Government began issuing in 1991 to restructure its obligations to pensioners and various private creditors and as reparation to the families of those who were imprisoned by, or who disappeared under the rule of, the military dictatorship.

•
Boden. Bonds that the Government began issuing in 2002 to compensate individuals and financial institutions affected by some of the emergency measures adopted by the Government during the most recent economic crisis.  Boden include the following:

-
Boden Compensation. Issued to compensate banks for losses attributable to the difference in value between their pesified assets and their pesified liabilities that resulted from the asymmetric pesification of substantially all foreign currency-denominated loans and liabilities.

-
Boden Coverage. Issued to compensate banks for losses attributable to any amounts by which their remaining foreign currency-denominated liabilities not subject to pesification exceeded their remaining foreign currency-denominated assets not subject to pesification.

-	Boden Depositor. Issued to compensate depositors for losses that resulted from the pesification and rescheduling of bank deposits.

-
Boden Quasi-Currency. Issued to the Central Bank in order to redeem quasi-currency bonds issued by the federal and provincial governments. “Quasi-currency” bonds refers to debt instruments issued by the federal and provincial governments that circulated in the Argentine economy as an alternative form of currency since they could be used by the holder to discharge a variety of obligations, including tax obligations.

-	Boden Restitution. Issued to compensate pensioners and public-sector employees for the 13% reductions in benefits and salaries that took place in 2001.

-	Boden 2005. Boden with maturity date in 2005.

-	Boden 2006. Boden with maturity date in 2006.

-	Boden 2007. Boden with maturity date in 2007.

-	Boden 2008. Boden with maturity date in 2008.

-	Boden 2011. Boden with maturity date in 2011.

-	Boden 2012. Boden with maturity date in 2012.

-	Boden 2013. Boden with maturity date in 2013.

-	Boden 2014. Boden with maturity date in 2014.

-	Boden 2015. Boden with maturity date in 2015.

•
Bogar. Bonds issued by the Provincial Development Fund in order to restructure debt obligations of the provinces. These bonds are guaranteed by the Government. This guarantee is, in turn, secured through a pledge of revenue from certain Government taxes. Additionally, the provinces have an obligation to reimburse the Provincial Development Fund and, indirectly, the Government for any amounts paid under these bonds.  This obligation is secured by a pledge of a portion of the tax-revenue transfer the provinces receive from the Government.

-	Bogar 2018. Bogar with maturity date in 2018.

-	Bogar 2020. Bogar with maturity date in 2020.

•	Bonares. Bonds that the Government began issuing in 2006 for general purposes of the Government and in exchange for CER-index linked bonds.

-	Bonar V. Dollar-denominated bonds issued at an annual rate of 7.0% and maturing in 2011.

-	Bonar VII. Dollar-denominated bonds issued at an annual rate of 7.0% and maturing in 2013.

-	Bonar X. Dollar-denominated bonds issued at an annual rate of 7.0% and maturing in 2017.

-	Bonar ARG $ V. Peso-denominated bonds issued at an annual rate of 10.5% and maturing in 2012.

-	Bonar Pesos 2013. Peso-denominated bonds issued at an annual floating interest rate equal to the BADLAR rate plus 350 basis points and maturing in 2013.

-
Bonar Pesos 2014.  Peso-denominated bonds issued at an annual rate of 15.4% during the first year after issuance and at an annual floating interest rate equal to the BADLAR rate plus 275 basis points thereafter, and maturing in 2014.

-
Bonar Pesos 2015.  Peso-denominated bonds issued at an annual floating interest rate equal to the BADLAR rate plus 300 basis points with an amount equal to the BADLAR rate to be capitalized during the first two years and paying 300 basis points interest rate during such period, and paying the full floating interest rate thereafter and maturing in 2015.

-	Bonar Pesos 2016. Peso-denominated bonds issued at an annual floating interest rate equal to the BADLAR rate plus 325 basis points and maturing in 2016.

•	Bontes. Medium- to long-term Government Treasury bonds issued domestically in the late 1990s.

•	Bonos-Pagaré. Medium- to long-term Government Treasury bonds issued domestically in the late 1990s.

•
Brady Bonds. Collateralized Government bonds issued in 1992 pursuant to the Brady Plan to restructure Argentina’s outstanding medium- and long-term commercial bank debt.  These bonds consisted of par bonds, discount bonds and floating-rate bonds.

•
Cedros. Negotiable instruments issued by financial institutions representing claims on term deposits that were rescheduled by the Government as part of the emergency measures it adopted during the recent economic crisis.  Cedros can be used to repay certain bank loans, are not backed by the Government and trade on the Buenos Aires Stock Exchange.

•	Eurobond. Government bonds issued in the international capital markets under the Government’s U.S.$15.0 billion Medium-Term Note Program.

•	GDP-linked Securities. Long-term Government Treasury securities issued in the international capital markets pursuant to the 2005 Debt Exchange.

•	Global Bond. Government bonds issued in the international capital markets under the Government’s shelf registration statements filed with the U.S. Securities and Exchange Commission, or SEC.

•	LEBACs. Short-term notes that the Central Bank began issuing in March 2002. They are issued principally in pesos, but also in U.S. dollars and pesos inflation adjusted.

•	Lecops. Government-issued quasi-currency bonds.

•	Letes. Short-term Government Treasury bonds issued domestically in the late 1990s.

•
National Guaranteed Loans. Tax-secured loans that the Government exchanged for previously outstanding Government bonds as part of a voluntary debt exchange offer that took place in 2001. Holders of National Guaranteed Loans retained the right to recover their original bonds upon any default (we refer to this process as the reverse swap of National Guaranteed Loans).

•	NOBACs. Medium-term notes that the Central Bank began issuing in December 2003. They are issued only in pesos and are adjusted for inflation.

•	Par, Discount and Quasi-Par Bonds. Long-term Government Treasury bonds issued in the international capital markets pursuant to the 2005 Debt Exchange.

•	Patacones. Quasi-currency Treasury bonds issued by the province of Buenos Aires in 2001 and 2002 to finance its fiscal deficits.

•
Promissory Notes Pesos 2014.  Promissory notes issued in pesos at an annual rate of 15.4% during the first year after issuance and at an annual floating interest rate equal to the BADLAR rate plus 275 basis points thereafter, and maturing in 2014.

•
Promissory Notes Pesos 2015. Promissory notes issued in pesos at an annual floating interest rate equal to the BADLAR rate plus 300 basis points with an amount equal to the BADLAR rate to be capitalized during the first two years and paying 300 basis points interest rate during such period, and paying the full floating interest rate thereafter and maturing in 2015.

•	Samurai Bonds. Yen-denominated bonds issued by the Government in Japan and that are governed by Japanese law.

•
Spanish Bonds. Government bonds issued to Spanish banks in 1993 as part of the Brady restructuring. They have shorter maturities than Brady Bonds and, instead of being secured with collateral, are guaranteed by the Spanish government.

Currency of Presentation

Unless otherwise specified, references herein to “dollars,” “U.S. dollars,” “U.S.$” and “$” are to the currency of the United States of America, references to “euros” or “€” are to the currency of the European Union,  and references to “pesos” and “Ps.” are to Argentine pesos.  The Government publishes most of its economic indicators and other statistics in pesos.  From April 1, 1991, through January 6, 2002, the amounts presented to reflect economic indicators were the same in dollars and in pesos due to the one-to-one dollar/peso exchange rate that prevailed during this period.  The peso now floats against other currencies, although the Central Bank purchases or sells U.S. dollars on the currency exchange market from time to time in order to minimize fluctuations in the value of the peso.  For figures reflecting flows of peso amounts during a specified period, the average U.S. dollar-peso exchange rate for that period is used.  For figures reflecting amounts as of a specific date, the exchange rate applicable on that date is used.

On January 22, 2010, the exchange rate as reported by the Central Bank was Ps.3.80 per U.S. dollar.

Currency conversions, including conversions of pesos into U.S. dollars, are included only for the convenience of the reader and should not be construed as a representation that the amounts in question have been, could have been or could be converted into any particular denomination, at any particular rate or at all.

Unless otherwise specified, prices and figures are stated in current values of the currency presented.

The following table shows the average and period-end peso/U.S. dollar exchange rates as reported by the Central Bank for the dates and periods specified.

	Argentine peso per U.S. dollar(1)
	High	Low	Average	Period-end
2004	3.07	2.80	2.94	2.97
2005	3.05	2.86	2.92	3.03
2006	3.11	3.03	3.07	3.07
2007	3.18	3.06	3.12	3.15
2008	3.45	3.03	3.16	3.45
2009 (through December 31)	3.85	3.45	3.73	3.80
January	3.49	3.45	3.46	3.49
February	3.56	3.49	3.51	3.56
March	3.72	3.59	3.65	3.71
April	3.72	3.67	3.69	3.72
May	3.75	3.69	3.72	3.75
June	3.80	3.74	3.77	3.80
July	3.83	3.80	3.81	3.83
August	3.85	3.82	3.84	3.85
September	3.85	3.83	3.84	3.84
October	3.85	3.82	3.83	3.82
November	3.82	3.80	3.81	3.81
December	3.82	3.79	3.81	3.80
___________________________
(1) As quoted by the Central Bank.

Presentation of Financial Information

All annual information presented herein is based upon January 1 to December 31 periods, unless otherwise specified.  Totals in some tables in this annual report may differ from the sum of the individual items in those tables due to rounding.

Certain statistical information included herein is preliminary in nature and reflects the most recent reliable data readily available to the Government as of the date of this annual report.  The Central Bank, the Ministry of Economy and Public Finance and other government entities conduct reviews of Argentina’s official financial and economic statistics after these statistics are first published.  These reviews are conducted periodically depending on the period of time covered by the data.  Annual figures are reviewed once a year, quarterly figures are reviewed once a quarter and monthly figures are reviewed once a month.  Accordingly, certain financial and economic information presented in this annual report may subsequently be adjusted or revised to reflect new or more accurate data or in accordance with Argentina’s ongoing review of its financial and economic data.  The Government believes that this review process is substantially similar to the practices of other industrialized nations.  The Government does not expect revisions of the data contained in this annual report to be material, although it cannot assure you that it will not make material revisions.  Certain financial and economic data included herein may also differ materially from data provided by other sources.

INDEC

At the end of January 2007, INDEC, which is statutorily the only institution in Argentina with the power to produce official nationwide statistics, experienced a process of institutional reforms that resulted in controversy. Certain private analysts objected to the inflation data (and other economic data affected by inflation data, such as poverty and GDP estimates) published by INDEC.

In calculating the CPI, INDEC identified changes that needed to be implemented in order to correct a number of distortions and deficiencies in the following areas:

•	Many of the sampled businesses were concentrated in middle class to upper middle class areas, regardless of socioeconomic changes that had occurred in the relevant regions.

•	The specifications and characteristics that were used to identify item prices tended towards higher-end products and higher-priced stores and points of sale.

•	Seasonal products provoked distorted CPI calculations.

In order to address these methodological updates, INDEC implemented a number of changes to its information-gathering and processing methodology, such as:

•	Basket of Goods and Services. The basket of goods and services used to calculate CPI was reduced from 818 items to 440 items.

•
Sampling. Prior to May 2008, INDEC collected CPI information from seven provinces (including Córdoba, Santa Fe, San Luis, Tucumán, Catamarca, Mendoza and Buenos Aires), along with data for the city of Buenos Aires and the greater Buenos Aires area.  Beginning in May 2008, INDEC calculated the CPI for the greater Buenos Aires area only because a number of studies had determined that bringing together CPI figures from the various provinces was resulting in materially inconsistent and unreliable results due to differing methodologies among the provinces.  The provinces had inconsistent baskets, recording methods and pricing items, which presented serious impediments to consolidation. INDEC is working with the Argentine provinces in order to enable each province to have its own CPI, with the objective of ensuring that each such CPI is comparable with the others.

In 2009, the Government created a council consisting of representatives of certain Argentine public universities to analyze the application and accuracy of INDEC’s methodology for estimating CPI from 1999 onwards.

Inflation statistics for periods including and subsequent to 2007 were prepared on the basis of INDEC’s updated methodology.  INDEC does not restate inflation statistics.  Accordingly, you should consider this in your evaluation of inflation statistics and evaluation of annual trends.

See “Monetary System—Inflation.”

The Government uses 1993 as the base year for calculating GDP and assigns different weights to selected sectors of the economy to reflect their relative importance.  The Government’s GDP calculation methodology conforms to international statistical norms recommended by the International Monetary Fund, or “IMF.”  Under the methodology, Argentina’s current account includes transactions involving non-residents, incorporates estimates regarding business, technical and personal services, and utilizes various sources of information, including account balances of private sector businesses.  Argentina’s capital account under this methodology includes investments by non-residents in Argentine businesses and estimates of bank deposits and investment portfolios.

Debt Presentation

Except where indicated, debt amounts provided in this annual report do not include defaulted debt in respect of securities that were eligible for, but were not tendered in, the 2005 Debt Exchange.  Defaulted debt on securities that were eligible for, but were not tendered in, the 2005 Debt Exchange totaled approximately U.S.$29.0 billion as of December 31, 2008.  As of September 30, 2009, this amount totaled approximately U.S.$30.0 billion and consisted of:

•	U.S.$15.1 billion of past due principal amounts;

•	U.S.$9.6 billion of past due interest amounts; and

•	U.S.$5.3 billion of principal that had not become due.

Past due interest amounts relating to non-performing debt provided in this annual report do not include penalty interest.  Argentina does not maintain or publish statistics on penalty interest in connection with its public debt.  Nevertheless, as of September 30, 2009, Argentina estimates that the amount of penalty interest on its non-performing debt totaled approximately U.S.$2.2 billion and on Untendered Debt totaled U.S.$103.1 million.  No statistics are available to estimate the amount of penalty interest on approximately 6.0% of Argentina’s non-performing debt.

DATA DISSEMINATION

Argentina subscribes to the IMF’s Special Data Dissemination Standard, or “SDDS,” which is designed to improve the timeliness and quality of information of subscribing member countries.  The SDDS requires subscribing member countries to provide schedules indicating, in advance, the date on which data will be released (the so-called “Advance Release Calendar”).  For Argentina, precise dates or “no-later-than-dates” for the release of data under the SDDS are disseminated in advance through the Advance Release Calendar, which is published on the Internet under the IMF’s Dissemination Standards Bulletin Board.  Summary methodologies of all metadata to enhance transparency of statistical compilation are also provided on the Internet under the IMF’s Dissemination Standards Bulletin Board.  The Internet website is located at http://dsbb.imf.org.  Neither the Government nor any agents acting on behalf of the Government in connection with this annual report accept any responsibility for information included on that website, and its contents are not intended to be incorporated by reference into this annual report.

FORWARD-LOOKING STATEMENTS

Forward-looking statements are statements that are not historical facts, including statements about the Government’s beliefs and expectations.  These statements are based on Argentina’s current plans, estimates and projections.  Therefore you should not place undue reliance on them.  Forward-looking statements speak only as of the date they are made.  Argentina undertakes no obligations to update any of them in light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties.  A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement.  The information contained in this annual report identifies important factors that could cause such differences.  Such factors include, but are not limited to:

•
adverse external factors, such as a decline in foreign investment, changes in international prices (including commodity prices), high international interest rates and recession or low economic growth in Argentina’s trading partners.  A decline in foreign direct investment could deprive the Argentine economy of capital needed for economic growth.  Changes in international prices and high international interest rates could increase Argentina’s current account deficit and budgetary expenditures.  Recession or low economic growth in Argentina’s trading partners could decrease exports from Argentina, induce a contraction of the Argentine economy and, indirectly, reduce tax revenues and other public sector revenues and adversely affect the country’s fiscal accounts;

•	adverse domestic factors, such as increases in domestic inflation, high domestic interest rates and exchange rate volatility. Each of these factors could lead to lower economic growth; and

•	other adverse factors, such as climatic or political events, international or domestic hostilities and political uncertainty.

SUMMARY

The following summary highlights information contained elsewhere in this annual report.  It is not complete and may not contain all the information that you should consider.  You should read the entire annual report and any supplement carefully.

Selected Economic Information
(in billions of pesos unless otherwise indicated)

	For the year ended and as of December 31 (unless otherwise specified),
	2004		2005		2006		2007		2008
THE ECONOMY:
Real GDP (in billions of 1993 pesos)	Ps.	279.1	Ps.	304.8	Ps.	330.6	Ps.	359.2	Ps.	383.4
Rate of change from prior year		9.0%		9.2%		8.5%		8.7%		6.8%
Nominal GDP		447.6		531.9		654.4		812.5		1,032.8
Inflation (as measured by CPI)(1)		6.1%		12.3%		9.8%		8.5%		7.2%
Unemployment rate(2)		12.1%		10.1%		8.7%		7.5%		7.3%
BALANCE OF PAYMENTS (in billions of U.S. dollars):
Current account	U.S.$	3.2	U.S.$	5.3	U.S.$	7.8	U.S.$	7.4	U.S.$	7.1
Of which:
Imports of goods		21.3		27.3		32.6		42.5		54.6
Exports of goods		34.6		40.4		46.5		56.0		70.0
Capital and financial account		1.5		3.4		(5.8)		5.7		(7.7)
Change in gross international reserves deposited in the Central Bank		5.3		8.9		3.5		13.1		0.01
Gross international reserves of the Central Bank		19.6		28.1		32.0		46.2		46.4
PUBLIC FINANCE:
Revenues	Ps.	104.9	Ps.	126.3	Ps.	158.2	Ps.	217.7	Ps.	286.2
As a % of GDP(3)		23.4%		23.7%		24.2%		26.8%		27.7%
Expenditures		87.6		106.7		135.1		192.0		253.7
As a % of GDP(3)		19.6%		20.1%		20.6%		23.6%		24.6%
Primary fiscal balance(4)		17.3		19.6		23.2		25.7		32.5
As a % of GDP(3)		3.9%		3.7%		3.5%		3.2%		3.1%
Overall fiscal balance		11.7		9.4		11.6		9.3		14.7
As a % of GDP(3)		2.6%		1.8%		1.8%		1.1%		1.4%
PUBLIC DEBT(5) (in billions of U.S. dollars):
Peso-denominated debt(6)	U.S.$	39.5	U.S.$	62.7	U.S.$	65.3	U.S.$	68.2	U.S.$	69.1
Foreign currency-denominated debt(6)		106.5		62.4		66.0		71.1		70.5
Total principal arrears		30.5		3.3		4.4		4.4		5.2
Total interest arrears		14.9		0.8		1.0		1.1		1.1
Total gross public debt(7)(8)	U.S.$	191.3	U.S.$	129.2	U.S.$	136.7	U.S.$	144.7	U.S.$	146.0
Total gross debt as a % of GDP(3)		127.3%		73.9%		64.0%		56.1%		48.8%
Total gross debt as a % of Government revenues		532.9%		297.2%		265.6%		206.6%		161.2%
Untendered Debt (including arrears)(9)		-	U.S.$	23.6	U.S.$	26.1	U.S.$	28.9	U.S.$	29.0
___________________________
(1)	Measured by the 12-month percentage change in the CPI. In May 2008, the INDEC updated its methodology to calculate the CPI. See “Monetary System—Inflation.”
(2)	Figures provided for the fourth quarter in each of the years 2004 through 2008.
(3)	GDP figures in this table are expressed in nominal terms.
(4)	Excluding privatizations and interest payments.
(5)	Excluding direct debt of the provinces and municipalities not guaranteed by the Government.
(6)	Not including principal or interest arrears.
(7)	As of December 31, 2004, of the U.S.$191.3 billion total gross debt, U.S.$110.4 billion was in default.
(8)	Including arrears.
(9)	Untendered Debt is defaulted debt in respect of securities that were eligible for, but were not tendered in, the 2005 Debt Exchange.

The Republic of Argentina

General

Argentina is a representative democracy located in southeastern South America with an estimated population of 36.3 million as of 2001, the date of the most recent census.  Argentina has recovered from a severe economic recession that began in the fourth quarter of 1998 and culminated, after a decade of relative stability and economic prosperity, in unprecedented social, economic and political crises in 2001 and 2002.  From 1999 through 2002, Argentina’s economy contracted significantly and poverty and unemployment reached record levels.  The administration of President Fernando de la Rúa, which took office in October 1999, was unable to restore economic growth.

In December 2001, the Government imposed restrictions on the withdrawal of bank deposits to safeguard the viability of the banking system.  These restrictions triggered widespread social unrest that resulted in the resignation of President de la Rúa.  Through the end of 2003, Congress, in accordance with the Constitution, appointed successive presidents of Argentina until the election of Néstor Kirchner as president in December 2003. President Kirchner’s term expired on December 10, 2007.  President Kirchner’s term in office was marked by economic growth and large-scale debt renegotiations with a 76.2% acceptance by the holders of defaulted Argentine bonds of the Government’s 2005 Debt Exchange.  Poverty and unemployment were also reduced as the economy improved during President Kirchner’s term.

On October 28, 2007, presidential and congressional elections were held in Argentina.  Cristina E. Fernández de Kirchner was elected and became Argentina’s President on December 10, 2007. Her term will expire on December 10, 2011. Fernández de Kirchner’s administration has continued the policies of the previous government, including pursuing strong economic growth, maintaining fiscal and trade surpluses, preserving a weak currency and low interest rates, suppressing inflation and redistributing income through food, energy, and transport subsidies. Fernández de Kirchner intends to combat inflation by negotiating a “social pact” between business and trade unions that would control wage claims, slow price increases and provide a stable environment for investment.

The Economy

History and Background

During the 1980s, high levels of state intervention in the economy, combined with high levels of inflation, frequent changes in Government policy and financial market instability, inhibited any significant growth in the Argentine economy.  During the 1990s, the Menem administration adopted a fixed exchange rate regime (known as “Convertibility”) and neo-liberal economic policies that included privatization, deregulation and trade liberalization programs.  It also sought to improve Argentina’s relations with its creditors.

The regime (the “Convertibility Regime”) imposed by the convertibility law No. 23,928 in 1991 (the “Convertibility Law”) and the Government’s free market initiatives temporarily achieved price stability, increased the efficiency and productivity of the Argentine economy and attracted significant foreign investment.  From 1993 through 1998, GDP grew in real terms at an average annual rate of 4.0%, despite a 2.8% contraction in 1995 due to the Mexican financial crisis of 1994.

The Collapse of the Convertibility Regime – 2002

From 1999 to 2001, Argentina experienced severe economic problems, which led to the worst economic crisis in Argentina’s history.  In 2002, in response to a massive run on bank deposits and capital flight, the Government ended the peg of the peso to the U.S. dollar.  Following the collapse of the Convertibility Regime, the peso lost significant value, both against foreign currencies and in terms of domestic purchasing power.  In the first six months of 2002, the peso lost approximately 74.2% of its value against the U.S. dollar, reaching a low of U.S.$0.258 per one peso on June 26, 2002.

During 2002, Argentina experienced a 10.9% reduction in real GDP.  As a result of strict restrictions imposed by the Government on bank withdrawals and foreign exchange transactions, economic activity declined dramatically, with gross investment and private consumption decreasing by 36.4% and 14.4%, respectively, in 2002.  During this year, Government consumption also declined, by 5.1%.  Beginning in the second half of the year, however, the devaluation of the peso caused a shift in domestic consumption.  As the price of imported goods increased due to the devaluation of the peso, Argentine consumers shifted their purchases away from foreign products and towards domestic products.  This import substitution process reactivated domestic production, which triggered the economic recovery.

Continued Economic Recovery – From 2003 to Present

In 2008, Argentina’s real GDP completed a six-year growth period at an annual average rate of 8.5%, driven by the industrial, construction and services sectors.  During the period from 2004 to 2008, the Government adopted economic policies designed to foster growth and address the needs of the poor and other vulnerable segments of the population.  Investment in real terms increased significantly and higher taxes coupled with the impact of the economic recovery on revenue levels led to primary fiscal surpluses.  Economic growth, in turn, created jobs, and the unemployment rate decreased.  Per capita income increased 213.4% in 2008, as compared to the per capita income recorded in 2002 when Argentina was enduring the worst economic crisis in its history.  During the first nine months of 2009, the economy continued to grow, although at a less rapid pace due to the economic slowdown that started in the last quarter of 2008 and that has continued into 2009.

Despite this recovery, the Argentine economy still faces significant challenges, including widespread poverty, increasing unemployment and underemployment, high inflation and energy shortages.

Foreign Trade and Balance of Payments

Argentina has recorded a balance of payments surplus every year since 2003.  This was primarily a result of a continued surplus in the current account due to a significant increase in exports each year during the period.  The increases in exports, which outpaced increases in imports, resulted from the economic recovery and the devalued peso, which made Argentine products more competitive in the international marketplace.

Results for the capital account fluctuated during the period.  In 2004, 2005 and 2007, the capital and financial account registered a surplus driven principally by inflows to the non-financial public sector.  In 2006, the capital and financial account registered a deficit, primarily as a result of the prepayment of U.S.$9.5 billion to the IMF.  The capital and financial account also registered a deficit in 2008 and the first six months of 2009, mainly due to private sector capital outflows within the context of the recent global economic crisis.

Monetary System

The Central Bank and Monetary Policy

The Convertibility Law, which fixed a one-to-one exchange rate between the peso and the U.S. dollar, governed Argentina’s monetary policy from 1991 through 2001.  On January 6, 2002, the Argentine Congress enacted the Law of Public Emergency and Reform of the Exchange Rate Regime (the “Public Emergency Law”), which effectively brought an end to the Convertibility Regime.  The Public Emergency Law abolished the peg between the peso and the U.S. dollar and granted the executive branch the power to regulate the foreign exchange market and to establish foreign exchange rates.  The Central Bank currently focuses its monetary policy on: seeking an equilibrium between money supply and demand; policies, such as reserve accumulation to reduce macroeconomic volatility; and a managed floating exchange rate.

Inflation

During 2004 to 2008, Argentina experienced increases in the CPI and WPI that reflected the continued increase in private consumption and in levels of economic activity, which applied upward pressure on the demand for goods and services.  The rate of inflation evolved as follows:

•	During 2004, the CPI increased 6.1%, and the WPI increased 7.9%;

•	During 2005, the CPI increased 12.3%, and the WPI increased 10.6%;

•	During 2006, the CPI increased 9.8%, and the WPI increased 7.2%;

•	During 2007, the CPI increased 8.5%, and the WPI increased 14.6%;

•	During 2008, the CPI increased 7.2%, and the WPI increased 8.8%; and

•	During 2009, the CPI increased 7.7%, and the WPI increased 10.0%.

In May 2008, the INDEC updated its methodology to calculate the CPI. See “Monetary System—Inflation.”

The Financial System

To reduce the threat of a collapse of the banking sector, in December 2001 and February 2002, the Government imposed strict limits on bank withdrawals (known as the “corralito”) and rescheduled term deposits (known as the “corralón”).  After the devaluation of the peso, in February 2002, the Government ordered the pesification of the economy, which consisted primarily of ordering the conversion of U.S. dollar-denominated loans into pesos at a rate of one peso per U.S. dollar and the conversion of U.S. dollar-denominated deposits into pesos at a rate of Ps.1.40 per U.S. dollar, each adjusted by inflation.  In late 2002, the Government was able to begin lifting these restrictions as the peso stabilized and banks began to recover their liquidity.  The lifting of restrictions on bank withdrawals and the stability of the inflation rate and exchange rate resulted in deposits increasing by 12.9% in 2002 and 26.2% in 2003.  Lending also recovered in these years, although this recovery was driven primarily by lending to the public sector as lending to the non-financial private sector registered slight declines.

All liquidity aggregates continued to increase in 2004 and the following years.  These increases resulted mainly from the increase in economic activity, the general increase in prices and optimism regarding future economic growth, which continued to fuel demand for pesos.

Net assets have shown an upward trend since 2004.  The quality of bank assets, as well as bank profitability, has also improved during this period.  Deposits have increased substantially and private sector lending has steadily increased during this period, although lending slowed significantly as the world economic crisis developed in the last quarter of 2008.

The higher proportion of peso-denominated liabilities together with a lower exposure to the public sector on the side of banks have made the system much less vulnerable to changes in exchange rates and external shocks.

Public Sector Finances

In the 2004 to 2008 period, Argentina had positive primary fiscal and overall balances.  During this period, the primary surplus increased by a total of Ps.15.2 billion or 87.7%, to Ps.32.5 billion in 2008 from Ps.17.3 billion in 2004.  An average 17.2% increase per year, primarily as a result of a significant increase in fiscal revenues, partly offset the increase in primary expenditures.  As a response to the impact of the global financial crisis, Argentina, like many other countries, implemented a countercyclical fiscal policy during 2009 in order to mitigate the effects of the shocks of the global financial crisis on the domestic economy.  The primary surplus decreased from Ps.32.5 billion in 2008 to Ps.17.3 billion in 2009, representing a 47.0% decrease.

Fiscal revenues increased by 172.8% to Ps.286.2 billion in 2008, from Ps.104.9 billion in 2004, primarily as a result of an across-the-board increase in tax revenue due to the economic recovery, the Government’s efforts to reduce tax evasion and higher prices for Argentina’s exports, which increased revenues from export taxes.  Primary expenditures on the other hand, increased 189.6% (from Ps.87.6 billion in 2004 to Ps.253.7 billion in 2008) primarily as a result of an increase in transfers to provinces, social security benefits, National Administration wages, capital expenditures and other transfers, including exports and private sector subsidies and transfers to autonomous public entities.  In 2009, fiscal revenues increased 16.2% to Ps.332.7 billion, from Ps.286.2 billion in 2008, showing a deceleration as compared with previous years.  This resulted mainly from the impact of the global financial crisis on the local economy and the drought that undermined the harvest of Argentina's main export products.

The increase in the Government’s primary balance led to an overall fiscal surplus in each of the years in the 2004-2008 period. The overall fiscal results in 2004 and 2005 benefited from the Government’s suspension of payments on a substantial portion of its debt beginning in December 2001.  During the year ended December 31, 2008, the Government registered an overall fiscal surplus of Ps.14.7 billion (1.4% of nominal GDP).  In 2009, the Government implemented countercyclical fiscal policies. These policies, coupled with a decrease in fiscal revenues due to the lessening of economic activity and trade, resulted in an overall fiscal deficit of Ps.7.1 billion (0.6% of GDP).

Social Security

On October 21, 2008, the Government introduced a bill to Congress proposing to unify the hybrid public/private national pension system into a sole public pension system, the Sistema Integrado de Jubilaciones y Pensiones (Argentine Integrated Pension System).  Following a period of debate, Law No. 26,425 was passed by Congress on November 20, 2008, and entered into effect on December 9, 2008.  The law unified the national pension system into the Argentine Integrated Pension System, structured as a “pay as you go” system (Sistema Solidario de Reparto), and absorbed and replaced the former private pension system.  Pursuant to the new law, the resources administered by the private pension funds were transferred to a separate fund (Fondo de Garantía de Sustentabilidad, or “FGS”) to be administered by the National Social Security Administration (ANSES), which can be used only to pay the benefits of the Argentine Integrated Pension System.  The total assets of the FGS amounted to Ps.100.4 billion as of December 31, 2008 and to Ps.135.5 billion as of November 30, 2009.  See “Public Sector Finances—Social Security.”

Beginning in October 2008, plaintiffs in 73 actions pending against Argentina in the United States District Court for the Southern District of New York obtained orders temporarily restraining and attaching any pension fund assets in the United States.  These orders were vacated on appeal in October 2009; certain plaintiffs are seeking review by the United States Supreme Court.  See “Public Sector Debt—Legal Proceedings—Litigation in the United States—Attempts to attach Argentine property in U.S. Litigation.”

Public Sector Debt

Debt Record

Argentina has entered into two restructurings of external debt in default during the past 20 years.

In April 1992, Argentina announced a refinancing agreement under the Brady Plan relating to medium- and long-term debt owed to commercial banks.  The Brady Plan applied to an estimated U.S.$28.5 billion in debt, including an estimated U.S.$9.3 billion in interest arrears, representing over 96% of the commercial bank debt then outstanding. The Brady Plan effected a reduction of approximately U.S.$3 billion in the nominal amount of Argentina’s foreign debt, as well as a nominal debt reduction of 35%.  See “Public Sector Debt—Debt Record—Prior Debt Restructurings.”

In December 2001, the Government declared a moratorium on a substantial portion of Argentina’s public debt (U.S.$89.1 billion at the time) and restructured its public external debt in an exchange offer in 2005.  The aggregate value of securities tendered in the exchange was approximately U.S.$62.3 billion, representing 76.15% of the aggregate value of eligible securities.  Defaulted debt on securities that were eligible for, but were not tendered in, the 2005 Debt Exchange totaled approximately U.S.$29.0 billion as of December 31, 2008.  As of September 30, 2009, this amount totaled approximately U.S.$30.0 billion.

The calculation of the net present value reduction that tendering holders accepted in the 2005 Debt Exchange is subjective and may vary over time depending on elements such as the performance of interest rates and other factors.  Argentina does not maintain any statistics ascertaining the precise value of the debt reduction to bondholders.  Nevertheless, private analysts at the time estimated that the debt reduction was of approximately 65% to 75% of the original value of the 2005 Eligible Securities.

The Government’s default on a substantial portion of its public debt has prompted a number of lawsuits in various jurisdictions by plaintiffs seeking to collect on bonds issued by the Government.  See “Public Sector Debt—Debt Record.”

Debt Management following the 2001 Crisis

Following the default in late 2001, the Government began to issue a new type of bond (known as a Boden).  Several types of Boden have been issued, primarily for the purpose of providing compensation to individuals and financial institutions affected by various measures adopted by the Government during the 2001 economic crisis.

2005 Debt Exchange

On January 14, 2005, Argentina launched a global voluntary offer to exchange 152 different series of securities on which it had defaulted in 2001 for new Par, Quasi-Par and Discount Bonds, and GDP-linked Securities.  In December 2001, the Government declared a moratorium on U.S.$89.1 billion of gross public debt.  The aggregate value of securities that were eligible to participate in the exchange (including nominal value of the eligible securities and accrued past due interest accumulated as of December 2001) was approximately U.S.$81.8 billion.  Argentina did not recognize accrued past due interest accumulated from December 31, 2001, to December 31, 2003 for purposes of calculating eligible amounts to participate in the offer.  The aggregate value of securities tendered in the exchange was approximately U.S.$62.3 billion, representing 76.15% of the aggregate value of eligible securities.

Depending on the security tendered and the time of tender, holders of eligible securities who participated in the offer were entitled to receive, in exchange for their securities, different combinations of the following:

•	Par Bonds due December 31, 2038 (the “2038 Par Bonds”);

•	Discount Bonds due December 31, 2033 (the “2033 Discount Bonds”);

•	Quasi-Par Bonds due December 31, 2045 (the “2045 Quasi-Par Bonds”); and

•	A notional amount of GDP-linked Securities expiring no later than December 15, 2035 (the “2035 GDP-Linked Securities”).

Participants in the 2005 Debt Exchange have the right to participate in any future offer by Argentina to repurchase, exchange or amend any of the Untendered Debt.  In addition, in an effort to reassure tendering bondholders and increase the level of participation in the 2005 Debt Exchange, Congress passed Law No. 26,017, known as the “Lock Law”.  The Lock Law prohibited the Executive Branch from reopening the 2005 Debt Exchange without Congressional approval and also prohibited any type of settlement involving untendered securities that were eligible to participate in the 2005 Debt Exchange.  In December 2009, Congress passed Law No. 26,547, which suspended the application of the Lock Law until December 31, 2010.

The 2005 Debt Exchange settled on June 2, 2005.  See “Public Sector Debt—Debt Management Following the 2001 Debt Crisis—2005 Debt Exchange.”

As a result of the 2005 Debt Exchange, Argentina’s total gross public debt decreased from U.S.$191.3 billion in 2004 (127.3% of nominal GDP) to U.S.$129.2 billion in 2005 (73.9% of nominal GDP).  The decrease was also driven by the fact that the total debt figures since 2005 exclude the debt on securities that were eligible for, but did not participate in, the Exchange, or “Untendered Debt”.  Untendered Debt totaled U.S.$29.0 billion as of December 31, 2008, and U.S.$30.0 billion as of September 30, 2009.  From 2005 through 2008, total gross public debt increased 13.0% from U.S.$129.2 billion as of December 31, 2005 to U.S.$146.0 billion as of December 31, 2008.  However, since nominal GDP increased at a higher rate in that period, total gross public debt decreased as a percentage of nominal GDP, falling from approximately 73.9% in 2005 to 64.0% in 2006, 56.1% in 2007, and 48.8% in 2008.

Liability Management Transactions in 2009

In January 2009, Argentina launched an offer to exchange four series of National Guaranteed Loans.  This exchange reduced the total amount of Argentina’s indebtedness by approximately Ps.500 million.  In addition, it also reduced Argentina’s debt services by Ps.6.5 billion for 2009 and by a total of Ps.16.5 billion for the three-year period ending in 2011.

In August and September 2009, Argentina launched two offers to exchange two series of Bocones, seven series of National Guaranteed Loans and Boden 14. These transactions reduced the total amount of Argentina’s indebtedness by approximately Ps.1.9 billion and also reduced Argentina’s debt service by a total of Ps.7.3 billion for the four-year period ending in 2012.

As of September 30, 2009, Argentina’s total gross public debt was U.S.$141.7 billion (49.1% of nominal GDP).  Peso-denominated debt totaled Ps.248.2 billion (U.S.$64.6 billion), representing 45.6% of Argentina’s total gross public debt, of which 27.0% corresponded to CER-index linked debt.  As of the same date, foreign currency-denominated debt totaled U.S.$77.1 billion, representing 54.4% of Argentina’s total gross public debt.

MAP OF ARGENTINA

REPÚBLICA DE BOLIVIA
REPÚBLICA DEL PARAGUAY
REPÚBLICA FEDERATIVA DEL BRASIL
REPÚBLICA ORIENTAL DEL URUGUAY
PROVINCIA DE BUENOS AIRES
PROVINCIA DE LA PAMPA
PROVINCIA DE RIO NEGRO
PROVINCIA DEL CHUBUT
PROVINCIA DE SANTA CRUZ
MAR ARGENTINO
ISLAS MALVINAS
OCÉANO ATLÁNTICO SUR
OCÉANO PACÍFICO SUR
ANTÁRTIDA ARGENTINA
MAR DE WEDDELL
PENÍNSULA ANTÁRTICA
Tierra de Nueva Suabia
Tierra de la Reina Maud
ANTÁRTIDA

THE REPUBLIC OF ARGENTINA

Territory and Population

The Republic of Argentina consists of 23 provinces and the city of Buenos Aires.  Located in the southeastern region of South America, Argentina is the second largest country in Latin America in terms of territory, covering approximately 3.8 million square kilometers (1.5 million square miles), including territorial claims in the Antarctic region (covering approximately 970,000 square kilometers) and to certain south Atlantic islands (covering approximately 5,000 square kilometers).

The most densely inhabited areas and the main agricultural regions of the country are located on the wide temperate belt that stretches across central Argentina.  The country’s population as of 2001, the year of the most recent census, was an estimated 36.3 million.  As of 2001, approximately 11.5 million people lived in the greater Buenos Aires area.  Three other provinces—Córdoba, Mendoza and Santa Fe—each had urban populations of over one million.  During the period from 1991 to 2001 (the latest period for which figures are available), Argentina’s population grew at an average annual rate of 1.1%.  Approximately 90.0% of the population lives in urban areas and approximately 97.0% is literate.

The table below sets forth comparative gross national income, or “GNI,” figures and selected other comparative statistics using 2007 data (the most recent year for which such comparative information is available).  See “The Argentine Economy―Poverty and Income Distribution.”

Territory and Population(1)

	Argentina		Brazil		Chile		Colombia		Mexico		Peru		United States
Per capita GNI(2)	U.S.$	6,050	U.S.$	5,910	U.S.$	8,350	U.S.$	3,250	U.S.$	8,340	U.S.$	3,450	U.S.$	46,040
Life expectancy (in years)		75		72		78		73		74		71		78
Infant mortality (% of live births)		1.4%		1.9%		0.8%		1.7%		2.9%		2.1%		0.8%
Adult literacy rate (% of population age 15 or older)		97%		89%		96%		93%		92%		88%		n/a
___________________________
(1)	Figures include information for the year 2007, unless otherwise specified.
(2)	Calculated using the World Bank Atlas method.
Source: 2007 World Bank World Development Indicators, unless otherwise specified.

Government

The Argentine Constitution, first adopted in 1853, provides for a tripartite system of government divided into an executive branch headed by the President, a legislative branch consisting of a bicameral Congress, and a judicial branch headed by the Supreme Court of Justice.  The Constitution was last amended in 1994.  Each province has its own constitution and the people of each province elect a governor and legislators who are independent from the federal government.  The federal government may directly intervene in the administration of the provincial governments in certain emergency situations, including, among others, to secure the republican form of government and in the case of foreign invasions.

Executive Branch

The President and Vice President are directly elected for a four-year term, may serve for a maximum of two consecutive terms and may be elected for an additional term after one term out of office.  The President oversees the administration of the country and has the power to veto laws in whole or in part.  Congress may override a presidential veto by a two-thirds majority vote in each chamber.  The Jefatura del Gabinete de Ministros (Chief of the Cabinet of Ministers) is responsible for the administration of the country and prepares the Government’s annual budget, which is subject to congressional approval.  The President chooses the Chief of the Cabinet of Ministers, who may be removed by an absolute majority vote of both houses of Congress.

Congress

Congress is composed of the Senate and the Chamber of Deputies.

The Senate. There are a total of 72 senate seats, three for each province and three for the city of Buenos Aires (each a district). Of the three senators from each district, two represent the party receiving the most votes in that district, and the third represents the party receiving the second most votes. Senators are elected by popular vote to serve for six-year terms.  Elections are held for one-third of the senate seats every two years. The last Senate elections were held in June 2009.

The Chamber of Deputies.  The Chamber of Deputies consists of 257 seats, which are allocated in proportion to each district’s population.  Deputies are elected by popular vote to serve for four-year terms.  Elections for half of the seats are held every two years.  The last elections for seats in the Chamber of Deputies were held in June 2009.

Judicial System

The judicial system is composed of federal and provincial trial courts, courts of appeal and the Supreme Court of Justice.

The Consejo de la Magistratura (Council of Magistrates) consists of an independent panel of lawyers, representatives of the judiciary, legislators, a representative of the executive branch and an academic. This entity oversees the administration of the judicial branch, the initiation of impeachment proceedings against judges other than Supreme Court judges and the selection of judges.  The Jurado de Enjuiciamiento (Jury of Prosecution) decides proceedings to remove judges initiated by the Council of Magistrates.  On February 24, 2006, Congress passed a law reducing the number of Council of Magistrates members from 20 to 13.

The President appoints all Supreme Court judges subject to the Senate approval.  All federal court judges are also appointed by the President subject to Senate approval, but they must be selected from a list of recommendations provided by the Council of Magistrates.  The Supreme Court and all federal court judges are appointed for life.  All judicial appointments must be approved by two-thirds of the Senate.  Pursuant to a presidential decree, candidates’ identities and certain information regarding candidates is now made public and the executive branch provides for a period of public comment on each nomination before it is submitted to the Senate.

Between February 2002 and September 2005, the Chamber of Deputies considered impeachment requests pending against the nine judges of the Supreme Court for alleged negligent legal decisions and breach of duty.  As a result of those procedures, two judges of the Supreme Court were impeached and five of them resigned between October 2002 and September 2005.

On December 31, 2006, Congress enacted a law reducing the number of Supreme Court judges from nine to five.  Congress also enacted transitory provisions regarding the gradual reduction of the number of judges (to be implemented with the next two vacancies) and the applicable majority rules (currently four votes).  In December 2008, the Supreme Court had seven judges; two of them had been in office since before 2002 and the other five, including the current Chief Justice, Ricardo L. Lorenzetti, had joined the court subsequently.

Recent Political History

Argentina has been under uninterrupted civilian rule since 1983, when the last military government came to an end due to poor economic management and the loss of a brief war with the United Kingdom over the Malvinas (or Falkland) Islands.  Between 1930 and 1983, the military ruled the country for a total of 22 years as partisan infighting, economic stagnation and deepening social divisions undermined the development of a more stable democratic regime.  In 1983, Raúl Alfonsín was elected President.  Since that date, four uprisings by discontented factions within the military, the most recent in December 1990, have failed to seize power due to a lack of support from the public and the military as a whole.  In 1989, Raúl Alfonsín was succeeded as President by Carlos Menem, who was re-elected in 1995 to a four-year term following the 1994 constitutional amendments that reduced the presidential term to four years from six.

After a decade of relative stability and economic prosperity, Argentina faced an unprecedented social, economic and political crisis beginning in 2001 and 2002.  See “The Argentine Economy—Economic History and Background.”  During this crisis, Argentina’s economy contracted significantly and poverty and unemployment reached record levels.  The administration of President Fernando de la Rúa, who took office in October 1999, could not restore economic growth and, during the second six months of 2001, the deepening economic recession increasingly fueled social unrest.

In December 2001, the Government imposed restrictions on the withdrawal of bank deposits to safeguard the viability of the banking system.  Ongoing widespread riots and protests forced President de la Rúa and his entire cabinet to resign on December 19 and 20, 2001.  During the weeks that followed, Argentina experienced significant political turmoil.  From December 2001 to January 2002, Congress appointed successive presidents pursuant to the Constitution, including Eduardo Duhalde, who called for elections to be held on April 27, 2003, prior to the scheduled expiration of his term.  Néstor Kirchner, former governor of the province of Santa Cruz, was elected and was sworn in as President on May 25, 2003.  President Kirchner’s term expired on December 10, 2007.  His term in office was marked by economic growth, reduction of poverty and unemployment rates and large-scale debt renegotiations with a majority of the holders of defaulted Argentine bonds.

On October 28, 2007, Cristina E. Fernández de Kirchner—President Kirchner’s wife—was elected President with approximately 44.9% of the popular vote.  Cristina E. Fernández de Kirchner was sworn in as President on December 10, 2007.  President Fernández de Kirchner’s term will expire on December 10, 2011. Fernández de Kirchner’s administration has continued the policies of the previous government.

On June 28, 2009, congressional elections were held in Argentina for one third of the members of the Senate and half of the members of the Chamber of Deputies, whose terms expired in December 2009.  The elections, originally scheduled to take place in October, were rescheduled for June.  The Front for Victory party lost its majority in the Chamber of Deputies and Senate.  The provinces of Catamarca, Córdoba, Corrientes, Chubut, La Pampa, Mendoza, Santa Fe and Tucumán held senatorial elections and all provinces and the city of Buenos Aires held Chamber of Deputies elections.

Congress passed a new law regulating media on October 10, 2009 (the “New Media Law”).  The objective of the New Media Law is to regulate audiovisual communications in Argentina and to foster competition within the audiovisual communications industry, which should in turn help reduce costs in the industry and democratize media content.

Certain provisions of the New Media Law, which aim at fostering competition, include the following: a company may not own both a cable channel and an over-the-air television channel within the same territory.  No cable company may hold a national market share of more than 35% of the total population or of the total number of consumers. Non-governmental organizations are allocated a third of the market, on an equal level with public and private media operations and at least 30% of radio content and 60% of television content must be produced in Argentina. In addition, telecom companies (excluding cooperatives) may not offer television, Internet access and phone service for the entire nation.

The discussions prior to the passing of the New Media Law in Congress have allowed for the participation of the Argentine society and of interest groups associated with the audiovisual communications media.

Political Parties

The following are Argentina’s principal political parties:

•	the Partido Justicialista, or Peronist Party, which includes the Front for Victory and evolved from former President Juan Perón’s efforts in the 1940s;

•
Afirmación para una República Igualitaria (Affirmation for an Equitable Republic), which we refer to as “ARI,” founded in 2001, and formed a broader coalition for the 2007 elections under the name Coalición Cívica (Civic Coalition);

•	the Unión Cívica Radical, or Radical Civic Union, founded in 1890; and

•
the Unión Propuesta Republicana (Republican Proposal Union ), or “PRO,” an alliance formed in 2005 between Propuesta Republicana, led by businessman Mauricio Macri, and Recrear para el Crecimiento, founded in 2002 by Ricardo López Murphy, former Minister of Defense and former Minister of Economy and Infrastructure during the de la Rúa administration.  On April 19, 2008, Ricardo López Murphy announced his resignation from Recrear para el Crecimiento.

In addition, certain political parties of the provinces have a significant representation in Congress, including, among others, locally based parties from Neuquén and Córdoba.

The following table shows the party composition of the Chamber of Deputies and Senate following the elections in the years specified.

	Chamber of Deputies(1)						Senate(2)
	2005		2007		2009		2005		2007	2009
Party:
Peronist Party	12		8		19		25		25	10
Justicialist Front Alliance	―		―		―		3		3
Front for Victory Alliance	―		―		―		7		7
Front for Victory(3)	116		128		95		4		4	31
Federal Peronist	19		―		―		―		―
Radical Civic Union	36		24		16	(4)	14	(5)	14	9	(4)
Frepaso	―		―		―		1	(6)	1
ARI/Civic Coalition	14		27		60	(4)	―		―	11	(4)
Unión PRO	―		15		26		―		―
Others(7)	59		53		41	(4)	18		18	11	(4)
Total	256	(8)	255	(9)	257		72		72	72

___________________________
(1)	Composition of the Chamber of Deputies as of December 10 of each year specified, when the deputies elected during such year took office.
(2)
Composition of the Senate as of December 31 of each year specified.  The figures for 2009 represent the composition of the Senate that was effective on December 10, 2009, based on the results of the congressional elections that took place on June 28, 2009.

(3)
In addition to elected deputies and senators, the figures for Front for Victory include deputies and senators from other factions of the Peronist Party who became members of the Front for Victory while in office.  For 2009, Front for Victory includes the Front for Victory Alliance and the Peronist Party in 2009 includes Alianza Frente Justicialista and other factions of the Peronist Party.

(4)
In 2009, the Socialist Parties that are included in the table under “Others” (ARI/Civic Coalition and a faction of Radical Civic Union) formed a new party named Acuerdo Cívico y Social, which became the first opposition force.

(5)
Includes two senators who ran for office as part of the Radical Civic Union but have since declared themselves independent and two senators belonging to a separate provincial party led by the Radical Civic Union.

(6)	Includes one senator from the Socialist Party and one senator originally from the Frente Grande, which later joined Frepaso.
(7)	Includes other registered parties, primarily represented by one legislator each, and certain local political parties of the provinces.
(8)	During 2005, the failure of the Chamber of Deputies to ratify the election of one member because of open criminal proceedings against him led to the total of 256, rather than 257 members.
(9)	In 2007, an elected deputy could not take his seat in the chamber until May 2009 due to a medical condition.
Source: Senate and Chamber of Deputies of Argentina.

On December 2, 2009, Congress approved a political reform bill.  The principal aspects of the bill are the following:

•
Private contributions for electoral campaigns must be from physical persons, not companies. In addition, the Government will distribute 50% of state funds for media advertisements equally among all candidate lists, and the remaining 50% will be distributed according to the percentage obtained by each political force in the previous election.

•
Primary elections to elect presidential and congressional candidates will be open, mandatory and simultaneous.  All citizens will be allowed to vote in the primary they choose, regardless of party affiliation.

•
In order to compete in national elections, political parties must get at least 1.5% of the vote in the presidential primary contest (including coalitions) and have the support of a certain number of affiliates as specifically determined in the bill.

Foreign Affairs and International Organizations

Argentina maintains diplomatic relations with a variety of countries and is a member of a variety of international organizations.  Argentina is a charter member of the United Nations, a founding member of the Organization of American States or “OAS” and a member of the following international organizations, among others:

•	the International Monetary Fund, or “IMF;”

•	the World Bank;

•	the International Finance Corporation;

•	the Financial Stability Board;

•	the Inter-American Development Bank, or “IADB;”

•	the World Trade Organization;

•	the International Labour Organization;

•	the Financial Action Task Force and the Financial Action Task Force on Money Laundering in South America (GAFISUD);

•	the International Association of Insurance Supervisors;

•	the International Organization of Securities Commissions;

•	the World Customs Organization;

•	the Asociación Latinoamericana de Integración (Latin American Integration Association), or “ALADI;” and

•	the Corporación Andina de Fomento, or “CAF.”

Argentina is also a permanent member of the Interim Committee of the IMF, a policy advisory committee.  In October 1997, the United States designated Argentina as a non-North Atlantic Treaty Organization, or “non-NATO,” ally.

Argentina has entered into bilateral investment treaties with a variety of countries, including the United States, Canada, Germany, France, Italy, Spain, Switzerland, Sweden and the United Kingdom.  These agreements cover a broad range of topics, including foreign direct investment, trade and tax matters.  Several arbitration proceedings have been brought against Argentina before the International Centre for Settlement of Investment Disputes, or “ICSID,” under different bilateral investment treaties, mainly following the economic and political crisis.  For a discussion of these disputes see “Public Sector Debt—Legal Proceedings—ICSID Arbitration.”

G-20

Argentina has been a member of the G-20 since the group was established in 1999.  The G-20 is an informal forum that promotes discussion between industrial and emerging-market countries on key issues related to the global economy.  The country members designated the G-20 to be the premier forum for their international economic cooperation.  In addition, the G-20 has played an important role in tackling the recent global financial crisis, restoring stability and leading the international economic recovery.  G-20 members are also committed to adopting internationally recognized standards in areas such as the transparency of fiscal policy as well as combating money laundering and the financing of terrorism.  As a member of G-20, Argentina is subject to a peer-review mechanism.

Mercosur

One of Argentina’s most notable foreign policy achievements was the creation of the Southern Common Market, or “Mercosur,” in March 1991.  In addition to Argentina, Mercosur includes Brazil, Paraguay and Uruguay as full members, and Chile, Bolivia, Peru, Colombia, Ecuador and Venezuela as associate members.  Venezuela has applied for full membership and has the right to participate in Mercosur meetings.  Venezuela’s entry into Mercosur as a full member is pending ratification by Paraguay and Brazil.

Mercosur has executed a number of agreements and is currently pursuing various trade discussions with non-Mercosur countries and other trade blocks, including the following:

•
In April 2009, Mercosur and the Southern African Customs Union signed a commercial preferences agreement that is viewed as a first step for a future separate free trade agreement.  The agreement includes the unification of commercial legislation as well as customs cooperation between the two blocks.

•	Mercosur executed a Free Trade Agreement (FTA) with Israel in December 2007 during the XXXIV Summit in Montevideo.

•	Mercosur countries, in recent years, have maintained an ongoing dialogue with the European Union and with the United States regarding trade relations.

•	Mercosur executed a Complimentary Economic Agreement with Cuba in 2006.

Mercosur had been involved in discussions with the United States regarding the development of the American Free Trade Area, or “AFTA.”  During the IV Summit of the Americas, which took place in Mar del Plata, in November 2005, however, the members of Mercosur expressed their unwillingness to become members of AFTA.  As a consequence, discussions and negotiations regarding the development of AFTA have been suspended.

Banco del Sur

Banco del Sur, or BdS, is an initiative launched by seven South American countries, which includes Argentina, Bolivia, Brazil, Ecuador, Paraguay, Uruguay and Venezuela.  Once the Convenio Constitutivo of BdS becomes effective, BdS will be a development bank and multilateral financial institution tasked with financing development projects, reducing asymmetries between countries and promoting integration in the region.

On September 27, 2009, the Presidents of each of the seven founding member countries signed an agreement (Convenio Constitutivo) to create BdS.  BdS’s authorized capital is U.S.$20 billion.  The Convenio Constitutivo is pending ratification by each member country’s Congress and will become effective once it is approved by a simple majority of the member countries (four out of the seven), which in total constitute two-thirds of BdS’s capital.

THE ARGENTINE ECONOMY

Economic History and Background

In the late 1800s and early 1900s, Argentina enjoyed a great period of prosperity with per capita GDP rising to the level of many Western European countries.  During this period of growth, Argentina’s economy relied heavily on sustained international demand for its agricultural commodity exports.

The onset of the Great Depression and World War II, however, brought dramatic changes in the economy as a drastic decline in world trade deprived the country of its main source of revenue.  The Government responded to these developments through a major shift in economic policy, adopting a model of state-led capitalism and import substitution.  Accordingly, state intervention in the economy became pronounced.

Beginning in the 1940s, the Government nationalized many basic industries and services and raised import barriers in a bid to make Argentina self-sufficient in industry and agriculture and to shelter its economy from foreign competition.  Government involvement in sectors ranging from oil and electricity to telecommunications and financial services became significant.

Although in the 1950s a new era of worldwide prosperity began, the Government’s role in the economy remained significant and Argentina experienced relatively low growth in comparison with other developing countries.

By the mid-1970s, Argentina was self-sufficient in many industries, and although manufacturing had become the largest component of its economy, its exports continued to be dominated by agricultural products.  The economy, however, continued to grow at substandard levels.

In 1976, the Government began to shift away from the import-substitution model, lowering import barriers and liberalizing restrictions on foreign borrowings.  Despite this shift in policy, from 1981 through 1990, economic growth was undermined by:

•	political instability;

•	large subsidies of state-owned enterprises;

•	high inflation;

•	periodic devaluations of the currency;

•	an inefficient tax collection system; and

•	inefficient production.

From 1981 through 1990, average annual real GDP growth was 0.7% and the average real exchange rate was Ps.2.983 per one U.S. dollar.  The Government financed its fiscal deficits during this period primarily through Central Bank credit and loans from foreign bilateral and multilateral creditors.  The increase in Central Bank credit to the Government resulted in unchecked increases of the money supply that led to high levels of inflation.  From 1981 through 1990, average annual inflation was 787.0%.  Additionally, in 1982 the Government defaulted on its external debt.

During the 1980s, the Government adopted several economic plans in an effort to stabilize the economy.  While these plans achieved some initial success, they ultimately failed.  Moreover, the high levels of state intervention in the economy inhibited the competitiveness of the Argentine economy.  These factors, combined with high levels of inflation, frequent changes in Government policy and financial market instability, prevented the Argentine economy from achieving real growth.

Liberalization of the economy.  In mid-1989, the economy was suffering from hyperinflation and in deep recession.  Relations with external creditors were strained, commercial bank debts had been subjected to two restructurings and were again accumulating past due interest, IMF and World Bank programs had lapsed and payments to the World Bank and the IADB were frequently late.  Thus, the immediate objectives of the Government were to stabilize prices and improve relations with external creditors.

Following several unsuccessful efforts to stabilize the economy and end hyperinflation, the Government adopted an economic program that sought to liberalize the economy and impose monetary discipline.  The new economic program, which came to be known as the Convertibility Regime, was centered on the Convertibility Law of 1991 and related measures.  Its principal features were the following:

•	a fixed exchange rate regime that pegged the peso to the U.S. dollar;

•	privatization, deregulation and trade liberalization programs; and

•	the improvement of relations with external creditors (including by refinancing a substantial portion of the Government’s debt through the Brady restructuring in 1992).

The Convertibility Regime and the Government’s free market initiatives temporarily achieved price stability, increased the efficiency and productivity of the Argentine economy and attracted significant foreign investment.  Real GDP grew 9.1% in 1991 and 7.9% in 1992.  From 1993 through 1998, real GDP grew at an average annual rate of 4.0%, despite a 2.8% contraction in 1995 due to the Mexican financial crisis of 1994.

The Convertibility Regime, however, had significant disadvantages, including the following:

•
Inflexible monetary policy.  By stripping the Central Bank of its monetary discretion, the Convertibility Regime limited the Government’s ability to use monetary policy to stimulate the economy to counteract downturns in economic activity.

•
Dependence on foreign capital.  Any sharp reduction of foreign capital inflows, often triggered by factors beyond the Government’s control, threatened untimely contractions of the money supply. Argentina’s dependence on foreign capital was heightened by the opening of the Argentine economy to foreign trade, which resulted in significant trade deficits, and by the Government’s recurring fiscal deficits, which were heavily financed with foreign capital.

•	Vulnerability to external shocks. The dependence on foreign capital, coupled with the lifting of state controls on capital flows, made the Argentine economy vulnerable to external shocks.

•
Over-reliance on certain economic sectors.  Because peso-denominated products were relatively expensive in international markets due to the peso’s peg to the U.S. dollar, economic growth during this period was driven by the services sector, and in particular the financial and public services sectors, with production-based manufacturing and industrial sectors lagging behind. In addition, any contribution from the agricultural sector from increased volume of production was offset by declining international commodity prices.

•	Rising unemployment. Despite economic growth, the relative slow growth in labor-intensive sectors such as construction and manufacturing increased unemployment levels.

The Crisis and Beginning of Recovery – 2001 and 2002.  Beginning in the second quarter of 2001, economic conditions deteriorated significantly. In the last six months of 2001, the growing perception that a devaluation of the peso was imminent triggered a massive run on bank deposits and a significant acceleration of capital flight from the Argentine economy.  Total deposits in the Argentine banking system fell by 21.6% in the last six months of 2001 and the Central Bank’s international reserves fell by 14.8%.

In a last bid to safeguard the Convertibility Regime and avert the collapse of the banking sector, in December 2001, the Government imposed strict per person per month limits on bank withdrawals (known as the corralito) and on certain foreign exchange transactions in Argentina.  Shortly thereafter, the Government declared a moratorium on a substantial portion of the Government’s debt. As of December 31, 2001, Argentina's gross public debt in default totaled U.S.$89.1 billion.

Massive social unrest caused by the economic crisis brought down the de la Rúa administration and triggered a political crisis that culminated with the accession of Eduardo Duhalde to the presidency.  In January 2002, the Convertibility Regime ended and Congress granted the Government authority to establish the exchange rate between the peso and the U.S. dollar.

Under the Duhalde administration, the Government:

•	allowed the value of the peso to float against other currencies, eliminating a dual exchange rate system that had been adopted immediately following the end of the Convertibility Regime;

•
ordered the conversion into pesos (known as “pesification”) of certain foreign currency-denominated, Argentine law-governed debts to financial institutions and utility contracts at a rate of Ps.1.00 per U.S.$1.00 and of all foreign currency;

•	denominated deposits at a rate of Ps.1.40 per U.S.$1.00; the resulting peso-denominated obligations were subject to adjustments for inflation; and

•	imposed further restrictions on bank withdrawals (known as the corralón), which effectively froze and rescheduled all term deposits.

Additionally, in 2002, the Central Bank introduced a number of restrictions on foreign exchange transactions, including:

•	limits on the amount of U.S. dollars that could be held per month in bank accounts;

•	limits on transfers of foreign currency outside of Argentina; and

•	restrictions on foreign trade transactions.

The economic crisis peaked during the first six months of 2002.  As a consequence of certain adjustments in Argentina’s foreign trade and a prudent expansionary monetary policy, by the middle of 2002 the adjustment in the current account had created the conditions for a stabilization of the peso.  As the domestic currency stabilized, inflationary pressures declined.  This, combined with the expansion of the monetary base, permitted a gradual stabilization of interest rates, which had sharply increased following the end of the Convertibility Regime.

During the last six months of 2002, real GDP contraction had slowed to 6.6%, as compared to the last six months of 2001, and Argentina registered a U.S.$4.9 billion surplus in its current account.  As of December 31, 2002:

•	the peso had appreciated to Ps.3.36 per dollar, compared to a low of Ps.3.87 on June 26, 2002;

•
inflation, as measured by the CPI, was 8.0% for the six month period ended December 31, 2002, compared to 30.5% for the six-month period ended June 30, 2002. In 2002, inflation, as measured by the CPI was 41.0% and as measured by the WPI was 118.0%, which, although significant, was relatively low in comparison to the more than 300.0% devaluation of the peso during that year; and

•	the Central Bank’s international reserves had increased to U.S.$10.5 billion, from U.S.$9.6 billion on June 30, 2002.

The improved economic conditions, in particular the reduction in capital flight from the Argentine economy, allowed the Government to begin lifting restrictions on bank withdrawals in November 2002.

Despite the improvement in economic conditions during the last six months of 2002, overall real GDP declined 10.9% for the year.

2003 and the Kirchner Administration

Néstor Kirchner became president of Argentina on May 25, 2003.  The overall goal of his administration was to achieve sustainable growth through structural reforms while maintaining a focus on ameliorating poverty and social inequities, which were exacerbated as a result of the 2001 to 2002 recession. The economic recovery that began in the last six months of 2002 continued during 2003, with real GDP growing by 8.8%.

President Kirchner established an economic model that shifted away from the neo-liberal approach of the 1990s to a more socially conscious, heterodox model.  Rather than emphasizing deregulation of the economy, President Kirchner emphasized state involvement in the economy to improve public services and encourage redistribution of income.

2004 to 2008

From 2004 to 2008, the Argentine economy grew each year, driven by the industrial, construction, and services sectors.  The Government adopted economic policies designed to foster growth and address the needs of the poor and other vulnerable segments of the population.  Investment in real terms increased significantly and a higher tax burden, coupled with the impact of the economic recovery on revenue levels, led to primary fiscal surpluses.  Economic growth, in turn, created jobs and the unemployment rate decreased.

2004

Real GDP grew 9.0% in 2004 primarily as a result of increases in domestic consumption and gross investment, which gave rise to higher employment and wages.  Construction and manufacturing were the principal drivers for economic growth during this period.  The unemployment rate decreased from 14.5% for the fourth quarter of 2003 to 12.1% for the same period in 2004, and the underemployment rate decreased from 16.3% for the fourth quarter of 2003 to 14.2% for the same period in 2004.

The value of the peso remained stable in 2004, with the exchange rate increasing from Ps.2.93 per U.S. dollar as of December 31, 2003, to Ps.2.97 per U.S. dollar as of December 31, 2004.  During this period the Central Bank purchased significant amounts of foreign currencies in the foreign exchange market, increasing its international reserves by 39.1% to U.S.$19.6 billion as of December 31, 2004.

In 2004, Argentina registered net capital inflows for the first time since 2000, resulting in a surplus in the country’s capital and financial account of U.S.$1.5 billion, as compared to a U.S.$3.2 billion deficit in 2003.  This increase in net capital inflows reflected greater borrowing by Argentina’s non-financial private sector for investments and working capital.  Primarily as a result of this shift in the capital and financial account, Argentina’s balance of payments surplus increased from U.S.$3.6 billion in 2003 to U.S.$5.3 billion in 2004.

2005

The economy continued to grow in 2005, with real GDP growing by 9.2%, primarily as a result of an increase in gross investment, public and private consumption and exports.  As a result of this stable growth, the unemployment rate decreased from 12.1% for the fourth quarter of 2004 to 10.1% for the same period in 2005, and the underemployment rate decreased from 14.2% for the fourth quarter of 2004 to 11.9% for the same period in 2005.  This economic growth applied upward pressure on the demand for goods and services, which resulted in higher inflation in 2005 as compared to 2004.

The value of the peso also remained stable in 2005 as the exchange rate increased slightly from Ps.2.97 per U.S. dollar as of December 31, 2004, to Ps.3.03 per U.S. dollar as of December 31, 2005.  The Central Bank continued to purchase foreign currency in the foreign exchange market during this period, increasing its international reserves by 42.9% to U.S.$28.1 billion as of December 31, 2005.

2006

The Argentine economy continued to grow in 2006, with real GDP growing 8.5%, primarily as a result of an increase in gross investment and in public and private consumption.  As in 2005, the activity in the construction sector increased significantly, even surpassing the average growth in the economy.  As a result of this growth, the unemployment rate from 10.1% for the fourth quarter of 2005 to 8.7% for the same period in 2006, and the underemployment rate decreased from 11.9% for the fourth quarter of 2005 to 10.8% for the same period in 2006.

In 2006, prices increased at a lower pace, as compared to 2005.  The CPI accumulated an increase of 9.8% from December 31, 2005, to December 31, 2006.  The WPI increased 7.2% in the same period.  This slower inflation was due to a more restrictive monetary policy and voluntary price freeze agreements between the Government and private companies in certain sectors.

The peso depreciated slightly in 2006, as the exchange rate increased slightly from Ps.3.03 per U.S. dollar as of December 31, 2005, to Ps.3.07 per U.S. dollar as of December 31, 2006.  The Central Bank’s international reserves increased to U.S.$32.0 billion as of December 31, 2006, as a result of U.S. dollar purchases to stabilize the value of the peso.

2007 and Fernández de Kirchner’s Administration

Cristina E. Fernández de Kirchner became Argentina’s President on December 10, 2007.  Her administration has continued many of the policies from Néstor Kirchner’s administration, including:

•	pursuing strong economic growth;

•	maintaining fiscal and trade surpluses;

•	maintaining exchange rates for the peso that preserve export competitiveness;

•	maintaining relatively low interest rates;

•
managing inflation through price controls and other measures, including negotiating a “social pact” between business and trade unions to control wages, slow price increases and provide a stable environment for investment;

•	addressing social needs, in part through food, energy, transport and other subsidies; and

•
imposing taxes and tariffs on agricultural products in an effort to provide resources principally to allow the Government to carry out social programs, continue economic subsidies to the energy and transportation sectors and ensure adequate supply of essential items within the domestic market.

The economy continued to expand in 2007, with real GDP growing 8.7%, primarily as a result of increases in gross investment and domestic private consumption.  The services sector grew 8.7%, primary production grew 7.5% and the secondary production sectors grew 8.0%.  In addition, tourism boomed, with an estimated record of 13.7 million foreign tourists visiting Argentina in 2007.  As a result of this growth, unemployment continued to decrease.

In 2007, the CPI increased 8.5%.  The WPI grew 14.6%, more than doubling the increase in 2006, with a 14.7% increase in national products and a 13.2% increase in imported products.

From July to October 2007, the exchange rate was impacted by the challenging conditions in the international financial markets.  The Central Bank actively intervened on the spot and futures markets in coordination with the official banking sector to manage exchange rate volatility.  During the second half of 2007, the peso/dollar exchange rate increased from Ps.3.09 per U.S.$1.00 on June 29, 2007 to Ps.3.15 per U.S.$1.00 on December 28, 2007.  The yearly average exchange rate for 2007 was Ps.3.12 per U.S.$1.00.

The Central Bank’s international reserves increased 44.1% to U.S.$46.2 billion as of December 28, 2007. The accumulation of reserves followed a policy designed to protect Argentina against economic shocks.

2008

The economy continued to grow in 2008 despite the fact that during the last quarter of 2008, the United States and certain other major economies declined into recessions.  Argentina, like Brazil and other emerging economies, was affected by a significant slowdown in economic activity, major capital outflows and declining commodity prices.  Consumption and investment also declined.  Many businesses began to cut back or delay their investment plans due to the risk of a weakening demand.  As a result, although real GDP increased 6.8%, it increased at a lower rate than in the previous four years.

Prices, as measured by CPI continued to increase, although at a lower rate in 2008 as compared to 2007.  In 2008, the CPI increased 7.2% and the WPI grew 8.8%, with an 8.4% increase in national products and a 13.8% increase in imported products.

Expectations of lower growth in real income and a reduction of employment affected household spending levels, particularly on consumer durables.  To counteract this effect, the Government adopted measures to stimulate consumption by reducing the tax burden on individuals to increase disposable income and by increasing the availability of credit for durable goods.  The Government launched several plans aimed at providing consumer credit, including:

•	a plan to provide loans for buyers of utility vehicles, trucks and bicycles;

•	a plan to allow consumers to finance the purchase of low-priced new cars to encourage car production in Argentina; and

•	a plan to stimulate consumption of household appliances.

First Nine Months of 2009

During the first nine months of 2009, the economy continued to grow, although at a less rapid pace due to the economic slowdown that started in the last quarter of 2008 and that has continued into 2009.  During this period, Argentina’s real GDP increased 0.2% as compared to the same period in 2008, primarily as a result of a 7.1% increase in public sector consumption, which was partially offset by a 0.4% decrease in private consumption, and a significant improvement in foreign trade.  These factors were partially offset by a 12.5% decline in gross investment resulting from a 4.4% decrease in construction and a 22.4% decrease in durable equipment for production.  Argentina intends to increase investments in public sector infrastructure in 2009 to partially offset the decline in private sector investment.

During 2009 the CPI increased 7.7% and the WPI increased 10.0%.

Gross Domestic Product

Gross domestic product, or “GDP,” is a measure of the total value of final products and services produced in a country.  Nominal GDP measures the total value of final production in current prices.  Real GDP measures the total value of final production in constant prices of a particular year, thus allowing historical GDP comparisons that exclude the effects of inflation.  Argentina’s real GDP figures are measured in pesos and are based on constant 1993 prices.

The following table sets forth the evolution of GDP, per capita GDP and per capita income for the periods specified, at current prices.

Evolution of GDP, Per Capita GDP and Per Capita Income(3)
(at current prices)

	2004		2005		2006		2007		2008
GDP (in millions of pesos)(3)	Ps.	447,643	Ps.	531,939	Ps.	654,439	Ps.	812,456	Ps.	1,032,758
GDP (in millions of U.S. dollars)(3)	U.S.$	152,183	U.S.$	181,964	U.S.$	212,895	U.S.$	260,789		326,583
Per capita GDP (in U.S. dollars)(3)		3,917		4,630		5,357		6,490		8,040
Per capita income(1) (in U.S. dollars)		3,704		4,489		5,243		6,369		7,865
Peso / U.S. dollar exchange rate(2)		2.94		2.92		3.07		3.12		3.16

___________________________
(1)	Per capita national disposable income, which is equal to gross nominal GDP less net foreign remittances and plus net transfers, divided by the country’s population.
(2)	Average rate for the period specified.
(3)	GDP figures in this table are expressed in nominal terms.
Source: Ministry of Economy.

The following tables set forth information on Argentina’s real  GDP, by expenditure, for the periods specified, at constant 1993 prices.

Composition of Real GDP by Expenditure
(in millions of pesos, at constant 1993 prices)

	2004		2005		2006		2007		2008
Consumption:
Public sector consumption	Ps.	35,247	Ps.	37,403	Ps.	39,365	Ps.	42,341	Ps.	45,261
Private consumption		183,906		200,317		215,882		235,241		250,629
Total consumption		219,152		237,719		255,247		277,582		295,890
Gross investment		49,280		60,458		71,438		81,187		88,553
Exports of goods and services		37,957		43,083		46,242		50,446		51,030
Imports of goods and services		28,551		34,301		39,575		47,685		54,406
Net exports/(imports)		9,406		8,782		6,666		2,761		(3,376)
Statistical discrepancy		1,304		(2,196)		(2,786)		(2,360)		2,378
Real GDP	Ps.	279,141	Ps.	304,764	Ps.	330,565	Ps.	359,170	Ps.	383,444
___________________________
Source: Ministry of Economy.

Composition of Real GDP by Expenditure
(as % of total real GDP, at constant 1993 prices)

	2004	2005	2006	2007	2008
Consumption:
Public sector consumption	12.6%	12.3%	11.9%	11.8%	11.8%
Private consumption	65.9	65.7	65.3	65.5	65.4
Total consumption	78.5	78.0	77.2	77.3	77.2
Gross investment	17.7	19.8	21.6	22.6	23.1
Exports of goods and services	13.6	14.1	14.0	14.0	13.3
Imports of goods and services	10.2	11.3	12.0	13.3	14.2
Net exports/(imports)	3.4	2.9	2.0	0.8	(0.9)
Statistical discrepancy	(0.5)	(0.7)	(0.8)	(0.7)	0.6
Real GDP	100.0%	100.0%	100.0%	100.0%	100.0%
___________________________
Source: Ministry of Economy.

Evolution of Real GDP by Expenditure
(% change from previous year, at constant 1993 prices)

	2004	2005	2006	2007	2008
Consumption:
Public sector consumption	2.7%	6.1%	5.2%	7.6%	6.9%
Private consumption	9.5	8.9	7.8	9.0	6.5%
Total consumption	8.3	8.5	7.4	8.8	6.6
Gross investment	34.4	22.7	18.2	13.6	9.1
Exports of goods and services	8.1	13.5	7.3	9.1	1.2
Imports of goods and services	40.1	20.1	15.4	20.5	14.1
Net exports/(imports)	(36.2)	(6.6)	(24.1)	(58.6)	(222.3)
Statistical discrepancy	(44.9)	(268.4)	26.9	(15.3)	(200.7)
Real GDP	9.0%	9.2%	8.5%	8.7%	6.8%
___________________________
Source: Ministry of Economy.

The following tables set forth information on Argentina’s gross investment, by expenditure, for the periods indicated, at constant 1993 prices.

Composition of Gross Investment
(in millions of pesos, at constant 1993 prices)

	2004		2005		2006		2007		2008

Durable equipment for production:
Machinery and equipment:
National	Ps.	6,688	Ps.	7,516	Ps.	8,330	Ps.	9,220	Ps.	9,741
Imported		6,018		7,995		10,123		13,138		15,621
Total		12,706		15,511		18,452		22,358		25,363
Transport products:
National		2,235		2,930		3,383		3,995		4,206
Imported		3,301		4,632		5,315		6,935		9,131
Total		5,536		7,562		8,697		10,930		13,337
Total durable equipment for production		18,242		23,073		27,150		33,288		38,700
Construction(1)		31,037		37,386		44,289		47,899		49,853
Total gross investment	Ps.	49,280	Ps.	60,458	Ps.	71,438	Ps.	81,187	Ps.	88,553
___________________________
(1)	Includes mining exploration.
Source: Ministry of Economy.

Composition of Gross Investment
(as % of total Gross Investment, at constant 1993 prices)

	2004	2005	2006	2007	2008

Durable equipment for production
Machinery and equipment
National	14%	12%	12%	11%	11%
Imported	12	13	14	16	18
Total	26	26	26	28	29
Transport products
National	5	5	5	5	5
Imported	7	8	7	9	10
Total	11	13	12	13	15
Total durable equipment for production	37	38	38	41	44
Construction(1)	63	62	62	59	56
Total gross investment	100.0%	100.0%	100.0%	100.0%	100.0%
___________________________
(1)	Includes mining exploration.
Source: Ministry of Economy.

Evolution of Gross Investment
(% change from previous year, at constant 1993 prices)

	2004	2005	2006	2007	2008

Durable equipment for production
Machinery and equipment
National	18.5%	12.4%	10.8%	10.7%	5.7%
Imported	80.8	32.9	26.6	29.8	18.9
Total	41.7	22.1	19.0	21.2	13.4
Transport products
National	37.2	31.1	15.5	18.1	5.3
Imported	138.1	40.3	14.7	30.5	31.7
Total	83.6	36.6	15.0	25.7	22.0
Total durable equipment for production	52.2	26.5	17.7	22.6	16.3
Construction (1)	25.8	20.5	18.5	8.2	4.1
Total gross investment	34.4%	22.7%	18.2%	13.6%	9.1%
___________________________
(1)	Includes mining exploration.
Source:  Ministry of Economy.

Overview of GDP

In 2004, real GDP increased 9.0%, primarily as a result of an increase in gross investment and domestic consumption.  The increase in investment resulted in part from growth in all investment sectors, including investment in durable equipment for production and investment in machinery and transport products.  Growth in domestic consumption was primarily attributable to a general improvement in the economy, increases in salaries and improved credit access for families.  Continued increases in production also led in turn to increased levels of employment and income.  See “—Employment and Labor.”

In 2005, real GDP increased 9.2%, primarily as a result of an increase in gross investment and domestic consumption resulting from Argentina’s general economic recovery.  Investment continued to grow in all sectors, both in domestic equipment and in foreign equipment.  As in the previous period, the growth in domestic consumption was primarily attributable to economic growth, increases in salaries and improved credit access for families.

In 2006, real GDP increased 8.5%, primarily as a result of an increase in gross investment (mainly in the construction sector), domestic private consumption and domestic public consumption (maintaining the fiscal surplus).  The increases in investment and consumption were partly offset by a reduction in net exports.

In 2007, Argentina’s real GDP grew 8.7% and completed a five-year growth period at an 8.8% annual average rate.  Per capita income increased 153.8% in 2007, as compared to the per capita income recorded in 2002, when Argentina was enduring the worst economic crisis in its history. Real GDP growth in 2007 was mainly the result of an increase in gross investment and domestic private consumption, continuing the trend that began in 2003.  As a result of this economic performance, the ratio of gross investment to real GDP was 22.6%, the highest ratio since 1993.

Gross investment increased in 2007 due to:

•	higher levels of capital investment;

•	increases in foreign investment;

•	higher levels of durable equipment for production, which increased 22.6% in 2007; and

•	growth in construction, which increased 8.2% in 2007.

Domestic private consumption increased in 2007 due to:

•	higher levels of employment;

•	higher salaries;

•
increases in the number of social security beneficiaries through the implementation of the Pension Inclusion Plan (Plan de Inclusión Previsional), which provided for the addition of 1.4 million new retirees into the social security system;

•	increases in the level of benefits granted to retirees; and

•	income tax modifications that increased the level of non-taxable income in the form of family allowances and special deductions, which stimulated consumption.

In its sixth year of expansion, the Argentine economy grew at a slower rate in 2008, with an annual real GDP growth of 6.8% as compared to a real GDP growth of 8.7% in 2007, primarily due to the global economic slowdown in the last quarter of 2008.  Per capita income increased 23.5% in 2008.

As in previous periods, real GDP growth in 2008 was mainly a result of an increase in gross investment and domestic private consumption.  The ratio of gross investment to real GDP was 23.1% in 2008.  In 2008, gross investment grew 9.1% as compared to 2007, mainly due to a 18.9% increase in imported machinery and equipment, which represented 18% of gross investment, and a 31.7% increase in imported transport products, which represented 10% of gross investment.

During 2008, in the last six months in particular, there was a deceleration in corporate investment growth rates.  Nevertheless, in 2009 the Government has increased spending on infrastructure, which tends to lead to increases in construction and capital goods spending.

Gross investment increased in 2008 mainly due to higher levels of durable equipment for production, which increased 16.3% in 2008.  The construction sector showed a significant deceleration, increasing 4.1% in 2008 as compared to 8.2% in 2007.

Domestic private consumption increased in 2008 due to:

•	higher levels of employment;

•	higher salaries;

•	increases in the level of benefits granted to retirees;

•	modifications to the income tax regime to stimulate private consumption; and

•	new credit lines for the purchase of cars and household appliances.

From 2004 to 2008, investment increased across all sectors, notably in the construction sector, which increased 60.6% since 2004, and in durable equipment for production, which increased 112.1% since 2004.  The increase in consumption was primarily attributable to salary increases and improved credit access for families.

In the first nine months of 2009, Argentina’s real GDP increased 0.2% as compared to the same period in 2008, primarily as a result of:

•	a 0.7% increase in total consumption due to a 7.1% increase in public sector consumption, which was partially offset by a 0.4% decrease in private consumption; and

•
a significant improvement in foreign trade, with Ps.5.3 billion of net exports of goods and services in the first nine months of 2009 as compared to Ps.3.1 billion of net imports of goods and services in the same period in 2008. This change in trend was mainly due to a 23.7% decrease in imports of goods and services in the first nine months of 2009 as compared to the same period in 2008, partially offset by a 9.1% decrease in exports of goods and services during the same period.

These factors were partially offset by a 12.5% decline in gross investment resulting from a 4.4% decrease in construction and a 22.4% decrease in durable equipment for production.

Domestic Savings and Investment

The table below sets forth information for Argentina’s domestic savings and investment for the periods specified.

Domestic Savings and Investment
(in millions of pesos, at current prices)

	2004		2005		2006		2007		2008

Domestic savings	Ps.	92,300	Ps.	126,056	Ps.	172,947	Ps.	216,432	Ps.	276,485
External savings(1)		(8,513)		(15,026)		(22,233)		(19,716)		(17,068)
Total savings	Ps.	83,787	Ps.	111,030	Ps.	150,714	Ps.	196,716	Ps.	259,416
Domestic investment(2)	Ps.	85,800	Ps.	114,132	Ps.	152,838	Ps.	196,622	Ps.	240,486
___________________________
(1)
A measure of the amount of funds contributed or withdrawn from abroad (i.e., from non-Argentine residents) for domestic investment. Includes Net Transactions from the Capital Account in the Balance of Payments.

(2)	Includes gross formation of fixed capital. Does not include statistical discrepancies and change in inventories.
Source: Ministry of Economy.

The increase in investment from 2004 to 2005 was primarily attributable to substantial growth in domestic savings.  Due to the levels of investment and the surplus in the current account and payments account, the negative trend in external savings gradually decreased.  Accordingly, in the same period, domestic investment registered an accumulated growth of 100.6%, primarily as a result of the recovery in economic activity.  External savings decreased significantly in 2004, and increased in 2005, although external savings in 2005 did not return to 2003 levels.  See “Foreign Trade and Balance of Payments—Balance of Payments—Current Account.”

In 2006, domestic investment increased 33.9% as compared to 2005.  This growth was primarily attributable to a 37.2% increase in domestic savings, which was partially offset by a 48.0% increase in external savings.  The net result was a 35.7% increase in total savings.  The increase in external savings during 2006 was primarily attributable to an increase in the net return to foreign investors.  Unlike in the 1990s, in recent years domestic savings have financed much of the domestic investment in Argentina.

In 2007, domestic investment increased 28.6% as compared to 2006.  This growth was primarily attributable to a 25.1% increase in domestic savings and a 11.3% decrease in external savings.  The net result was a 30.5% increase in total savings.

In 2008, domestic investment increased 22.3%, as compared to 2007.  This growth was primarily attributable to a 27.7% increase in domestic savings and a 13.4% decrease in external savings.  The net result was a 31.9% increase in total savings.

In the first three months of 2009, domestic investment decreased 3.0% as compared to the same period in 2008.  This decrease was mainly attributable to a 6.0% decrease in domestic savings, which was partially offset by a 42.3% decrease in external savings.  The net result was a 3.1% decrease in total savings.

Principal Sectors of the Economy

The economic sectors that contribute the most to the Argentine GDP are the services and secondary production sectors.  The service sector accounted for 61.8% of real GDP in 2008, and the secondary production sector accounted for 24.9% of real GDP in 2008.

The following tables set forth the composition of Argentina’s real GDP by economic sector for the periods specified.

Real GDP by Sector(1)
(in millions of pesos, at constant 1993 prices)

	2004		2005		2006		2007		2008(2)

Primary production:
Agriculture, livestock, fisheries and forestry	Ps.	15,578	Ps.	17,309	Ps.	17,761	Ps.	19,502	Ps.	19,007
Mining and extractives (including petroleum and gas)		5,078		5,068		5,219		5,195		5,250
Total primary production		20,655		22,377		22,980		24,697		24,257
Secondary production:
Manufacturing		46,977		50,480		54,975		59,153		61,842
Construction		14,623		17,605		20,751		22,806		23,641
Electricity, gas and water		8,183		8,595		9,023		9,541		9,863
Total secondary production		69,783		76,680		84,749		91,501		95,346
Services:
Transportation, storage and communications		25,370		29,131		33,049		37,568		42,129
Trade, hotels and restaurants		42,028		46,020		49,666		54,964		59,287
Financial, real estate, business and rental services		50,514		54,118		58,532		63,297		69,182
Public administration, education, health, social and personal services		54,055		57,087		60,164		63,184		66,277
Total services		171,967		186,355		201,411		219,014		236,874
Plus import duties less adjustment for banking service(3)		16,736		19,352		21,425		23,959		26,967
Total real GDP	Ps.	279,141	Ps.	304,764	Ps.	330,565	Ps.	359,170	Ps.	383,444
___________________________
(1)
Production amounts by sector are subject to periodic review and are adjusted to reflect new or more accurate data after the publication of Argentina’s total real GDP, which is not subject to periodic review and adjustment (See “Presentation of Financial Information”). As a result, production amounts by sector presented elsewhere in this annual report will differ from amounts presented on this table.

(2)	Preliminary figures.
(3)
The production figures in this table do not include duties assessed on imports needed for production, which must be taken into account for purposes of determining real GDP, but include the cost of any related banking services, which are again counted in “Financial, real estate, business and rental services.” This line item adds back import duties and subtracts banking services for purposes of determining real GDP.

Source:  Ministry of Economy.

Real GDP by Sector
(as a % of real GDP, at constant 1993 prices)

	2004	2005	2006	2007	2008
Primary production:
Agriculture, livestock, fisheries and forestry	5.6%	5.7%	5.4%	5.4%	5.0%
Mining and extractives (including petroleum and gas)	1.8	1.7	1.6	1.4	1.4
Total primary production	7.4	7.3	7.0	6.9	6.3
Secondary production:
Manufacturing	16.8	16.6	16.6	16.5	16.1
Construction	5.2	5.8	6.3	6.3	6.2
Electricity, gas and water	2.9	2.8	2.7	2.7	2.6
Total secondary production	25.0	25.2	25.6	25.5	24.9
Services:
Transportation, storage and communication	9.1	9.6	10.0	10.5	11.0
Trade, hotels and restaurants	15.1	15.1	15.0	15.3	15.5
Financial, real estate, business and rental services	18.1	17.8	17.7	17.6	18.0
Public administration, education, health, social and personal services	19.4	18.7	18.2	17.6	17.3
Total services	61.6	61.1	60.9	61.0	61.8
Plus import duties less adjustment for banking service(1)	6.0	6.3	6.5	6.7	7.0
Total real GDP	100.0%	100.0%	100.0%	100.0%	100.0%
___________________________
(1)
The production figures in this table do not include duties assessed on imports needed for production, which must be taken into account for purposes of determining real GDP, but include the cost of any related banking services, which are again counted in “Financial, real estate, business and rental services.” This line item adds back import duties and subtracts banking services for purposes of determining real GDP.

Source:  Ministry of Economy.

From 2004 to 2008, the increase in real GDP was driven primarily by the services sector, which grew by 37.7%, and the secondary production sector, which grew by 36.6%.  Transportation, storage and communication registered the highest growth within the services sector, and construction activity within the secondary production sector.  In 2008, the growth of the primary and secondary production sectors was negatively affected by the farmers’ protests and the global economic slowdown.  See “—Primary Production” below.  The GDP share of each sector has not changed significantly over this period.

During the first nine months of 2009, real GDP increased 0.2% as compared to the same period in 2008.  This growth was primarily driven by the services sector, which increased by 3.2%, representing 63.1% of real GDP in this period.  In contrast, the secondary production sector decreased 2.0% and the primary production sector decreased 15.4% as compared to the same period in 2008, partially offsetting the increase in the services sector.

The following table sets forth Argentina’s real GDP growth by sector for the periods specified.

Real GDP Growth by Sector
(% change from previous year, at constant 1993 prices)

	2004	2005	2006	2007	2008(2)
Primary production:
Agriculture, livestock, fisheries and forestry	(1.5)%	11.1%	2.6%	9.8%	(2.5)%
Mining and extractives (including petroleum and gas)	(0.4)	(0.2)	3.0	(0.5)	1.1
Total primary production	(1.3)	8.3	2.7	7.5	(1.8)
Secondary production:
Manufacturing	12.0	7.5	8.9	7.6	4.5
Construction	29.4	20.4	17.9	9.9	3.7
Electricity, gas and water	6.5	5.0	5.0	5.7	3.4
Total secondary production	14.5	9.9	10.5	8.0	4.2
Services:
Transportation, storage and communication	13.4	14.8	13.5	13.7	12.1
Trade, hotels and restaurants	12.4	9.5	7.9	10.7	7.9
Financial, real estate, business and rental services	2.2	7.1	8.2	8.1	9.3
Public administration, education, health, social and personal services	4.4	5.6	5.4	5.0	4.9
Total services	6.8	8.4	8.1	8.7	8.2
Plus import duties less adjustment for banking service(1)	26.8	15.6	10.7	11.8	12.5
Total real GDP	9.0%	9.2%	8.5%	8.7%	6.8%
___________________________
(1)
The production figures in this table do not include duties assessed on imports needed for production, which must be taken into account for purposes of determining real GDP, but include the cost of any related banking services, which are again counted in “Financial, real estate, business and rental services.” This line item adds back import duties and subtracts banking services for purposes of determining real GDP.

(2)	Preliminary figures.
Source:  Ministry of Economy.

Primary Production

Agriculture, Livestock, Fisheries and Forestry

Argentina’s agriculture, livestock, fisheries and forestry sector represented 5.0% of real GDP in 2008.  Argentina is self-sufficient in virtually all agricultural and livestock products.  During the 1990s, Argentina became a major exporter of primary products, including cereals, grains, meat and fish.  From 2004 to 2008, crop production and livestock breeding together accounted for an average 89.5% of this sector’s total production.  Crop production consists primarily of soy, corn and wheat.  Soy production has represented an increasing percentage of exports, largely because of the international prices of commodities (particularly soy prices) increased in past years until the second half of 2008.

The following tables set forth Argentina’s agriculture, livestock, forestry and fishing production and growth for the periods specified.

Agriculture, Livestock, Forestry and Fishing Production(1)
(in millions of pesos, at constant 1993 prices)

	2004		2005		2006		2007		2008

Agriculture, livestock and hunting:
Crop production	Ps.	9,120	Ps.	10,785	Ps.	10,826	Ps.	12,352	Ps.	11,771
Livestock breeding		4,811		4,945		5,132		5,252		5,350
Agricultural and livestock services, excluding veterinary services		928		1,053		1,086		1,222		1,185
Hunting and related services		8		9		8		8		8
Total agriculture, livestock, and hunting		14,866		16,793		17,052		18,834		18,314
Fishing		354		304		496		464		483
Forestry, logging and related services		357		356		354		368		369
Total sector production	Ps.	15,578	Ps.	17,452	Ps.	17,901	Ps.	19,667	Ps.	19,166
___________________________
(1)
Production amounts by sector presented on this table are subject to periodic review and were adjusted to reflect new or more accurate data after publication of Argentina’s total real GDP, which is not subject to periodic review and adjustment (See “Presentation of Financial Information”).  As a result, production amounts by sector presented on this table will differ from those presented on “Real GDP by Sector.”

Source: Ministry of Economy.

Agriculture, Livestock, Forestry and Fishing Production
(% change from the previous year, at constant 1993 prices)

	2004	2005	2006	2007	2008
Agriculture, livestock and hunting:
Crop production	(6.3)%	18.3%	0.4%	14.1%	(4.7)%
Livestock breeding	11.0	2.8	3.8	2.3	1.9
Agricultural and livestock services, excluding veterinary services	(3.5)	13.5	3.1	12.6	(3.1)
Hunting and related services	5.7	19.0	(19.2)	2.1	9.5
Total agriculture, livestock, and hunting	(1.1)	13.0	1.5	10.5	(2.8)
Fishing	(19.1)	(14.3)	63.1	(6.3)	4.1
Forestry, logging and related services	3.3	(0.5)	(0.4)	4.0	0.1
Total sector production	(1.5)%	12.0%	2.6%	9.9%	(2.5)%
___________________________
Source:  Ministry of Economy.

In 2004, total output for the sector declined 1.5%, primarily as a result of a 6.3% drop in the total production of crops.  Even though the harvested surface expanded during this period, the production of soy, corn and sunflower decreased due to a water shortage that affected those crops.  The international prices of commodities increased in 2004 due to worldwide economic growth that increased demand, mitigating the effects of the declining crop output.

In 2005, total production in the sector increased 12.0%, primarily as a result of an 18.3% increase in crop production, which reached a new volume record in 2005.  Livestock breeding also increased 2.8% and agricultural and livestock services excluding veterinary services grew 13.5%.

In 2006, the sector increased 2.6% as compared to 2005, primarily attributable to a 3.8% increase in livestock breeding, a 3.1% increase in agricultural and livestock services excluding veterinary services and a 63.1% increase in fishing.  During the first quarter of 2006, the Government introduced restrictions on beef exports in order to curb domestic price increases.  As a result, beef prices stabilized, allowing the Government to replace the ban on beef exports with certain caps and quotas, which remained in effect until December 31, 2007.  See “Foreign Trade and Balance of Payments—Balance of Payments” for more information.

In 2007, the sector increased 9.9% as compared to 2006.  This increase was primarily due to a 14.1% increase in crop production resulting from increased prices for agricultural commodities.  The total growth of the sector was also affected by a small increase of 2.3% in livestock breeding, which represented 26.7% of total sector production.

Since 2007, the Government has actively sought to forestall a rise in domestic food prices and to provide for adequate supply in the domestic market by subsidizing milk, wheat, chicken, meat and corn flour among other food products and by placing price controls on products such as meat.

In 2008, the sector decreased 2.5% as compared to 2007.  This decrease was primarily a result of a 4.7% decrease in crop production due to the drought and the drop in international prices of commodities.  The total decline of this sector was partially offset by a 1.9% increase in livestock breeding, which represented 27.9% of this sector’s total production.  In August 2008, the Government announced a Ps.30.1 million subsidy to milk producers in an effort to control prices and provide for adequate supply in the domestic market.  In addition, the Government announced an increase to the agricultural subsidy program by Ps.330 million in August 2008.  The majority of the subsidies went to domestic wheat millers, poultry producers, cattle food lot operators and dairy producers in an effort to compensate for export limits and prices controls.

The farmers’ protests during the first six months of 2008 had a negative impact on Argentina’s food production and exports.  Argentina’s four leading associations of farm producers led several strikes and protests against a variable tax on cereal and grain exports, which replaced a fixed-rate tax, and resulted in an increase in the tax burden for farmers.  The protests included blockages of rural highways and ports that caused food shortages, rationing and widespread increases in the price of food.  The conflicts between the farmers and the Government weakened after the new tax was abolished in July 2008.  In the beginning of 2009, the farmers’ protests intensified again mainly due to the increased economic challenges affecting the agricultural sector as a result of the sharp decline in commodity prices and a severe drought during the second half of 2008.  On March 3, 2009, after several months of protests, the Government and the representatives of the four leading associations of farm producers signed a memorandum of understanding regarding subsidies, meat, dairy and wheat export quotas and the lowering of export taxes and other taxes for agricultural production.  On March 9, 2009, the Government issued several regulations implementing part of the measures agreed in the previous week with the representatives of the four leading associations of farm producers.  See “Foreign Trade and Balance of Payment—Trade Regulation” for recent policies adopted by the Government.

Beginning in the second quarter of 2008 and until the first quarter of 2009, Argentina experienced its most severe drought in decades.  As a response to the drought, the Government declared an agricultural and livestock state of emergency and announced several measures to aid farmers and ease the effects of the drought on the general economy.  The drought affected the 2009 harvest and as a result, wheat production which was the most damaged, decreased from approximately 16 million tons to approximately nine million tons.

Mining and Extractives (Including Petroleum and Gas Production)

The mining and extractives sector consists primarily of precious and semi-precious metals, coal, petroleum and gas exploration and production.  Historically, mining activity in Argentina has represented a small part of the economy, accounting for 1.4% of real GDP in 2008.

The sector declined 0.4% in 2004 and 0.2% in 2005, even though prices in the international markets had reached record levels and both drillings and finished wells had increased.  In 2005, natural gas production also decreased after having reached maximum levels the previous year.  During 2006, the sector increased 3.0% as compared to 2005.  The declining output in these sectors from 2002 to 2006, despite favorable market conditions, led the Government to adopt measures that allowed producers to increase internal supply and meet export commitments.  These measures included fiscal and tariff incentives, access to adjacent areas for further hydrocarbon exploration and extraction and improved distribution and transport systems.

During 2007, the mining and extractives sector decreased 0.5% as compared to 2006.  In 2008, the mining and extractives sector increased 1.1% as compared to 2007.  During the first six months of 2009, the mining and extractives sector increased 1.7% as compared to the same period in 2008.

While previously a net exporter of oil and gas, Argentina has, since the first quarter of 2004, experienced energy shortages and power outages.  As a result, Argentina has increased its energy imports from neighboring countries.  During 2005 and 2006, Argentina reached agreements with Brazil, Bolivia and Venezuela for the purchase of natural gas and fuel oils to overcome potential shortages.

In 2007 and 2008, the Government continued to impose price controls on energy products such as gas and oil and to subsidize the energy sector in order to compensate producers for losses from price controls and to ensure adequate supply in the Argentine domestic market. Total transfers to the energy sector were Ps.9.9 billion in 2007 and Ps.19.0 billion in 2008.  For additional discussion of the oil and gas sector as it relates to current energy shortages in Argentina, see “—Electricity, Gas and Water.”

The following table shows the proven reserves of petroleum and natural gas in Argentina as of the dates specified.

Proven Reserves

	2004	2005	2006	2007	2008
Petroleum(1)	393,972	349,096	411,262	415,913	400,697
Natural gas(2)	541,857	438,951	446,156	441,974	398,529
___________________________
(1)	In thousands of cubic meters.
(2)	In billions of cubic meters.
Source:  Ministry of Economy.

Secondary Production

Manufacturing

Argentina has a diversified manufacturing sector that accounted for 16.1% of real GDP in 2008.  Food and beverages, chemical products and substances, coal and oil derivatives and nuclear combustibles are the main areas of production in the manufacturing sector.  The sector was significantly and adversely affected by the 2001 economic crisis but has shown signs of economic recovery since 2003.  This recovery is a result of increased domestic consumption and the international competitiveness of domestic products due to the devaluation of the Argentine peso and productivity-enhancing investments.  Manufacturing of industrial and agricultural origin products also contributed to exports during this period.

In 2004, the manufacturing sector grew 12.0% primarily as a result of an increase in domestic consumption (due to import substitution) and an increase in exports caused by the devaluation of the peso.  The food and beverage sector grew 8.0%, the output of machinery and equipment increased 30.1%, the motor vehicles, trailers and semi-trailers sector grew 31.7%, the production of chemical products and substances increased 8.6% and the wood products sector grew 18.5% in 2004.

In 2005, the manufacturing sector registered growth of 7.4%, primarily as a result of economic growth and the influence of the increase in construction.  The food and beverage sector grew 7.9%, the motor vehicles, trailers and semi-trailers sector continued to grow, increasing by 19.6%, and the production of chemical products and substances grew 4.2%.  The rubber and plastic products industry grew 9.8%, the non-metallic minerals industry increased significantly in 2005, registering growth of 14.4%, and output of machinery and equipment grew 5.9%.

During 2006, the manufacturing sector grew 9.1% as compared to 2005.  This increase was driven primarily by the food and beverage sector, which grew 6.2%, and the increased production of durable consumer goods in response to higher demand and more available credit.  Domestic production of automobiles also increased as the Government enacted more stringent restrictions on Brazilian automobile imports.  In addition, the manufacturing sector registered a 9.1% increase in the production of chemical products and substances, a 21.4% increase in the motor vehicle, trailers and semi-trailers industry and a 12.9% increase in machinery and equipment production.  Increasing labor productivity drove some of the manufacturing growth during this period.

During 2007, the manufacturing sector registered growth of 7.8% as compared to 2006.  This increase was driven primarily by growth in several areas:

•	an increase of 6.3% in the food and beverage sector;

•	an increase of 18.0% in the production of motor vehicle, trailers, and semi-trailers;

•	an increase of 13.7% in the production of machinery and equipment;

•	an increase of 5.7% in the production of chemical products and substances; and

•	an increase of 11.5% in the publishing and media industry.

During 2008, the manufacturing sector increased 4.5% as compared to 2007. This increase was driven primarily by growth in several areas:

•	an increase of 5.9% in the food and beverage sector;

•	an increase of 5.2% in the production of chemical products and substances;

•	an increase of 10.3% in the publishing and media industry;

•	an increase of 11.2% in the production of common metals; and

•	an increase of 7.1% in the production of motor vehicles, trailers and semi-trailers.

This growth in 2008 was partially offset by a decrease of 3.7% in the wood, wood products and cork products (excluding furniture) sector.

The following tables set forth manufacturing sector production and growth for the periods specified.

Manufacturing Production by Sector(1)
(in millions of pesos, at constant 1993 prices)

	2004		2005		2006		2007		2008

Food and beverages	Ps.	11,454	Ps.	12,356	Ps.	13,124	Ps.	13,944	Ps.	14,772
Chemical products and substances		5,915		6,163		6,721		7,107		7,476
Coal, oil derivatives and nuclear combustibles(2)		3,834		3,812		4,064		4,271		4,225
Motor vehicles, trailers and semi-trailers		2,095		2,507		3,043		3,590		3,846
Machinery and equipment		2,721		2,882		3,255		3,701		3,837
Publishing and media		2,085		2,236		2,481		2,766		3,050
Rubber and plastic products		2,318		2,546		2,700		2,946		3,020
Common metals		1,943		2,045		2,310		2,357		2,620
Metal products, excluding machinery and equipment		1,604		1,734		1,914		2,067		2,138
Tobacco		1,752		1,714		1,851		1,932		2,084
Paper and paper products		1,507		1,655		1,767		1,905		1,999
Non-metallic minerals		1,373		1,571		1,797		1,903		1,995
Leather and related products		1,405		1,499		1,556		1,802		1,852
Wood, wood products and cork products, excluding furniture: straw products and braidable materials		1,856		1,730		1,878		1,861		1,791
Textile products		1,405		1,566		1,645		1,811		1,652
Furniture		1,168		1,249		1,421		1,581		1,552
Wearing Apparel		981		1,210		1,230		1,302		1,418
Electrical equipment		569		874		1,178		1,226		1,296
Others		992		1,117		1,136		1,293		1,438
Overall production	Ps.	46,977	Ps.	50,466	Ps.	55,072	Ps.	59,364	Ps.	62,060

___________________________
(1)
Production amounts by sector presented on this table are subject to periodic review and were adjusted to reflect new or more accurate data after publication of Argentina’s total real GDP, which is not subject to periodic review and adjustment (See “Presentation of Financial Information”). As a result, production amounts by sector presented on this table will differ from those presented on “Real GDP by Sector”.

(2)	Includes oil refining and other secondary products.
Source:  Ministry of Economy.

Manufacturing Production by Sector
(% change from previous year, at constant 1993 prices)

	2004	2005	2006	2007	2008

Food and beverages	8.0%	7.9%	6.2%	6.3%	5.9%
Chemical products and substances	8.6	4.2	9.1	5.7	5.2
Coal, oil derivatives and nuclear combustibles(1)	4.3	(0.6)	6.6	5.1	(1.1)
Motor vehicles, trailers and semi-trailers	31.7	19.6	21.4	18.0	7.1
Machinery and equipment	30.1	5.9	12.9	13.7	3.7
Publishing and media	17.7	7.2	11.0	11.5	10.3
Rubber and plastic products	10.8	9.8	6.0	9.1	2.5
Common metals	7.1	5.3	13.0	2.0	11.2
Metal products, excluding machinery and equipment	13.5	8.0	10.4	8.0	3.5
Tobacco	(6.2)	(2.1)	7.9	4.4	7.9
Paper and paper products	11.9	9.8	6.7	7.8	4.9
Non-metallic minerals	20.3	14.4	14.4	5.9	4.8
Leather and related products	16.2	6.7	3.8	15.8	2.8
Wood, wood products and cork products, excluding furniture: straw products and braidable materials	18.5	(6.8)	8.6	(0.9)	(3.7)
Textile products	14.2	11.5	5.0	10.1	(8.8)
Furniture	13.7	6.9	13.8	11.3	(1.9)
Wearing apparel	1.1	23.4	1.6	5.9	8.9
Electrical equipment	91.6	53.6	34.9	4.0	5.7
Others	25.1	12.6	1.7	13.8	11.2
Overall production	12.0%	7.4%	9.1%	7.8%	4.5

___________________________
(1)	Includes oil refining and other secondary products.
Source:  Ministry of Economy.

Construction

In 2004 and 2005, the construction sector was the fastest growing sector in the Argentine economy, increasing 29.4% in 2004 and 20.4% in 2005, primarily a result of an increase in demand and low domestic costs.  The construction of buildings for production purposes also increased significantly.  In 2006, the construction boom continued and the sector grew 17.9%.

In 2007, the construction sector accounted for 6.3% of real GDP and grew 9.9%, as compared to 2006.  This growth was primarily attributable to the continued growth of the economy, which increased private investment in residential housing and commercial development.  In addition, easier access to mortgage financing, as a result of the improved economic conditions, contributed to the increase in construction activity.

In 2008, the construction sector accounted for 6.2% of real GDP and grew 3.7%, as compared to 2007.  This growth was primarily attributable to the continuation of works in progress.

In the first six months of 2009, the level of activity in the construction sector deteriorated, decreasing 3.7% as compared to the same period in 2008, primarily as a result of the high level of uncertainty brought about by the global financial crisis and the increase in borrowing costs.  The construction sector showed a weak performance during this period, with activity levels below those of the same period in the previous year, primarily as a result of expectations of a decreasing real estate demand.

Electricity, Gas and Water

Electricity in Argentina is produced primarily from hydroelectric sources, but additional generation comes from gas, coal and nuclear plants.  The electricity, gas and water sector represents a small fraction of the Argentine economy, accounting for 2.6% of real GDP in 2008.

In March 2006, the Government terminated the water concession for the city of Buenos Aires and parts of the greater Buenos Aires area because the concessionaire, Aguas Argentinas, S.A., or Aguas Argentinas, had failed to fulfill its investment obligations as required under the concession agreement.  A new state company, Agua y Saneamientos Argentinos, S.A., or Agua y Saneamientos Argentinos, currently holds this concession.  The Government owns a 90% interest in the company and the employees own the other 10%.

Electricity shortages and outages at factories around the country resulted in a decline in the growth of energy production in 2004.  In response to the energy crisis, the Government ordered Argentine producers of natural gas to reduce exports of natural gas to Chile.  In order to guarantee the supply of natural gas to Chile not only for residential but also for commercial use, Argentina is negotiating alternatives with Uruguay and Bolivia to increase imports destined to supply the Chilean market.  In addition, Argentina has negotiated the construction of pipelines for the transportation of gas to and from Bolivia that would increase the import/export capacity in the future.  At the end of 2006, however, exports of natural gas, butane and propane to several countries, including Chile, had increased.

Electricity production increased 1.2% in 2007 and 5.2% in 2008 and energy exports decreased 11.4% in 2007 and increased 14.2% in 2008.

The following table sets forth the imports and exports of fuel and energy for the periods specified.

Exports and Imports of Fuel and Energy

	2004	2005	2006	2007	2008

Total FOB exports	34,576	40,387	46,546	55,780	70,021
Fuel and energy (in millions of U.S. dollars)	6,181	7,150	7,813	6,919	7,996
As a % of total FOB exports	17.9%	17.7%	16.8%	12.4%	11.4%
Change from previous year	14.1%	15.7%	9.3%	(11.4)%	15.6%

Total CIF imports	22,445	28,689	34,151	44,707	57,423
Fuel and energy (in millions of U.S. dollars)	1,003	1,545	1,730	2,845	4,318
As a % of total CIF imports	4.5%	5.4%	5.1%	6.4%	7.5%
Change from previous year	84.4%	54.0%	12.0%	64.4%	51.8%
___________________________
Source:  Ministry of Economy.

The Government has secured increased energy supply under pre-existing agreements with Brazil, Bolivia, and Venezuela to import energy, including diesel fuel and natural gas.

The Government has also taken various measures to address energy issues, including the following:

•
in 2006, the Government introduced a regime designed to promote investment in oil and gas exploration and production, which included fiscal benefits to companies that invested in gas exploration and production;

•
in 2006, the Patagonic Pipeline, a 600 kilometer natural gas pipeline was completed.  The pipeline links the vicinity of the city of Comodoro Rivadavia, in the San Jorge gulf basin, to the Cordillerano pipeline, in the vicinity of the city of Esquel;

•
in 2007 and 2008, the Government announced various initiatives to improve the energy supply, including plans to construct several thermoelectric power plants, purchase additional generators as part of its nuclear plan, and construct additional gas pipelines; and

•
in 2009, the Comisión Nacional de Energía Atómica (National Commission of Atomic Energy), or “CNEA,” has continued to foster research activities relating to the design, construction, assembling and operation of nuclear reactors, such as project CAREM (Central Argentina de Reactor Modular), and of the Atucha I, Atucha II and Embalse Rio III nuclear plants.

See “Public Sector Finances—Infrastructure Development.”

In order to further address energy shortages in 2007 and 2008, the Government implemented such measures as rationing, introducing daylight savings time and improving the energy efficiency of public buildings.  These shortages have forced the Government to suspend contractual shipments of natural gas to Chile during peak usage periods.  The Government also controls energy pricing by regulating tariffs that can be charged by energy companies.  The Government compensates energy companies for losses incurred as a result of sales in the domestic market at controlled prices in light of the costs incurred in purchasing natural gas and fuel oil abroad by granting subsidies. In addition, the Government has placed limits on energy exports to control pricing and ensure supply in the Argentine domestic market.

On July 30, 2008, the Government announced that it would allow electric utilities to raise rates as much as 30%, the first residential rate increase since 2001.  The increase would affect 24% of users who consume half of Argentina’s total residential power.  Higher energy rates would allow the government to reduce subsidies.

On September 19, 2008, the Government announced that it would retroactively increase gas rates between 10% and 30% for upper-income households and industrial companies in order to finance the price for cylinder gas for lower income families and to reduce subsidies to private companies.  On November 29, 2008, the Government announced a Ps.1.4 billion reduction of gas subsidies.  On December 3, 2008, the Government approved a substantial increase in gas rates, and through a fiduciary fund, the additional revenue was allocated to finance gas imports to satisfy domestic demand.  Prior to the passage of the decree, the Government financed gas imports.

At August 2009, prices for gas and electricity increased.  In response to public outcry, the Government resumed subsidies to bring prices back to their previous levels until September 30, 2009, when the Government terminated subsidies and announced new standard rates.

The recovery of the energy sector will depend significantly on the ability of private utility companies to invest in production-generating activities.  Recovery will also be tied to the production contribution of the Government’s state-owned energy company, ENARSA.

In 2004, the Government created ENARSA to stimulate increased investment in oil and gas transportation, exploration and production, as the majority of private companies operating in the energy sector had limited investment capability. The Government holds a 53% equity interest in ENARSA, provincial governments hold a 12% interest and the remaining 35% consists of publicly traded stock.  No mandate has yet been given to ENARSA with respect to expected levels of exports or production.  As of December 31, 2008, ENARSA had not undertaken any exploration or production projects.

The electricity, gas and water sector grew 6.5% in 2004, 5.0% in 2005, 5.0% in 2006, 5.7% in 2007 and 3.4% in 2008.  During the first six months of 2009, this sector grew 0.2% as compared to the same period in 2008.

The following table sets forth information on Argentina’s electricity sector for the periods specified.

Principal Economic Indicators of the Electricity Sector
(in GW/hr, unless otherwise specified)

	2004	2005	2006	2007	2008
Production of electricity sector
Combined cycle	37,825	36,130	36,226	36,534	38,087
Hydroelectric(1)	30,445	34,192	38,056	37,290	36,882
Other(2)	23,109	26,328	29,533	31,119	35,476
Total generation	91,379	96,651	103,815	105,023	110,445

Consumption by economic sector
Residential	21,771	23,577	25,606	28,840	30,271
Industrial	31,815	32,863	35,987	33,578	34,056
Government	1,942	2,103	2,466	2,540	3,014
Commercial	14,136	15,687	15,322	17,527	17,973
Others	6,685	6,867	7,175	8,022	8,167
Total consumption	76,349	81,096	86,557	90,507	93,480
___________________________
(1)	Combined cycle.
(2)	Includes diesel, wind, nuclear, gas, steam and solar energy.
Source:  Ministry of Economy.

Services

The following tables set forth the composition and growth of the service sector for the periods specified.

Composition of Service Sector
(in millions of pesos, at constant 1993 prices)

	2004		2005		2006		2007		2008

Wholesale and retail trade and repairs	Ps.	34,541	Ps.	38,124	Ps.	41,415	Ps.	46,258	Ps.	49,896
Real estate, business and rental services		40,443		42,313		43,927		45,660		47,943
Transportation, storage and communication services		25,414		29,193		33,138		38,037		42,856
Financial services		10,114		11,886		14,498		17,184		20,176
Other community, social and personal services		12,815		14,243		15,611		16,712		17,796
Public administration		14,334		14,815		15,531		16,105		16,724
Education		13,079		13,628		14,125		14,726		15,262
Social and health services		10,601		11,043		11,629		12,320		13,021
Hotels and restaurants		6,986		7,568		8,109		8,773		9,435
Other services		3,443		3,650		3,818		3,978		4,150
Total	Ps.	171,770	Ps.	186,463	Ps.	201,801	Ps.	219,754	Ps.	237,261
___________________________
Source:  Ministry of Economy.

Growth of Service Sector
(% change from prior year, at constant 1993 prices)

	2004	2005	2006	2007	2008
Wholesale and retail trade and repairs	13.5%	10.4%	8.6%	11.7%	7.9%
Real estate, business and rental services	4.3	4.6	3.8	3.9	5.0
Transportation, storage and communication services	13.6	14.9	13.5	14.8	12.7
Financial services	(5.5)	17.5	22.0	18.5	17.4
Other community, social and personal services	10.6	11.1	9.6	7.1	6.5
Public administration	1.8	3.4	4.8	3.7	3.8
Education	3.4	4.2	3.6	4.3	3.6
Social and health services	2.3	4.2	5.3	5.9	5.7
Hotels and restaurants	7.1	8.3	7.1	8.2	7.5
Other services	6.4	6.0	4.6	4.2	4.3
Total	6.9%	8.6%	8.2%	8.9%	8.0%
___________________________
Source:  Ministry of Economy.

The services sector represents the largest portion of the Argentine economy, accounting for 58.4% of annual real GDP growth in 2006, 61.5% of the annual real GDP growth in 2007 and 73.6% of the annual real GDP growth in 2008.  This sector has experienced growth each year since 2004.

The growth in the service sector from 2004 to 2007 was mainly driven by the wholesale and retail trade and repairs sector and the transportation, storage and communications sector.  In addition, the growth of the financial sector since 2005 was primarily caused by a return to normal levels of financial activity following a significant contraction during the economic crisis of 2001 and 2002.

In 2008, the main drivers of the growth in the service sector were:

•	the transportation, storage and communication sector, which grew 12.7%;

•	the wholesale and retail trade and repairs sector, which grew 7.9%;

•	the financial services sector, which grew 17.4%; and

•	the real estate, business and rental services sector, which grew 5.0%.

Telecommunications

The table below reflects certain information regarding the telecommunications sector.

Summary of Telecommunications Sector
(in thousands of lines)

	As of December 31,
	2004	2005	2006	2007	2008
Lines:
Fixed wire(1)	7,947	8,328	8,599	8,489	8,426
Cellular(2)	13,512	22,156	31,510	40,402	46,509
Public phones	242	228	216	204	177
Total lines	21,701	30,712	40,326	49,096	55,112
___________________________
(1)	Lines in service.
(2)	Telephones in service.
Source:  Ministry of Federal Planning, Public Investment and Services.

The telecommunications sector has grown in terms of total number of lines each year since 2001.  Much of this growth has been caused by increased usage of cellular phone lines, which have become increasingly common in Argentina.  In 2003, cellular phone lines surpassed the number of fixed wire lines for the first time.  From 2004 to 2008, the number of cellular phone lines increased substantially, primarily as a result of an increase in the availability of new cellular phone plans at a reduced cost and the overall improvement in consumers’ purchasing power.  The number of public phone lines and fixed wire lines has remained relatively unchanged since 2001.

Employment and Labor

Unemployment and Underemployment

The Instituto Nacional de Estadísticas y Censos, or “INDEC,” Argentina’s statistical institute, prepares a series of indexes used to measure the social, demographic and economic characteristics of the Argentine population based on data collected in the Encuesta Permanente de Hogares (Permanent Household Survey), or “EPH.”  Certain analysts have recently objected to the unemployment data published by INDEC.  Private analysts and non-governmental sources may publish unemployment estimates, which may differ significantly from that published by INDEC.  The Government utilizes and relies on INDEC unemployment data.  During 2008, the labor market was negatively impacted by the slowdown in the growth of the economy and the deterioration of the macroeconomic outlook, but the unemployment rate was 7.3% during the fourth quarter of 2008 as compared to 7.5% during the fourth quarter of 2007.  In the second quarter of 2009, the unemployment rate increased to 8.8% as compared to 8.0% during the same period in 2008.

In January 2002, the Government implemented the Plan Jefes y Jefas de Hogar (Heads of Households Program), designed to replace the previously existing Plan Trabajar.  Under the Heads of Households Program, unemployed heads of households with one or more children under the age of 18 or disabled persons of any age receive Ps.150 per month in exchange for at least four hours of service in certain community service and other public works projects.  Persons receiving benefits under the Heads of Households program are accounted for as employed persons in the Government’s employment statistics, including in the tables presented below.  During the first three months of 2002, there were approximately 1.4 million beneficiaries in this program.  As unemployment decreased, the number of beneficiaries declined.  By August 2009, there were 418,000 beneficiaries in the program.

The following table sets forth employment figures for the periods indicated.

Employment and Unemployment Rates(1)

	Fourth Quarter of
	2004	2005	2006	2007	2008
Greater Buenos Aires area:
Labor force rate(2)	48.3%	48.3%	48.3%	47.5%	48.2%
Employment rate(3)	42.0	42.9	43.6	43.8	44.5
Unemployment rate(4)	13.0	11.0	9.8	7.7	7.7
Underemployment rate(5)	15.8	13.0	12.2	9.9	10.3
Major interior cities:(1)
Labor force rate(2)	43.1	43.2	43.5	43.3	43.6
Employment rate(3)	38.5	39.3	40.4	40.2	40.6
Unemployment rate(4)	10.8	8.9	7.3	7.2	6.9
Underemployment rate(5)	12.3	10.3	9.2	8.1	7.7
Total urban:
Labor force rate(2)	45.9	45.9	46.1	45.6	46.0
Employment rate(3)	40.4	41.3	42.1	42.1	42.6
Unemployment rate(4)	12.1	10.1	8.7	7.5	7.3
Underemployment rate(5)	14.2%	11.9%	10.8%	9.1%	9.1%
___________________________
(1)
Figures are based on 28 major cities. The current methodology to measure EPH is applied to every major city except Rawson - Trelew, San Nicolás -Villa Constitución and Viedma - Carmen de Patagones, which are still being measured through the old methodology because of resource constraints of the cities in the interior.

(2)
The labor force consists of the sum of the population that has worked a minimum of (i) one hour with remuneration, or (ii) 15 hours without remuneration during the week preceding the date of measurement plus the population that is unemployed but actively seeking employment.

(3)	To be considered employed, a person above the minimum age requirement must have worked at least one hour with remuneration or 15 hours without remuneration during the preceding week.
(4)	Unemployed population as a percentage of the labor force.
(5)	Underemployed population as a percentage of the labor force. Workers are considered underemployed if they work fewer than 35 hours per week and wish to work more.
Source:  Ministry of Economy.

The Informal Economy

Argentina has an informal sector of the economy composed primarily of employees not registered with Argentina’s social security system working in legitimate businesses and to a lesser degree, in unregistered businesses.  Because of its nature, the informal economy is difficult to track through statistical information or other reliable data.

The following table provides the estimated percentage of workers in Argentina’s formal and informal economies for the periods specified.

Formal and Informal Economies(1)
(as a percentage of total)

	Three months ended December 31,
	2004	2005	2006	2007	2008

Formal	51.1%	54.5%	57.1%	60.7%	62.2%
Informal	48.9	45.5	42.9	39.3	37.8
Total	100.0%	100.0%	100.0%	100.0%	100.0%

___________________________
(1) Figures presented here do not include participants in the Heads of Households Program and individuals under the age of 18.
Source:  INDEC.

A second and more modest segment of Argentina’s informal sector consists of economic activities that take place outside of the formal economy or official norms for economic transactions.  These include small businesses, usually individual or family initiatives, which produce and exchange legal goods and services.  However, these businesses may not have the appropriate business permits, report tax liability, comply with labor regulations or possess legal guarantees for suppliers and end users.  As the economy has improved since the economic crisis in 2001 and 2002, the Government believes that this segment of the informal sector has decreased.

In the second quarter of 2009, the informal economy decreased to 36.2% as compared to 36.5% during the same period in 2008.

Composition of Employment

During 2008, the economy experienced job growth in the services sector, driven by the creation of jobs in the public administration, education, health, social and personal services sector, which accounted for approximately 31.7% of the new jobs created.

The services sector employs the majority of the Argentine labor force (approximately 70.8% as of December 31, 2008), followed by secondary production (approximately 23.4% of the labor force as of December 31, 2008) and primary production (approximately 5.6% of the labor force as of December 31, 2008).

The following table sets forth employment figures by sector for the periods specified.

Employment
(% by sector)

	2004	2005	2006	2007	2008

Primary production:
Agriculture, livestock, fisheries and forestry	5.7%	5.6%	5.2%	5.0%	4.9%
Mining and extractives (including petroleum and gas)	0.8	0.8	0.6	0.7	0.7
Total primary production	6.5	6.4	5.8	5.7	5.6
Secondary production:
Manufacturing	17.9	17.7	17.3	17.0	16.8
Construction	4.4	5.3	5.7	6.1	5.9
Electricity, gas and water	1.1	1.1	0.8	0.8	0.8
Total secondary production	23.4	24.1	23.9	23.9	23.4
Services:
Transportation, storage and communication	7.2	7.2	6.6	6.6	6.7
Trade, hotels and restaurants	16.4	16.7	17.4	17.6	18.0
Financial, real estate, business and rental services	12.6	13.1	13.1	13.7	13.8
Public administration, education, health, social and personal services	32.8	31.8	32.8	32.3	32.2
Total services	69.1	68.7	69.9	70.1	70.8
Other	1.1	0.8	0.4	0.3	0.2
Total	100.0%	100.0%	100.0%	100.0%	100.0%
___________________________
Source:
Ministry of Economy, based on the information of the Argentine Integrated Pension System provided by the Administración Federal de Ingresos Públicos, or “AFIP” (for information up to 2005) and based on information provided by INDEC for 2006, 2007 and 2008.

Labor Regulation

During the 1990s, the Government implemented several labor reform packages designed to increase the flexibility of Argentina’s labor market and the collective bargaining process.  The Government sought to remove regulations that inhibited employers’ ability to adjust their workforce to economic conditions.  Important initiatives in this regard included the removal of regulations that required long-term employment contracts and severance payments.

In order to curtail rising unemployment during the economic crisis, the Government doubled severance payments for workers laid off during the period immediately following the enactment of the Public Emergency Law.  In January 2005, it reduced severance payments to 180.0% of their pre-emergency level.  In December 2005, the Government further reduced severance payments to 150.0% of their pre-emergency level.  With unemployment below 10.0% since March 2007, severance payments have returned to their pre-emergency levels.

From 2005 to 2008, the Government adopted measures directed to benefit employees including, among others:

•	a 20.0% increase in social security benefit for employees in 2007;

•	the implementation of an unemployment compensation program for workers dismissed without fair cause;

•	a minimum wage increase for the private and public sectors;

•	a single payment of Ps.100 to the beneficiaries of the Heads of Households Program;

•	a single payment of Ps.150 to the beneficiaries of the Plan Familias (Families Plan);

•	a single payment of Ps.200 to the workers of the private sector that are paid the minimum wage;

•	an increase to Ps.170 to the annual school support (Originación por Ayuda Escolar); and

•	an increase of 35% in the amount of pre-natal and child with disability support (originación por hijo pre-natal o con discapacidad).

Labor unions exercise significant influence in the collective bargaining process.  Both local and national unions have staged various strikes in recent years to protest high unemployment and labor reforms.  Strikes and demonstrations from 2004 to 2009 had brief but significant impacts on transportation, and succeeded in bringing production to a temporary halt in various sectors of the economy, in most cases for periods of only a few days.   In 2008, Argentina experienced significant strikes led by farmers. See “—Primary Production.”

In addition to formal labor unions, organized committees of picketers called piqueteros have participated in street demonstrations and strikes since the resignation of President de la Rúa, which was provoked in part by the street demonstrations that included piqueteros.  They have successfully blocked transportation arteries in and out of the city of Buenos Aires and elsewhere in the country since they became a presence in 2001.  The piqueteros continue to employ similar strategies to make demands of the Government with respect to labor reform proposals and other social measures.

At present, the piqueteros work in more isolated groups than the broader movement that arose to protest President de la Rúa’s policies.  From 2004 to 2008, the government maintained discussions with representatives of the piqueteros.  From 2005 to 2008, as a result of the economic recovery, the increase in average real monthly wages and the reduction in unemployment, piqueteros’ activities declined.

For a discussion of certain labor reforms, see “—Poverty and Income Distribution” below.

Wages and Labor Productivity

The Ministry of Employment and Social Security sets a single minimum wage annually for all sectors of the economy, based on macroeconomic indicators such as GDP growth and inflation.  The minimum wage was adjusted two times in 2008, increasing 26.5% in the aggregate from Ps. 980 per month in December 2007 to Ps.1,240 per month in December 2008.  The minimum wage was increased to Ps.1,400 in August 2009, to Ps.1,440 in October 2009 and to Ps.1,500 in January 2010.

Average monthly minimum nominal wage increased:

•	61.4% in 2004;

•	44.8% in 2005;

•	25.1% in 2006;

•	23.6% in 2007; and

•	25.2% in 2008.

From 2004 to 2008, the most significant increase was in the mining and extractives sector, where wages increased by 263.7%.  In 2008, average wages increased 31.8%.  Leading this wage increase was the mining and extractive sector, in which wages increased 33.8% due to negotiations between the companies, worker unions and representatives of the government.  For more information, see “Balance of Payments.”

In 2008, the formal private sector experienced nominal wage increases of 23.4%, the informal private sector experienced increases of 37.5%, and the public sector experienced increases of 21.2%. Even after discounting for the effects of the inflation, these increases represented a raise in real wages for all three sectors.

By December 31, 2008, real wages in the formal private sector had exceeded levels reached in December 2001, with nominal wages experiencing an increase of 234.8%, as compared to an increase in the CPI of 122.5% for the same period.

In addition, nominal wages in the informal private and public sectors have followed the same trend of those in the formal private sector, although at a lower pace. As of December 31, 2008, the informal private and public sectors had reached a level that evidenced a recovery in real economic terms from the economic crisis of 1999 – 2002. The informal private sector experienced a 170.6% increase in nominal terms and the public sector experienced a 126.6% increase in nominal terms since December 2001. These increases were greater than the corresponding increase in the CPI for the same period.

During the first seven months of 2009, nominal wages increased 9.0%, with a 9.2% increase in the formal private sector, a 13.0% increase in the informal private sector and a 5.4% increase in the public sector.

The following table provides the average monthly nominal wage, by sector, for the years specified.

Average Monthly Nominal Wage, by Sector
(in current pesos)

	2004		2005		2006		2007		2008
Goods:
Agriculture, livestock, fisheries and forestry	Ps.	1,555	Ps.	1,722	Ps.	2,566	Ps.	2,852	Ps.	3,217
Mining and extractives (including petroleum and gas)		3,345		4,205		5,348		6,591		8,818
Manufacturing		1,529		1,781		2,207		2,667		3,383
Construction		911		1,099		1,334		1,701		2,253
Electricity, gas and water		2,338		2,742		3,447		4,209		5,426
Total goods		1,383		1,600		1,952		2,373		3,059
Services:
Transportation, storage and communication		1,560		1,845		2,280		2,755		3,505
Trade, hotels and restaurants		903		1,059		1,320		1,587		2,041
Financial, real estate, business and rental services		1,845		2,084		2,429		2,891		3,738
Public administration, education, health, social and personal services		1,089		1,289		1,585		1,876		2,555
Total services		1,183		1,390		1,722		2,043		2,724
Other		815		891		822		1,005		1,339
Total	Ps.	1,239	Ps.	1,450	Ps.	1,787	Ps.	2,138	Ps.	2,819
___________________________
Source:
Ministry of Economy, based on the information of the Argentine Integrated Pension System provided by AFIP (for information up to 2005) and based on information provided by INDEC for 2006, 2007 and 2008.

The following table provides the average monthly minimum nominal wage of Argentine employees, including estimates for those employed in the informal economy, for the years specified.

Average Monthly Minimum Nominal Wage
(in current pesos)

As of December 31,	Average Monthly Minimum Wage		Average Cost of Basic Basket (1)		Average Monthly Minimum Wage (as a % of Average Cost of Basic Basket)

2004	Ps.	383	Ps.	727	52.8%
2005		555		788	70.5
2006		694		862	80.5
2007		858		934	91.9
2008		1,075		976	110.1
___________________________
(1)
Average cost of a basket of essential goods and services for a “reference” family used to measure the poverty line. A “reference” family is considered a family of four: two adults, one male, age 35, and one female, age 31, and two children, ages 5 and 8.

Source: Ministry of Employment and Social Security and Ministry of Economy.

The following table provides the percentage change in the nominal wage of Argentine employees for the years specified.

Nominal Wage

	(% change from prior year)
	Private Sector		Public Sector	Total
	Formal	Informal
December 2004	11.0%	11.5%	4.3%	9.3%
December 2005	26.0	12.6	12.9	20.3
December 2006	19.4	20.6	16.3	18.9
December 2007	20.0	24.1	28.4	22.7
December 2008	23.4%	37.5%	21.2%	25.2%
___________________________
Source:  Ministry of Economy.

Poverty and Income Distribution

In the second half of 2008, 15.3% (as compared to 20.6% in 2007) of the population and 10.1% (as compared to 14.0% in 2007) of households in 31 urban centers (including Buenos Aires) still lived below the poverty line.

During the first six months of 2009, 13.9% (as compared to 17.8% during the first six months of 2008) of the population and 9.4% (as compared to 11.9% during the first six months of 2008) of households in 31 urban centers (including Buenos Aires) lived below the poverty line.

Until 2001, assessments of national poverty levels were based primarily on figures for the greater Buenos Aires area. Beginning in 2001, the Government began to collect poverty statistics for other urban centers in addition to Buenos Aires.  Additionally, in 2003, the Government changed the frequency of calculating national poverty levels from a semi-annual spot analysis conducted in May and October to a constant analysis, with results published on a quarterly basis.  Beginning at that time, the Permanent Household Survey (Encuesta Permanente de Hogares) began to collect data on a continual basis. This survey utilizes four observation points, resulting in the gathering of quarterly data, with a view to providing data relating to the workforce in each relevant area. With this methodology the Government also provides quarterly information relating to poverty.

In the third quarter of 2007, for administrative reasons, no data was available for the Province of Buenos Aires. As a result, figures for 2007 were estimated based on the term running from October 2007 to March 2008.  The measurement of poverty is based on a basket of goods and services (consisting primarily of food, clothing, transportation, health care, housing and education), which is considered the minimum necessary to sustain an individual. “Essential goods and services” in the basket that the Government has subsidized include natural gas, electricity, bus transportation and suburban and urban mass transportation, rail transportation, subway transportation, fuel and education.  The method currently in use by Argentina for measuring poverty was adopted early in the 1990s.  The prices of the basket were initially valued in 1985, and since that date, the monetary value of the items has been updated on a monthly basis by applying the changes in the CPI for the greater Buenos Aires area. It does not necessarily reflect actual market prices of goods and services.

Historically, the Government has undertaken various measures to address unemployment, which is a principal cause of poverty in Argentina.  Although these measures have provided additional employment opportunities (approximately 3.5 million additional jobs between 2003 and 2008), many of the new jobs offered are on a part-time basis, at low pay and without health and other benefits.

In addition, from 2004 to 2008, the Government increased spending on poverty reduction programs, including the following social welfare programs:

•	Plan Manos a la Obra (Hands to Work Program), which provides food to people in need and community development assistance;

•
Plan Nacional de Seguridad Alimentaria (National Food Security Program), which provides food to vulnerable families, and facilitates food production by families and benefits providers, among other things;

•	Plan Nacer (Newborn Plan), which provides medical attention to pregnant women and children until the age of 6;

•	Plan Remediar (Remedy Plan), which provides essential medicine to Primary Care Centers and implements development and human resources training programs at the provincial level;

•	Plan Mayores (Seniors’ Plan), which provides stipends for individuals over 70 years of age and mothers of seven or more children, lacking a pension; and

•
Plan Jefes y Jefas de Hogar (Heads of Households Program), implemented by the Duhalde administration and described above under “—Employment and Labor—Unemployment and Underemployment,” which provides Ps.150 per month to certain unemployed heads of households.

Since 2007, President Fernández de Kirchner has continued these programs and has undertaken new measures to reduce poverty, including:

•
Plan de Inclusión Previsional (Pension Inclusion Plan), which increases the number of social security beneficiaries by providing for the addition of 1.4 million new retirees into the social security system;

•	Plan Argentina Trabaja (Argentine Jobs Program), which pays for 100,000 jobs through cooperatives;

•
Asignación Universal por Hijo (Universal Child Allowance), through which ANSES provides a monthly pension of Ps.180 per child under the age of 18 of domestic services employees, nonregistered employees and the unemployed; and

•	increases in the level of benefits granted to retirees.

Some of the beneficiaries of the Heads of Household Program in a situation of high vulnerability were switched to the Familias por la Inclusión Social (Families for Social Inclusion) program.  Other beneficiaries who actively look for a formal job receive employment and training insurance.

The following table sets forth the poverty levels in Argentina:

Poverty(1)
(% of population)

Second half of	Households	Population
2004	29.8%	40.2%
2005	24.7	33.8
2006	19.2	26.9
2007(2)	14.0	20.6
2008	10.1	15.3
___________________________
(1)
The poverty line is based on the estimated cost of a basket of essential goods and services during a given period, which varies depending on the characteristics of each individual and each household. For instance, men between the ages of 30 and 59 that earned less than Ps. 317.10 per month during December 2008 lived below the poverty line. For households, a family of four (two adults, one male age 35 and one female age 31, and two children ages 5 and 8) that earned in total less than Ps. 979.85 per month during December 2008 lived below the poverty line.

(2)	Information for the period between October 2007 and March 2008.
Source:  Ministry of Economy.

From 2004 to 2007, the top 10% of the population in Argentina, in terms of annual income, accounted for more than one-third of total national income, while the top 20% accounted for more than half of total national income.

Poverty estimates depend on the relevant methodologies used to calculate poverty levels.  There are a number of differences between the methods used by Argentina and the methods used by other countries, including other MERCOSUR members. In particular, poverty estimates depend, in part, on inflation estimates.  Because estimates regarding inflation in Argentina may differ in material ways, poverty estimates may also differ significantly.  In addition, the Government utilizes and relies on INDEC poverty data, which may differ from poverty data published by other sources.  See “Certain Defined Terms and Conventions—Presentation of Financial Information” and “Monetary System—Inflation.”

The table below sets forth figures on the distribution of income as of the dates specified.

Evolution of Income Distribution(1)
(% of total national income)

	Six months ended December 31,			Three months ended March 31,
Income group	2004	2005	2006	2007
Lowest 40%	12.1%	12.4%	12.1%	12.6%
Next 20%	13.5	13.8	13.5	14.3
Next 20%	21.4	21.5	21.4	22.0
Highest 20%	53.0	52.4	53.0	51.1
Highest 10%	36.6%	36.0%	36.6%	34.4%
___________________________
(1)	The difference in the periods included in this table is based on a modification of the methodology for measurement implemented in 2007. No information is available after March 31, 2007.
Source:  Ministry of Economy.

Role of the State in the Economy

State Involvement in the Economy

Argentina’s privatization program during the 1990s was extensive.  In total, more than 81 public sector enterprises were privatized, in whole or in part, from 1989 through 2002.  The privatized companies included ENTEL (the national telecommunications company), Gas del Estado (the national natural gas company), SEGBA (the electricity company serving the Buenos Aires area), Yacimientos Petrolíferos Fiscales (YPF) (the national oil company), Aerolíneas Argentinas (the national airline) and Banco Hipotecario Nacional (the national mortgage bank).  The majority of these privatizations took place during the first half of the 1990s.  The privatization program significantly reduced public sector employment during the early 1990s, which resulted in substantial public sector savings but also contributed to higher unemployment.

Since the crisis of 2001 to 2002, the Government has reassessed the ambitious program to liberalize and deregulate the economy that was implemented during the 1990s when the Government privatized the majority of state-owned enterprises, transferred to private sector management many public services, liberalized trade, removed Government controls, simplified regulations and reduced the size of the public sector.  From 2004 to 2008, the Government identified areas where it intended to increase and improve state regulation, supervision and involvement.  Initiatives in this regard included:

•	the reversal, through the revocation of the concession under which it previously operated, of the privatization of Argentina’s postal service (Correo Argentino S.A.);

•	the creation of a national airline (Líneas Aéreas Federales S.A.);

•	the creation of a state-owned energy company, ENARSA, in response to the energy crisis. The new company will increase investment in oil and gas exploration and expand Argentina’s gas pipelines;

•	the reversal, through the revocation of the concession granted to Thales Spectrum, under which that company administered the airwaves in Argentina;

•	increased regulation of utility companies, including a continued Government-imposed freeze on utility rates;

•	the revocation of Aguas Argentinas’ water concession for the city of Buenos Aires and parts of the greater Buenos Aires area;

•	the revocation of Transportes Metropolitanos General San Martin S.A.’s railway operation concession; and

•	the creation of certain restrictions on capital transfers and other monetary transactions. For a discussion of these restrictions. See “Monetary System—Regulation of the Financial Sector.”

President Fernández de Kirchner has continued these policies and has undertaken new initiatives including:

•	continued price controls on transportation and agricultural and energy products. See “The Argentine Economy—Primary Production;”

•	tariffs on agricultural products. See “Foreign Trade and Balance of Payments—Balance of Payments;”

•	subsidies to the energy and transportation sectors. See “Public Sector Finances—National Public Accounts;” and

•	export regulations. See “Foreign Trade and Balance of Payments—Balance of Payments.”

In December 2008, Congress approved a law, providing that the shares of stock of Aerolíneas Argentinas S.A. (“Aerolíneas Argentinas”), Austral Líneas Aéreas Cielos del Sur S.A. (“Austral”) and their controlled companies Optar S.A., Jet Paq S.A. and Aerohandling S.A. were declared of public interest and subject to expropriation.  Congress approved this law to guarantee the continuity and safety of the public service of commercial air transportation for passengers, mail and cargo, the protection of jobs and the safeguarding of the assets of these companies.

The Attorney General of the Treasury’s Office (Procuración del Tesoro de la Nación) filed a claim for expropriation in February 2009 against Interinvest Sociedad Anónima (“Interinvest”), the controlling shareholder of Aerolíneas Argentinas and Austral.  In March 2009, Interinvest answered the complaint.  In February 2010, the Attorney General of the Treasury’s Office will request commencement of the evidence production phase.

In connection with the valuation of these companies, the National Valuation Tribunal (Tribunal de Tasaciones de la Nación), based on the guidelines of the Argentine Expropriation Law, estimated that Aerolíneas Argentinas, Austral and their controlled companies have a negative value equal to approximately Ps.3.09 billion.  Interinvest S.A. has objected to this valuation.

Some shareholders of Aerolíneas Argentinas and Austral submitted a claim against Argentina before ICSID.  The first hearing on such proceedings is scheduled to take place in March 2010 to determine procedural matters.

Concessions

After the devaluation of the peso in 2002, the Government passed a decree requiring the Ministry of Economy to renegotiate public services concession contracts through the authority of the Commission for the Renegotiation of Contracts for Public Works and Services established pursuant to this decree.  The role of the Commission is to renegotiate concession contracts in order to establish new tariff structures for the public services involved, improve the services involved, increase security and increase profits.  During the first phase of the renegotiations, of the 61 total public service concession entities, 58 were required to present reports to the Commission to allow the Commission to evaluate the status of each concession.  The three remaining public service concessions, Correo Argentino S.A. (Argentina’s postal service), Thales Spectrum (the company that administered Argentina’s airwaves) and Transportes Metropolitanos General San Martín S.A. (the company that operated the San Martín, Roca and Belgrano railways), were revoked.

After the postal service concession was revoked, the Government created a new company, Correo Oficial de la República Argentina S.A., in order to preserve the service.  Thereafter, the Government initiated an international public bidding process to privatize the postal service and set a term for its implementation, which expired July 31, 2009.  As of January 2010, Argentina had not progressed with the privatization of this company.

In September 2005, Suez, the French company that controlled and operated Aguas Argentinas the company that provided water services to the city of Buenos Aires and parts of the greater Buenos Aires area, announced its withdrawal from Aguas Argentinas.  In March 2006, the Government revoked Aguas Argentinas’ concession and created the Agua y Saneamientos Argentinos to provide water services.

After revoking the transportation service concession with Transportes Metropolitanos General San Martín S.A. in July 2006 the Government committed to initiate a public bidding process for the privatization of that service.  While the public bidding process is pending, the Secretary of Transportation has the authority to provide the transportation services.

Several arbitration proceedings relating to public utilities have been brought before ICSID by foreign investors that invested in Argentine utilities during the privatizations of the 1990s.  For additional discussion of ICSID arbitration proceedings, see “Public Sector Debt—Legal Proceedings—ICSID Arbitration.”

Infrastructure

Starting with President Kirchner’s administration, the Government has undertaken projects to improve Argentina’s aging infrastructure and to stimulate economic growth.  President Fernández de Kirchner has also undertaken infrastructure development in areas such as transportation and energy.  See “Public Sector Finances—Composition of Public Expenditures” and “Public Sector Finances—Infrastructure Development.”

Environment

During the past ten years Argentina has initiated various measures to regulate, monitor and improve environmental standards.  The majority of these measures require industrial companies to meet more stringent safety standards.  The Government required purchasers of state-owned entities pursuant to its privatization efforts to comply with certain environmental standards.  Nevertheless, monitoring and enforcement efforts lagged behind changes to regulations.  Argentina is a member of the Kyoto Protocol to curb greenhouse gas emissions and hosted a conference of the Kyoto Protocol signatories in Buenos Aires in 1998.

Measures enacted to strengthen monitoring and enforcement to ensure compliance with environmental standards include the following:

•	Law No. 25,670, which was enacted in 2002, established the maximum limits for the pollutant PCB;

•
Law No. 25,675, which was enacted in 2002, set forth new norms for environmental protection, preservation and protection of biological diversity, environmental impact evaluations, environmental insurance and restoration funds, the federal environmental system and environmental compensation funds;

•
an environmental statistics program being developed by the Secretaría de Ambiente y Desarrollo Sustentable and the Instituto Nacional de Estadísticas y Censo, which will facilitate access to, and analysis of, key environmental indicators;

•	on January 15, 2004, the Environmental Framework Agreement of Mercosur dated June 22, 2001, was approved; and

•	Law No. 26,011, which was enacted in 2007, approved the Stockholm Agreement regarding persistent organic contaminants.

Influenza A (H1N1) Outbreak

Argentina, like many other countries in the world, experienced an outbreak of influenza A (H1N1).  The Government allocated Ps.1.0 billion to combat and contain the spread of the outbreak of the H1N1 virus.  The Government has taken the following measures, among others:

•	recruited additional doctors and nurses;

•	distributed large quantities of the prescribed treatment for the influenza; and

•	granted leaves of absence from work of groups at high risk, including pregnant women, immunosuppressed individuals and cancer patients.

Since mid-July 2009 onwards, Argentina has experienced reducing numbers of illness due to the H1N1 virus.

Argentina does not yet have estimates regarding the economic impact of the outbreak of the H1N1 virus.

FOREIGN TRADE AND BALANCE OF PAYMENTS

Balance of Payments

Introduction

The balance of payments accounts are used to record the value of the transactions carried out between a country’s residents and the rest of the world.  Balance of payments accounts consist of two accounts: the current account, a broad measure of the country’s international trade, and the capital and financial account, which measures the country’s level of international borrowing, lending and investment. A surplus in the balance of payments accounts indicates that the amount of foreign currency entering the local economy (either from trade, lending or capital investments) exceeds the amount of foreign currency leaving the local economy.  A deficit in the balance of payment accounts indicates the opposite.  A country’s international reserves (i.e., the amount of foreign currencies and foreign currency-denominated assets), held by the Central Bank, increase when the country registers a balance of payments surplus and decrease with a balance of payments deficit.

Several factors tend to affect a country’s trade balance.  The most important are:

•
the relative rate of economic growth of a country as compared to that of its trading partners – if a country’s economy grows faster than that of its trading partners, its relative level of consumption of goods and services will tend to rise and its level of imports will tend to increase more rapidly than its level of exports;

•
the relative level of domestic prices against foreign prices as reflected by the real exchange rate – if a country’s domestic prices rise relative to those of its trading partners, there is a tendency for the country’s level of exports to decline and for its level of imports to increase;

•
changes in production costs, technology and worker skills – more efficient production will tend to lower production costs, which in turn will tend to lower prices. As prices fall, there will be a tendency of the country’s level of exports to increase; and

•	changes in consumer tastes, which may affect the demand for a country’s goods and services abroad and the demand for foreign products in the domestic market.

From 2002 through the first quarter of 2005, unpaid interest on Argentina’s external debt was reflected in the current account on an accrual basis as if payments had been made.  To offset this accounting treatment, these unpaid amounts were reflected in the capital account as a financial inflow.  Following the 2005 Debt Exchange, unpaid interest on Untendered Debt is not reflected in the current account or in the capital account.  Interest amounts included in the current and capital account reflect the amounts owed to public creditors such as the Paris Club, Eximbank Japan, the Bank of Spain, other financial institutions and bondholders.

Argentina’s methodology for calculating the balance of payments closely conforms to international statistical norms recommended by the IMF.  See “Certain Defined Terms and Conventions.”

Overview

Between 2004 and 2008, Argentina’s balance of payments registered a surplus each year.  This balance of payments surplus was primarily due to a continued surplus in the current account, which mainly resulted from surplus in the trade balance.  The trade balance surplus was due to an increase in exports during the period, which outpaced increases in imports.  Exports increased due to a variety of factors, including:

•	increases in commodity prices;

•	higher world demand for Argentine exports; and

•	more competitive export pricing following the devaluation of the peso.

Results for the capital account fluctuated during the period.  In 2004, 2005 and 2007 the capital and financial account registered a surplus driven principally by inflows to the non-financial public sector.  In 2006, the capital and financial account registered a deficit, primarily as a result of the prepayment of U.S.$9.5 billion to the IMF.  The capital and financial account also registered a deficit in 2008, mainly due to the private sector capital outflow within the context of the global economic crisis.

During the first six months of 2009, the capital and financial account continued to reflect the sustained outflow of funds in the private sector due to the global financial crisis.

The following table sets forth information on Argentina’s balance of payments for the periods specified.

Balance of Payments
(in millions of U.S. dollars)

	2004(10)		2005(10)(11)		2006(11)		2007(11)		2008(11)
Current Account:
Exports(1)	U.S.$	34,576	U.S.$	40,387	U.S.$	46,546	U.S.$	55,980	U.S.$	70,021
Imports(2)		21,311		27,300		32,588		42,525		54,557
Trade balance		13,265		13,087		13,958		13,456		15,464
Non-financial services, net(3)		(1,331)		(992)		(501)		(466)		(951)
Financial services:
Interest, net		(6,956)		(3,358)		(1,151)		(628)		(1,397)
Dividends, net		(2,287)		(3,895)		(4,939)		(5,241)		(6,094)
Other income (expense)		(39)		(51)		(60)		(72)		(59)
Total financial services, net		(9,283)		(7,304)		(6,150)		(5,941)		(7,550)
Current transfers, net		561		484		459		335		115
Total current account		3,212		5,275		7,768		7,384		7,078
Capital and Financial Account:
Financial account:
Central Bank(4)		(1,990)		(2,922)		(10,400)		1,493		2,163
Other financial entities(5)		(1,107)		(1,434)		(121)		74		(90)
Non-financial public sector(6)		4,917		3,380		3,042		2,401		(537)
Non-financial private sector(7)		(499)		4,311		1,573		1,572		(9,445)
Total financial account		1,321		3,335		(5,905)		5,540		(7,909)
Capital account(8)		196		89		97		116		181
Capital and financial account		1,518		3,424		(5,808)		5,656		(7,728)
Errors and omissions		590		158		1,571		58		659
Balance of payments	U.S.$	5,319	U.S.$	8,857	U.S.$	3,530	U.S.$	13,098	U.S.$	9
Change in gross international reserves deposited in the Central Bank(9)	U.S.$	5,319	U.S.$	8,857	U.S.$	3,530	U.S.$	13,098	U.S.$	9
___________________________
(1)	Exports are calculated on an FOB basis.
(2)	Imports are calculated on an FOB basis.
(3)	Includes import and export freight and insurance fees paid to non-residents.
(4)	Includes transactions between the Central Bank and foreign entities such as the IADB, the IMF and other foreign creditors.
(5)	Includes operations of financial entities (other than the Central Bank) with respect to foreign creditors.
(6)
Includes operations of the national government, provincial governments, municipal governments and decentralized governmental organizations with respect to foreign entities in the form of bonds, loans from international organizations, operations with the Paris Club and privatizations of state-owned entities.

(7)	Includes operations of the private sector with foreign parties.
(8)
Includes certain non-recurring capital transfers (such as debt forgiveness or capital brought into Argentina by immigrants) and the transfer of certain non-financial assets or intangible assets (such as intellectual property).

(9)	Does not include the value of bonds issued by the Government and held as reserves by the Central Bank.
(10)	In 2004 and the first three months of 2005, unpaid and accrued interest amounts were reflected in the current account on an accrual basis and reflected in the capital account as a financial inflow.
(11)	Includes results of the 2005 Debt Exchange. Does not include past due interest on securities that were eligible for, but did not participate in the 2005 Debt Exchange.
Source:  Ministry of Economy.

Current Account

In the 2004-2008 period, the current account showed surpluses, driven by increases in exports and offset by increases in imports and deficits in total financial services.

The most important drivers of the current account during the 2004-2008 period were:

•	a favorable global and Argentine economic context, which began to turn negative in the last quarter of 2008, with the global economic crisis;

•	increases in commodity prices, which began to decline during the last quarter of 2008;

•	competitive pricing of Argentine export products;

•	demand for imports as the Argentine economy grew during the period; and

•	capital outflows due to interest and dividend payments.

Exports

Exports increased considerably in the 2004-2008 period.  Exports increased 15.5% in 2004, notwithstanding the economic slow-down that affected certain of Argentina’s main trading partners (Brazil and certain European countries).  The growth was primarily a result of the devalued peso, international price increases of oil and other commodities (such as wheat and soy) and a significant increase in Argentine soy production, which resulted in greater exports of soy-based products.

In 2005, exports of goods increased 16.8%.  The increase was driven largely by increased production of primary products, a rise in demand for processed agricultural goods and an increase in international prices for fuel and crude oil.  Demand in Brazil, Mexico and the United States for transport equipment also increased in 2005, as did international prices for iron and steel.  These two factors led to a 25.0% increase in the export of industrial products in that year.

In 2006, exports of goods increased 15.3%.  The growth was primarily a result of an increase in international soy prices, new gold and silver mining projects that commenced operations in late 2005 and a continued rise in international prices for fuel and energy products.  Products of agricultural origin showed the greatest increase in terms of exports in 2006, followed by products of industrial origin, an indication of the maturity of productive investments.  Exports of processed goods increased in 2006 despite a slight decline in meat exports as a result of a temporary ban on Argentine beef exports.

In 2007, exports of goods increased 19.8%. The growth was driven mainly by the increases in international demand and prices of soy, wheat and corn in addition to an increase in domestic production.  During 2007, Argentina had record harvests, which contributed to a 43.2% increase in exports of primary products and a 25.7% increase in exports of manufactured goods of agricultural origin.  Fuel and energy exports decreased 11.4% from 2006 due to greater domestic demand from both industry and households and a decrease of 2.7% in crude oil and 1.4% in natural gas production.  The Government implemented measures such as export controls and taxes to ensure adequate supply and pricing of food, energy and other items in the domestic market and to provide additional Government revenues.

In 2008, exports of goods increased 25.5%.  The growth was primarily due to the increase in the international price of raw materials during the first half of 2008.  Exports showed a sharp slowdown at the end of 2008 in the midst of the global economic crisis, due principally to a decrease in exports and prices for exports of agricultural products.  In the aggregate:

•	exports of primary products increased 30.2% representing a 38.9% increase in prices and a 6.3% decrease in quantities;

•	exports of manufactured goods of agricultural origin increased 24.5% representing a 39.0% increase in prices and a 10.4% decrease in quantities;

•	exports of manufactured goods of industrial origin increased 27.4% representing a 8.1% increase in prices and a 17.8% increase in quantities; and

•	exports of fuel and energy increased 15.6% representing a 31.6% increase in prices and a 12.2% decrease in quantities.

During the first six months of 2009, Argentine exports amounted to U.S.$27.2 billion, with an 18.7% decrease as compared to the same period in 2008 (U.S.$33.5 billion during the same period in 2008).  During this period, prices declined an average of 16.2% and export volumes declined an average of 2.9%.  Exports of almost all products decreased during the first six months of 2009 as compared to the same period in 2008.

During the first six months of 2009:

•
exports of primary products decreased 39.7%.  This decrease was prompted by a decrease in both price and volume.  Prices decreased 18.0% as compared to the same period in 2008 while volumes exported decreased 26.4% as compared to the same period in 2008;

•
exports of manufactured goods of agricultural origin decreased 3.0%.  This decrease was prompted by a decrease in price, which was offset by an increase in volume.  Prices decreased 13.6% as compared to the same period in 2008 while volumes exported increased 12.3% as compared to the same period in 2008;

•
exports of manufactured goods of industrial origin decreased 15.5%.  This decrease was prompted by a decrease in both price and volume.  Prices decreased 8.8% as compared to the same period in 2008 while volumes exported decreased 7.4% as compared to the same period in 2008; and

•
exports of fuel and energy decreased 25.3%.  This decrease was prompted by a decrease in price, which was offset by an increase in volume.  Prices decreased 50.3% as compared to the same period in 2008 while volumes exported increased 50.2%.

Argentina’s main exports in recent years have been commodities such as soy and cereals, as well as processed agricultural products and industrial goods.  In 2008, 57.1% of all exports were agricultural (either primary or processed).

The following tables set forth information on Argentina’s major export products for the periods specified.

Exports by Groups of Products(1)(2)
(in millions of U.S. dollars)

	2004		2005		2006		2007		2008
Primary products:
Cereal	U.S.$	2,691	U.S.$	2,809	U.S.$	2,955	U.S.$	4,660	U.S.$	6,772
Seeds and oilseeds		1,832		2,444		1,961		3,696		4,887
Fruits		548		687		721		920		1,267
Copper		665		996		1,335		1,358		994
Fish and raw seafood		477		441		804		662		824
Vegetables		199		239		287		404		499
Tobacco		184		212		239		259		333
Honey		122		129		154		134		181
Others		135		156		169		258		325
Total		6,852		8,110		8,625		12,352		16,083
Manufactured goods of agricultural origin:
Residues(2)		3,845		4,032		4,659		6,196		7,794
Oils and fats		3,163		3,291		3,878		5,493		7,059
Meat		1,230		1,652		1,613		1,822		2,192
Vegetable products		445		528		664		836		1,097
Hides and skins		837		836		918		1,006		934
Dairy food		525		604		770		639		814
Drinks, alcoholic beverages and vinegar		275		364		448		586		753
Processed fish and seafood		322		353		418		421		446
Others		1,285		1,482		1,899		2,189		2,794
Total		11,927		13,142		15,265		19,188		23,883
Manufactured goods of industrial origin:
Transport equipment		2,060		2,891		4,034		5,317		6,506
Chemicals		2,018		2,301		2,610		2,937		4,293
Basic metals		1,713		2,319		2,484		2,816		3,470
Machines and equipment		1,063		1,324		1,569		1,975		2,427
Plastics		941		1,149		1,224		1,202		1,478
Maritime, fluvial and air transport vehicles		47		97		357		396		845
Stones and precious metals		140		150		561		579		783
Paper, cardboard, and printed publications		482		495		582		625		650
Textiles		272		291		309		328		385
Others		882		969		1,111		1,145		1,222
Total		9,616		11,985		14,843		17,321		22,059
Fuel and energy:
Fuel		6,114		7,049		7,620		6,822		7,794
Energy		67		101		193		96		202
Total		6,181		7,150		7,813		6,919		7,996
Total exports(3)	U.S.$	34,576	U.S.$	40,387	U.S.$	46,546	U.S.$	55,780	U.S.$	70,021
___________________________
(1)	Measured on an FOB basis.
(2)	Residues refer to the byproducts left over from the processing of agricultural goods that can be resold for other purposes.
(3)
Figures in this table are updated less frequently than those presented in the “Balance of Payments” table, and thus total exports in this table may differ from those in the “Balance of Payments” table.

Source:  Ministry of Economy.

Exports by Groups of Products(1)
(as % of total exports)

	2004	2005	2006	2007	2008
Primary products:
Cereal	7.8%	7.0%	6.3%	8.4%	9.7%
Seeds and oilseeds	5.3	6.1	4.2	6.6	7.0
Fruits	1.6	1.7	1.5	1.6	1.8
Copper	1.9	2.5	2.9	2.4	1.4
Fish and raw seafood	1.4	1.1	1.7	1.2	1.2
Vegetables	0.6	0.6	0.6	0.7	0.7
Tobacco	0.5	0.5	0.5	0.5	0.5
Honey	0.4	0.3	0.3	0.2	0.3
Others	0.4	0.4	0.4	0.5	0.5
Total	19.8	20.1	18.5	22.1	23.0
Manufactured goods of agricultural origin:
Residues	11.1	10.0	10.0	11.1	11.1
Oils and fats	9.1	8.1	8.3	9.8	10.1
Meat	3.6	4.1	3.5	3.3	3.1
Vegetable products	1.3	1.3	1.4	1.5	1.6
Hides and skins	2.4	2.1	2.0	1.8	1.3
Dairy food	1.5	1.5	1.7	1.1	1.2
Drinks, alcoholic beverages and vinegar	0.8	0.9	1.0	1.1	1.1
Processed fish and seafood	0.9	0.9	0.9	0.8	0.6
Others	3.7	3.7	4.1	3.9	4.0
Total	34.5	32.5	32.8	34.4	34.1
Manufactured goods of industrial origin:
Transport equipment	6.0	7.2	8.7	9.5	9.3
Chemicals	5.8	5.7	5.6	5.3	6.1
Basic metals	5.0	5.7	5.3	5.0	5.0
Machines and equipment	3.1	3.3	3.4	3.5	3.5
Plastics	2.7	2.8	2.6	2.2	2.1
Maritime, fluvial and air transport vehicles	0.1	0.2	0.8	0.7	1.2
Stones and precious metals	0.4	0.4	1.2	1.0	1.1
Paper, cardboard, and printed publications	1.4	1.2	1.3	1.1	0.9
Textiles	0.8	0.7	0.7	0.6	0.5
Others	2.6	2.4	2.4	2.1	1.7
Total	27.8	29.7	31.9	31.1	31.5
Fuel and energy:
Fuel	17.7	17.5	16.4	12.2	11.1
Energy	0.2	0.3	0.4	0.2	0.3
Total	17.9	17.7	16.8	12.4	11.4
Total Exports	100.0%	100.0%	100.0%	100.0%	100.0%

___________________________
(1)	Measured on an FOB basis.
Source:  Ministry of Economy.

Imports

Imports increased significantly each year from 2004 to 2005, including the importation of capital assets and intermediate goods, an indicator of the rising levels of investment and production. The significant increase in imports was primarily a result of the growth of the Argentine economy, which led to an increase in economic activity and domestic demand for foreign products.  Capital goods as well as spare parts and accessories for capital goods acquisitions were the main imports into Argentina during the 2004 to 2008 period.

Despite the yearly increase, imports showed a significant slowdown during the last quarter of 2008, primarily as a result of the slowdown in economic growth and lower prices of fuels and industrial inputs.

During the first six months of 2009, imports of goods decreased 38.0% to U.S.$17.4 billion as compared to the same period in 2008, in which imports of goods reached U.S.$28.2 billion.  Nearly one-third of total imports were intermediate goods, and less than 25% corresponded to capital goods.  Imports of fuel and energy decreased 45% and imports of motor vehicles for passengers decreased 46%.

The following tables set forth information on Argentina’s major import products for the periods specified.

Imports by Groups of Products(1)
(in millions of U.S. dollars)

	2004		2005		2006		2007		2008
Machines, instruments and electric materials	U.S.$	6,361	U.S.$	8,508	U.S.$	10,482	U.S.$	13,339	U.S.$	15,591
Transport equipment		3,616		4,868		6,040		7,918		10,704
Industrial products		4,233		4,645		5,337		6,831		8,968
Mineral products		1,251		1,952		2,234		3,351		5,330
Common metals and manufactures		1,463		1,987		2,313		3,131		4,156
Plastic, rubber and manufactures		1,640		2,073		2,323		2,940		3,304
Products of vegetable origin		388		403		418		1,013		1,786
Textiles and manufactures		761		912		1,067		1,314		1,623
Wood pulp, paper, paperboard		663		803		872		1,059		1,234
Optical instruments, medical–surgical precision equipment, watches and music equipment		517		673		796		986		1,166
Commodities and other products		280		374		499		660		866
Feeding products, beverages and tobacco		308		364		426		559		708
Stone manufactures, plaster, cement, asbestos, mica, ceramic, glass		208		255		331		416		533
Footwear, umbrellas, artificial flowers and others		155		197		260		322		414
Wood, charcoal, cork, cork manufactures, wood crossties		112		123		147		183		209
Other products		490		553		605		686		832
Total imports(2)	U.S.$	22,445	U.S.$	28,689	U.S.$	34,151	U.S.$	44,707	U.S.$	57,423
___________________________
(1)	Measured on a CIF basis. Figures presented in this table differ from those presented in the tables titled “Balance of Payments’’ because the latter were calculated on a FOB basis.
(2)	Figures in this table are updated less frequently than those presented in the “Balance of Payments” table and thus total imports in this table may differ from those in the “Balance of Payments” table.
Source: Ministry of Economy.

Imports by Groups of Products(1)
(as % of total imports)

	2004	2005	2006	2007	2008
Machines, instruments and electric materials	28.3%	29.7%	30.7%	29.8%	27.2%
Transport equipment	16.1	17.0	17.7	17.7	18.6
Industrial products	18.9	16.2	15.6	15.3	15.6
Mineral products	5.6	6.8	6.5	7.5	9.3
Common metals and manufactures	6.5	6.9	6.8	7.0	7.2
Plastic, rubber and manufactures	7.3	7.2	6.8	6.6	5.8
Products of vegetable origin	1.7	1.4	1.2	2.3	3.1
Textiles and manufactures	3.4	3.2	3.1	2.9	2.8
Wood pulp, paper, paperboard	3.0	2.8	2.6	2.4	2.1
Optical instruments, medical-surgical precision equipment, watches and music equipment	2.3	2.3	2.3	2.2	2.0
Commodities and other products	1.2	1.3	1.5	1.5	1.5
Feeding products, beverages and tobacco	1.4	1.3	1.2	1.3	1.2
Stone manufactures, plaster, cement, asbestos, mica, ceramic, glass	0.9	0.9	1.0	0.9	0.9
Footwear, umbrellas, artificial flowers and others	0.7	0.7	0.8	0.7	0.7
Wood, charcoal, cork, cork manufactures, wood crossties	0.5	0.4	0.4	0.4	0.4
Other products	2.2	1.9	1.8	1.5	1.4
Total imports(2)	100.0%	100.0%	100.0%	100.0%	100.0%
___________________________
(1)	Measured on a CIF basis. Figures presented in this table differ from those presented in the tables titled “Balance of Payments’’ because they were calculated on a FOB basis.
(2)	Figures in this table are updated less frequently than those presented in the “Balance of Payments” table and thus total imports in this table may differ from those in the “Balance of Payments” table.
Source: Ministry of Economy.

Non-Financial Services Trade

The non-financial services trade balance reflects the amount of services (other than financial services, encompassing payments of interest, dividends and other income) that Argentine residents purchase outside Argentina, relative to the amount of non-financial services that foreigners purchase in Argentina.  For instance, a deficit in non-financial service trade indicates that the value of non-financial services purchased by Argentine residents outside Argentina exceeds the value of non-financial services purchased in Argentina by foreigners.  Argentina’s non-financial services account reflects in part Argentina’s overall level of trade in goods since it includes the freight and insurance services associated with these transactions.

The main components of Argentina’s non-financial services trade were:

•	professional, technical, and business services, which increased to a surplus of U.S.$2.3 billion in 2008 as compared to a surplus of U.S.$367 million in 2004;

•	transportation, which increased to a deficit of U.S.$2.0 billion in 2008 as compared to a deficit of U.S.$460 million in 2004; and

•	royalties, which increased to a deficit of U.S.$1.2 billion in 2008 as compared to a deficit of U.S.$459 million in 2004.

In 2004, the deficit in non-financial services trade increased 11.6%, primarily as a result of an increase of U.S.$926 million in outflows related to imports, which was partially offset by an inflow of U.S.$788 million related to exports of services.

In the 2005-2007 period, the deficit in non-financial services trade decreased each year (a total of 53.0%), primarily as a result of an increase in inflows related to exports of services. Positive trends in tourism and information technology services also contributed to the decrease in the deficit in non-financial services trade.

In 2008, the deficit in non-financial services trade increased U.S$0.5 billion to U.S.$1.0 billion, primarily as a result of the higher rate of increase in imports of non-financial services as compared to the increase in exports. Specifically, the deficit in transportation deepened by 53.1% and the deficit in royalties deepened 27.9%, while the surplus in tourism decreased by 76.1%. This negative trend was partially offset by the professional, technical, and business services, which registered a surplus increase of 40.0%.

The table below sets forth the net results of Argentina’s non-financial services trade for the periods specified.

Non-Financial Services
(in millions of U.S. dollars, at current prices)

	2004		2005		2006		2007		2008

Transportation:
Freight	U.S.$	(613)	U.S.$	(840)	U.S.$	(955)	U.S.$	(1,420)	U.S.$	(1,942)
Passenger		(179)		(284)		(384)		(471)		(757)
Other		333		431		469		571		678
Total		(460)		(693)		(870)		(1,320)		(2,021)
Tourism		(369)		(61)		245		393		94
Royalties		(459)		(600)		(735)		(922)		(1,180)
Professional, technical, business services		367		878		1,150		1,663		2,328
Others(1)		(409)		(516)		(291)		(280)		(172)
Total non-financial services	U.S.$	(1,331)	U.S.$	(992)	U.S.$	(501)	U.S.$	(466)	U.S.$	(951)
___________________________
(1)	Includes communication, construction, insurance, financial, information, entertainment and recreational services, as well as certain Government services.
Source:  Ministry of Economy.

Tourism showed a positive trend after the devaluation of the peso in January 2002, when lower prices began making Argentina more attractive to tourists.  The deficit in the tourism sector decreased 27% in 2004, and 83.6% in 2005 and turned into a surplus in 2006, 2007 and 2008, primarily as a result of an increase in the number of tourists as well as an increase in the average length of stay and the average amount of money spent.

The following table sets forth tourism information for the dates specified.

Tourism Statistics

	2004		2005		2006		2007		2008
Foreign non-resident arrivals (in thousands)		11,895		12,066		12,729		13,705		14,148
Average length of stay (number of nights)		10.57		10.47		11.07		11.79		12.02
Income from tourism (in millions of U.S.$)		2,235		2,729		3,344		4,314		4,658
Expenses from tourism (in millions of U.S.$)		(2,604)		(2,790)		(3,099)		(3,921)		(4,564)
Balance (in millions of U.S.$)	U.S.$	(369)	U.S.$	(61)	U.S.$	245	U.S.$	393	U.S.$	94
___________________________
Source:  Ministry of Economy.

Financial Services Trade

The financial services trade balance reflects the net amount of dividends, interest and other financial income flowing into and out of Argentina.  For example, a deficit in net dividend payments indicates that Argentine companies pay more in dividends to foreign shareholders than what foreign companies pay in dividends to Argentine shareholders.

In 2004, the financial services deficit increased 16.4% to U.S.$9.3 billion.  This increase was primarily a result of a substantial increase of U.S.$1.7 billion in dividend and profit distribution payments by Argentine companies.  This was partially offset by a U.S.$360 million decrease in interest payments, primarily due to declining international interest rates.

In 2005, the financial services deficit decreased 21.3% to U.S.$7.3 billion, primarily as a result of the change in methodology for accounting for interest payments after the 2005 Debt Exchange.  In addition, the growth of the Argentine economy led to an increase in dividend and profit distribution payments.

In 2006, the financial services deficit decreased 15.8% to U.S.$6.1 billion, primarily as a result of a decline in interest payments and partially offset by an increase in profits and dividends paid by Argentine companies as the economy continued to improve.

In 2007, the financial services deficit decreased 3.4% to U.S.$5.9 billion, primarily as a result of a decline in net interest payments.  Interest payments decreased to U.S.$0.6 billion as compared to U.S.$1.2 billion in 2006.  This decrease resulted from an increase in earnings from international reserves driven by higher interest rates. The decrease in interest payments was partially offset by an increase in dividend payments.  Net dividend payments increased 6.1% to U.S.$5.2 billion.

In 2008, the financial services deficit increased 27.1% to U.S.$7.6 billion.  The increase in the deficit was due to higher net interest payments, which increased 122.4%, an increase in net dividend outflows resulting from an increase in foreign direct investment, which increased 16.3%, and a decrease in interest earnings from international reserves and private sector external assets resulting from lower interest rates.

In the first six months of 2009, the financial services deficit increased 17.2% to U.S.$4.3 billion, primarily as a result of an increase in net interest payment of 112.4% as compared to the first six months of 2008.

Capital and Financial Account

In 2004, the capital and financial account recorded a surplus of U.S.$1.5 billion.

Non-financial private sector.  The surplus in the capital and financial account was primarily a result of a decrease in the deficit of the non-financial private sector, which turned from a deficit of U.S.$4.9 billion in 2003 to a deficit of U.S.$0.5 billion in 2004, due to an increase in capital investment and the regularization of private foreign debt.

Central Bank.  The Central Bank registered a deficit in capital flows primarily as a result of payments to multilateral organizations.  See “Public Sector Debt—Debt Owed to Financial Institutions.”

Non-financial public sector.  The non-financial public sector registered an increase in its surplus of 6.0% in 2004, primarily as a result of a U.S.$277 million increase in net capital inflows due to the impact of the change in methodology used to record interest payments.

Other financial entities.  Net capital outflows in the financial sector, excluding the Central Bank, decreased 48.0% in 2004, primarily due to a 45% decrease in credit lines as compared to 2003.

In 2005, the capital and financial account recorded a surplus of U.S.$3.4 billion.

Non-financial private sector.  The surplus in the capital and financial account during this period was primarily a result of a U.S.$4.3 billion inflow of capital registered in the non-financial private sector, reflecting the first net inflow of capital registered since 2001.  This significant increase was primarily a result of the growth in the economy and the increase in foreign direct investment, mainly through capital contributions and debt capitalization.  In addition, foreign investments by Argentine investors remained stable.

Central Bank.  Net capital inflows to the Central Bank decreased 46.8%, primarily as a result of payments made to Argentina’s multilateral creditors.  See “Public Sector Debt—Debt Owed to Financial Institutions.”

Non-financial public sector.  Net capital inflows of the non-financial public sector decreased 31.3% in 2005.  This decrease in net capital inflows was primarily a result of the 2005 Debt Exchange, which resulted in a reduction in the inflows from the recording of non-performing accrued interest.  During 2005, accumulated interest for the non-financial public sector and the Central Bank decreased to U.S.$902 million.  In addition, some of the bonds issued in the 2005 Debt Exchange provided for the partial compounding of interest; compounded amounts are recorded as an interest payment in the current account.  To offset this accounting treatment, the amounts are also reflected in the capital and financial account as a financial inflow.  During the last six months of 2005, the public sector issued debt to domestic and foreign investors, which was recorded in the capital and financial account as a capital inflow.  See “Public Sector Debt—Debt Management Following the 2001 Debt Crisis—2005 Debt Exchange” and “Public Sector Debt—Evolution of Public Debt.”

Other financial entities.  Net capital outflows in the financial sector, excluding the Central Bank, increased 29.5% in 2005.  This increase was primarily a result of the restructuring of the debt owed by financial institutions to foreign creditors.  During 2005, the sector recorded a U.S.$13 million decrease in interest payments.

In 2006, the capital and financial account registered a deficit of U.S.$5.8 billion.

Central Bank.  The deficit in the capital and financial account during this period was primarily attributable to a 255.9% decrease in net capital flows to the Central Bank.  The decrease in net capital flows to the Central Bank was primarily the result of the prepayment of U.S.$9.5 billion of debt owed to the IMF in January 2006.

Non-financial private sector.  The surplus in net capital inflows to the non-financial private sector decreased primarily as a result of an increase in foreign assets, both in the form of direct investment abroad by Argentine residents and financial assets acquired abroad.  This increase was partially offset by foreign direct investment of U.S.$5.6 billion and the inflow of financial and commercial loans.

Non-financial public sector.  Net capital inflows of the non-financial public sector remained relatively stable, decreasing by 10%.  This was primarily a result of the recording of non-performing accrued interest in the 2005 Debt Exchange.  During 2006, accumulated interest for the non-financial public sector and the Central Bank decreased, indicating a net decrease in debt.  In addition, the successful completion of the 2005 Debt Exchange enabled the public sector to regain access to the capital markets.  In 2006, the public sector issued debt to domestic and foreign investors, which was recorded as a capital inflow in the capital and financial account.

Other financial entities.  Net capital outflows in the financial sector, excluding the Central Bank, decreased 91.6%.  This decrease in net capital outflows was primarily a result of the continued recovery of the financial private sector, which recorded an increase in external assets and deposits and also issued new bonds and securities.

In 2007, Argentina’s capital and financial account registered a surplus of U.S.$5.7 billion.

Central Bank.  The surplus in the capital and financial account during 2007 was primarily attributable to a U.S.$11.9 billion increase in net capital inflows to the Central Bank as a result of drawings on a Bank for International Settlements (“BIS”) credit line.

Non-financial private sector.  Net capital inflows to the non-financial private sector remained relatively stable in 2007.  Liabilities increased by 73% primarily as a result of a more dynamic secondary market of equity securities and a higher amount of drawings from banks.

Non-financial public sector.  The surplus in the non-financial public sector decreased U.S.$618 million to U.S.$2.4 billion, primarily due to a decrease from U.S.$4.3 billion to U.S.$3.9 billion in inflows arising from the acquisition of government bonds by non-residents, and an increase from U.S.$1.0 billion to U.S.$1.3 billion in payments of principal of public debt instruments to non-residents.  The decrease in the surplus of the non-financial public sector was also due to an increase in outflows related to derivative financial instruments, which increased U.S.$292 million to a total of U.S.$535 million.  These two factors were offset by inflows of international organizations, which increased by U.S.$369.2 million.  In this respect, disbursements of international organizations increased U.S.$683.6 million and principal payments to international organizations increased U.S.$314.4 million.

Other financial entities.  Net capital inflows in the financial sector, excluding the Central Bank, increased to a U.S.$74 million surplus from a U.S.$121 million deficit in 2006.  This increase was mainly driven by the decline of international market conditions resulting from the global economic crisis.

In 2008, the capital and financial account registered a deficit of U.S.$7.7 billion.

Non-financial private sector.  Net capital inflows to the non-financial private sector decreased from a surplus of U.S.$1.6 billion in 2007 to a deficit of U.S.$9.4 billion in 2008.  The non-financial private sector assets decreased 36.3% while liabilities increased 20.0%.

Central Bank.  Net capital inflows to the Central Bank increased 44.8% from U.S.$1.5 billion in 2007 to U.S.$2.2 billion in 2008.  This increase is mainly explained by the increase in drawings from credit lines with international organizations.

Non-financial public sector.  The non-financial public sector registered a net outflow of U.S.$537 million in 2008, a U.S.$3.0 billion decrease as compared to the U.S.$2.4 billion surplus in 2007, which reflected the unfavorable international climate for the placement of new debt.  On December 18, 2008, Congress enacted a law that established a tax regularization and capital repatriation program.  See “Tax Regime—Tax Regularization and Capital Repatriation Program.” The deficit in the non-financial public sector was also due to the increase in net outflows related to derivative financial instruments, which increased U.S.$342 million to U.S.$877 million.

Other financial entities.  Net capital inflows in the financial sector, excluding the Central Bank, decreased from U.S.$74 million in 2007 to a deficit of U.S.$90 million in 2008 primarily due to an increase in loans and other credit and liability payments.

In the first six months of 2009, the capital and financial account registered a deficit of U.S.$6.2 billion.

Non-financial private sector.  Net capital inflows to the non-financial private sector increased from a deficit of U.S.$2.7 billion in the first six months of 2008 to a deficit of U.S.$7.6 billion in the first six months of 2009.

Central Bank.  Net capital inflows to the Central Bank increased from a surplus of U.S.$82 million in the first six months of 2008 to a surplus of U.S.$1.1 billion in the first six months of 2009.  This increase is mainly the result of the increase in drawings from other international organizations from U.S.$0.9 billion in the first six months of 2008 to U.S.$1.2 billion in the first six months of 2009.

Non-financial public sector.  Net capital inflows from the non-financial public sector decreased 136.3% in the first six months of 2009 as compared to the same period in 2008.

Other financial entities.  Net capital inflows to the financial sector, excluding the Central Bank, decreased 58.5% in the first six months of 2009 as compared to the same period of the previous year.  This decrease is mainly explained by a reduction in loans and other credits, total deposits, credit lines and other liabilities in the financial sector.

Trade Regulation

Until the beginning of the 1990s, Argentina had a relatively closed economy modeled around import-substitution policies with significant trade barriers.  Although certain reforms were pursued from the 1960s through the 1980s to liberalize trade, it was only during the Menem administration in the 1990s that the Government implemented significant trade liberalization measures.

Trade policies remained relatively stable during the 1990s, marked by few export tariffs and low import tariffs in certain sectors of the economy.

Since 2002, following the collapse of the Convertibility Regime, the Government has introduced trade measures intended to increase Government revenues, stem the outflow of foreign currencies, manage the pricing of basic goods and protect the stability and growth of local industries. These measures included the following:

•
Export taxes. The Government sought to capitalize on the expected surge in exports following the significant devaluation of the peso by introducing a series of exports taxes and regulations on a variety of products.

•
Restrictions on foreign exchange transactions. The Government also adopted restrictions on foreign exchange transactions related to export and import activities in order to stem the outflow of foreign currency reserves from the Argentine economy. For a description of these measures see “Monetary System—Foreign Exchange and International Reserves.”

•	Reduction of tax reimbursements. Reductions in tax reimbursements to exporters.

•	Restrictions on certain imports. The Government adopted restrictions on certain imports such as bicycles, tires, clothes, textiles and footwear.

Because of the taxes it collects on exports, the Government had benefited from the increase in international commodity prices through the second half of 2008.  International soy prices had increased 95.9% from January 30, 2004, to U.S.$586.6 per ton on June 30, 2008, but decreased to U.S.$352.6 per ton as of December 31, 2008.  The Government has also benefited from increases in international prices of cereals and meat.

In 2008, the Government introduced a variable tax on cereal and grain exports, which replaced a fixed-rate.  The variable tax had the effect of increasing the tax burden on exporters.  This measure provoked strikes and demonstrations by Argentine farmers. Congress revoked this tax on July 17, 2008.  See “The Argentine Economy—Primary Production.”  In addition, the Government placed export controls on certain products, which represent a large proportion of the average basket of consumption of families, to ensure adequate pricing and supply of such goods in the domestic market. These products include meat, cheese, wheat and flour.

By the end of 2008, the Government decided to reduce the exports duty rate for wheat, corn and its byproducts by five percentage points in order to counteract the decrease in profitability of farmers due to lower commodity prices.  In addition, the Government loosened the regulations relating to the export of grains.

In July and August of 2009, the Government and leading associations of farm producers held meetings to discuss the issues affecting the agricultural sector, including a decrease in export prices, drought and restrictions on exports.  In response, by August 11, 2009, the Government had announced the following measures:

•
made credit lines at Banco Credicoop available for small- and medium-sized agricultural enterprises to, among other uses, provide for access to working capital and for the financing and acquisition of machinery (with 0% interest);

•	increased payments to milk producers from Ps.10 cents to Ps.20 cents per liter for small unit milk sales;

•
freed the registers to be open to exporters of corn and wheat, which required the authorization of the Oficina Nacional de Control Comercial Agropecuario (National Office for the Control of Commercial Agriculture); and

•
reduced the volume of meat mandated by the Government to be sold in the local market from 65% to 35% of total production, regardless of product quality, thereby increasing exportable volume of meat by 100%.

Geographic Distribution of Trade

Argentina’s primary trading partner is Brazil.  Argentina also conducts a substantial amount of trade with China, the United States and other countries in Latin America and Europe.

The following tables provide information on the geographic distribution of Argentina’s exports for the periods specified.

Geographic Distribution of Exports(1)
(in millions of U.S. dollars)

	2004		2005		2006		2007		2008
Brazil	U.S.$	5,605	U.S.$	6,335	U.S.$	8,141	U.S.$	10,486	U.S.$	13,259
China		2,736		3,336		3,646		5,360		6,598
United States		3,818		4,572		4,119		4,345		5,210
Chile		3,835		4,500		4,404		4,175		4,716
Netherlands		1,243		1,352		1,445		1,797		2,959
Spain		1,355		1,567		1,826		2,061		2,741
Uruguay		664		845		1,175		1,172		1,762
Italy		948		984		1,096		1,387		1,688
Germany		727		871		1,124		1,221		1,475
Venezuela		438		513		810		1,176		1,418
Mexico		1,036		1,159		1,519		1,434		1,347
Rest of ALADI(2)		1,902		2,232		2,706		3,255		4,355
Rest of EU(3)		1,947		2,072		2,521		3,372		3,996
Rest of world(4)		8,281		9,402		11,227		13,620		17,114
Indeterminate destination(5)		42		648		789		920		1,383
Total(6)	U.S.$	34,576	U.S.$	40,387	U.S.$	46,546	U.S.$	55,780	U.S.$	70,021
Memorandum items:
Mercosur(7)	U.S.$	6,811.2	U.S.$	7,708.9	U.S.$	9,962.3	U.S.$	12,469.5	U.S.$	16,106.6
ALADI	U.S.$	13,479.7	U.S.$	15,583.6	U.S.$	18,754.1	U.S.$	21,698.0	U.S.$	26,856.5
___________________________
(1)	Measured on an FOB basis.
(2)
As of December 31, 2008, the Asociación Latinoamericana de Integración (ALADI) comprises the following countries: Argentina, Bolivia, Brazil, Chile, Colombia, Cuba, Ecuador, Mexico, Paraguay, Peru, Uruguay and Venezuela.

(3)	In relation to countries incorporated to the European Union in May 2004, the table includes all exports from January 1, 2004, for annual comparative purposes.
(4)	Includes all other countries for which exports are not significant enough for a separate line item.
(5)	Includes exports for which the destination could not be identified.
(6)	Figures in this table are updated less frequently than those presented in the “Balance of Payments” table and thus total exports in this table may differ from those in the “Balance of Payments” table.
(7)	As of December 2008, Mercosur includes the following countries as full members: Argentina, Brazil, Paraguay and Uruguay.
Source:  Ministry of Economy

Geographic Distribution of Exports(1)
(as % of total exports)

	2004	2005	2006	2007	2008

Brazil	16.2%	15.7%	17.5%	18.8%	18.9%
China	7.9	8.3	7.8	9.6	9.4
United States	11.0	11.3	8.8	7.8	7.4
Chile	11.1	11.1	9.5	7.5	6.7
Netherlands	3.6	3.3	3.1	3.2	4.2
Spain	3.9	3.9	3.9	3.7	3.9
Uruguay	1.9	2.1	2.5	2.1	2.5
Italy	2.7	2.4	2.4	2.5	2.4
Germany	2.1	2.2	2.4	2.2	2.1
Venezuela	1.3	1.3	1.7	2.1	2.0
Mexico	3.0	2.9	3.3	2.6	1.9
Rest of ALADI(2)	5.5	5.5	5.8	5.8	6.2
Rest of EU(3)	5.6	5.1	5.4	6.0	5.7
Rest of world(4)	23.9	23.3	24.1	24.4	24.4
Indeterminate destination(5)	0.1	1.6	1.7	1.6	2.0
Total(6)	100.0%	100.0%	100.0%	100.0%	100.0%
Memorandum items:
Mercosur(7)	19.7%	19.1%	21.4%	22.4%	23.0%
ALADI	39.0%	38.6%	40.3%	38.9%	38.4%
___________________________
(1)	Measured on an FOB basis. Net results may differ from the sum of individual items due to rounding.
(2)	As of December 31, 2008, ALADI includes the following countries: Argentina, Bolivia, Brazil, Chile, Colombia, Cuba, Ecuador, Mexico, Paraguay, Peru, Uruguay and Venezuela.
(3)	In relation to countries incorporated to the European Union in May 2004, the table includes all exports from January 1, 2004, for annual comparative purposes.
(4)	Includes all other countries for which exports are not significant enough for a separate line item.
(5)	Includes exports for which the destination could not be identified.
(6)	Figures in this table are updated less frequently than those presented in the “Balance of Payments” table and thus total exports in this table may differ from those in the “Balance of Payments” table.
(7)	As of December 2008, Mercosur includes the following countries as full members: Argentina, Brazil, Paraguay and Uruguay.
Source:  Ministry of Economy.

The following tables provide information on the geographic distribution of Argentina’s imports for the periods specified.

Geographic Distribution of Imports(1)
(in millions of U.S. dollars)

	2004		2005		2006		2007		2008
Imports
Brazil	U.S.$	7,567	U.S.$	10,187	U.S.$	11,749	U.S.$	14,523	U.S.$	17,687
China		1,430		2,270		3,153		5,127		7,142
United States		3,432		4,046		4,294		5,352		6,894
Germany		1,093		1,303		1,545		2,131		2,534
Paraguay		381		453		505		1,056		1,783
Mexico		758		793		1,111		1,337		1,595
France		586		584		909		1,061		1,449
Japan		612		789		933		1,200		1,378
Italy		623		748		908		1,072		1,205
Spain		517		571		613		813		1,054
Chile		405		549		600		709		952
Rest of ALADI(2)		572		842		961		1,170		1,117
Rest of EU(3)		1,419		1,626		1,837		2,368		2,192
Rest of world(4)		2,650		3,595		4,348		5,716		8,628
Indeterminate origin(5)		400		330		689		1,073		1,813
Total	U.S.$	22,445	U.S.$	28,687	U.S.$	34,154	U.S.$	44,708	U.S.$	57,423
Memorandum items:
Mercosur(6)	U.S.$	8,211	U.S.$	11,020	U.S.$	12,686	U.S.$	16,185	U.S.$	19,997
ALADI	U.S.$	9,682	U.S.$	12,824	U.S.$	14,926	U.S.$	18,794	U.S.$	23,134
___________________________
(1)	Measured on a CIF basis. Net results may differ from the sum of individual items due to rounding.
(2)	As of December 31, 2008, ALADI includes the following countries: Argentina, Bolivia, Brazil, Chile, Colombia, Cuba, Ecuador, Mexico, Paraguay, Peru, Uruguay and Venezuela.
(3)	In relation to countries incorporated to the European Union in May 2004, the table includes all exports from January 1, 2004, for annual comparative purposes.
(4)	Includes all other countries for which imports are not significant enough for a separate line item.
(5)	Includes imports for which the origin could not be identified.
(6)	As of December 2008, Mercosur includes the following countries as full members: Argentina, Brazil, Paraguay and Uruguay.
Source:  Ministry of Economy.

Geographic Distribution of Imports(1)
(as % of total imports)

	2004	2005	2006	2007	2008
Imports
Brazil	33.7%	35.5%	34.4%	32.5%	30.8%
China	6.4	7.9	9.2	11.5	12.4
United States	15.3	14.1	12.6	12.0	12.0
Germany	4.9	4.5	4.5	4.8	4.4
Paraguay	1.7	1.6	1.5	2.4	3.1
Mexico	3.4	2.8	3.3	3.0	2.8
France	2.6	2.0	2.7	2.4	2.5
Japan	2.7	2.7	2.7	2.7	2.4
Italy	2.8	2.6	2.7	2.4	2.1
Spain	2.3	2.0	1.8	1.8	1.8
Chile	1.8	1.9	1.8	1.6	1.7
Rest of ALADI(2)	2.5	2.9	2.8	2.6	1.9
Rest of EU(3)	6.3	5.7	5.4	5.3	3.8
Rest of world(4)	11.8	12.5	12.7	12.8	15.0
Indeterminate origin(5)	1.8	1.2	2.0	2.4	3.2
Total	100.0%	100.0%	100.0%	100.0%	100.0%
Memorandum items:
Mercosur(6)	36.6%	38.4%	37.1%	36.2%	34.8%
ALADI	43.1%	44.7%	43.7%	42.0%	40.3%
___________________________
(1)	Measured on a CIF basis. Net results mainly differ from the sum of individual items due to rounding.
(2)	As of December 31, 2008, ALADI comprises the following countries: Argentina, Bolivia, Brazil, Chile, Colombia, Cuba, Ecuador, Mexico, Paraguay, Peru, Uruguay and Venezuela.
(3)	In relation to countries incorporated to the European Union in May 2004, the table includes all exports from January 1, 2004, for annual comparative purposes.
(4)	Includes all other countries for which imports are not significant enough for a separate line item.
(5)	Includes imports for which the origin could not be identified.
(6)	As of December 2008, Mercosur includes the following countries as full members: Argentina, Brazil, Paraguay and Uruguay.
Source:  Ministry of Economy.

Trade with Brazil and other Mercosur Countries

Brazil

Trade Relations.  Trade relations between Brazil and Argentina are defined primarily by their membership in Mercosur and are thus tied to the evolution of that common market.  Nonetheless, from time to time, Argentina and Brazil enter into bilateral trade arrangements to enhance their level of trade and economic integration.

In 2008, the two countries adopted a new external automotive tariff program, which established common external automotive tariffs.  The program will expire at the end of 2014 and a duty-free zone will be established.

In early 2006, Brazil and Argentina agreed that they would impose trade restrictions when a production sector was particularly threatened by international competition.  Such restrictions may include:

•	an increase in import tariffs; and

•	quantitative limits on trade.

Evolution of Trade.  In 2004, the trade deficit with Brazil increased considerably to U.S.$2.0 billion, primarily as a result of the continued economic recovery and demand for Brazilian products to enlarge Argentina’s production capacity, including machinery and equipment.  This 61.5% increase in imports from Brazil, which totaled U.S.$7.6 billion, was partially offset by a 20.1% increase in exports to Brazil, which totaled U.S.$5.6 billion, including exports of cars, auto parts and cell phones.

In 2005, the trade deficit with Brazil increased 96.3% to U.S.$3.9 billion, primarily as a result of an increase in imports of cell phones, cars, auto parts, fuel oil and iron minerals.

In 2006, the trade deficit with Brazil remained constant at U.S.$3.6 billion.  The 28.5% increase in exports to Brazil, which totaled U.S.$8.1 billion, was partially offset by a 15.3% increase in imports from Brazil, which totaled U.S.$11.7 billion, primarily as a result of the increase in imports of cars, auto parts, iron minerals, engines, cell phones and agricultural machinery.

The trade deficit with Brazil totaled U.S.$4.0 billion in 2007.  The 28.8% increase in exports to Brazil, which totaled U.S.$10.5 billion, was offset by a 23.6% increase in imports, totaling U.S.$14.5 billion, primarily as a result of an increase in imports of iron, aluminum, iron and steel by-products, capital, auto parts, automobiles and cell phones.

The trade deficit with Brazil totaled U.S.$4.4 billion in 2008. The 26.4% increase in exports to Brazil, which totaled U.S.$13.3 billion, was offset by a 21.8% increase in imports, totaling U.S.$17.7 billion, primarily as a result of an increase in imports of iron, aluminum, iron and steel by-products, capital, auto parts, automobiles and cell phones.  The increase in imports from Brazil was also impacted by the devaluation of the Brazilian real in 2008 that made Brazilian products more competitive.

In the first six months of 2009, the trade deficit with Brazil decreased to U.S.$37 million, from U.S.$2.8 billion in the same period of the previous year due to a significant decrease in imports of iron, aluminum, iron and steel by-products, capital, auto parts, automobiles and cell phones.  The 19.4% decrease in exports to Brazil, which totaled U.S.$5.0 billion, was offset by the 43.9% decrease in imports from Brazil, which totaled U.S.$5.0 billion.

China

Trade Relations.  In the past five years, China has become one of Argentina’s main trade partners. The main imports from China include chemical products; machinery and electronic devices; motorcycles and engines with small cylinder volumes; and toys. The main exports to China include agricultural commodities, such as wheat, soy and corn.

United States

Trade Relations.  Historically, the United States has been one of Argentina’s most important trade partners.  Industrial goods constitute a significant share of Argentina’s exports to the United States while capital goods constitute a significant share of Argentina’s imports from the United States.

In 2008, the main imports from the United States included intermediate goods (primarily chemical products), which totaled U.S.$2.6 billion, and capital goods (such as machines, instruments and electric materials), which totaled U.S.$2.4 billion.  The main exports to the United States for the same period were industrial goods, which totaled U.S.$2.3 billion, followed by energy and fuel, which totaled U.S.$1.8 billion.

Trade with other Mercosur Countries

Common market framework.  In addition to Argentina and Brazil, Mercosur includes Paraguay and Uruguay, as full members, and Chile, Bolivia, Colombia, Ecuador and Venezuela, as associate members.

Mercosur’s objective is to gradually integrate the economies of its member countries through the elimination of trade barriers, the harmonization of macroeconomic policies and the establishment of a common external tariff and a common external trade policy.

Internal trade barriers.  Internal trade barriers have been gradually reduced with the exception of import tariffs imposed by Argentina on certain Brazilian products after the devaluation of the Brazilian real in 1999.

External tariffs. In December 1994, the full members of Mercosur agreed to a schedule of common external tariffs which included eleven levels that ranged from 0% to 20%.  The production cycle was considered and certain external tariffs were set. In order to minimize the impact of external tariffs on certain sectors of the economy, the full members of Mercosur agreed to eliminate gradually the exceptions to the common external tariffs.  In December 2007, the Consejo del Mercosur (Mercosur Council), as it had done in the past, postponed the termination of the exceptions to the external common tariff and agreed to the following gradual elimination process for Argentina and Brazil:

•	100 exceptions to remain in place until January 31, 2009;

•	93 exceptions to remain in place between February 1, 2009, and January 31, 2010;

•	80 exceptions to remain in place between February 1, 2010, and July 31, 2010; and

•	50 exceptions to remain in place between August 1, 2010, and December 31, 2010.

Paraguay and Uruguay may maintain 100 exceptions until December 31, 2015.

External trade policy.  The full members of Mercosur have agreed not to undertake individual trade negotiations with non-member countries or organizations without the prior authorization of Mercosur.

Commercial Relations with Uruguay

In February 2005, the Finnish company Botnia was authorized by the Ministry of Households, Territorial Administration and Environment of the Republic of Uruguay to build a pulp mill over the Uruguay River.

In 2006, the Argentine delegation of the Argentine-Uruguayan High Level Technical Group concluded that the Botnia pulp mill would have a substantially negative impact on the environment.  In May 2006, the Government submitted a claim against Uruguay before the International Court of Justice in The Hague.  In July 2006, the court decided to reject Argentina’s request to suspend the construction because there was no evidence that the pulp mill would generate irreparable damage to the environment.

In November 2006, Uruguay requested a preliminary injunction against Argentina before the International Court of Justice in The Hague, requesting that Argentine environmentalists organized by the Gualeguaychú Assembly lift roadblocks on the border of the two countries.  In January 2007, Argentina submitted a brief before the International Court of Justice stating that the authorization for the construction of the factories breached the 1975 Bilateral Regulations of the Uruguay River.  In January 2007, the International Court of Justice rejected Uruguay’s petition, stating that the roadblocks did not cause an irreparable damage on Uruguay and there was no urgency to support Uruguay’s request.

Resolution by the International Court of Justice regarding the violation of the 1975 Bilateral Regulations of the Uruguay River is still pending.  Public hearings on this matter took place between September and October 2009 and a decision by the International Court of Justice is expected in early 2010.

Foreign Investment

Regulation

Since 2004, the Government and the Central Bank have instituted certain measures, including the following:

•	the Government placed certain restrictions on the ability of foreign companies to make investments in Argentina through special purpose vehicles;

•
in 2005, the Central Bank imposed certain restrictions on capital inflows in order to prevent the appreciation of the peso. The Central Bank mandated a minimum repayment term of 365 days on any incurred financial indebtedness or any renewal of existing foreign indebtedness of the financial sector and the non-financial private sector (with some exceptions, among others, indebtedness incurred through primary public offerings of debt securities traded in self- regulated markets);

•
the Central Bank required certain types of investors to make a non-remunerated deposit in U.S. dollars in local financial entities in the amount of 30.0% of the U.S. dollar amount of each capital inflow of foreign currency (subject to certain exceptions); and

•
in 2007, the Central Bank eliminated certain restrictions on capital inflows, including the minimum repayment term of 365 days for investors such as pension funds and other firms when the destination of the investment is non-financial assets.

For a further explanation of restrictions to capital transfers, see “Monetary System—Foreign Exchange and International Reserves.”

Evolution of Portfolio and Foreign Direct Investment

The following table sets forth information on portfolio investment, foreign direct investment and other investment in the Argentine economy.

Flows of Portfolio, Foreign Direct and Other Investment
(in millions of U.S. dollars)

	2004		2005		2006		2007		2008

Direct investment:
In Argentina by non-Argentine residents(1)	U.S.$	4,125	U.S.$	5,265	U.S.$	5,537	U.S.$	6,473	U.S.$	9,753
Outside Argentina by Argentine residents(2)		(676)		(1,311)		(2,439)		(1,504)		(1,391)
Direct investment, net		3,449		3,954		3,099		4,969		8,362
Portfolio investment:
In Argentina by non-Argentine residents(1)		(9,339)		(1,755)		7,824		7,070		(8,102)
Outside Argentina by Argentine residents (2)		(77)		1,368		(1)		(2)		(12)
Derivative financial instruments		-		-		(127)		(565)		(935)
Portfolio investment, net		(9,416)		(387)		7,697		6,504		(9,049)
Other investment:(3)
In Argentina by non-Argentine residents(1)		9,635		(2,187)		(11,804)		5,800		7,359
Outside Argentina by Argentine residents (2)		(2,347)		1,956		(4,897)		(11,733)		(14,582)
Other investment, net	U.S.$	7,288	U.S.$	(231)	U.S.$	(16,701)	U.S.$	(5,933)	U.S.$	(7,222)
___________________________
(1)
Reflects the variation in the value of net local assets owned by non-Argentine residents. If during any period, non-Argentine residents purchased more local assets than they sold, the amount for that period would be positive.

(2)
Reflects the variation in the value of the net external assets owned by Argentine residents. If during any period, Argentine residents purchased more external assets than they sold, the amount for that period would be negative.

(3)	Includes assets (loans, commercial loans and others) and liabilities (trade credit, loans, arrears and others).
Source:  Ministry of Economy

Foreign Direct Investment

Foreign direct investment in Argentina increased significantly following the implementation of the Convertibility Regime and the elimination of barriers to foreign investment.  A significant portion of the capital inflows in the early to mid-1990s resulted from the privatization of state-owned entities that attracted private foreign capital.  Net foreign direct investment peaked in 1999 with the last major privatization in Argentina, the acquisition of the state-owned energy company YPF by Spain’s Repsol S.A.  In the following years, as privatizations came to an end, capital inflows from foreign direct investment declined significantly.

In 2004 and 2005, net foreign direct investment increased primarily as a result of an increase in capital contributions by foreign companies to their subsidiaries in Argentina.  These investments in Argentina were partially offset by foreign investment by Argentine residents.  In 2006, net foreign direct investment decreased primarily as a result of the decrease in capital contributions by foreign companies to their subsidiaries in Argentina coupled with an increase in foreign investment by Argentine residents.  The primary factor driving the change in foreign direct investment in 2006 was the reinvestment of profits, which reflected an increase in companies’ earnings coupled with a decline in the distribution of these earnings.

In 2007, net foreign direct investment increased 60.4%, primarily as a result of the increase in direct investment by foreign residents and a decrease in foreign investment by Argentine residents. Foreign direct investment increased primarily due to the acquisition of Quickfood and Alpargatas by Brazilian firms and the pension fund, Origenes, by ING Group.  The decrease in foreign investment by Argentine residents resulted from reduced outflows from the non-financial sector.

In 2008, net foreign direct investment increased 68.3% to U.S.$8.4 billion, the highest amount since 2000 when it reached U.S.$9.5 billion.  The increase in foreign direct investment was primarily a result of:

•
the increase in direct investment by foreign residents, which reached U.S.$9.8 billion (U.S$6.5 billion in 2007) due in part to equity contributions of the non-financial private sector, which grew by 87.9% to U.S.$3.7 billion; and

•
a decrease in investments made by Argentine residents abroad to U.S.$1.4 billion from U.S.$1.5 billion in 2007, which resulted from the U.S.$71 million, or 4.8%, decrease in investment made abroad by the local non-financial private sector.

In the first six months of 2009, net foreign direct investment decreased 73.8% to U.S.$1.3 billion as compared to the same period in 2008.  This decrease was mainly due to the U.S.$3.6 billion, or 62.5%, decrease in total investment made in Argentina by non-residents, which mainly resulted from a decrease in loans from parent companies to their affiliates located in Argentina.  This decrease was due to the liquidity constraints caused by the global financial crisis.

Portfolio Investment

Portfolio investments, consisting of the purchase of stocks, bonds or other securities, tend to be highly liquid and short-term, making them particularly responsive to fluctuations in the market.

In 2004, net portfolio outflows increased 21.4%, primarily as a result of the net amortization of public sector debt (from the Government and the Central Bank) of U.S.$8.2 billion, due to the payments to multilateral organizations (see “Public Sector Debt”) and the net amortization of the non-financial private sector debt of U.S.$1.5 billion, due to the renegotiation of foreign debt by local companies.

In 2005, net portfolio outflows decreased 95.9%, primarily as a result of the increase in portfolio investment outside of Argentina by Argentine investors and the decrease in net amortization of public sector debt from U.S.$8.2 billion in 2004 to U.S.$163 million in 2005, resulting from the 2005 Debt Exchange.

In 2006, for the first time since 1998, net portfolio investment showed a surplus, primarily as a result of the 2005 Debt Exchange and the issuance of bonds by the Government, which were in part purchased by non-residents and which originated net inflows, net of amortization payments, equal to U.S.$7.5 billion.  In addition, net amortization payments of the non-financial private sector debt decreased U.S.$538 million to U.S.$493 million.

In 2007, net portfolio investment registered a surplus, which was U.S.$1.2 billion lower than in the previous year, primarily as a result of the issuance of bonds by the Government such as Boden 2015 and Bonar X, which were in part purchased by foreign investors. Net inflows arising from the acquisition of public sector debt by non-residents, net of amortization payments, decreased by U.S.$1.6 billion to U.S.$6.0 billion. In particular, the acquisition of public debt instruments by non-residents decreased U.S.$1.7 billion while amortization payments decreased U.S.$148 million. In addition, the deficit of derivative financial instruments increased by U.S.$438 million.  The purchase of stock by non-residents contributed positively to the surplus, which grew by U.S.$1.1 billion to reach U.S.$1.8 billion.

In 2008, net portfolio investment registered a deficit primarily as a result of the international economic slowdown.  The issuances of securities by the Government, which amounted to U.S.$2.0 billion in 2008 (U.S.$1.9 billion less than in the previous year), were not enough to offset secondary market operations, which had a deficit amounting to U.S.$6.3 billion, as compared to a U.S.$2.6 surplus in 2007.  In addition, inflows arising from sales of stock to non-residents (that amounted to U.S.$1.8 billion in 2007) turned in 2008 into outflows arising from net purchases by residents that totaled U.S.$531 million. These outflows further contributed to the overall deficit.

In the first six months of 2009, the deficit in net portfolio investment decreased 67.2% to U.S.$1.0 billion as compared to the first six months of 2008.  Investments made within Argentina by foreign investors decreased 66.9%, or U.S.$2.0 billion in real terms compared to the first six months of 2008.

Other Investment

Other investment includes data on other assets and liabilities of the non-financial public sector, the non- financial private sector, the financial sector and the Central Bank:

•	assets of the non-financial public sector include loans from binational bodies and contributions to international organizations;

•	assets of the financial sector include foreign currency holdings and deposits in foreign banks;

•	assets of the private sector include foreign assets of Argentine companies who are involved in exports as well as assets related to direct trade financing including, among others, foreign assets;

•
financial sector liabilities include deposits by non-residents in the domestic financial system, credit facilities opened by residents abroad and financial assistance by international organizations to resident entities;

•	Central Bank liabilities include transactions between the Central Bank and international organizations (such as the IMF) and the purchase of Central Bank securities by non-residents;

•	non-financial private sector liabilities include loans from private sources such as loans from international organizations, banks, suppliers, and official agencies; and

•	non-financial public sector liabilities include loans to the public sector granted by international organizations, banks, official agencies and other governments.

In 2004, the other investment balance increased 100.4%, primarily as a result of a U.S.$3.3 billion decrease in the acquisition of foreign assets by residents, and also as a result of the cancellation by the financial sector of net loans by U.S.$0.4 billion in 2004.  Liabilities, mainly explained by a similar accumulation of arrears, amounted to U.S.$9.6 billion.

In 2005, the other investment balance showed a deficit of U.S.$0.2 billion. The change was mainly the result of a shift from net purchasing of foreign assets of U.S.$2.4 billion in 2004 to a net selling of foreign assets of U.S.$2.1 in 2005 by the non-financial private sector on the assets side and a significant reduction of U.S.$10.8 billion in non-financial public sector arrears accumulation, a natural consequence of 2005 Debt Exchange.

In 2006, the other investment deficit increased primarily due to a higher investment outflow by non-Argentine residents than in 2005, driven largely by Central Bank loans payments which increased from U.S.$2.9 billion in 2005 to U.S.$10.2 billion in 2006.  The increase in the deficit reflected the repayment of debt to the IMF at the beginning of 2006.

In 2007, the other investment deficit decreased to U.S.$5.9 billion. The other assets abroad investment deficit increased to U.S.$10.7 billion as compared to U.S.$4.6 billion in 2006.  This change was driven by the Central Bank recording a surplus in its account after Argentina repaid the debt owed to the IMF in 2006.

In 2008, the other investment deficit increased 21.7% to U.S.$7.2 billion, primarily as a result of a U.S.$4.2 billion increase in the acquisition of foreign assets by residents and an increase in loans to the Central Bank, reaching U.S.$3.1 billion as compared to U.S.$1.5 billion in 2007.

In the first six months of 2009, the other investment deficit increased 71.2% to U.S.$6.5 billion.  During this period, investments made abroad by Argentine residents decreased by 20.7% to U.S.$7.3 billion (U.S.$9.1 billion in the first six months of 2008), mainly as a result of a U.S.$1.3 billion reduction in the acquisition of assets by the non-financial private sector, while non-resident investment in Argentina decreased to U.S.$783 million (U.S.$5.4 billion in the first six months of 2008).

MONETARY SYSTEM

The Central Bank

Founded in 1935, the Central Bank is the principal monetary and financial authority in Argentina.  It is responsible for maintaining stability in the value of the domestic currency, establishing and implementing monetary policy and regulating the financial sector.  The Central Bank operates pursuant to its charter and the Ley de Entidades Financieras (Financial Institutions Law).

The Central Bank is governed by a ten-member board of directors, which is headed by the governor of the Central Bank.  The governor of the Central Bank and the members of the board of directors are appointed by the President and approved by the Senate.  They serve for fixed terms of six years, may be re-appointed and may be removed by the President only for cause.  Under the terms of its charter, the Central Bank must operate independently from the Government.  On September 18, 2004, the Government appointed Hernán Martín Pérez Redrado governor of the Central Bank.

Recent Events

On December 14, 2009, the Executive Power issued an emergency decree creating a fund (the “Bicentennial Fund”) in the amount of approximately U.S.$ 6.6 billion, with moneys to be borrowed from the Central Bank.  In consideration, the Central Bank would receive a 10-year Treasury note.  Emergency decrees have equal validity to Congressional laws unless rejected by both Chambers of Congress.

The purpose of the Bicentennial Fund is to provide for debt payments by the Government to private investors and multilateral agencies during 2010.  The fund, along with its prospective debt exchange offer, forms part of Argentina’s efforts to normalize its financial situation, along with its prospective debt exchange offer.  In addition, this measure reflects Argentina’s objectives, in line with policies implemented by it and the Central Bank, as well as other emerging and developed economies, including China, Russia and Japan, of maintaining sufficient reserves to cushion against external shocks and to permit the sound administration of monetary policy while at the same time allowing reserves to be used for ends that foster economic stability, growth and confidence by external investors and creditors.

The Governor of the Central Bank, in violation of the emergency decree, did not comply with the terms for creating the Bicentennial Fund. Thus, the Executive Power issued an emergency decree removing him from office.  Opposition members of Congress filed a summary proceeding in a local federal court requesting a restraining order to suspend the effects of the creation of the Bicentennial Fund. The Governor of the Central Bank also initiated similar proceedings in the same court to prevent his removal from office.

On January 8, 2010, the federal court issued injunctions staying the effects of both the decree that created the Bicentennial Fund and the decree removing the Central Bank Governor. The Executive Power appealed both decisions.

Beginning on January 11, 2010, at the request of certain holders of defaulted debt, a federal judge for the United States District Court for the Southern District of New York (referred to as the District Court), attached and restrained reserves held by the Central Bank in New York, including an account of the Central Bank at the Federal Reserve Bank of New York ("FRBNY").  On January 15, 2010, the District Court clarified that, as to the Central Bank account at the FRBNY, the orders issued were void to the extent that they reached more than the approximately $100 million previously attached and restrained by plaintiffs as of December 30, 2005.  The District Court further clarified that, consistent with its previous orders, the Central Bank could continue to operate the FRBNY account. For additional information on U.S. litigation involving the Central Bank, see “Public Sector Debt—Legal Proceedings—Litigation in the United States—Attempts to attach Argentine property in U.S. Litigation.”

On January 22, 2010, an Argentine federal court of appeals issued an order confirming the injunction staying the effects of the decree that created the Bicentennial Fund.  The court of appeals deferred to both the Executive Power and to the ongoing proceedings of the Congressional bicameral commission initiated by the Executive Power in relation to the removal of the Governor of the Central Bank.  The Vice Governor of the Central Bank is the acting Governor pursuant to Article 13 of the charter of the Central Bank which sets forth that the Vice Governor assumes the functions of the Governor in the event of absence, impediment or vacancy in the Governor’s posts.

Monetary Policy

Background

Argentina’s monetary policy from 1991 through 2001 was governed by the Convertibility Law of 1991, which fixed a one-to-one exchange rate between the peso and the U.S. dollar and required the Central Bank to maintain international reserves at least equal to the monetary base (consisting of domestic currency in circulation and peso-denominated deposits of financial entities with the Central Bank).  The Convertibility Regime resulted in an over-appreciated real exchange rate and deprived the Central Bank of the necessary flexibility to react to the external shocks that frequently affected the Argentine economy.  By December 2001, continued capital flight from the Argentine economy had made the Convertibility Regime unsustainable.  On January 6, 2002, Congress enacted the Law of Public Emergency and Reform of the Exchange Rate Regime (the “Public Emergency Law”), effectively bringing an end to the Convertibility Regime by eliminating the requirement that the Central Bank’s gross international reserves be at all times equal to at least 100% of the monetary base.  The Public Emergency Law abolished the peg between the peso and the U.S. dollar and granted the executive branch the power to regulate the foreign exchange market and to establish foreign exchange rates.  The peso currently floats against the U.S. dollar.

Monetary Policy

Since 2003, the Central Bank’s monetary policy has been based on three pillars:

•	seeking an equilibrium between money supply and demand;

•	policies, such as reserve accumulation to reduce macroeconomic volatility; and

•	a managed floating exchange rate.

Since the last quarter of 2004, the Central Bank has run a policy of foreign reserve accumulation and monetary sterilization to counteract the effect of the increasing monetary base.  The main instruments that the Central Bank uses as a means to manage liquidity in the monetary markets include:

•	collateralized loans (redescuentos);

•	repurchase agreements (pases);

•	management of minimum reserve requirements; and

•	short-term notes (LEBACs) and long-term notes (NOBACs) issued by the Central Bank.

Since the second half of 2007, in response to tightening credit markets, the Central Bank has had to intervene in the foreign exchange market to manage volatility in the exchange rate, provide liquidity and widen the monetary base.

Starting in the second half of 2008, to counteract the effects of a growing global financial crisis, the Central Bank has intervened in the market to avoid a significant depreciation of the peso and to provide additional liquidity to the market.  The Central Bank’s actions to provide additional liquidity to the market included, among other measures:

•	managing the yields on repo loans;

•	auctioning put options on LEBACs and NOBACs; and

•	reducing the minimum reserve requirements in foreign currency for financial institutions.

These measures allowed banks to keep their liquidity ratios within appropriate levels and sought to stimulate lending by banks.

The following table sets forth information on the Central Bank’s balance sheet as of the dates specified.

Central Bank Balance Sheet
(in millions of pesos, unless otherwise specified)

	As of December 31,
	2004		2005		2006		2007		2008		2009
Assets
International reserves:
Gold	Ps.	2,309	Ps.	2,757	Ps.	3,451	Ps.	4,630	Ps.	5,236	Ps.	7,337
Foreign currency		6,699		20,479		7,172		8,644		23,716		14,723
Placements of foreign currency		49,450		61,913		87,696		132,133		131,202		160,283
Other(1)		(36)		(35)		18		67		49		(225)
Total international reserves(2)		58,422		85,115		98,337		145,474		160,203		182,118
Public bonds(3)		8,505		8,701		35,785		35,848		42,548		50,599
Credits to:
The Government (temporary advances)(4)		13,309		15,998		18,330		21,330		26,580		36,580
The financial system		21,455		13,367		6,334		2,942		2,596		1,216
International organizations(5)		5,691		5,670		6,059		6,480		7,126		8,050
Other assets(6)		57,028		42,115		5,610		14,396		27,993		22,660
Total assets		164,410		170,697		170,455		226,469		267,046		301,223

Liabilities
Monetary base:
Currency in circulation(7)		37,624		48,337		59,222		74,804		84,086		98,065
Current accounts in pesos(8)		14,853		6,373		20,844		24,475		25,363		24,285
Total monetary base		52,477		54,710		80,066		99,279		109,449		122,350
Deposits:
Government deposits		161		1,899		4,697		5,565		6,414		2,266
Other deposits		8,491		7,033		7,598		8,549		17,519		27,907
Total deposits		8,652		8,932		12,295		14,114		23,933		30,173
Obligation to international organizations		46,070		32,916		4,398		9,538		11,349		9,658
Central Bank notes:
Notes issued in foreign currency		161		145		55		0		0		0
Notes issued in pesos		21,665		35,123		42,010		57,182		53,110		54,397
Total Central Bank notes(9)		21,817		35,268		42,066		57,182		53,110		54,397
Other liabilities		18,467		18,309		7,913		16,354		38,804		34,970
Total liabilities		147,483		150,135		146,738		196,466		236,645		251,549

Net assets	Ps.	16,927	Ps.	20,831	Ps.	23,717	Ps.	30,003	Ps.	30,401	Ps.	49,675
Memorandum items:
International reserves (in millions of U.S. dollars)	U.S.$	19,646	U.S.$	28,077	U.S.$	32,037	U.S.$	46,168	U.S.$	46,386	U.S.$	47,967
International reserves of the central bank (in months of total imports)		11.1		12.3		11.8		13.0		10.2		15.5
Exchange rate Ps./U.S.$(10)		2.97		3.03		3.07		3.15		3.45		3.80

______________________
(1)	Includes net results of transactions under a Reciprocal Credit Agreement with ALADI.
(2)	Includes short-term foreign currency-denominated bonds and foreign currency-denominated deposits.
(3)	Includes a 1990 consolidated Treasury note, IMF obligations and others.
(4)
For 2005, the amounts recorded under temporary advances is different than the amounts that appear in “Public Debt” because of differences in the dates on which such amounts were recorded by the Government and by the Central Bank.

(5)	Includes transfers to international organizations from Government accounts and transfers to the Government from the IMF.
(6)	Includes transition accounts and others.
(7)	Includes cash in vaults at banks and does not include quasi-currencies.
(8)	Includes bank reserves in pesos at Central Bank.
(9)	Includes LEBACs and NOBACs.
(10)	Exchange rate used by the Central Bank to publish its balance sheet.
Source:  Central Bank.

Liquidity Aggregates

The monetary base consists of domestic currency in circulation (including cash held in vaults by banks) and peso-denominated deposits of financial entities with the Central Bank.  Additionally, the Central Bank employs the following monetary aggregates to measure the level of liquidity in the economy and control inflation:

•	M1 measures domestic currency in circulation plus peso-denominated demand deposits;

•	M2 measures M1 plus peso-denominated savings deposits; and

•	M3 measures M2 plus all other peso-denominated deposits and foreign currency-denominated deposits.

The monetary base increased significantly from 2004 through 2008.  From 2004 through 2007, the Central Bank sought, through the purchase of dollars and by other means, to maintain a stable and competitive exchange rate, accumulate international reserves and to maintain liquidity in the market.  During 2007, the Central Bank repurchased LEBACs and NOBACs, repurchased peso-denominated securities on the secondary market, regularly intervened in the foreign exchange market and conducted repo auctions.

During 2008, the Central Bank took further actions to increase liquidity in the market while managing the gradual depreciation of the peso in order to counteract the adverse impact of the international financial crisis.  These measures included the repurchase of LEBACs and NOBACs, the repurchase of peso-denominated securities in the secondary market and regular interventions in the foreign exchange market to purchase pesos and sell foreign currency.  Accordingly, the growth in the monetary base slowed in 2008 as measures to increase liquidity were offset by the Central Bank’s purchase of pesos.

In the first six months of 2009, the Central Bank had an active role in the foreign exchange market in order to avoid sharp changes in the value of the currency.  During the second quarter of 2009, however, the currency stabilized as the world crisis began to abate.

In the second half of 2009, the Central Bank continued to have an active role in the foreign exchange market. The international reserves continued to increase, amounting to U.S.$48.0 billion as of December 31, 2009 and representing an annual increase of 3.4%.

The following tables set forth information on Argentina’s liquidity aggregates as of the dates specified.

Liquidity Aggregates(1) (3)
(in millions of pesos)

	As of December 31,										As of November 30,
	2004		2005		2006		2007		2008		2009
Currency in circulation(2)	Ps.	33,852	Ps.	43,742	Ps.	53,781	Ps.	67,022	Ps.	74,046	Ps.	75,234
M1		66,368		84,123		100,686		126,890		148,484		151,564
M2		88,356		110,082		131,098		165,538		188,337		192,955
M3		151,385		181,149		225,788		274,654		313,071		346,039
Monetary base	Ps.	52,477	Ps.	54,710	Ps.	80,066	Ps.	99,279	Ps.	109,449	Ps.	110,925
________________________
(1)
Figures in this table reflecting amounts of deposits may differ from those presented in the tables “Deposits by Sector and by Type of Financial Institution” and “Deposits by Sector and by Type of Deposit” because the figures in this table are updated more frequently by the Central Bank.

(2)	Does not include cash in vaults at banks or quasi-currencies.
(3)	Includes Fondo Unificado de Cuentas Corrientes Oficiales (FUCO).
Source: Central Bank.

Liquidity Aggregates(1) (3)
(% change from previous period)

	As of December 31,					As of November 30,
	2004	2005	2006	2007	2008	2009(4)
Currency in circulation(2)	27.1%	29.2%	23.0%	24.6%	10.5%	13.1%
M1	29.4	26.8	19.7	26.0	17.0%	10.9%
M2	33.8	24.6	19.1	26.3	13.8%	10.4%
M3	23.8	19.7	24.6	21.6	14.0%	9.3%
Monetary base	13.1%	4.3%	46.3%	24.0%	10.2%	6.8%
________________________
(1)
Figures in this table reflecting amounts of deposits may differ from those presented in the tables “Deposits by Sector and by Type of Financial Institution” and “Deposits by Sector and by Type of Deposit” because the figures in this table are updated more frequently by the Central Bank.

(2)	Does not include cash in vaults at banks or quasi-currencies.
(3)	Includes Fondo Unificado de Cuentas Corrientes Oficiales (FUCO).
(4)	Percentage change as compared to December 31, 2008.
Source: Central Bank.

Foreign Exchange and International Reserves

During 2004, the Central Bank continued to purchase foreign currency in the foreign exchange market, absorbing the inflow of foreign currencies into the Argentine economy reflected in the country’s balance of payments surplus.  As a result, the Central Bank’s international reserves increased 42.0%.

During 2005, economic growth and the country’s surplus in the balance of payments led the peso to appreciate.  In order to prevent a significant appreciation of the peso, the Central Bank continued to intervene in the foreign exchange market by purchasing foreign currency.  As a consequence, as of December 31, 2005, the Central Bank’s international reserves increased 42.9%.  The average exchange rate during 2005 was Ps.2.92 per U.S.$1.00, the lowest since the devaluation of the peso in early 2002.

During 2006, the net amount of dollars entering Argentina through exports declined compared to 2005, which led the Central Bank to decrease its intervention in the foreign exchange market.  Consequently, the peso depreciated slightly against the dollar.

In the first half of 2007, the Central Bank continued to intervene in the foreign exchange market by purchasing foreign currency in order to keep the peso from appreciating above desirable levels.  From July to October 2007, the peso weakened against the dollar as part of challenging conditions in the international financial markets. The Central Bank actively intervened on the spot and futures markets in coordination with the official banking sector to manage exchange rate volatility, resulting in a yearly average exchange rate for 2007 of Ps.3.12 per U.S.$1.00.

During 2007, the Central Bank’s international reserves increased 44.1%. The increase of reserves followed a policy designed to protect Argentina against economic shocks and resulted from positive balance of payment results driven primarily by the trade surplus.

During 2008 (particularly in the second half of the year), the exchange rate was impacted by a growing global economic and financial crisis and the devaluation of the Brazilian real.  The Central Bank intervened regularly in the exchange rate market to counteract the expectations of a depreciation of the peso.  Starting in May 2008, the Central Bank began offering repo loans in U.S. dollars to provide liquidity without increasing the depreciation pressure on the peso.

As of December 31, 2008, the Central Bank’s international reserves increased by 10.1% as compared to December 31, 2007 levels.

As of December 31, 2009, international reserves increased by U.S.$1.6 billion to U.S.$48.0 billion from December 31, 2008 levels.  This increase was mainly a result of net currency purchases of dollars within a context of gradual normalization of local financial conditions.  The average nominal exchange rate increased from Ps.3.16 per U.S.$1.00 in 2008 to Ps.3.73 per U.S.$1.00 in 2009.

The Central Bank has diversified the portfolio of currencies in which it holds international reserves in order to reduce the risks and effects of a depreciation of the U.S. dollar against other currencies.

The following table sets forth the peso’s exchange rate against the U.S. dollar for the periods indicated.

Nominal Exchange Rate(1)
(pesos per U.S. dollar)

	Average	At end of period
2004	2.94	2.97
2005	2.92	3.03
2006	3.07	3.07
2007	3.12	3.15
2008	3.16	3.45
2009	3.73	3.80
January	3.46	3.49
February	3.51	3.56
March	3.65	3.71
April	3.69	3.72
May	3.72	3.75
June	3.77	3.80
July	3.81	3.83
August	3.84	3.85
September	3.84	3.84
October	3.83	3.82
November	3.81	3.81
December	3.81	3.80
________________________
(1)	The exchange rate used is the “reference exchange rate.”
Source: Central Bank.

Restrictions on Foreign Exchange Transactions

The Central Bank imposes certain restrictions on foreign exchange transactions and capital outflows from Argentina, which have changed over time.  Set forth below, is a summary of the restrictions applicable as of October 31, 2009.

•	Export and import transactions:

–
Exporters must exchange the foreign currency proceeds of their export activities for local currency within a certain period after the transaction.  This period varies depending on the type of product or service, with the maximum term extending up to 365 days after the transaction, with an additional 120 or 180 days in some cases.

–
Imports of goods (other than capital goods) cannot be paid more than 90 days in advance of the receipt of the import in Argentina  (despacho a plaza).  There is no restriction on the payment of imports of services.

•	Capital transfers:

–
Any financial indebtedness or any rollover of existing foreign indebtedness must have a minimum term for repayment of 365 days.  This restriction does not apply to indebtedness incurred through primary public offerings of debt securities traded in self-regulated markets.  In addition, this restriction does not apply to expenses incurred by entities authorized to perform exchange operations, except where such expenses are part of a financial credit line.

–
Residents’ purchases of foreign currencies in excess of certain amounts set from time to time (U.S.$5,000 as of June 15, 2009) per month for certain transactions (including real estate transactions, portfolio investment and purchases of travelers checks) has to be authorized by the Central Bank.

•	Non-remunerated deposit requirement:

–	Foreign investors must make a deposit, denominated in U.S. dollars, equal to 30% of the total amount of the foreign currency proceeds from borrowings, subject to certain exceptions.

•	Capital repatriation program:

–
In February 2009, the Central Bank set certain conditions for the repatriation of funds by Argentine residents through the Foreign Exchange Market (Mercado Único y Libre de Cambios).  The objective of this regulation is to achieve the declaration through official channels of financial assets, whether located in Argentina or abroad, belonging to Argentine residents.  By virtue of this regulation, Argentine residents could benefit from a reduced tax rate on repatriated or local non-declared funds.  See “Tax Regime—Tax Regularization and Capital Repatriation Program.”

Inflation

In the period from 2004 to 2008, Argentina experienced increases in the CPI and WPI that reflected the continued increase in private consumption and in levels of economic activity (including exports and public and private investment), which applied upward pressure on the demand for goods and services.  Some of these pressures were mitigated by Government policies and price agreements with producers and sellers.

In 2006, prices increased at a lower pace, as compared to 2005, due principally to price control agreements between the Government and private companies in certain sectors.

In 2007, the CPI inflation slowed, but the WPI increased 14.6%, more than doubling the increase in 2006.  WPI inflation reflected a 14.7% increase in national products and a 13.2% increase in imported products.

During 2007, there was an increase in commodity prices, which significantly impacted the WPI.  In addition, the dynamics of vigorous demand in the economy contributed to the increase of prices.  The effect of this increase on the CPI was mitigated by several fiscal policies then in effect, such as providing subsidies to certain sectors to reduce consumer prices, and price agreements with producers and sellers.

During 2008, the CPI increased 7.2% and the WPI increased 8.8%.  The lower level of growth in the CPI and WPI in 2008 as compared to 2007 was mainly due to the fiscal policies set out above and the decreasing commodity and other prices resulting from the slowdown in the global and local economy in the second half of 2008.

During 2009, the CPI increased 7.7% and the WPI increased 10.0%.  The deceleration observed in the first half of 2009 was primarily attributable to the lower rate of growth of the economy and to lower commodity prices as compared to the same period in 2008. The downward trend in the annual change was reversed beginning in mid 2009.  In particular, the annual rate of increase in the prices of goods increased in the second half of 2009, while the rate of increase in the prices of services remained relatively stable.  The main increases were observed in services: health care (9.6%), transport and communication (11.7%) and educational services (14.3%). The main increase observed in goods was in the price of clothes (12.6%).

In 2009, the increase in the WPI was mainly driven by a 10.8% increase in the prices of national products, which was partially offset by a 0.1% decrease in the prices of import products.  The prices of national primary products increased 15.3%, reflecting the partial recovery of agricultural prices after the fall observed at the end of 2008.

At the end of January 2007, INDEC, which is statutorily the only institution in Argentina with the power to produce official nationwide statistics, experienced a process of institutional reforms that resulted in controversy. Certain private analysts objected to the inflation data (and other economic data affected by inflation data, such as poverty and GDP estimates) published by INDEC.

In calculating the CPI, INDEC identified changes that needed to be implemented in order to correct a number of distortions and deficiencies in the following areas:

•	Many of the sampled businesses were concentrated in middle class to upper middle class areas, regardless of socioeconomic changes that had occurred in the relevant regions.

•	The specifications and characteristics that were used to identify item prices tended towards higher-end products and higher-priced stores and points of sale.

•	Seasonal products provoked distorted CPI calculations.

In order to address these methodological updates, INDEC implemented a number of changes to its information-gathering and processing methodology, such as:

•	Basket of Goods and Services. The basket of goods and services used to calculate CPI was reduced from 818 items to 440 items.

•
Sampling. Prior to May 2008, INDEC collected CPI information from seven provinces (including Córdoba, Santa Fe, San Luis, Tucumán, Catamarca, Mendoza and Buenos Aires), along with data for the city of Buenos Aires and the greater Buenos Aires area.  Beginning in May 2008, INDEC calculated the CPI for the greater Buenos Aires area only because a number of studies had determined that bringing together CPI figures from the various provinces was resulting in materially inconsistent and unreliable results due to differing methodologies among the provinces.  The provinces had inconsistent baskets, recording methods and pricing items, which presented serious impediments to consolidation. INDEC is working with the Argentine provinces in order to enable each province to have its own CPI, with the objective of ensuring that each such CPI is comparable with the others.

In 2009, the Government created a council consisting of representatives of certain Argentine public universities to analyze the application and accuracy of INDEC’s methodology for estimating CPI from 1999 onwards.

Inflation statistics for periods including and subsequent to 2007 were prepared on the basis of INDEC’s updated methodology.  INDEC does not restate inflation statistics.  Accordingly, you should consider this in your evaluation of inflation statistics and evaluation of annual trends.

The following table sets forth inflation rates for the periods specified.

Inflation(1)
Evolution of the annual rate of change in the CPI and WPI
(% change from previous period, unless otherwise specified)

	Consumer Price Index	Wholesale Price Index

2004	6.1%	7.9%
2005	12.3	10.6
2006	9.8	7.2
2007	8.5	14.6
2008(2)	7.2	8.8
2009 (through December 31)	7.7	10.0
January	0.5	(0.1)
February	0.4	0.1
March	0.6	1.1
April	0.3	0.5
May	0.3	0.5
June	0.4	1.1
July	0.6	1.2
August	0.8	1.0
September	0.7	1.0
October	0.8	0.9
November	0.8	1.1
December	0.9%	1.0%
________________________
(1)
Annual figures reflect accumulated annual inflation.  The inflation figures for the period through December 31, 2009, reflect inflation as of such date as compared to December 31, 2008.  Monthly figures reflect inflation for that month, as compared to the prior month.

(2)	In May 2008, the INDEC updated the base year it used to calculate the CPI from 1999 to 2008, along with a number of other methodological changes.
Source: Ministry of Economy.

Regulation of the Financial Sector

The Central Bank regulates the financial sector.  The Central Bank has the authority to fix minimum capital, liquidity and solvency requirements, approve bank mergers, approve certain capital increases and transfers of stock, grant and revoke banking licenses and authorize the establishment of branches of foreign financial institutions in Argentina.  The Central Bank also regularly monitors the activities and operations of financial institutions, requiring them to submit periodic financial reports, and is authorized to adopt regulations that further the intent of the Financial Institutions Law.

The Central Bank regulates the financial sector primarily through the Superintendence of Financial Institutions, which is responsible for enforcing Argentina’s banking laws, establishing accounting and financial reporting requirements for the banking sector, monitoring and regulating the lending practices of financial institutions, and establishing rules for participation of financial institutions in the foreign exchange market and the issuance of bonds and other securities.

Measures Adopted During the 2001 Economic Crisis

Restrictions on bank withdrawals and rescheduling of deposits.  To face the threat of a collapse of the banking sector, in December 2001 and February 2002 the Government imposed strict limits on bank withdrawals.  The first wave of restrictions on deposits, known as the “corralito,” froze all dollar- and peso-denominated demand deposits.  Depositors were permitted to withdraw a certain maximum amount per depositor per week.  The second wave of restrictions on deposits, known as the “corralón,” froze and rescheduled all term deposits in excess of Ps.3,000.

Pesification.  Under the Convertibility Regime, a large portion of the debt obligations within the Argentine economy was denominated in dollars.  The collapse of the Convertibility Regime and subsequent devaluation of the peso threatened to bring about the insolvency of many individuals and institutions owing foreign currency-denominated debts in Argentina.  To relieve this situation, in February 2002, the Government ordered the pesification of the economy.

Litigation resulting from withdrawal restrictions and pesification.  The restrictions on bank withdrawals and the pesification of deposits in 2002 resulted in depositors bringing thousands of cases before the Argentine courts.  The Government does not maintain official data about the number or corresponding aggregate amount of claims involved.  It is estimated that between December 2001 and the end of 2002 more than 100,000 claims were filed in the city of Buenos Aires alone against Argentina, the Central Bank and local banks challenging the withdrawal restrictions and pesification.  Argentina was named a defendant in approximately 80,000 of these lawsuits.

On February 1, 2002, the Argentine Supreme Court ruled that the restrictions on demand deposit withdrawals were unconstitutional in a case involving deposits of an individual depositor with Banco de Galicia y Buenos Aires.  The following day, the Government suspended for 180 days all judicial challenges to the freeze on deposits, a decision also disputed as unconstitutional by claimants.

The court decisions finding the limits on withdrawals illegal and the uncertainty as to what additional restrictions the Government might impose contributed to the uncertain outlook of the banking system in 2002.  On March 5, 2003, the Supreme Court ruled that the Government’s conversion of U.S. dollar-denominated deposits into pesos, as well as its 180-day suspension of judicial challenges, was unconstitutional in the case of deposits of the province of San Luis with Banco de la Nación Argentina.  The San Luis decision has no binding effect in other cases, only over the parties involved in the controversy.  There have been no further decisions in line with the San Luis decision.

On October 26, 2004, the Argentine Supreme Court ruled that the Government’s pesification of bank deposits in 2002 was constitutional in light of the prevailing economic conditions at the close of 2001.  As in the San Luis decision, the decision in each of these cases was limited in its application to the parties involved in the controversy and has no binding effect on other litigants.  Most recently, on December 27, 2006, the Supreme Court upheld the 2002 pesification decree but ordered banks to reimburse depositors whose accounts had still been frozen with an amount in local currency equivalent to the real value of their deposits in December 2001.  The decision settled outstanding complaints by about 50,000 depositors.

While the Government was named as a defendant in many of the cases brought by depositors challenging the pesification and restrictions on bank withdrawals, in most of these cases the party ultimately responsible for making payments to successful claimants have been the financial institutions in which these depositors held their deposits.  Accordingly, the Government does not believe these cases can materially and adversely affect its ability to service Argentina’s public debt.  The Government, however, can offer no assurances to this effect, as the outcomes of these cases depend on the particularities of each case and judicial determinations beyond the Government’s control.

Composition of the Financial Sector

As of October 31, 2009, there were 83 financial institutions operating in Argentina as compared to 91 in 2004.  Foreign participation in the sector also declined from 36 foreign entities as of December 31, 2004, to 32 foreign entities as of October 31, 2009.  The following table sets forth the number of financial institutions operating in Argentina as of the dates specified.

Number of Financial Institutions in Operation in the Financial System, by Type

	As of December 31,					As of October 31,
	2004	2005	2006	2007	2008	2009
State-owned banks(1)	14	13	12	12	12	12
Private banks	59	58	60	55	55	54
Financial entities other than banks	18	18	18	18	17	17
Total	91	89	90	85	84	83
________________________
(1)	Includes national, provincial and municipal banks.
Source: Central Bank.

Number of Financial Institutions in Operation in the Financial System, Domestic and Foreign

	As of December 31,					As of October 31,
	2004	2005	2006	2007	2008	2009
National institutions(1)	55	54	55	53	52	51
Foreign-owned institutions(2)	36	35	35	32	32	32
Total	91	89	90	85	84	83
________________________
(1)	Includes state-owned banks, private banks and other financial institutions (such as credit unions).
(2)	Includes private foreign banks and other foreign financial entities other than banks.
Source: Central Bank.

Assets and Liabilities of the Financial System

Net assets of the financial system have shown an upward trend since 2004.  The quality of these bank assets, as well as bank profitability, has also improved since 2004.  Deposits have dramatically increased, with the 2008 year-end total deposits having increased 103% as compared to the 2004 year-end total deposits.

Private sector lending has steadily increased over the past five years and consumer credit lines, in particular, grew 32.8% in 2008, although lending slowed significantly as the global financial crisis developed in the last quarter of 2008.  As of December 31, 2008:

•	loans to the non-financial private sector increased 22.3% to Ps.108.1 billion, as compared to the same date in 2007;

•	peso-denominated loans increased 20.2% to Ps.119.0 billion, as compared to the same date in 2007;

•	consumer credit lines increased 32.8% to Ps.42.4 billion, as compared to the same date in 2007;

•	mortgage guaranteed loans increased 28.1% to Ps.17.9 billion, as compared to the same date in 2007; and

•	personal loans increased 31.5% to Ps.27.7 billion, as compared to the same date in 2007.

As of December 31, 2009, total peso-denominated loans to the private sector increased 10.1% as compared to the same date in 2008.  Commercial lending accounted for 42.3% of the total annual increase, and consumer lending accounted for 48.8% of the total annual increase.  Credit cards accounted for 27.0% of this increase, while personal loans accounted for 21.8% of this increase.  In the second half of 2009, total peso-denominated loans increased more than in the first half.  During the first half of 2009, total peso-denominated loans increased 3.0% while in the second half they increased 6.9%.  This tendency was particularly pronounced in commercial loans and in consumer lending that accelerated in the last months of 2009.

There are still some vulnerabilities in the financial sector, such as the declining but still high exposure of banks to the public sector.  To address these vulnerabilities, the Central Bank has created incentives to stimulate the mortgage market and increase lending to the private sector.  For example, the Central Bank eased capital requirements for mortgage loans up to Ps.200 million and introduced streamlined systems of screening and credit scoring for mortgage lenders.  Also, the Central Bank has restricted banks’ ability to lend to the public sector.  Since July 2007, lending to the public sector cannot compose more than 35% (reduced from 40%) of a bank’s total loan portfolio.  The Central Bank expects these and other policies to continue improving the financial sector over the short term.

The following tables set forth the assets and liabilities of the Argentine financial system as of the dates specified.

Total Assets and Liabilities of the Financial System by Type of Institution
(in millions of pesos)

	As of December 31,										As of October 31,
	2004		2005		2006		2007		2008(2)		2009
State-owned banks:(1)
Assets	Ps.	85,677	Ps.	92,064	Ps.	102,486	Ps.	116,957	Ps.	130,855	Ps.	147,445
Liabilities		77,436		82,912		91,478		104,890		117,850		132,983
Net		8,241		9,153		11,008		12,067		13,005		14,462
Private banks:
Assets		125,194		127,837		152,414		175,509		208,888		223,375
Liabilities		110,389		110,891		131,476		152,153		182,596		193,341
Net		14,805		16,947		20,938		23,356		26,292		30,035
Financial entities other than banks:
Assets		1,692		2,061		3,483		5,374		7,019		6,412
Liabilities		858		1,242		2,415		4,040		4,936		4,166
Net		834		819		1,068		1,334		2,083		2,247
Total assets and liabilities:
Assets		212,562		221,963		258,384		297,839		346,762		377,232
Liabilities		188,683		195,045		225,369		261,082		305,382		330,489
Total net	Ps.	23,879	Ps.	26,918	Ps.	33,014	Ps.	36,757	Ps.	41,380	Ps.	46,743
________________________
(1)	Includes national, provincial and municipal banks.
(2)	Preliminary figures.
Source: Central Bank.

Total Assets and Liabilities in the Financial System by Type of Institution
(% change from the previous period)

	As of December 31,					As of October 31,
	2004	2005	2006	2007	2008(2)	2009(3)
State-owned banks:(1)
Assets	17.1%	7.5%	11.3%	14.1%	11.9%	12.7%
Liabilities	15.7	7.1	10.3	14.7	12.4	12.8%
Net	32.5	11.1	20.3	9.6	7.8	11.2%
Private banks:
Assets	11.8	2.1	19.2	15.2	19.0	6.9%
Liabilities	13.5	0.5	18.6	15.7	20.0	5.9%
Net	0.4	14.5	23.6	11.5	12.6	14.2%
Financial entities other than banks:
Assets	0.2	21.9	69.0	54.3	30.6	(8.6)
Liabilities	22.2	44.9	94.4	67.3	22.2	(15.6)%
Net	(15.5)	(1.8)	30.4	24.9	56.2	7.8%
Total assets and liabilities:
Assets	14.3	4.4	16.4	15.3	16.4	8.8%
Liabilities	15.7	3.4	15.5	15.8	17.0	8.2%
Total net	4.6%	12.7%	22.6%	11.3%	12.6%	13.0%
________________________
(1)	Includes national, provincial and municipal banks.
(2)	Preliminary figures.
(3)	Percentage change as compared to December 31, 2008.
Source: Central Bank.

Assets

From 2004 to 2008, total assets of the financial system increased steadily by 14.3% to Ps.212.6 billion in 2004; 4.4% to Ps.222.0 billion in 2005; 16.4% to Ps.258.4 billion in 2006; 15.3% to Ps.297.8 billion in 2007 and 16.6% to Ps.346.7 billion in 2008.

Throughout the 2004-2008 period, the growth of financial system assets reflected improving confidence in the financial system and rising economic activity.

Loan Portfolio and Risk Profile

In 2004, the total level of credit provided by Argentina’s financial system began to show signs of recovery.  The recovery was primarily a result of rising confidence in the financial system after the crisis, and the general improvement in economic activity, which resulted in an increase in loans to individuals and businesses.  Outstanding credit to the non-financial private sector increased 22.9% to Ps.41.1 billion.  Total credit increased 12.7% to Ps.66.1 billion.

The trend continued in 2005, with an increase of 36.1% in outstanding credit to the non-financial private sector.  Total credit in that period also increased 19.9%, from Ps.66.1 billion as of December 31, 2004, to Ps.79.2 billion as of December 31, 2005.

During 2006, credit continued to increase.  As of December 31, 2006, outstanding credit to the non-financial private sector had increased 39.3% to Ps.77.8 billion and total credit had increased 26.1% to Ps.99.9 billion.  This increase was also primarily caused by the increase of economic activity.

During 2007, credit continued to increase.  As of December 31, 2007, outstanding credit to the non-financial private sector had increased 41.9% to Ps.110.4 billion and total credit had increased 28.0% to Ps.127.9 billion.  Consumer financing continued to grow, although at a slower pace than in 2006. Foreign currency loans to private sector also increased in 2007, mainly due to financing of exports.

During 2008, total outstanding credit increased 17.2% to Ps.149.9 billion.  State owned banks increased their participation in total credit from 29.1% in 2007 to 32.8% in 2008, while private banks reduced their participation from 67.6% in 2007 to 63.8% in 2008.  Consumer financing increased 32.8% in 2008 driven by credit card financing and personal loans.  Total outstanding credit grew at a slower pace in 2008 compared to 2007 mainly as a result of the global financial crisis, partially offset by the Government’s actions to increase liquidity, particularly in respect of consumer financing.

From 2004 to 2007, credit to the public sector decreased, reflecting the fiscal surplus achieved by the Government during that period.  Credit to the non-financial public sector decreased 7.1% to Ps.30.9 billion as of December 31, 2004, 16.3% to Ps.25.8 billion as of December 31, 2005, 19.2% to Ps.20.9 billion as of December 31, 2006, 20.6% to Ps.16.5 billion as of December 31, 2007.  During 2008, credit to the non-financial public sector increased 3.0% to Ps.17.1 billion.

During 2008, peso-denominated loans to the non-financial private sector increased 22.3% to Ps.108.1 billion, and the U.S. dollar-denominated loans increased 15.0% to U.S.$5.9 billion.  This increase resulted primarily from financings related to export activity.  Peso-denominated personal loans also increased 31.5% during this period.  Overall, there was a reduction of the growth rate in all categories as compared to 2007.

Risk classification remained stable from 2004 through October 2009, with fewer than 1% of all outstanding loans classified as irrecoverable throughout that period.

As of December 31, 2009, peso-denominated loans to the private sector increased 10.1% to Ps.119.1 billion and the dollar-denominated loans decreased 12.3% to U.S.$5.2 billion as compared to the same date in 2008.  The following tables set forth loan data by type of institution in the financial sector as of the dates specified.

Outstanding Loans by Type of Financial Institution
(in millions of pesos)

	As of December 31,										As of October 31,
	2004		2005		2006		2007		2008		2009
State-owned banks(1)	Ps.	19,096	Ps.	24,472	Ps.	30,211	Ps.	37,247	Ps.	49,258	Ps.	58,775
Private banks		46,155		53,326		67,066		86,533		95,658		93,381
Financial entities other than banks		866		1,444		2,663		4,150		5,059		4,666
Total	Ps.	66,117	Ps.	79,241	Ps.	99,940	Ps.	127,931	Ps.	149,975	Ps.	156,822
________________________
(1)	Includes national, provincial and municipal banks.
Source: Central Bank.

Outstanding Loans by Type of Financial Institution
(as a % of total)

	As of December 31,					As of October 31,
	2004	2005	2006	2007	2008	2009
State-owned banks(1)	28.9%	30.9%	30.2%	29.1%	32.8%	37.5%
Private banks	69.8	67.3	67.1	67.6	63.8	59.5
Financial entities other than banks	1.3	1.8	2.7	3.2	3.4	3.0
Total	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
________________________
(1)	Includes national, provincial and municipal banks.
Source: Central Bank.

Allocation of Outstanding Loans by Sector
(in millions of pesos)

	As of December 31,										As of October 31,
	2004		2005		2006		2007		2008		2009
Non-financial public sector	Ps.	30,866	Ps.	25,836	Ps.	20,874	Ps.	16,583	Ps.	17,083	Ps.	19,329
Financial sector (public and private)		1,697		2,450		4,962		5,030		4,793		3,821
Non-financial private sector		41,054		55,885		77,832		110,406		132,844		139,314
Provisions for doubtful accounts		(7,500)		(4,930)		(3,728)		(4,088)		(4,744)		(5,642)
Total	Ps.	66,117	Ps.	79,241	Ps.	99,940	Ps.	127,931	Ps.	149,975	Ps.	156,822
________________________
Source: Central Bank.

Allocation of Outstanding Loans by Sector
(% change from the previous period)

	As of December 31,					As of October 31,
	2004	2005	2006	2007	2008	2009(1)
Non-financial public sector	(7.1)%	(16.3)%	(19.2)%	(20.6)%	3.0%	13.1%
Financial sector (public and private)	19.8	44.3	102.5	1.4	(4.7)	(20.3)
Non-financial private sector	22.9	36.1	39.3	41.9	20.3	4.9
Provisions for doubtful accounts	(20.0)	(34.3)	(24.4)	9.7	16.0	18.9%
Total	12.7%	19.9%	26.1%	28.0%	17.2%	4.6%
________________________
(1)	Percentage change as compared to December 31, 2008
Source: Central Bank.

The following table sets forth information regarding loans of the financial system by risk category and type of institution.

Risk Classification of Aggregate Assets of the Financial System
by Type of Institution
(as a % of total loans, as of October 31, 2009)

	Public Banks(7)	Private Banks	Financial Companies	Credit Unions	Financial System
Risk category:
Current(1)	96.86%	95.3%	85.6%	75.8%	95.5%
Potentially problematic:
Under observation and inadequate payment(2)	1.27	1.6	3.9	3.6	1.6
Under negotiation or restructuring(3)	0.8	0.9	3.3	4.1	1.0
Problematic(4)	0.55	1.6	4.0	8.6	1.3
Insolvent(5)	0.51	0.6	3.2	7.9	0.7
Irrecoverable(6)	0.0	0.0	0.0	0.0	0.0
Total	100.0%	100.0%	100.0%	100.0%	100.0%
________________________
(1)
Loans where financial condition of debtor demonstrates its ability to meet financial obligations. The Superintendent of Financial Institutions requires loan-loss reserves of 1% for current loans (secured and unsecured).

(2)
Loans where financial condition of debtor demonstrates its ability to currently meet financial obligations, although external circumstances exist which, if not corrected, could compromise the debtor’s ability to fulfill its obligations in the future. The Superintendent of Financial Institutions requires loan-loss reserves of 3% (with guarantees) and 5% (without guarantees) for these loans.

(3)
Loans to debtors that have entered into restructuring negotiations within 60 days of declaring their inability to meet certain financial obligations. The Superintendent of Financial Institutions requires loan-loss reserves of 6% (with guarantees) and 12% (without guarantees) for these loans.

(4)
Loans where inability of debtor to meet its financial obligations would result in significant financial losses to the lender. The Superintendent of Financial Institutions requires loan-loss reserves of 12% (with guarantees) and 25% (without guarantees) for these loans.

(5)
Loans where there is a high probability that debtor would become insolvent upon meeting its financial obligations. The Superintendent of Financial Institutions requires loan-loss reserves of 25% (with guarantees) and 50% (without guarantees) for these loans.

(6)
Loans where financial condition of debtor demonstrates low probability that payments in default may be recovered. The Superintendent of Financial Institutions requires loan-loss reserves of 50% (with guarantees) and 100% (without guarantees) for these loans.

(7)	Includes national, provincial and municipal banks.
Source: Central Bank.

Deposits

During 2004, total deposits in Argentina’s banking system increased 23.3% to Ps.116.7 billion.  Non-financial public sector deposits increased 97.1% and non-financial private sector deposits increased 8.2% during this period.  The increase in deposits of the non-financial private sector reflected a 20.9% increase in demand deposits and a 45.3% increase in savings accounts.  Term deposits increased 5.8% during this period.  The continued increase in deposits reflected the improvement of the fiscal accounts and the general improvement in economic activity.

During 2005, total deposits in Argentina’s banking system increased 17% to Ps.136.5 billion, while non-financial public sector deposits increased only 7.5% (a lower rate of increase than in previous years), mainly as a result of the substantial cash payment that the Government made in connection with the 2005 Debt Exchange.  Deposits by the non-financial private sector increased 20.6% in 2005, from Ps.84.3 billion as of December 31, 2004 to Ps.101.6 billion as of December 31, 2005.  Demand deposits increased 27%, deposits in savings accounts increased 22.7% and term deposits increased 22.6% during that period.

During 2006, total deposits in Argentina’s banking system increased 25.2% to Ps.170.9 billion.  Non-financial public sector deposits increased 33.7%.  Deposits by the non-financial private sector increased 22.3%, demand deposits increased 14.5%, deposits in savings accounts increased 26.2% and term deposits increased 26.7% in 2006.  The increase in deposits in 2006 reflected the improvement of public sector finances and an increase in the level of economic activity.

During 2007, total deposits in Argentina’s banking system increased 20.3% to Ps.205.6 billion.  Non-financial public sector deposits increased 7.8%.  Deposits by the non-financial private sector increased 24.9%, demand deposits increased 28.9%, deposits in savings accounts increased 30.9% and term deposits increased 19.9% in 2007.  The increase in deposits in 2007 reflected the improvement of public sector finances and high levels of economic activity.

During 2008, total deposits in Argentina’s banking system increased 14.91% to Ps.236.2 billion.  Non-financial public sector deposits increased 37.6%.  Deposits by the non-financial private sector increased 7.7%, demand deposits increased 12.0%, deposits in savings accounts increased 8.0% and term deposits increased 6.5% in 2008.  The increase in deposits of the non-financial public sector in 2008 was mainly a result of the unification of the hybrid public/private national pension system into a sole public pension system, the Argentine Integrated Pension System.  As a result of the unification, the resources administered by the private pension funds were transferred to a separate fund of ANSES.  The total amount of resources transferred to ANSES as of December 31, 2008, had an average impact on the total peso-denominated deposits of the non-financial public sector of approximately Ps.5.0 billion in December 2008.

Broken down by currency, deposits increased as follows in 2008:

•	total peso-denominated deposits increased 11.2% to Ps.197.1 billion;

•	peso-denominated deposits by the non-financial public sector increased 28.8% to Ps.61.2 billion;

•	peso-denominated deposits by the non-financial private sector increased 4.7% to Ps.135.8 billion; and

•	total U.S. dollar-denominated deposits increased to U.S.$9.3 billion.

      As of December 31, 2009:

•	total peso-denominated deposits increased 9.8% to Ps.216.7 billion as compared to the same date in 2008;

•	peso-denominated deposits by the non-financial public sector decreased 1.1% to Ps.61.1 billion as compared to the same date in 2008;

•	peso-denominated deposits by the non-financial private sector increased 14.8% to Ps.155.6 billion as compared to the same date in 2008; and

•	total dollar-denominated deposits increased 26.2% to U.S.$11.8 billion as compared to the same date in 2008.

The following tables set forth information on total deposits in the financial sector as of the dates specified.

Deposits by Type of Financial Institution
(in millions of pesos)

	As of December 31,										As of October 31,
	2004		2005		2006		2007		2008		2009
State-owned banks(1)	Ps.	55,680	Ps.	61,708	Ps.	76,307	Ps.	88,065	Ps.	99,818	Ps.	114,060
Private banks		60,765		74,495		94,095		116,719		135,711		148,478
Financial entities other than banks		211		289		496		767		688		1,025
Total	Ps.	116,655	Ps.	136,493	Ps.	170,898	Ps.	205,551	Ps.	236,217	Ps.	263,563
________________________
(1)	Includes national, provincial and municipal banks.
Source: Central Bank.

Deposits by Type of Financial Institution
(as a % of total)

	As of December 31,					As of October 31,
	2004	2005	2006	2007	2008	2009
State-owned banks(1)	47.7%	45.2%	44.7%	42.8%	42.3%	43.3%
Private banks	52.1	54.6	55.1	56.8	57.5	56.3
Financial entities other than banks	0.2	0.2	0.3	0.4	0.3	0.4
Total	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
________________________
(1)	Includes national, provincial and municipal banks.
Source: Central Bank.

Deposits by Sector and by Type of Deposit
(in millions of pesos)

	As of December 31,										As of October 31,
	2004		2005		2006		2007		2008		2009
Non-financial public sector	Ps.	31,720	Ps.	34,108	Ps.	45,610	Ps.	49,156	Ps.	67,648	Ps.	71,298
Financial sector (public and private)		670		737		944		1,147		1,309		1,878
Non-financial private sector		84,266		101,647		124,345		155,248		167,260		190,387
Demand deposits		20,763		26,362		30,186		38,920		43,598		45,555
Savings accounts		21,243		26,057		32,891		43,050		46,486		52,783
Term deposits		36,264		44,445		56,309		67,498		71,225		85,440
Others		5,996		4,785		4,045		4,980		5,069		6,609
Total deposits	Ps.	116,655	Ps.	136,493	Ps.	170,898	Ps.	205,551	Ps.	236,217	Ps.	263,563
________________________
Source: Central Bank.

Deposits by Sector and by Type of Deposit
(% change from the previous period)

	As of December 31,					As of October 31,
	2004	2005	2006	2007	2008	2009(1)
Non-financial public sector	97.1%	7.5%	33.7%	7.8%	37.6%	5.4%
Financial sector (public and private)	(1.0)	10.1	27.9	21.5	14.2	43.5
Non-financial private sector	8.2	20.6	22.3	24.9	7.7	13.8
Demand deposits	20.9	27.0	14.5	28.9	12.0	4.5
Savings accounts	45.3	22.7	26.2	30.9	8.0	13.5
Term deposits	5.8	22.6	26.7	19.9	5.5	20.0
Others	(49.1)	(20.2)	(15.5)	23.1	1.8	30.4
Total deposits	23.3%	17.0%	25.2%	20.3%	14.9%	11.6%
(1)	Percentage change as compared to December 31, 2008
Source: Central Bank.

Interest Rates

Interest Rates on Bank Loans

From 2004 to 2008, the Central Bank gradually raised interest rates.  As of December 31, 2008, the average prime rate on peso-denominated 30-day loans was 19.4% (as compared to 11.0% as of December 31, 2007) and the interbank rate on peso-denominated loans was 10.4% (as compared to 8.7% as of December 31, 2007).

Nominal annual interest rates on peso-denominated personal loans rose from 24.6% as of December 31, 2006, to 27.7% as of December 31, 2007.  Average interest rates on peso-denominated mortgage loans increased from 11.8% to 12.4% in 2007.  As of December 31, 2008, nominal annual interest rates on peso-denominated personal loans rose to 37.15% and the average interest rates on peso-denominated mortgage loans increased to 13.48%.

The following table sets forth information regarding average interest rates on bank loans for the periods specified.

Interest Rates on Bank Loans
(nominal annual interest rate)

	2004	2005	2006	2007	2008	2009
Domestic currency:
Interbank(1)	2.0%	4.4%	7.2%	8.7%	10.4%	10.5%
Prime/Overdraft Current Account(2)	6.8	6.3	8.6	11.0	19.4	15.7

Foreign currency:
Interbank(1)	0.6%	1.5%	2.7%	4.0%	3.0%	3.3
Prime(2)	n/a	n/a	n/a	n/a	n/a	n/a
________________________
(1)	Average interbank rate.
(2)
Average 30-day prime rate until 2008.  On August 2009, the Central Bank discontinued the publication of this rate, which was replaced by the average interest rate on current account peso-denominated overdrafts for 2009.

Source:  Central Bank.

Interest Rates on Deposits

In 2004, interest rates dropped sharply.  Nominal interest rates on peso-denominated term deposits averaged 2.7% (as compared to 10.4% in 2003) while the average nominal interest rate for savings deposits was 0.7%.  For dollar-denominated deposits, the average term deposit interest rate was 0.4%, while the average nominal interest rate for savings deposits was 0.1%.

In 2005, interest rates on peso-denominated deposits increased.  The average nominal interest rate on peso-denominated term deposits rose from 2.7% to 3.9% while the average nominal interest rate for savings deposits was 0.8%.  Interest rates on dollar-denominated deposits remained stable, showing only a slight increase.

In 2006, interest rates continued to rise.  The average nominal interest rate on peso-denominated term deposits had increased from 3.9% to 6.5% while the average nominal interest rate for savings deposits was 0.8%.  For dollar-denominated deposits, the average nominal interest rate on foreign currency-denominated term deposits increased from 0.5% to 0.9% while the average nominal interest rate for savings deposits remained stable.  As in 2005, the implementation of a more restrictive monetary policy caused the rise in interest rates.

The average nominal annual interest rate on peso-denominated term deposits increased from 6.5% in 2006 to 7.9% in 2007, and the average nominal annual interest rate on dollar-denominated term deposits rose from 0.9% to 1.4% for the same period.  The nominal annual interest rate on peso-denominated deposits of more than Ps.1.0 million, also known as the BADLAR rate, increased from 9.8% in December 2006 to 13.5% in December 2007.

The average nominal annual interest rate on peso-denominated term deposits increased from 7.9% in 2007 to 11.1% in 2008, and the nominal annual interest rate on dollar-denominated term deposits increased from 1.4% to 1.5% during the same period.  The BADLAR rate increased from 13.5% in December 2007 to 19.1% in December 2008.  The increases in interest rates in 2008 were primarily a result of the government’s monetary policy and a trend of higher interest rates related to the global financial crisis.

The average nominal annual interest rate on peso-denominated term deposits increased from 11.1% in 2008 to 11.8% in 2009.  The nominal annual interest rate on U.S. dollar-denominated term deposits decreased from 1.5% in 2008 to 1.1% in 2009.  The BADLAR rate decreased from 19.1% in December 2008 to 9.8% in December 2009.  These rate decreases occurred against a backdrop of financial stabilization throughout the year, helping to increase loans directed to families and companies.

The following table sets forth information regarding average interest rates on bank deposits for the periods specified.

Interest Rates on Deposits and LEBACs
(nominal annual interest rate)

	2004	2005	2006	2007	2008	2009
Domestic currency:
Savings deposits	0.7%	0.8%	0.8%	0.6%	0.6%	0.5%
Term deposits(1)	2.7	3.9	6.5	7.9	11.1	11.8
Average deposit rate(2)	1.9	2.59	4.22	5.18	7.33	7.60
LEBAC(3)	5.9	6.2	8.1	10.3	11.1	13.4

Foreign currency:
Savings deposits	0.1	0.1	0.1	0.1	0.1	0.1
Term deposits(1)	0.4	0.5	0.9	1.4	1.5	1.1
Average deposit rate(2)	0.2	0.3	0.5	0.8	0.8	0.6
LEBAC(3)	0.0%	3.9%	5.2%	5.2%	n/a	n/a
________________________
(1)	Weighted average interest rate on all term deposits.
(2)	Weighted average interest rate on term deposits plus savings deposits.
(3)	Average annual rate for all term LEBAC.
Source:  Central Bank.

Securities Markets

Since the early 1990s, Argentina has had active bond and equities markets.  Trading on the Argentine markets is dominated by Government bonds and followed by trading of corporate equity securities and corporate bonds.  Trading of other instruments such as futures and options represents only a small portion of market activity, although futures trading has increased somewhat since mid-2002 due to the development of the futures trading market.

Regulation of the Securities Markets

The markets are regulated by the Comisión Nacional de Valores (National Securities Commission, or “CNV”), the stock exchanges and Caja de Valores, a clearinghouse.  The CNV regulates all agents that carry out transactions in Argentina’s public securities markets and has the authority to regulate and control the public offering of all securities, other than the primary issue of Government securities.  There are 10 stock exchanges in Argentina, six of which are authorized to quote securities:  Buenos Aires, Córdoba, Mendoza, Del Litoral (Santa Fe), La Rioja and Rosario.  The oldest and largest is the Buenos Aires Stock Exchange, which was founded in 1854.  Argentina also has an electronic trading system known as the Mercado Abierto Electrónico or “MAE,” on which bonds also trade.  In addition, several rating agencies operate in Argentina.

Beginning in 1989, the Government introduced substantial reforms in the capital markets to promote foreign investment.  The elimination of restrictions on foreign capital transactions allowed foreign investors greater access to the Argentine securities markets.  The Government subsequently created a framework to permit the introduction of non-bank financial products into the financial system, increasing the number of alternative investment vehicles available to foreign investors.  During the 1990s, Argentina’s active bond and equities markets attracted significant amounts of portfolio investment from abroad, fueling the expansion of the country’s capital markets.

In 2004 and 2005, the Merval index continued its upward trend, surpassing the 1500-point barrier, primarily as a result of the economic recovery, which fuelled an increase in domestic investment.  The index accumulated an increase of 28.3% in 2004 and 12.2% in 2005.

In 2006, the Merval index accumulated an increase of 35.5%. In 2006, the total value, or market capitalization, of Argentina’s securities markets for equities was U.S.$400.5 billion.

In 2007, the Merval index decreased 2.9%, as compared to an increase of 35.5% in 2006.

The Merval index decreased 49.8% in 2008, as compared to an increase of 2.9% in 2007. Argentina’s securities markets were negatively impacted by the global financial crisis in the second half of 2008.  The total value, or market capitalization, of Argentina’s securities markets for equities as of December 31, 2008, was U.S.$357.2 billion, as compared to U.S.$562.7 billion as of December 31, 2007.  As of December 31, 2009, the market capitalization of Argentina’s securities markets for equities was U.S.$575.5 billion, a 61.1% increase as compared to the market capitalization of Argentina’s securities markets for equities as of December 31, 2008.

Mutual Funds

In the 2004-2008 period, individuals, pension funds and mutual funds constituted the largest groups of investors in Argentina’s capital markets.  The development of mutual funds and the increase in the assets of Argentine institutional pension funds created a broader domestic capital market and increased the level of activity on the Buenos Aires Stock Exchange.

On October 21, 2008, the Government introduced a bill to Congress proposing to unify the hybrid public/private national pension system into a sole public pension system, the Sistema Integrado de Jubilaciones y Pensiones (Argentine Integrated Pension System).  Following a period of debate, Law No. 26,425 was passed by Congress on November 20, 2008, and entered into effect on December 9, 2008.  The law unified the national pension system into the Argentine Integrated Pension System, structured as a “pay as you go” system (Sistema Solidario de Reparto), and absorbed and replaced the former private pension system.  Pursuant to the new law, the resources administered by the private pension funds were transferred to a separate fund (Fondo de Garantía de Sustentabilidad, or “FGS”) to be administered by ANSES, which can be used only to pay the benefits of the Argentine Integrated Pension System.  The total assets of the FGS amounted to Ps.100.4 billion as of December 31, 2008.  As of November 30, 2009, the total assets of the FGS amounted to Ps.135.5 billion, a 35% increase since December 31, 2008.

As of June 30, 2009, ANSES had conducted eight auctions with respect to the new pension fund created with the private pension fund assets.  Pursuant to the auction process, ANSES offered to invest the funds in fixed-term deposits in return for pledges by banks to lend the money at below-market rates to increase liquidity in the market.  As of March 13, 2009, ANSES had auctioned Ps.1.8 billion and U.S.$0.5 billion for investment in fixed-term deposits destined for loans to individuals, car loans and loans to small- and medium-sized companies.

The unification of the pension system may have an adverse effect on the liquidity of Argentina’s markets, particularly the corporate bond market, which depended substantially on investment by private pension funds.  The equities market may also be affected.

Government Bonds

The Argentine bond market is dominated by Government securities.  The Treasury bond market, established by the Government in 1994, is supervised and managed by the Treasury.  Prior to the establishment of the Argentine Treasury bond market, the short- to medium-term peso debt market was composed exclusively of certificates of deposit.  CRYL, a clearinghouse managed by the Central Bank, handles Treasury bond issues.  For a description of the types of domestic bonds issued by the Government see “Public Sector Debt.”

Corporate Bonds

Corporate bonds are issued in bearer or registered form and may be repaid in local or foreign currency, according to the terms and conditions of their issuance.  Interest rates on corporate bonds may be fixed or floating and can vary substantially with market conditions and the creditworthiness of the issuer.

Equities

The Argentine equities market is regulated by the CNV.  The stock exchanges set the rules that companies must follow in order to list their equity securities on those exchanges.

The number of listed companies in Argentina increased from 96 as of December 31, 2004, to 101 as of December 31, 2009.  Trading volumes have increased significantly from U.S.$28.1 billion as of December 31, 2004, to U.S.$35.5 billion as of December 31, 2009.  Nonetheless, both the number of listed companies and the trading volumes decreased in 2009 as compared to 2008, mainly as a result of a downturn in the equities and public bonds market during the period.

The following table sets forth certain data regarding the market capitalization and average daily trading volume on the Buenos Aires Stock exchange as of the dates specified.

Market Capitalization and Traded Amount
on the Buenos Aires Stock Exchange
(in millions of U.S. dollars, unless otherwise specified)

	As of December 31,
	2004		2005		2006		2007		2008		2009

Market capitalization (in billions of U.S.$)	U.S.$	232.0	U.S.$	254.4	U.S.$	400.5	U.S.$	562.7	U.S.$	357.2	U.S.$	575.5
Average daily traded amount		111.5		198.8		173.1		272.8		304.5		146.3
Shares		18.0		25.7		20.0		28.5		26.5		11.7
Corporate bonds		1.0		4.9		1.6		1.7		3.0		3.5
Public bonds		62.3		131.4		108.8		191.6		220.8		84.6
Others(1)		30.1		36.7		42.8		50.9		54.2		46.4
Total traded amount(2)		28,094		50,099		42,762		67,101		75,200		35,518
Shares		4,541		6,475		4,929		7,023		6,534		2,851
Corporate bonds		255		1,247		395		421		732		841
Public bonds		15,711		33,118		26,875		47,131		54,535		20,531
Others(1)	U.S.$	7,587	U.S.$	9,259	U.S.$	10,563	U.S.$	12,526	U.S.$	13,399	U.S.$	11.295
________________________
(1)	Includes mutual funds, index futures, options and others.
(2)	Total traded amounts for each year.
Source:  Buenos Aires Stock Exchange.

PUBLIC SECTOR FINANCES

Introduction

Argentina’s public sector comprises national, provincial and municipal entities.  The national entities are divided into the non-financial public sector and the financial public sector.  The non-financial public sector consists of the National Administration, state-owned enterprises and certain special-purpose fiduciary funds.  The National Administration, in turn, is composed of the Central Administration, decentralized agencies and social security institutions (including former provincial pension funds).  The financial public sector consists of the Central Bank, the Banco de la Nación Argentina (or “BNA”), the Banco de Inversión y Comercio Exterior (Foreign Investment and Trade Bank, or “BICE”) and ten other public financial entities (including provincial and municipal banks).

The chart below sets forth the organizational structure of Argentina’s public sector.

The Central Administration is comprised of the executive, legislative and judicial branches of the Government, including the public ministries.  Decentralized agencies include governmental institutions, such as the Administración Federal de Ingresos Públicos, or “AFIP” – the agency that administers the Government’s tax collections and customs – with a budget, revenues and expenditures separate from the Central Administration.  The national social security institutions consist of ANSES (which is an autarchic entity), the Armed Forces Pension Fund and the Federal Police Pension Fund.  To date, ten provinces and two municipalities, including the city of Buenos Aires, have transferred their social security obligations to ANSES.  See “—Social Security.”  These former provincial obligations are currently managed by ANSES.

The national public accounts reflect the consolidated results of the non-financial public sector. Transfers from the Central Bank to the National Treasury, however, are included in the Government’s fiscal revenues.  Argentina’s provincial and local authorities are independent from the federal government and maintain separate fiscal accounts.  Accordingly, the fiscal results of the provinces and local governments are not reflected in the national public accounts.  The Central Administration, however, is legally required to transfer a portion of its revenues to the provinces and from time to time has also provided other forms of financial assistance to the provinces.  See “—Fiscal Relations with the Provinces.”

Except as otherwise specified in the discussion below, the national public accounts are presented using a cash-basis method, which computes revenues and expenditures in the period in which cash flows take place, regardless of the period in which they were accrued.  In the discussion of the National Public Accounts below, we refer to the national non-financial public sector as the Government.  Additionally, we refer to the fiscal balance of the non-financial public sector as the primary balance.  This primary balance does not reflect the issuance of Bocones, which the Government issues to pay for a portion of its expenditures.  The overall balance of the non-financial public sector includes interest payments unless otherwise specified.

On October 21, 2008, the Government introduced a bill to Congress proposing to unify the hybrid public/private national pension system into a sole public pension system, the Sistema Integrado de Jubilaciones y Pensiones (Argentine Integrated Pension System).  Following a period of debate, Law No. 26,425 was passed by Congress on November 20, 2008, and entered into effect on December 9, 2008.  The law unified the national pension system into the Argentine Integrated Pension System, structured as a “pay as you go” system (Sistema Solidario de Reparto), and absorbed and replaced the former private pension system.  Pursuant to the new law, the resources administered by the private pension funds were transferred to a separate fund (FGS) to be administered by the ANSES, which can be used only to pay the benefits of the Argentine Integrated Pension System.  The total assets of the FGS amounted to Ps.100.4 billion as of December 31, 2008 and to Ps.135.5 billion as of November 30, 2009.

National Public Accounts

From 2004 to 2008, Argentina experienced significant economic expansion, which led to an increase in public revenues.  Expenditures also grew during this period, as the Government attended to important social needs, social security payments increased and transfers to the provinces also increased.  Argentina had positive primary fiscal and overall balances throughout this period.

The global financial crisis that commenced in 2008 affected Argentina’s fiscal results.  During the first eight months of 2009, tax revenues slowed relative to expenditures.  The Government sought to stimulate the economy (in line with policies adopted by other countries).  Even given the effects of the global financial crisis and fiscal response, Argentina experienced an estimated primary surplus of 1.5% of nominal GDP in 2009.  The overall fiscal deficit was 0.6% of nominal GDP for the same period.  See “—The Budget.”

Due to favorable fiscal results from 2004 to 2008, the Government implemented the following measures in order to address social needs and provide for fair wages within a framework of encouraging continued economic growth:

•
several increases in social security payments to workers who are heads of households with dependents (asignaciones familiares).  The Government increased social security payments by 50% in October 2004, 20% in January 2007, 40% in September 2007, and 35% in September 2008.  In addition, in September 2008, the Government raised the maximum salary to qualify for these payments;

•
two one-time increases in the monthly economic aid package provided to the beneficiaries of the Heads of Households Program and the Programa de Atención a Grupos Vulnerables (Vulnerable Groups Assistance Program), in 2004 and in 2008.  The Vulnerable Groups Assistance Program provides social services to women who are heads of households, at-risk youths, senior citizens, people with disabilities and the indigenous population;

•	a one-time, Ps.200 increase in social security payments in December 2004;

•	an increase of Ps.150 for the beneficiaries of the Plan Familias in December 2008;

•	periodic increases in the minimum wage for public and private employees, from Ps.350 in January 2004 to Ps.1,240 in December 2008; and

•	15% to 20% yearly increases in the public employee salaries since 2004.

In November 2009, the Government implemented a social security scheme to protect children under the age of 18.  This measure provides for monthly payments of Ps.180 for children under the age of 18 whose parents do not receive any family allowances, are unemployed or work in the informal market.  The Government estimates that this measure could have a maximum cost of approximately Ps.10.0 billion.

In 2009, the Government increased public employee salaries by approximately 15.6%.  In addition, the minimum monthly wage for public and private employees increased to Ps.1,500 in January 2010.

Evolution of Fiscal Results: 2004-2008

The following tables set forth the national public accounts for the periods specified.

National Public Accounts
(in millions of pesos)

	2004		2005		2006		2007		2008(8)		2009(8)
Fiscal revenue
Current revenue:
National Administration taxes(1)	Ps.	83,584	Ps.	102,041	Ps.	124,226	Ps.	163,507	Ps.	217,271	Ps.	224,440
Social security tax(1)		14,640		18,587		25,606		44,721		54,694		77,064
Net operating result from state-owned enterprises		(150)		78		(264)		(387)		(1,056)		(1,583)
Other non-tax revenue (2)		6,735		5,452		8,371		9,653		14,630		32,598
Capital revenue (3)		110		164		298		224		673		162
Total fiscal revenues	Ps.	104,917	Ps.	126,322	Ps.	158,237	Ps.	217,718	Ps.	286,211	Ps.	332,681
Primary expenditures(4)
Current expenditures:
National Administration wages		9,516		11,343		14,325		18,615		24,687		33,777
Goods and services		3,456		4,679		4,859		6,411		8,073		11,460
Social security(7)		22,877		24,905		32,190		50,461		64,552		83,240
Transfers to provinces		30,575		37,727		45,040		58,783		76,247		85,017
Other transfers (5)		15,236		17,870		21,952		34,717		54,155		63,313
Other expenditures		133		172		254		1,130		2,392		2,601
Capital expenditures		5,792		10,004		16,460		21,931		23,576		35,996
Total primary expenditures		87,585		106,700		135,079		192,048		253,683		315,403
Primary fiscal balance	Ps.	17,333	Ps.	19,623	Ps.	23,158	Ps.	25,670	Ps.	32,529		(17,278)
Interest payments(6)		(5,703)		(10,243)		(11,542)		(16,423)		(17,874)		(24,417)
Privatization proceeds		28		39		7		49		0		8
Overall balance of non-financial public sector	Ps.	11,658	Ps.	9,418	Ps.	11,623	Ps.	9,296	Ps.	14,655	Ps.	(7,131)
________________________
(1)
Figures presented in this table differ from those presented in the tables titled “Composition of Tax Revenues” because they were calculated using different methodologies and because they are published after the figures in the “Composition of Tax Revenues” table and thus reflect updated information.

(2)	Includes sale of goods and services of the public administration, operational revenues, transfers from the Central Bank, current transfers and other transfers.
(3)	Excludes revenues from privatization.
(4)
The Government pays for certain of its expenditures by issuing bonds known as Bocones.  Bocones constitute bonds to be paid in the future rather than cash payments, and are therefore not included under cash basis expenditures.  The amount of such Bocones issued in 2004, 2005, 2006, 2007 and 2008 was Ps.624.8 million, Ps.2.2 billion, Ps.3.5 billion, Ps.3.1 billion and Ps.2.6 billion, respectively.  For a description of these security arrangements, see “—Debt Management Following the 2001 Debt Crisis.”

(5)	Includes transfers to the private sector (including subsidies), to the public sector (e.g., transfers to universities), to the Heads of Households Program and to state-owned companies.
(6)	For 2004, includes only interest payments on debt not subject to the suspension of debt payments. From 2005 to 2008, also includes interest payments on bonds issued pursuant to the 2005 Debt Exchange.
(7)
Figures presented under “Social security” in this table differ from those presented in the table titled “Composition of National Public Expenditures” because they were calculated using different methodologies.

(8)	Revenues for 2008 and 2009 include pension contributions resulting from the Argentine Integrated Pension System.
Source:  Ministry of Economy.

National Public Accounts
(as a percentage of nominal GDP)

	2004	2005	2006	2007	2008(8)	2009(8)
Fiscal revenue
Current revenue:
National Administration taxes(1)	18.7%	19.2%	19.0%	20.1%	21.0%	20.0%
Social security tax(1)	3.3	3.5	3.9	5.5	5.3	6.9
Net operating result from state-owned enterprises	n.m.	n.m.	n.m.	0.0	(0.1)	(0.1)
Other non-tax revenue (2)	1.5	1.0	1.3	1.2	1.4	2.9
Capital revenue(3)	n.m.	n.m.	n.m.	0.0	0.1	0.0
Total fiscal revenues	23.4%	23.7%	24.2%	26.8%	27.7%	29.6%
Primary expenditures(4)
Current expenditures:
National Administration wages	2.1%	2.1%	2.2%	2.3%	2.4%	3.0
Goods and services	0.8	0.9	0.7	0.8	0.8	1.0
Social security(7)	5.1	4.7	4.9	6.2	6.3	7.4
Transfers to provinces	6.8	7.1	6.9	7.2	7.4	7.6
Other transfers(5)	3.4	3.4	3.4	4.3	5.2	5.6
Other expenditures	n.m.	n.m.	n.m.	0.1	0.2	0.2
Capital expenditures	1.3	1.9	2.5	2.7	2.3	3.2
Total primary expenditures	19.6%	20.1%	20.6%	23.6%	24.6%	28.1%

Primary fiscal balance	3.9%	3.7%	3.5%	3.2%	3.1%	1.5%

Interest payments(6)	1.3%	1.9%	1.8%	2.0%	1.7%	2.2%

Privatization proceeds	n.m.	n.m.	n.m.	0.0	0.0	0.0
Overall balance of non-financial public sector	2.6%	1.8%	1.8%	1.1%	1.4%	(0.6%)
________________________
n.m. = not meaningful
(1)
Figures presented in this table differ from those presented in the tables titled “Composition of Tax Revenues” because they were calculated using different methodologies and because they are published after the figures in the “Composition of Tax Revenues” table and thus reflect updated information.

(2)	Includes sale of goods and services of the public administration, operational revenues, transfers from the Central Bank, current transfers and other transfers.
(3)	Excludes revenues from privatization.
(4)
The Government pays for certain of its expenditures by issuing bonds known as Bocones.  Bocones constitute bonds to be paid in the future rather than cash payments, and are therefore not included under cash basis expenditures.  The amount of such Bocones issued in 2004, 2005, 2006, 2007 and 2008 was Ps.624.8 million, Ps.2.2 billion, Ps.3.5 billion, Ps.3.1 billion and Ps.2.6 billion, respectively. For a description of these security arrangements, see “—Debt Management Following the 2001 Debt Crisis.”

(5)	Includes transfers to the private sector (including subsidies), to the public sector (e.g., transfers to universities), to the Heads of Households Program and to state-owned companies.
(6)
For 2004, it includes only interest payments on debt not subject to the suspension of debt payments.  From 2005 to 2008, it also includes interest payments on bonds issued pursuant to the 2005 Debt Exchange.

(7)
Figures presented under “Social security” in this table differ from those presented in the table titled “Composition of National Public Expenditures” because they were calculated using different methodologies.

(8)	Revenues for 2008 and 2009 include pension contributions resulting from the Argentine Integrated Pension System.
Source:  Ministry of Economy.

The figures in the discussion of fiscal results below are those presented in the immediately preceding tables, with the exception of figures for revenues from social security taxes, value-added taxes (VAT), income taxes, taxes on goods and services and fuel taxes, all of which refer to figures presented in the table titled “Composition of Tax Revenues” presented in “—Tax Regime.”

Fiscal Result of 2004, as Compared to Fiscal Result of 2003

Primary fiscal balance.  The Government’s finances continued to improve during 2004, with the primary surplus increasing by a total of Ps.8.6 billion, or 99.8%, to Ps.17.3 billion from Ps.8.7 billion in 2003, primarily as a result of a 36.0% increase in fiscal revenues, which was partly offset by a 27.9% increase in primary expenditures.

Fiscal revenues.  In 2004, fiscal revenues (excluding proceeds from privatizations) increased 36.0% to Ps.104.9 billion, from Ps.77.1 billion in 2003, primarily as a result of an across-the-board increase in tax revenue due to the economic recovery and the Government’s efforts to reduce tax evasion. The increase in fiscal revenue reflected the following results:

•	revenues from income taxes increased 45.7% to Ps.23.6 billion, from Ps.16.2 billion in 2003;

•	VAT collections increased 47.9% to Ps.31 billion, from Ps.21 billion in 2003;

•	revenue from taxes on foreign trade increased 19.7% to Ps.13.6 billion, from Ps.11.4 billion in 2003;

•	revenues from taxes on capital increased 24.4% to Ps.9.5 billion, from Ps.7.6 billion in 2003; and

•	revenues from social security taxes increased 27.9% to Ps.13.6 billion, from Ps.10.6 billion in 2003.

Other non-tax revenues (including results from state-owned enterprises, capital revenues and other non-tax revenues), increased in the aggregate by 44.0% to Ps.6.7 billion, from Ps.4.7 billion in 2003, representing 6.4% of total fiscal revenues in 2004.

Primary expenditures.  In 2004, primary expenditures increased 27.9% to Ps.87.6 billion, from Ps.68.5 billion in 2003, primarily as a result of an across-the-board increase in Government expenditures.  The increase in primary expenditures reflected the following results:

•	transfers to the provinces increased 48.6% to Ps.30.6 billion, from Ps.20.6 billion in 2003, primarily as a result of an overall increase in fiscal revenues;

•
other transfers (including export and private sector subsidies, and transfers to autonomous public entities such as universities) increased 13.4% to Ps.15.2 billion, from Ps.13.4 billion in 2003, primarily as a result of the increase in salaries of university employees, subsidies to Líneas Aéreas Federales S.A. (a national airline created in 2003) and Entidad Binacional Yaciretá (a binational hydroelectric dam built on the border with Paraguay) and transfers to provincial mutual funds;

•
social security outlays increased 17.5% to Ps.22.9 billion, from Ps.19.5 billion in 2003, primarily as a result of the gradual increase in benefits, among others a 10% increase in benefits applicable to monthly incomes up to than Ps.1,000, which was reflected in a minimum benefit of Ps.308;

•
National Administration wages increased 8.8% to Ps.9.5 billion, from Ps.8.7 billion in 2003, primarily as a result of a Ps.150 increase in monthly employees’ salaries of up to Ps.1,000, and an increase in wages of defense employees, pursuant to a plan to improve defense and justice services (Plan Estratégico de Justicia y Seguridad); and

•	capital expenditures increased 81.5% to Ps.5.8 billion, from Ps.3.2 billion in 2003, primarily as a result of a direct Government investment intended to promote economic activity.

Overall fiscal balance.  In 2004, the Government achieved an overall fiscal surplus of Ps.11.7 billion, compared to a Ps.1.8 billion surplus in 2003, primarily as a result of the increase in the Government’s primary balance.  Interest expense on the Government’s debt decreased 17.1% to Ps.5.7 billion, although the total amount of interest payments was still 43.9% lower than at the peak of the fiscal crisis in 2001.  This decrease was primarily a result of the Government’s continued suspension of debt payments on a substantial portion of its debt.  There were no significant revenues from privatizations in 2004.

Fiscal Result of 2005, as Compared to Fiscal Result of 2004

Primary fiscal balance.  The Government’s finances continued to improve during 2005, with the primary surplus increasing by a total of Ps.2.3 billion, or 13.2%, to Ps.19.6 billion from Ps.17.3 billion in 2004.  This improvement was primarily a result of a 20.4% increase in fiscal revenues, which was offset by a 21.8% increase in primary expenditures.

Fiscal revenues.  In 2005, fiscal revenues (excluding proceeds from privatizations) increased 20.4% to Ps.126.3 billion, from Ps.104.9 billion in 2004.  This growth was primarily a result of an across-the-board increase in tax revenue due to the economic recovery and the Government’s efforts to reduce tax evasion.  The increase in fiscal revenue reflected the following results:

•	revenues from income taxes increased 24.0% to Ps.29.2 billion, from Ps.23.6 billion in 2004;

•	revenues from VAT taxes increased 19.0% to Ps.36.8 billion, from Ps.30.9 billion in 2004;

•	revenue from taxes on foreign trade increased 19.7% to Ps.16.3 billion, from Ps.13.6 billion in 2004;

•	revenues from taxes on capital increased 20.2% to Ps.11.4 billion, from Ps.9.5 billion in 2004; and

•	revenues from social security taxes increased 28% to Ps.17.4 billion, from Ps.13.6 billion in 2004.

Other non-tax revenues (including sales of goods and services by the public administration, revenues from operations, revenues from properties, current transfers and other non-tax revenues), decreased in the aggregate by 19.0% to Ps.5.5 billion, from Ps.6.7 billion in 2004, representing 4.3% of total fiscal revenues in 2005, primarily as a consequence of decreases in revenues from properties and other non-tax revenues.

Primary expenditures.  In 2005, primary expenditures increased 21.8% to Ps.106.7 billion, from Ps.87.6 billion in 2004, primarily as a result of an across-the-board increase in Government expenditures.  The increase in primary expenditures reflected the following results:

•	transfers to the provinces increased 23.4% to Ps.37.7 billion, from Ps.30.6 billion in 2004, primarily as a result of an overall increase in fiscal revenues;

•
other transfers (including export and private sector subsidies, and transfers to autonomous public entities such as universities) increased 17.3% to Ps.17.9 billion, from Ps.15.2 billion in 2004, primarily as a result of the Government’s policy of price control of certain goods and services, among others, the fares applicable to trains, subways and buses (for which the Government granted subsidies to providers), and the increase in salaries of university employees;

•
social security outlays increased 8.9% to Ps.24.9 billion, from Ps.22.9 billion in 2004, primarily as a result of the adjustment of the purchasing power of benefits for retired personnel, increasing the minimum benefit to Ps.350 per month and creating an additional subsidy of Ps.40;

•
National Administration wages increased 19.2% to Ps.11.3 billion, from Ps.9.5 billion in 2004, primarily as a result of the adjustment of public employees’ salaries, which included a 20% increase in such salaries implemented in 2005; and

•	capital expenditures increased 72.7% to Ps.10.0 billion, from Ps.5.8 billion in 2004, primarily as a result of direct Government investment intended to promote economic activity.

Overall fiscal balance.  In 2005, the Government achieved an overall fiscal surplus that totaled Ps.9.4 billion, compared to a Ps.11.7 billion surplus in 2004.  The decrease in the surplus was primarily a result of the increase in the Government’s interest expense, which increased 79.6% to Ps.10.2 billion.  There were no significant revenues from privatizations in 2005.

Fiscal Result of 2006, as Compared to Fiscal Result of 2005

Primary fiscal balance.  The Government’s finances continued to improve during 2006, with the primary surplus increasing by a total of Ps.3.5 billion, or 18.0%, to Ps.23.2 billion from Ps.19.6 billion in 2005.  This improvement was primarily a result of a 25.3% increase in fiscal revenues, which was offset by a 26.6% increase in primary expenditures.

Fiscal revenues.  In 2006, fiscal revenues (excluding proceeds from privatizations) increased 25.3% to Ps.158.2 billion, from Ps.126.3 billion in 2005.  This increase was primarily a result of an across-the-board increase in tax revenue due to the economic recovery, an increases in consumption and employment rates, which increased revenues from VAT and income taxes, and from higher prices for Argentina’s export products, which increased revenues from export taxes.  The increase in fiscal revenue reflected the following results:

•	revenues from income taxes increased 19.0% to Ps.34.8 billion, from Ps.29.2 billion in 2005;

•	revenues from VAT taxes increased 27.8% to Ps.47.1 billion, from Ps.36.8 billion in 2005;

•	revenue from taxes on foreign trade increased 23.0% to Ps.20.1 billion, from Ps.16.3 billion in 2005;

•	revenues from taxes on capital increased 22.4% to Ps.14.0 billion, from Ps.11.4 billion in 2005; and

•	revenues from social security taxes increased 42.2% to Ps.24.7 billion, from Ps.17.4 billion in 2005.

Other non-tax revenues (including results from state-owned enterprises, capital revenues and other non-tax revenues), increased in the aggregate by 53.5% to Ps.8.4 billion, from Ps.5.5 billion in 2005, representing 5.3% of total fiscal revenues in 2006.

Primary expenditures.  In 2006, primary expenditures increased 26.6% to Ps.135.1 billion, from Ps.106.7 billion in 2005, primarily as a result of an across-the-board increase in Government expenditures.  The increase in primary expenditures reflected the following results:

•	transfers to the provinces increased 19.4% to Ps.45.0 billion, from Ps.37.7 billion in 2005, primarily as a result of an overall increase in fiscal revenues;

•
other transfers (including export and private sector subsidies, and transfers to autonomous public entities such as universities) increased 22.8% to Ps.22.0 billion, from Ps.17.9 billion in 2005, primarily as a result of the Government’s policy of price control of certain goods and services, among others, the fares applicable to trains, subways and buses;

•
social security outlays increased 29.3% to Ps.32.2 billion, from Ps.24.9 billion in 2005, primarily as a result of the adjustment of the purchasing power of benefits for retired personnel, increasing the minimum benefit to Ps.470 per month and an across-the-board increase of 11% to all public sector pensioners;

•
National Administration wages increased 26.3% to Ps.14.3 billion, from Ps.11.3 billion in 2005, primarily as a result of the adjustment of public employees’ salaries, which included a 19% increase in such salaries implemented in 2006 in two steps: a 10% increase beginning in on June 1, 2006 and a further 9% increase beginning on August 1, 2006.  There were 296,689 national public sector employees as of December 31, 2006; and

•	capital expenditures increased 64.5% to Ps.16.5 billion, from Ps.10.0 billion in 2005, primarily as a result of direct Government investment intended to promote economic activity.

Overall fiscal balance.  In 2006, the Government achieved an overall fiscal surplus that totaled Ps.11.6 billion, compared to a Ps.9.4 billion surplus in 2005, primarily as a result of the decrease in the Government’s interest expense. There were no significant revenues from privatizations in 2006.

Fiscal Result of 2007, as Compared to Fiscal Result of 2006

Primary fiscal balance.  The Government’s finances continued to improve during 2007, with the primary surplus increasing 10.8% to Ps.25.7 billion from Ps.23.2 billion in 2006.  This improvement was primarily a result of a 38.0% increase in fiscal revenues, which was offset by a 43.0% increase in primary expenditures. The primary fiscal surplus met the goals established in the budget in both nominal terms and as a percentage of nominal GDP.

Nevertheless, as a result of the faster growth in primary expenditures, as compared to that of total fiscal revenues, the primary surplus decreased from 3.5% of nominal GDP in 2006 to 3.2% of nominal GDP in 2007.

Fiscal revenues.  In 2007, fiscal revenues (excluding proceeds from privatizations) increased 38.0% to Ps.217.7 billion, from Ps.158.2 billion in 2006. This increase was mainly driven by “traditional taxes,” including:

•	an increase in revenues from VAT, which accounted for 26.2% of the total increase;

•	an increase in revenues from income tax, which accounted for 15.9% of the total increase; and

•	an increase in revenues from social security tax, which accounted for 32.1% of the total increase.

Traditional taxes represented 82.9% in the aggregate of the total fiscal revenues in 2007.  Revenue from taxes on foreign trade increased 37.8% to Ps.27.7 billion during 2007, from Ps.20.1 billion in 2006, representing 12.7% of total fiscal revenues.  During 2007, the level of tax collections continued to improve as a result of strong economic growth and the increased efficiency of the tax collection system.  In 2007, Argentina collected Ps.202.0 billion in taxes.

Primary expenditures.  In 2007, primary expenditures (excluding interest payments) of the National Public Sector increased 42.2% to Ps.192.0 billion. The increase in primary expenditures reflected the following results:

•
other transfers (including export and private sector subsidies, and transfers to autonomous public entities such as universities) increased 58.2% to Ps.34.7 billion, from Ps.22.0 billion in 2006, mainly as a result of the Government’s policy of subsidizing and controlling the price of certain goods and services, including, among others, energy tariffs and the fares applicable to trains, subways and buses;

•
social security outlays increased 56.8% to Ps.50.5 billion, from Ps.32.2 billion in 2006, mainly as a result of the influx of 1.4 million new beneficiaries into the public pension system, and successive raises in pension incomes;

•
National Administration wages increased 30.0% to Ps.18.6 billion, from Ps.14.3 billion in 2006, mainly as a result of the adjustment of public employees’ salaries, which included a 16.5% increase in such salaries implemented in two steps: a 10% increase beginning on June 1, 2007, and a further 6.5% increase beginning on August 1, 2007.  Additionally, there was a wage increase for members of the security forces, the legislative and judicial branches of the Government and scientists and researchers, among others.  As of December 31, 2007, there were 312,040 national public sector employees, representing a 5.2% increase compared to 2006; and

•	capital expenditures increased 33.2% to Ps.21.9 billion, from Ps.16.5 billion in 2006, mainly as a result of direct Government investment intended to promote economic activity.

In 2007, subsidies to the energy, transportation, the agricultural and other private sectors represented 7.6% of the primary expenditures of the National Public Sector, which increased 125.0% in nominal terms from Ps.6.5 billion in 2006 to Ps.14.6 billion in 2007.

Overall fiscal balance. Due to the increase in fiscal revenues in 2007, the overall fiscal surplus met the goals established in the budget in both nominal terms and as a percentage of nominal GDP:

•	the budgetary target for the overall fiscal surplus was Ps.7.1 billion. The overall fiscal surplus exceeded this goal by reaching Ps.9.3 billion; and

•	the budgetary target for the overall fiscal surplus as a percentage of nominal GDP was 1.0%. This target was met.

Fiscal Result of 2008, as Compared to Fiscal Result of 2007

Primary fiscal balance.  The Government’s finances continued to improve during 2008, with the primary surplus increasing 26.7% to Ps.32.5 billion from Ps.25.7 billion in 2007.  This improvement was primarily a result of a 31.5% increase in fiscal revenues, which was partially offset by a 32.1% increase in primary expenditures. The primary fiscal surplus met the goals established in the budget in both nominal terms and as a percentage of nominal GDP.

Nevertheless, as a result of the faster growth in primary expenditures, as compared to that of total fiscal revenues, the primary surplus decreased from 3.2% of nominal GDP in 2007 to 3.1% of nominal GDP in 2008.

Fiscal revenues.  In 2008, fiscal revenues increased 31.5% to Ps.286.2 billion, from Ps.217.7 billion in 2007.  This increase was mainly driven by “traditional taxes,” which accounted for 63.8% of the total increase.  In particular, social security contributions experienced a significant change, increasing 43.6%.  The increase in fiscal revenues includes:

•	an increase in revenues from VAT, which accounted for 25.6% of the total increase;

•	an increase in revenues from social security tax, which accounted for 23.3% of the total increase; and

•	an increase in revenues from income tax, which accounted for 15.3% of the total increase.

Traditional taxes represented 79.6% in the aggregate of the total fiscal revenues in 2008.  Revenue from taxes on foreign trade increased 63.7% to Ps.45.3 billion during 2008, from Ps.27.7 billion in 2007, representing 15.8% of total fiscal revenues.  During 2008, the level of tax collections continued to improve as a result of strong economic growth and the increased efficiency of the tax collection system.

Other non-tax revenue increased 51.6% from Ps. 9.7 billion in 2007 to Ps.14.6 billion in 2008, primarily due to a higher transfer of profits (utilidades) from the Central Bank, which rose from Ps.1.1 billion in 2007 to Ps.4.4 billion in 2008.

Primary expenditures.  In 2008, primary expenditures (excluding interest payments) of the National Public Sector increased 32.1% to Ps.253.7 billion.  The increase in primary expenditures reflected the following results:

•
other transfers (including export and private sector subsidies and transfers to autonomous public entities such as universities) increased 56.0% to Ps.54.2 billion in 2008 from Ps.34.7 billion in 2007, mainly as a result of the Government’s policy of subsidizing certain sectors, including the energy, transportation and agricultural sectors;

•
social security outlays increased 27.9% to Ps.64.6 billion in 2008 from Ps.50.5 billion in 2007, mainly as a result of a 10% increase in new beneficiaries in the public pension system and successive raises in pension incomes;

•
National Administration wages increased 32.6% to Ps.24.7 billion in 2008 from Ps.18.6 billion in 2007, mainly as a result of the adjustment of public employees’ salaries, which increased 10% as of June 1, 2008, and 9.5% as of August 1, 2008.   As of December 31, 2008, there were 330,572 national public sector employees, representing a 5.9% increase as compared to 2007.

•
Capital expenditures increased 7.5% to Ps.23.6 billion, from Ps.21.9 billion in 2007, mainly as a result of direct Government investment intended to promote economic activity, including investments to improve and build new roads.

In 2008, subsidies to the energy, transportation, agricultural and other private sectors represented 12.1% of the primary expenditures of the National Public Sector, an increase from 7.6% in 2007.  This represented an increase of 111.1% in nominal terms from Ps.14.6 billion in 2007 to Ps.30.9 billion in 2008.

In the final months of 2008, the Government approved increases in the fees charged for certain public services, including fees in the transportation and energy sectors, consistent with its plan to eventually reduce or eliminate subsidies granted to these sectors.  The Government created subsidies in the past, mainly in the transportation, food and energy sectors to compensate producers for losses caused by price controls.  Total expenditures on subsidies will decrease gradually with the reduction and elimination of existing subsidies and price controls.  Nevertheless, it is expected that subsidies will continue to represent a significant expenditure of the National Public Sector in 2009.

Overall fiscal balance. Due to the increase in fiscal revenues in 2008, the overall fiscal surplus met the goals established in the budget in both nominal terms and as a percentage of nominal GDP:

•	the budgetary target for the overall fiscal surplus was Ps.8.3 billion. The overall fiscal surplus exceeded this goal by reaching Ps.14.7 billion; and

•	the budgetary target for the overall fiscal surplus as a percentage of nominal GDP was 0.93%. This target was exceeded as the overall fiscal surplus represented 1.41% of nominal GDP.

Fiscal Result of 2009 as Compared to Fiscal Result of 2008

Primary fiscal balance.  As a response to the impact of the global financial crisis, Argentina, like many other countries, implemented a countercyclical fiscal policy during 2009 in order to mitigate the effects of the shocks of the global financial crisis on the domestic economy. The primary surplus decreased from Ps.32.5 billion in 2008 to Ps.17.3 billion in 2009, representing a decrease of 47.0%.  While total revenues increased 16.2% in 2009, primary expenditures increased by 24.3%.  Increases in wages and pension liabilities throughout 2008 and 2009 resulted in greater expenditures than initially budgeted.  One of the most significant budget increases took place in November 2009.  Emergency Decree No. 1801 authorized increased budgeted expenditures of Ps.24.3 billion.  Revenues also increased in 2009 (and included pension revenues from the Argentine Integrated Pension System), but at a lower rate than expenditures.

Fiscal revenues.  In 2009, fiscal revenues increased 16.2% to Ps.332.7 billion, from Ps.286.2 billion in 2008, showing a deceleration as compared with previous years.  This resulted mainly from the impact of the global financial crisis on the local economy and the drought that undermined the harvest.

This increase was mainly driven by “traditional taxes,” which accounted for 69.9% of the total increase.  The increase in fiscal revenues includes:

•	an increase in revenues from VAT, which accounted for 15.4% of the total increase; and

•	an increase in revenues from social security taxes, which accounted for 49.9% of the total increase.

Traditional taxes represented 74.8% in the aggregate of total fiscal revenues in 2009.  Revenue from taxes on foreign trade decreased by 12.3% from Ps.45.3 billion in 2008 to Ps. 39.7 billion in 2009.  During 2009, the level of tax collection continued to grow but at a lower pace than in previous years as a consequence of the impact of the global financial crisis in domestic activity.

Other non-tax revenues increased from Ps. 14.7 billion to Ps. 32.6 billion, representing a 123% increase in 2009 as compared to 2008. The increase was due to transfers of profits (utilidades) from the Central Bank and the inflow of funds relating to the allocation of Special Drawing Rights (SDRs) by the IMF, that resulted from the G-20 meeting on global economic recovery that occurred in April 2009.

Primary expenditures.  In 2009, primary expenditures (excluding interest payments) of the national public sector increased 24.3% from Ps.253.7 billion to Ps.315.4 billion.  This increase was mainly due to the following:

•
social security outlays increased 29.0% from Ps.64.6 billion in 2008 to Ps. 83.2 in 2009, mainly as a result of two successive raises in pension incomes in March 2009 (11.7%) and September 2009 (7.34%), in line with Law No. 26,417;

•
National Administration wages increased 36.8% to Ps.33.7 billion in 2009 from Ps.24.7 billion in 2008, mainly as a result of the adjustment of public employees’ salaries, which increased 8.0% as of June 1, 2009, and further increased 7.0% as of August 1, 2009.  There is no updated information on the number of employees as of December 2009.  Nevertheless, as of March 31, 2009 there were 333,023 national public sector employees, representing a 4.5% increase compared with the first quarter of 2008.

Capital expenditures increased 52.7% to Ps.35.9 billion, from Ps.23.6 billion in 2008, mainly as a result of direct Government investment intended to promote economic activity, including investments to improve and build new roads.  These investments were consistent with the Government’s active fiscal policy aimed at lessening the negative impact of the global financial crisis on the real economy.

Overall fiscal balance.  Due to a higher increase in total expenditures than in revenues, the overall fiscal balance showed a deficit of Ps. 7.1 billion.

Tax Regime

In Argentina, the legal authority to impose taxes is shared by Congress, the provincial legislatures and, within certain limits, the municipalities.  The precise distribution of the taxing authority, however, is not clearly defined by law.  The Supreme Court of Argentina, in interpreting the Argentine Constitution, has concluded that only the Government may levy taxes on external trade.  The Supreme Court has also defined the federal taxing authority as generally limited to certain indirect taxes and temporary direct taxes that the Government may levy only under exceptional circumstances.  Nonetheless, as a result of fundamental changes in the Argentine economy initially triggered by the global economic crisis of the 1930s, since 1935 the provinces have delegated to the Government most of their taxing authority.  See “—Fiscal Relations with the Provinces.”

Federal taxes must be authorized by an act of Congress, although the executive branch is empowered to issue regulations and decrees necessary to implement congressional legislation.  Argentina does not have a federal revenue code; instead, separate laws, which are amended frequently, govern different categories of taxes.  The Ministry of Economy is responsible for the collection of fiscal revenues.  The Ministry of Economy carries out this task mainly through the Dirección General Impositiva (the General Directorate of Taxes), a division of the AFIP, the agency that administers the Government’s tax collection and customs.

Composition of Tax Revenues

The Government levies the following taxes:

•	VAT on goods and services;

•	income taxes;

•	social security taxes;

•	taxes on foreign trade;

•	taxes on capital (including the tax on financial transactions);

•	fuel taxes; and

•	other taxes (such as consumption taxes).

Traditionally, the Government has derived most of its revenue from VAT, income taxes and social security contributions.  Since 2002, import and export taxes and taxes on capital have become a more significant source of revenue for the Government, as the Government has introduced various taxes in each category.

Income taxes have replaced social security contributions as the second most important source of Government revenue since 1999.  Revenues from income taxes have increased sharply each year from 2004 through 2008, primarily as a result of the economic recovery.

Tax revenues for the year ended December 31, 2008, were Ps.272.1 billion representing a 34.6% increase, as compared to 2007.  In 2008, the increased tax revenues in this period were primarily driven by the growth in private consumption and the increase in prices, which led to an increase in VAT revenues, the average increase in commodity prices and the depreciation of the peso, which led to an increase in import and export taxes and higher levels of tax collection efficiency.  Of the total growth in tax revenue,

•	VAT revenues represented 25.1% of the total increase;

•	import and export tax revenues represented 25.2% of the total increase;

•	social security taxes revenues represented 22.8% of the total increase; and

•	income tax revenues represented 15.0% of the total increase.

Tax revenues amounted to Ps.303.7 billion in 2009, an increase of 11.6% compared to 2008.  This trend reflected a lower growth rate than in the 2004-2008 period, during which the average annual growth rate was 30.0%.  This decrease was mainly due to the effects of the global financial crisis on external trade and its spillover effect on tax revenues.

During this period:

•
VAT increased only 8.9% as a result of a 21.8% increase in the national tax bureau VAT that grew at a slower pace than in the same period in 2008, and a 16.8% fall in customs VAT primarily as a result of the contraction of imports.

•
Income tax increased 1.5% fueled by the performance of the domestic economy, the elimination of the scale of declining deductions for tax calculation purposes for individuals and changes in contributions to the social security system for employees.

•	Duties on foreign trade reflected the impact of the global financial crisis on the volumes and prices of the main taxable assets, showing a decrease of 12.3% as compared to the same period in 2008.

•
Offsetting the trend exhibited by these tax revenues, social security revenues increased by 44.1%, mainly as a result of the increase in taxable wages and as a result of the Argentine Integrated Pension System.

The following tables set forth the composition of the Government’s tax revenues for the periods specified.

Composition of Tax Revenues
(in millions of pesos)

	2004		2005		2006		2007		2008		2009(3)
VAT	Ps.	30,977	Ps.	36,853	Ps.	47,104	Ps.	62,669	Ps.	80,229	Ps.	87,386
Other taxes on goods and services		4,104		4,742		5,548		6,373		7,507		9,540
Social security taxes		13,599		17,400		24,747		36,606		52,565		75,743
Taxes on income		23,560		29,203		34,764		44,226		54,722		55,552
Corporate income tax		16,309		19,602		22,911		29,145		33,923	n.a
Personal income tax		6,163		8,192		9,987		12,777		17,624	n.a
Others		1,088		1,409		1,866		2,304		3,176	n.a
Import and export taxes		13,642		16,328		20,089		27,679		45,306		39,741
Taxes on capital(1)		9,515		11,439		13,996		18,011		23,384		25,056
Fuel taxes		5,380		6,019		6,574		7,469		9,701		11,593
Others		693		877		1,399		1,102		1,593		1,550
Gross total(2)		101,469		122,861		154,220		204,134		275,007		306,162
Drawbacks		(1,564)		(1,885)		(1,965)		(1,913)		(2,894)		(2,451)

Net total	Ps.	99,905	Ps.	120,976	Ps.	152,255	Ps.	202,221	Ps.	272,113	Ps.	303,711
________________________
(1)	Includes the tax on financial transactions, which generated revenues of Ps.7.7 billion in 2004, Ps.9.4 billion in 2005, Ps.11.7 billion in 2006, Ps.15.1 billion in 2007 and Ps.19.5 billion in 2008.
(2)	Drawbacks are included in the gross total.
(3)	Preliminary figures.
n.a =not available
Source:  Ministry of Economy.

Composition of Tax Revenues
(as a percentage of total Government fiscal revenues)

	2004	2005	2006	2007	2008	2009(3)
VAT	31.0%	30.5%	30.9%	31.0%	29.5%	28.8%
Other taxes on goods and services	4.1	3.9	3.6	3.2	2.8	3.1
Social security taxes	13.6	14.4	16.3	18.1	19.3	24.9
Taxes on income	23.6	24.1	22.8	21.9	20.1	18.3
Corporate income tax	16.3	16.2	15.0	14.4	12.5	n.a
Personal income tax	6.2	6.8	6.6	6.3	6.5	n.a
Others	1.1	1.2	1.2	1.1	1.2	n.a
Import and export taxes	13.7	13.5	13.2	13.7	16.6	13.1
Taxes on capital(1)	9.5	9.5	9.2	8.9	8.6	8.2
Fuel taxes	5.4	5.0	4.3	3.7	3.6	3.8
Others	0.7	0.7	0.9	0.5	0.6	0.5
Gross total(2)	101.6	101.6	101.3	100.9	101.1	100.8
Drawbacks	(1.6)	(1.6)	(1.3)	(0.9)	(1.1)	(0.8)
Net total	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
________________________
(1)	Includes the tax on financial transactions, which generated revenues of Ps.7.7 billion in 2004, Ps.9.4 billion in 2005, Ps.11.7 billion in 2006, Ps.15.1 billion in 2007 and Ps.19.5 billion in 2008.
(2)	Drawbacks are included in the gross total.
(3)	Preliminary figures.
n.a =not available
Source:  Ministry of Economy.

The information below is a brief description of the principal taxes levied by the Government, except for social security taxes.  For a description of social security taxes see “—Social Security.”

Value Added Tax

The Value Added Tax (VAT) is a tax levied on the sales of goods and services within Argentina, and the rendering of services abroad when the effective use of those services takes place in Argentina and the user is registered as a VAT taxable person.

As of the date of this annual report, the standard VAT rate is 21%.  An increased rate of 27% applies to the provision of gas, electricity, water, sewage, and telecommunications services for non-residential purposes.  A reduced rate of 10.5% applies in certain cases, including, among others, housing projects, the sale of livestock and other agricultural products, the sale of capital goods and certain financial revenues and expenses.

VAT revenues increased 28.0% in 2008, as compared to 2007, mainly due to the growth in private consumption, the increase of prices and higher levels of tax collection efficiency.  During 2009, VAT revenues registered only an 8.9% increase as compared to 2008, primarily as a result of the economic slowdown and the impact of the global financial crisis.

Other Taxes on Goods and Services

The Government also levies a variety of taxes on the consumption of certain goods and services. The following table sets forth a sample of the tax rates applicable to certain products.

Composition of Taxes on Goods and Services

Product	Rate (%)
Tobacco products	16 – 60
Alcoholic beverages	8 – 20
Non-alcoholic beverages (including extracts, concentrates and mineral water)	4 – 8
Luxury items	20
Recreational sporting equipment (including private planes and yachts)	4 – 8
Electronic products	17
Cars, engines and motorcycles	5-10
________________________
Source:  Ministry of Economy.

Taxes on Income

Argentine legal residents and corporations domiciled in Argentina are subject to income tax on their worldwide income.  Nonresidents are subject to tax only on income from Argentine sources.

The income of national, provincial or local authorities, as well as non-profit organizations (including cooperatives, religious institutions and foundations) is not subject to income tax.  The Government also provides tax exemptions or incentives for projects carried out in certain locations, such as Tierra del Fuego, and for certain economic activities, such as public transportation and garbage collection.

There are three categories of taxes on income in Argentina:

•
Impuesto a las ganancias (income tax).  For resident individuals, the rate of this tax varies according to income level, ranging from 9% to 35% (the latter applying to annual net income exceeding Ps.120,000).  For non-resident individuals and for all business entities, the rate is 35%.  Alternatively, individuals whose annual income (or whose employers’ annual income) is less than a statutorily provided limit may opt to pay a monotributo (single-presumptive tax), which is a fixed amount calculated on the basis of employment categories.

•
Gravamen de emergencia sobre premios de determinados juegos de sorteos y concursos deportivos (emergency tax on lotteries and gaming proceeds).  The rate of this tax is 31% and it is levied on winnings from lotteries and games of Ps.1,200 or greater.

•
Impuesto a la Ganancia Mínima Presunta (presumptive minimum income tax).  Subject to certain exceptions, a 1% tax is levied on the value of certain assets held by businesses and other entities at the end of each fiscal year.  Amounts paid on the income tax are deductible from this tax.

Of these three categories, the income tax is the most significant source of Government revenue, accounting on average for 22.5% of total tax revenues from 2004 through 2008.  In 2009, the income tax accounted for 18.3% of total tax revenues.

Taxes on Foreign Trade

Taxes on foreign trade consist of export and import taxes.  Import taxes are levied on goods and services imported into Argentina for consumption.  They are assessed either ad valorem (i.e., on the actual value of the good or service) or based on CIF official prices (i.e., the cost of the good or service, plus insurance and freight to the destination), whichever is higher.  Rates for import taxes range from 0% to 20% for most goods and services, except for taxes applied to the “vehicle and transport” sector, where the maximum rate is 35%.  Certain products, such as textiles, footwear and toys, are exempt from import taxes.  An additional tax applies to imports from non-Mercosur countries.

Export taxes were introduced in 2002.  The standard export tax rate for most products ranges from 5% to 20%, with an additional rate of 3.5% to 5% for certain products based on the FOB value of the product.  Export taxes have become an important source of revenue for the Government since 2003, primarily as a result of the high international prices for commodities and the devaluation of the peso, which have increased the competitiveness and value of Argentina’s U.S. dollar exports in pesos.  Set forth below are the export tax rates that were in effect as of September 30, 2009:

•	exports of crude oil and fuels:

if the international price per barrel is between U.S.$45 and U.S.$60.90 for crude oil and between U.S.$78 and U.S.$113 for fuel, the export tax applicable is 45%; and

if the international prices are higher than U.S.$60.9 for crude oil and U.S.$113 for fuel, the export tax is calculated according to the following formula:

where D is export tax, PI is international price and VC is price cut (maximum net amount that exporter can be paid);

•	35% on exports of oilseeds from soy;

•	32% on exports of oilseeds from sunflowers;

•	30% on exports of sunflower oils and other products derived from sunflowers;

•	32% on exports of soy oils and other products derived from soy;

•	5%-10% on exports of certain regional products such as fruits, honey, rice and vegetables;

•	0% on exports of dairy products;

•	15% on exports of meat, hides and skins;

•	100% on exports of natural gas; and

•	5% on all other exports.

Import and export tax revenues increased 63.7% in 2008 as compared to 2007 as a result of the average increase in commodity prices in 2008 and the depreciation of the peso in 2008.

During 2009, import and export taxes decreased 12.3% from Ps. 45.3 billion in 2008 to Ps. 39.7 billion in 2009, as a result of a decrease in commodity prices and export volumes together with a reduction in local economic activity.  This decrease was partially offset by an increase in the average nominal exchange rate (from Ps. 3.16 in 2008 to Ps. 3.73 per U.S.$1.00 in 2009), changes in the payment system applicable to the main agricultural products and changes in the composition of exports (with a higher share of exports consisting of products subject to higher tax rates).

In 2007, export taxes on agricultural products (including processed agricultural products) accounted for 44.6%, and export taxes on fuel products accounted for 16.2%, of all export tax revenues.  In 2008, export taxes on agricultural products (including processed agricultural products) accounted for 41.2%, and export taxes on fuel products accounted for 29.0%, of all export tax revenues.  The decline of export taxes on agricultural products as a percentage of total export tax revenues was primarily a result of the decrease in commodities prices in the third quarter of 2008 and a decrease of export volumes mainly due to farmer protests.  The increase of export taxes on fuel as a percentage of total export tax revenues was mainly a result of the increase in the applicable tax rate in November 2007 and the average increase of fuel prices in 2008.

The Government raised tax rates on oil, cereal and grain exports in November 2007 and introduced a variable tax on cereal and grain exports, which replaced a fixed-rate tax. These increases generated protests from farmers and the variable tax on cereal and grain export was abolished by Congress in October 2008.  The Government introduced new changes to the marginal rate of the exports tax, aimed to reduce payers’ burden.  See  “The Argentine Economy—Primary Production.”

In the first half of 2008, export taxes on agricultural products represented 41.0% of total export taxes and export taxes on fuel products represented 31.9% of total export taxes.  For the same period in 2009, export taxes on agricultural products represented 36.3% of total export taxes and export taxes on fuel products represented 21.6% of total export taxes.  The share of total export taxes stemming from fuel products was reduced, primarily due to lower oil price that not only affects the taxable amount but also reduces the chargeable tax rate.

Taxes on Capital

Taxes on capital include taxes on the value of personal assets owned by individuals, taxes on the net worth of credit unions, a tax on the sales of real estate and the tax on financial transactions.

The tax on financial transactions was introduced in 2001 and has become an important source of revenue for the Government.  The tax is levied on the full amount of most financial transactions, with certain limited exemptions. The standard tax rate is 0.6% for credits and debits from checking accounts and 1.2% for transfers of funds.  The tax on financial transactions was originally scheduled to expire in December 2004, but Congress extended such date on three occasions.  As a result, the tax on financial transactions will be in force until December 31, 2011.

Taxes on Fuels

The Government levies taxes on the sale of various fuels, including liquid fuels, such as gasoline and diesel, and compressed natural gas.  The tax on the sale of liquid fuels is generally levied on importers, refineries and distributors and ranges from 19% to 70% of the net sales price depending on the type of fuel. The tax on compressed natural gas is levied on distributors at a rate of 16% of the sales price paid by the end consumer.

Tax Enforcement

Argentina historically has had a low rate of tax collection.  The Government has taken steps to improve its level of tax collection since 2003.  The main programs introduced by the Government to improve tax collection efficiency are described below.

Anti-Evasion Program

Phase I of Plan Antievasión (Anti-evasion Program) was approved by Congress in October and December 2003 and seeks to improve tax collections through the following measures:

•
Facilitating prosecutions and increasing sanctions.  Phase I of the Anti-evasion Program increased sanctions and facilitated prosecutions for tax evasion. For instance, Phase I increased the sanctions for providing false information on sales prices.

•	Enhancing the AFIP’s monitoring powers. Phase I increased the AFIP’s enforcement powers by enhancing its monitoring functions. To this effect, it introduced several measures, including the following:

-	a “risk registry” to track the tax-compliance profile of taxpayers;

-	procedures for the use of certain financial instruments that facilitate tax evasion;

-	mandatory inquiries via the Internet to verify the veracity of invoices; and

-	an increase in the AFIP’s auditing functions.

Phase II of the Anti-evasion Program was approved by Congress in June 2005.  It focuses on increasing the AFIP’s monitoring functions over unregistered employment, unregistered economic transactions, violation of intellectual property rights and the reduction of the term of investigative and recovery proceedings.  To this effect, it introduced several measures, including the following:

•	the amendment of the Customs Code of Argentina, increasing the penalties for smuggling and prohibiting imports or exports of counterfeited goods;

•
the implementation of a consumer billing control system, which includes the creation of the “control inspector,” a public official who can act as a consumer and, in case of not receiving a proper bill, impose a fine of Ps.300 to Ps.30,000 and temporarily close the store for a period of three to 10 days; and

•	the clarification of certain rules relating to social security contributions, including the deductibility for income tax purposes of salaries paid to housemaids and servants.

Tax Regularization and Capital Repatriation Program

On December 18, 2008, Congress enacted a law that established a tax regularization and capital repatriation program.  The law includes incentives for:

•	the regularization and repatriation of funds held overseas;

•	the regularization of funds held domestically;

•	the regularization of unregistered labor relationships; and

•	the hiring and registering of new employees.

The incentives, subject to compliance with certain conditions, include:

•
reduction of applicable tax rates on repatriated or local non-declared funds to a range of 1% to 8% (from an otherwise applicable rate of approximately 35%).  In addition, part of the funds that are repatriated will be exempted from the non-remunerated deposit requirement on certain capital inflows of foreign currency imposed in June 2005;

•
elimination of fines and penalties and partial debt forgiveness for taxpayers who regularize their tax debts for fiscal periods prior to December 31, 2007, including the possibility of paying the debt in 120 monthly installments;

•	reduction of employees’ social security contributions payable by employers for the first 24 months counting as of the date the new employee is hired or regularized; and

•
elimination of fines, penalties and partial debt forgiveness for the regularization of up to 10 unregistered employees, and the elimination of fines and partial debt forgiveness for the regularization of a number of 10 to 15 employees.

The regularization of unregistered labor relationships was to be in force through August 31, 2009, but was extended for 180 days.  The other programs were valid through August 31, 2009.

Fiscal Regularization Program

On December 15, 2009, the Government announced a fiscal regularization program with respect to tax, social security and customs related payments that were due between January 1, 2008 and October 31, 2009.  The fiscal regularization program will be in force until February 28, 2010.

Composition of Public Expenditures

Public sector expenditures include general administrative expenses, debt service payments, investments in public infrastructure and services, expenditures related to defense and security, administrative expenses of the judiciary and social program expenditures.

The following table sets forth the National Administration’s public expenditures for the periods specified, calculated using an accrual method, which computes revenues and expenditures in the periods in which they are accrued, regardless of the period in which cash flows take place.  This method differs from the cash-basis we use to calculate national public accounts.  See “Scope and Methodology.”

Composition of National Public Expenditures(1)
(in millions of pesos)

	2004		2005		2006		2007		2008
General administration	Ps.	3,824	Ps.	4,309	Ps.	4,765	Ps.	4,579	Ps.	5,936
Defense and security		5,201		5,958		7,066		8,673		10,822
Justice		1,058		1,331		1,644		2,045		2,825
Social programs		43,647		52,777		66,361		85,397		110,117
Social security(3)		26,098		30,565		38,235		56,570		74,033
Culture, education, science and technology		5,089		6,657		9,355		13,448		16,439
Health		2,624		2,830		3,572		5,074		6,724
Housing		1,431		3,457		4,966		4,217		5,703
Social welfare		4,494		5,684		7,084		3,452		4,660
Labor		3,911		3,583		3,148		2,636		2,558
Public expenditures on economic infrastructure		6,005		11,830		15,797		24,474		41,604
Public debt service(2)		5,888		12,094		12,170		17,253		21,670
Total	Ps.	65,623	Ps.	88,298	Ps.	107,803	Ps.	142,421	Ps.	192,974
________________________
(1)
The budget figures contained in this table do not include amounts budgeted for entities that form part of Argentina’s national non-financial public sector but are not part of the National Administration.

(2)	Based on performing debt.
(3)	Figures presented under “Social security” in this table differ from those presented in the table “National Public Accounts” because they were calculated using different methodologies.
Source:  Ministry of Economy.

Composition of National Public Expenditures(1)
(as a percentage of total Government expenditures)

	2004	2005	2006	2007	2008
General administration	5.8%	4.9%	4.4%	3.2%	3.1%
Defense and security	7.9	6.7	6.6	6.1	5.6
Justice	1.6	1.5	1.5	1.4	1.5
Social programs	66.5	59.8	61.6	60.0	57.1
Social security(3)	39.8	34.6	35.5	39.7	38.4
Culture, education, science and technology	7.8	7.5	8.7	9.4	8.5
Health	4.0	3.2	3.3	3.6	3.5
Housing	2.2	3.9	4.6	3.0	3.0
Social welfare	6.8	6.4	6.6	2.4	2.4
Labor	6.0	4.1	2.9	1.9	1.3
Public expenditures on economic infrastructure	9.2	13.4	14.7	17.2	21.6
Public debt service(2)	9.0	13.7	11.3	12.1	11.2
Total	100.0%	100.0%	100.0%	100.0%	100.0%
________________________
(1)
The budget figures contained in this table do not include amounts budgeted for entities that form part of Argentina’s national non-financial public sector, but are not part of the National Administration.

(2)	Based on performing debt.
(3)	Figures presented under “Social security” in this table differ from those presented in the table titled “National Public Accounts” because they were calculated using different methodologies.
Source:  Ministry of Economy.

Expenditures on Social Programs

The Government devotes a substantial portion of its revenues to social programs.  From 2004 to 2008, social programs expenditures accounted on average for 61.0% of Government expenditures.  These social programs include the social security system, cultural, education, science and technology programs, the health-care system, low-income housing programs, social welfare programs and labor subsidies.  From 2004 to 2008, social security payments alone accounted on average for 37.6% of the Government’s annual expenditures.

Public Infrastructure and Services

From 2004 through 2008, public infrastructure and services expenditures continued to increase as the Government undertook projects to improve Argentina’s aging infrastructure.  The main projects in public infrastructure include the following:

•	construction of railroads and roads;

•	construction and improvements to power lines to transport electricity;

•	extension of gas transportation systems for thermoelectric plants; and

•	construction of water pipelines and drainage.

Public Debt Service

From 2004 to 2008, the servicing of the Government’s public debt represented the third largest portion of the Government’s total expenditures.

Debt service payments as a percentage of total expenditures decreased to 9.0% in 2004.  This decrease was primarily a result of the Government’s suspension of payments on a substantial portion of its public debt.  In 2005, interest payments as a percentage of total expenditures increased to 13.7%, primarily because interest payments were resumed and payments of past due interest were made pursuant to the 2005 Debt Exchange.  In 2006, interest payments as a percentage of total expenditures decreased to 11.3% as a result of the increase in other items of expenditure and the normalization of interest payment pursuant to the 2005 Debt Exchange.  In 2007, interest payments as a percentage of total expenditures increased to 12.1% as a result of higher interest payments on debt.  In 2008, interest payments as a percentage of total expenditures decreased to 11.2% as a result of a decrease in the growth of interest payments.

Defense and Security

In 2004, defense and security expenditures increased to 7.9% of total expenditures.  In 2005, despite a 14.6% increase in absolute terms, defense and security expenditures decreased to 6.7% of total expenditures.  This decrease was primarily due to the significant increase in public expenditures on debt service, resulting from the 2005 Debt Exchange, and on economic infrastructure.  In 2006, government expenditures in defense and security decreased to 6.6% of total expenditures.  In 2007, government expenditures in defense and security decreased to 6.1% of total expenditures.  In 2008, government expenditures in defense and security decreased to 5.6% of total expenditures.

General Administration Expenses

From 2002 to 2004, general administration expenses remained stable as a percentage of total government expenditures, representing an average of 5.6% of total government expenses.

In 2005 and 2006, general administration expenses decreased as a percentage of total government expenditures, primarily as a result of increased expenditures on public debt service after the 2005 Debt Exchange and an increase in expenditures on economic infrastructure.

In 2007, the general administration expenses decreased 3.9%, and general administration expenses as a percentage of total government expenditures decreased from 4.4% in 2006 to 3.2% in 2007.  This decrease was primarily a result of increases in social security and economic infrastructure expenditures as a percentage of total expenditures.

In 2008, general administration expenses as a percentage of total government expenditures slightly decreased from 3.2% in 2007 to 3.1% in 2008.

Infrastructure Development

The Government is committed to improving Argentina’s infrastructure.  Public infrastructure and services expenditures continued to increase as the Government undertook projects to improve Argentina’s aging infrastructure and to stimulate economic growth.

The Government has initiated policies to address problems with the supply of electricity, natural gas, and diesel fuel.  Strong economic growth has rapidly increased energy demand.  In order to address energy shortages the Government has implemented such measures as rationing, introducing daylight savings time and improving the energy efficiency of public buildings.  See “The Argentine Economy—Electricity, Gas and Water.”

Argentina is currently developing infrastructure projects to improve energy and gas production as well as railway transportation.  The financing for such projects comes from a combination of both public and private sources.

Recent initiatives to improve the energy sector include:

•	the construction of Manuel Belgrano and San Martín combined thermoelectric power plants. These projects are close to completion and have a total estimated cost of U.S.$1.3 billion;

•	new investment of Ps.2.3 billion in 2009 in the Petróleo Plus and Refino Programs, which include bioethanol generation;

•
the potential acquisition of four barges by ENARSA, Argentina’s energy corporation.  The barges will provide a flexible source of power to meet demand peaks in designated coastal areas of Argentina.  The estimated cost of this project is U.S.$1.3 billion;

•	the construction of five power plants by ENARSA. The estimated cost of this project is Ps.6.6 billion. In June 2009, the construction of two of these plants began;

•	the construction of a coal power thermoelectric plant in Rio Turbio. The estimated cost of this project is Ps.2.4 billion. The construction of the plant began in November 2008;

•	the re-installation of the Central Pilar power plant located in Córdoba. The estimated cost of this project is approximately Ps.1.8 billion;

•	the construction of Argentina’s northeastern gas pipeline system, which will transport gas extracted from Bolivian wells beginning in 2012. The estimated cost of this project is Ps.5.8 billion;

•	the raising of Yacyreta’s hydropower plant water capacity level to 83 meters above sea level. The estimated cost of this project is Ps.5.6 billion;

•	completing the construction of the Atucha II power plant. The estimated cost of this project is Ps.5.2 billion;

•	projects aimed at improving gas transportation capacity and the generation and transportation of electricity. The estimated cost for these projects is Ps.40.5 billion; and

•	construction of power lines to transport electricity between the northwestern and northeastern provinces. The estimated cost of this project is Ps.4.1 billion.

Recent initiatives to improve transportation include:

•
the proposed construction of the underground Sarmiento Train Line, which is expected to improve train service and alleviate traffic in the city of Buenos Aires and the western part of Conurbano Bonaerense.  The estimated cost of the project is U.S.$10.0 billion;

•	an investment in national and provincial road projects. In 2008, Ps.5.1 billion has been invested in road construction and Ps.1.0 billion has been invested in road maintenance;

•	the construction of a new highway in the city of Rosario. The estimated cost of this project is Ps.3.1 billion;

•	the modernization and improvement of the Roca and San Martín train lines. The estimated cost of the Roca train line project is Ps.4.3 billion and Ps.2.2 billion for the San Martin train line;

•	the modernization of the Trasandino Central train line. The estimated cost of the project is U.S.$3.0 billion; and

•	the construction of a new train line that will connect the city of Buenos Aires and the city of Mendoza. The estimated cost of this project is Ps.10.0 billion.

Other material infrastructure initiatives are:

•	the extension of water pipelines, drainage and paving in several cities in Argentina with an estimated cost of approximately Ps.200 million;

•
the proposed construction of a water purification plant in Paraná de las Palmas, a sewage liquids pretreatment plant and a sewer system for the Riachuelo river with an estimated total cost of Ps.7.2 billion;

•	the construction of 300 schools and kindergarten buildings in the provinces of Buenos Aires, Chaco, Formosa, Santa Fe, Chubut and Misiones with an estimated total cost of Ps.1.5 billion; and

•	the construction of 6,000 houses and the improvement of the water infrastructure in Tartagal in the province of Salta, with an estimated total cost of Ps.2.5 billion.

The Budget

The Chief of the Cabinet of Ministers is responsible for preparing the National Administration’s budget, which must project the National Administration’s fiscal results for the next three succeeding years.  Although the budget is tri-annual, Congress only approves the budget for the following year.  Once a budget is approved, the Government can supply the allocated amounts to the various agencies and to the provinces on a quarterly basis.  The Auditoría General de la Nación (National General Audit Agency) is responsible for supervising budgetary compliance by the National Administration and its agencies.  The Public Sector Financial Administration Law prohibits the Government from borrowing to meet primary deficits, except in the case of national emergencies.

Congress approved the 2009 budget on November 5, 2008 and the 2010 budget on November 12, 2009.  The following table sets forth budgetary assumptions and principal targets for 2009 and 2010.

Principal Budgetary Assumptions for 2009 and 2010

	Actual first nine months of 2009(4)	Projected 2009(5)	Projected 2010(1)
Real GDP growth	0.24%	4.0%	2.5%
Inflation(2)	6.2%	7.2%	6.6%
Average exchange rate(3)	3.70	3.19	3.95
________________________
(1)	The annual projections for 2010 were estimated on the 2010 budget project.
(2)	CPI growth.
(3)	Average peso exchange rate against the U.S. dollar.
(4)	Average of the first nine months of 2009 against the same period of 2008. Inflation represents an annual rate.
(5)	The annual projections for 2009 were estimated on the 2009 budget approved on November 5, 2008.
Source:  Ministry of Economy.

The following table summarizes the Government’s principal fiscal targets for 2009, as contained in the budget approved on November 5, 2008, the results for 2009 and the Government’s principal fiscal targets for 2010, as contained in the 2010 budget.

Principal Fiscal Targets of the Non-Financial Public Sector for 2009 and 2010(1)
(in millions of pesos, except percentages)

	Projected 2009		2009		Projected 2010

Total revenues(2)(4)	Ps.	254,391	Ps.	260,214	Ps.	297,192
Total current revenues		253,546		260,045		296,561
Tax revenues(2)		230,185		227,292		271,502
Other revenues		23,361		32,753		25,059
Total capital revenues		845		169		632
Intra public sector transfer		60,560		59,315		68,847
Primary expenditures(3)(4)		239,070		242,929		268,586
Primary surplus (deficit)(2)(3)		15,321		17,286		28,607
As a percentage of GDP(5)		1.38%		1.54%		2.3%
Interest expenditures		25,397		24,417		28,025
As a percentage of GDP(5)		2.3%		2.2%		2.2%
Overall fiscal balance(2)(3)	Ps.	(10,077)	Ps.	(7,131)	Ps.	582
As a percentage of GDP(5)		(0.9)%		(0.6)%		0.05%
_______________________
(1)	The budget figures contained in this table reflect amounts budgeted for Argentina’s National Administration. These figures do not include co-participation transfers to the provinces.
(2)	Includes projected revenues from the social security system.
(3)
The Government pays for certain of its expenditures by issuing bonds known as Bocones.  Bocones constitute bonds to be paid in the future rather than cash payments, and are therefore not included under cash basis expenditures.  The amount of such Bocones issued in 2004, 2005, 2006, 2007 and 2009 was Ps.624.8 million, Ps.2.2 billion, Ps.3.5 billion, Ps.3.1 billion and Ps.2.6 billion, respectively. For a description of these security arrangements, see “—Debt Management Following the 2001 Debt Crisis.”

(4)	Figures include intra public sector transfers.
(5)	GDP figures are expressed in nominal terms.
Source:  Ministry of Economy.

The Government’s budget and fiscal target for 2010 assume a gradual recovery of economic activity following the world financial crisis. Real GDP is expected to grow 2.5% in 2010. CPI is expected to increase slightly to 6.6% during 2010. In addition, the peso is expected to depreciate in nominal terms against the U.S. dollar, reaching Ps.3.95 per U.S. dollar in 2010.

The Government estimates 16.8% increase in fiscal revenues for 2010, from 22.7% of nominal GDP in 2009 to 23.8% of nominal GDP in 2010.  Current revenues (mainly tax revenues and social security taxes) are expected to account for 99.8% of total fiscal revenues while capital revenues are expected to account for the remaining 0.2%. The increase in fiscal revenues is expected to arise from the improvement in economic activity, larger amounts of exports and imports and the increases in both nominal exchange rate and nominal wages.

The projection for tax revenues and social security taxes show a 17.9% increase in 2010. It is expected that these revenues will reach 21.7% of nominal GDP in 2010 as compared to an estimated 20.5% in 2009. Foreign trade taxes and social security contributions are expected to increase the most in 2010.

Primary expenditures are expected to show a 12.3% increase in 2010, at Ps.268.6 billion. As a percentage of nominal GDP, primary expenditures are expected to remain relatively stable.

Current expenditures are expected to increase from 20.3% of nominal GDP in 2009 to 20.5% of nominal GDP in 2010. Expenditures on wages are expected to increase by 15.4% in 2010, reflecting the full impact of salary increases in 2009. In absolute terms, wages are projected to total Ps.39.1 billion, while reaching 3.1% of nominal GDP. It is expected that social security payments will show the largest increase in 2010. It is expected that other current transfers (including subsidies) will increase by 8.2% in 2010, though representing a decrease from a projected 6.1% in 2009 to 5.9% when measured as a percentage of nominal GDP.

Capital expenditures are expected to remain relatively stable as a percentage of nominal GDP (3.2% in 2010 as compared to a projected 3.3% in 2009). The main projects during 2010 are related to transport infrastructure and social programs.

As a result, the primary surplus in 2010 is expected to show an 86.7% increase as compared to the projections for 2009. As a percentage of nominal GDP, the primary surplus is expected to increase from a projected 1.4% in 2009 to a projected 2.3% in 2010.

Interest payments are projected to remain stable as a percentage of nominal GDP (2.2% in 2010 as compared to 2.3% in 2009). As a result, the overall fiscal balance should improve from a projected deficit of 0.9% of nominal GDP in 2009 to a projected surplus of 0.05% of nominal GDP in 2010.

Regarding exclusively the National Administration, interest payments are projected to reach Ps.26.5 billion (2.1% of nominal GDP), an 8.5% increase as compared to the Ps.24.5 billion due in 2009. Most of these interest services correspond to bonds (Bonar and Boden), debt issued in the 2005 Debt Exchange and new issuances of debt. Principal payments, on the other hand, are expected to reach Ps.122.6 billion (9.8% of nominal GDP), a 33.0% increase as compared to maturities throughout 2009. The largest portion of these principal payments corresponds to intra public sector debt (temporary advances and Treasury bills). For 2010, the Government is planning to finance debt services with a variety of sources, including: primary surplus, new debt from multilateral organizations, intra public sector issuances, new debt issuances in the market and liability management operations aimed at alleviating debt services.

We can offer no assurance that the fiscal targets and economic assumptions set forth above will be achieved, as they depend on a variety of factors, including overall economic conditions.  See “Forward-Looking Statements” for a description of the main factors that may have an impact on these targets and assumptions.

In November 2009, Decree No. 1801/09 authorized an additional expenditure of Ps.24.2 billion for the National Administration.  This decree reflected a Ps.20.8 billion increase in estimated total revenues.

Fiscal Relations with the Provinces

Each of Argentina’s 23 provinces and the city of Buenos Aires is a separate legal and fiscal entity, independent from one another and the Government.  Argentina’s federal system allocates significant responsibility for public services and other public expenditures to the provinces, but relies primarily on a centralized system of tax collections.  The provinces rely on revenue transfers from the Government, primarily through the co-participation regime.  Under the co-participation revenue-sharing system, the provinces delegate to the federal government their constitutional authority to collect a variety of taxes, and the Government, in turn, agrees to transfer a portion of the revenues generated from such taxes to the provinces.

From 2004 through 2008, the aggregate annual expenditures of the provinces (including the city of Buenos Aires) averaged 13.4% of nominal GDP, while the provinces (including the city of Buenos Aires), on average, collected annual revenues of approximately 13.5% of nominal GDP (including co-participation amounts).  During that period, total expenditures of the provinces (including the city of Buenos Aires) rose from Ps.52.7 billion in 2004 to Ps.149.1 billion in 2008.

In 2008, fiscal revenues increased by 26.7% from Ps.113.2 billion to Ps.143.5 billion as compared to 2007.  The increase in fiscal revenues was mainly driven by transfers of national taxes (co-participation funds), which represented 46.4% of the total revenue increase.  Provincial taxes increased 32.6% and such increase represented 37.0% of the total increase in fiscal revenues.  Expenditures increased at a higher rate than revenues and, as a consequence, the fiscal balance decreased from a deficit of Ps.0.7 billion in 2007 to a deficit of Ps.5.6 billion in 2008. While current expenditures increased 33.7% in 2008, capital expenditures grew at a lower pace during such period, showing a 17.6% increase as compared to 2007.  Direct investment increased 16.0% as compared to 2007.

Several provinces have declared during the last quarter of 2009 that they are facing substantial fiscal deficits this year and experiencing cash constraints.  The growth rate of provincial expenditures has been greater than the growth rate of tax revenues for a number of reasons, including a reduction in economic activity caused by the recent global financial crisis.  This situation has demanded a series of measures to reactivate economic activity, protect employment and to provide social benefits.  Official data and statistics illustrating provincial fiscal results for 2009 are not yet available.

The following table sets forth a summary of the aggregate fiscal results at the provincial level for the years specified.

Summary of Revenues and Expenditures of the Provinces and the City of Buenos Aires
(in millions of pesos)(1)

	Year ended December 31,
	2004		2005		2006		2007		2008
Revenues
Current revenues:
Administration taxes:
Provincial taxes	Ps.	18,072	Ps.	21,927	Ps.	27,292	Ps.	34,295	Ps.	45,465
National taxes:
Co-participation		20,414		25,494		31,055		41,061		50,342
Other national taxes		7,855		9,027		11,257		14,166		18,926
Total national taxes		28,269		34,521		42,312		55,226		69,268
Total administration taxes		46,341		56,448		69,603		89,522		114,733
Other non-tax revenue		5,042		5,453		7,577		7,743		10,157
Sale of goods and services of the public administration		545		495		553		730		1,071
Property taxes		193		299		500		627		806
Current transfers		3,655		5,428		5,385		7,736		9,154
Total current revenues		55,776		68,123		83,619		106,358		135,921
Capital revenue		1,751		3,478		5,078		6,831		7,530
Total revenues		57,526		71,602		88,697		113,189		143,451

Expenditures
Current expenditures:
Consumption expenditures:
Provincial administration wages		23,058		30,817		40,160		53,003		73,958
Consumer goods		1,965		2,302		2,537		3,282		4,280
Services		4,328		5,526		6,568		8,196		9,612
Total consumption expenditures		29,351		38,645		49,266		64,481		87,850
Interest payments		1,621		1,912		2,300		2,484		2,668
Current transfers		13,868		17,142		21,008		26,852		34,879
Total current expenditures		44,841		57,699		72,574		93,817		125,397

Capital expenditures
Direct investment		5,058		8,349		11,203		14,637		16,976
Capital transfers		1,173		1,879		2,757		3,040		3,678
Financial investment		1,615		1,570		1,638		2,432		3,002
Total capital expenditures		7,846		11,798		15,598		20,109		23,656
Total expenditures		52,686		69,497		88,172		113,926		149,053

Fiscal balance	Ps.	4,840	Ps.	2,104	Ps.	525	Ps.	(736)	Ps.	(5,602)
_______________________
(1)	Figures calculated using the accrual method.
Source: Ministry of Economy.

The following table sets forth a summary of the aggregate fiscal results at the provincial level for the years specified, in percentage terms.

Summary of Revenues and Expenses of the Provinces and the City of Buenos Aires
(% change from the previous year)(1)

	Year ended December 31,
	2004	2005	2006	2007	2008
Revenues
Current revenues:
Administration taxes:
Provincial taxes	26.1%	21.3%	24.5%	25.7%	32.6%
National taxes:
Co-participation	55.2	24.9	21.8	32.2	22.6
Other national taxes	12.3	14.9	24.7	25.8	33.6
Total national taxes	40.3	22.1	22.6	30.5	25.4
Total administration taxes	34.4	21.8	23.3	28.6	28.2
Other non-tax revenue	15.9	8.1	39.0	2.2	31.2
Sale of goods and services of the public administration	21.1	(9.1)	11.7	32	46.6
Property taxes	(24.8)	55.1	67.1	25.5	28.5
Current transfers	58.0	48.5	(0.8)	43.7	18.3
Total current revenues	33.3	22.1	22.7	27.2	27.8
Capital revenue	117.2	98.7	46.0	34.5	10.2
Total revenues	34.9	24.5	23.9	27.6	26.7

Expenditures
Current expenditures:
Consumption expenditures:
Provincial administration wages	20.6	33.6	30.3	32.0	39.5
Consumer goods	15.9	17.1	10.2	29.3	30.4
Services	22.5	27.7	18.9	24.8	17.3
Total consumption expenditures	20.5	31.7	27.5	30.9	36.2
Interest payments(3)	(10.4)	18.0	20.3	8.0	7.4
Current transfers	32.7	23.6	22.5	27.8	29.9
Total current expenditures	22.5	28.7	25.8	29.3	33.7

Capital expenditures
Direct investment	58.1	65.1	34.2	30.6	16.0
Capital transfers	101.9	60.2	46.7	10.3	21.0
Financial investment	156.3	(2.7)	4.3	48.5	23.4
Total capital expenditures	77.9	50.4	32.2	28.9	17.6
Total expenditures	28.4	31.9	26.9	29.2	30.8

Fiscal balance	197.0%	(56.5)%	(75.1)%	(240.3)%	660.6
_______________________
(1)	Figures calculated using the accrual method
Source: Ministry of Economy.

Revenue Transfers

The Co-Participation Law of 1988, as amended in 2002, governs the current co-participation regime.  Originally intended as a temporary measure, the 1988 Co-Participation Law has been automatically renewed every year since it was due to expire at the end of 1989.  Although the 1994 amendments to the Constitution called for the adoption of a new co-participation law by 1996, none has been adopted.  Since the mid-1980s, the executive branches of the Government and the provinces have maintained consensual agreements concerning revenue transfers, which Congress has routinely ratified, thus giving them the force of law.  The Federal Tax Commission (Comisión Federal de Impuestos), a federal agency created pursuant to the Co-Participation Law, monitors compliance with the co-participation regime.

Since 2002, co-participation funds are allocated as follows:

•	56.66% to the provinces;

•	40.24% to the Government and the city of Buenos Aires;

•	2.1% to be divided among certain provinces to compensate them for losses suffered as a result of fiscal imbalances caused by prior co-participation arrangements; and

•
1% to a fund created in 1998 to correct provincial fiscal imbalances or grant emergency aid to the provinces by making transfers to any affected province from the National Treasury, which we call the “ATN Fund.”

In exchange, the Government agreed to share with the provinces 30% of the revenues generated through the tax on financial transactions introduced in 2001.

In addition to the co-participation regime, several other revenue-distribution arrangements exist between the Government and the provinces.  These special distribution arrangements include the following:

•	Income tax. Revenues from the income tax are allocated as follows:

-	20% to the national social security system;

-	14% to the provinces, of which up to Ps.650 million may be directed to the province of Buenos Aires and the balance to all the other provinces;

-	2% to the ATN Fund; and

-	64% to be distributed as provided in the 1988 Co-Participation Law, as amended in 2002.

•
VAT.  VAT revenues are allocated as follows: 10.31% to the national social security system, 0.69% to provincial social security funds and the remaining 89% to be distributed as provided in the Co-Participation Law.

•	Taxes on personal goods. Revenues from taxes on personal goods are allocated as follows: 6.27% to provincial social security funds and 93.73% to be distributed as provided in the Co-Participation Law.

•
Taxes on fuels.  Revenue from most taxes on fuels are allocated to the national social security system, except for revenues from taxes on naphtha and natural gas, which are divided among the national social security system, the Government, the provinces and the Fondo Nacional de la Vivienda, or FONAVI (National Housing Fund).

•	Presumptive minimum income tax. Revenues from the presumptive minimum income tax are allocated as provided in the Co-Participation Law.

•	Tax on financial transactions. Revenues from taxes on financial transactions are allocated as follows:

-	70% to the National Treasury; and

-	30% is distributed as provided by the Co-Participation Law.

•
Monotributo (Self-employment tax). Revenue from Monotributo is divided into a tax component and a social security component. The tax component is allocated as follows: 70% to the national social security system and 30% is distributed as provided by the Co-Participation Law.  The social security component is entirely allocated to the national social security system.

•
Fondo Federal Solidario (Joint Federal Fund).  In March 2009, the Government created the Fondo Federal Solidario for infrastructure expenditures in the provinces and municipalities, which is financed by 30% of the tax revenues from soy exports.  These funds are distributed among the provinces as provided in the Co-Participation Law.

Other Arrangements with the Provinces

During the late 1990s and since 2000, the Government has launched several programs and entered into different arrangements with the provinces to regularize their fiscal situation.  Some of these programs provide financial assistance to the provinces in one form or another subject to fiscal tightening measures.  Others are tied to the revenue-sharing arrangements between the Government and the provinces.  We highlight below some of these programs.

Programa de Financiamiento Ordenado (Ordered Financing Program).  In 2002, the Government created this program as part of a broader initiative to provide financial assistance to the provinces.  Pursuant to this program, between 2002 and 2004 the Government signed bilateral fiscal agreements with a number of provinces (including the city of Buenos Aires), under which:

•
the Government provides loans from the Provincial Development Fund to signatory provinces conditioned upon the province’s adoption of spending controls and other administrative reforms. The proceeds from these loans may be used by the provinces only for the following purposes:

•	reduction of fiscal deficits;

•	payments of principal on outstanding debt; and

•	payment of unpaid salaries to provincial public employees and past due payments owed to providers of essential goods and services;

•	signatory provinces agree to comply with all financial conditions to which the Government is subject under its financing arrangements with multilateral lending institutions; and

•	signatory provinces commit to:

•	establishing limits on floating-rate debt;

•	establishing monthly or quarterly fiscal targets;

•
presenting to the Government annual budgetary projections through 2005, including a description of fiscal measures necessary to maintain a balanced budget and to meet the province’s debt service obligations;

•	not incurring any new public indebtedness or issuing any new quasi-currency debt instruments; and

•	guaranteeing loan repayments by assigning to the Government their rights to receive co-participation funds.

Bogars.  In 2003, the Government restructured the debts of a number of provinces through a new bond, known as Bogar, which replaced the outstanding debt of provinces participating in this restructuring.  These bonds were issued by the Provincial Development Fund in an aggregate principal amount of Ps.28.2 billion, and their payment is secured through a Government guarantee.  The Government’s guarantee is, in turn, secured through a pledge of its share of revenues from the tax on financial transactions and co-participation taxes.  Provinces with debt that was restructured through the issuance of Bogars have an obligation to reimburse the Provincial Development Fund and, indirectly, the Government, for any amounts paid under the bonds (either directly by the Provincial Development Fund or indirectly by the Government through its guarantee).  The provinces’ obligations to reimburse the Provincial Development Fund and/or the Government are secured by a pledge of up to 15% of co-participation revenues to which the provinces are entitled.

Fiscal Responsibility Law.  The Fiscal Responsibility Law was enacted in 2004 and is only binding on those provinces that approved it.  To date, 21 of the 23 provinces and the city of Buenos Aires have approved the Fiscal Responsibility Law.  This law implements important reforms to the fiscal framework for Argentina’s national, provincial and municipal public sectors.  Some of its key features include the following:

•
the Government and the provinces must prepare annual fiscal programs for each upcoming year setting forth certain fiscal policies, targets and projections, and regularly publish their fiscal results on their respective websites;

•	the growth rate of the primary expenditures of the national and provincial governments may not exceed the projected nominal GDP growth rate;

•	the Government and the provinces must maintain balanced budgets;

•	the Government and the provinces must create special anti-cyclical funds to reduce volatility in the fiscal cycle;

•
the provinces may not incur debt service obligations in excess of 15% of provincial current revenues net of co-participation transfers to the municipal governments (except during 2009 and 2010 as explained below); any province breaching this limit would be precluded, with certain exceptions, from incurring additional debt;

•	the Government must commit to reduce its outstanding debt as a percentage of nominal GDP following its debt restructuring;

•	the provinces must seek approval from the Government’s Ministry of Economy for incurring debt or issuing guarantees; and

•	the Ministry of Economy must base its approval of provincial debt issues or guarantees on the parameters set forth in the law.

The Fiscal Responsibility Law, however, does not implement any amendments to the revenue-sharing regime between the Government and the provinces (including the city of Buenos Aires).

Congress approved an amendment to the Fiscal Responsibility Law on October 28, 2009.  This amendment establishes greater flexibility of fiscal regulation for 2009 and 2010.  This increased flexibility refers both to public expenditure growth and to the level of financial results.  In addition, the provinces may incur debt service obligations in excess of 15% of provincial current revenues net of co-participation transfers to the municipal governments during 2009 and 2010.  In light of the effects of the global financial crisis on provincial finances and the pressure on provincial governments to maintain provincial public spending at budgeted levels, this amendment aims at helping provincial governments address their fiscal deficits.

Social Security

Integration of the Pension Funds System

On October 21, 2008, the Government introduced a bill to Congress proposing to unify the hybrid public/private national pension system into a sole public pension system, the Sistema Integrado de Jubilaciones y Pensiones (Argentine Integrated Pension System). The bill sets out the legislative intent of:

•	addressing deficiencies in the private pension system’s performance, which included its budgetary shortfalls and high fees charged by the private companies administering the pension funds; and

•	promoting local investment and liquidity in Argentina’s economy.

The unification proposal provoked debate, with critics charging that the unification was a means to appropriate pension fund assets for use by the Government.  On November 20, 2008, by a vote of 46 to 18, the Senate passed Law No. 26,425, and it came into effect on December 9, 2008.  Law No. 26,425 unified the national pension system into the Argentine Integrated Pension System, which absorbed and replaced the former private pension system and is structured as a “pay as you go” system (Sistema Solidario de Reparto).

Pursuant to the new law, the resources administered by the private pension funds were transferred to a separate fund (Fondo de Garantía de Sustentabilidad, or “FGS”) to be administered by ANSES.  The law provided that the funds transferred to the FGS shall be invested in Argentina, and “shall only be used to pay the benefits of the Argentine Integrated Pension System.”  The total assets of the FGS amounted to Ps.100.4 billion as of December 31, 2008.  As of November 30, 2009, the total assets of the FGS amounted to Ps.135.5 billion, a 35% increase since December 31, 2008.

    Beginning in October 2008, plaintiffs in 73 actions pending against Argentina in the United States District Court for the Southern District of New York obtained orders temporarily restraining and attaching any pension fund assets in the United States.  These orders were vacated on appeal in October 2009; certain plaintiffs are seeking review by the United States Supreme Court.  See “Public Sector Debt—Legal Proceedings—Litigation in the United States—Attempts to attach Argentine property in U.S. Litigation.”

Social Security Framework

ANSES constitutes an autarchic entity with its own legal status, distinct from that of the National Government, and enjoys financial and economic autonomy.

Three separate institutions manage Argentina’s national public pension system:

•	ANSES, which oversees the pension funds of the general public;

•	the Instituto de Ayuda Financiera para Pago de Retiros y Pensiones Militares (Armed Forces Pension Fund), which manages a special pension fund for the armed forces; and

•	the Caja de Retiros, Jubilaciones y Pensiones de la Policía Federal (Federal Police Pension Fund), which manages a special pension fund for federal law enforcement personnel.

  ANSES, like many other social security agencies throughout the world, including the United States and the United Kingdom, invests significant social security reserves (i.e., the excess of contributions over what is required to pay current benefits) in government issued debt.  ANSES is also required to invest in Argentina consistent with the public policy of advancing economic growth and development within the country.

                   As of June 30, 2009, ANSES had conducted eight auctions with respect to the new pension fund created with the private pension fund assets.  Pursuant to the auction process, ANSES offered to invest the funds in fixed-term deposits in return for pledges by banks to lend the money at below-market rates to increase liquidity in the market.  As of March 13, 2009, ANSES had auctioned Ps.1.8 billion and U.S.$0.5 billion for investment in fixed-term deposits destined for loans to individuals, car loans and loans to small- and medium-sized companies.

                   Between 1994 and 1996, the Government assumed responsibility for operating the provincial pension systems of 10 provinces and two municipalities, including the city of Buenos Aires.  The Government merged these provincial pension funds into ANSES.

The current public social security system provides the following main benefits:

•
Prestación básica universal (Basic pension).  ANSES provides a basic pension to all individuals who have paid social security contributions for a majority of their working lives and have reached retirement age, regardless of the amount of the contributions made.  The amount of this benefit is fixed by law and bears no relation to the amount of the contributions.

•
Prestación compensatoria (Compensatory pension).  ANSES also provides a compensatory pension to recipients of the basic pension in proportion to any social security contributions made by or on behalf of such recipient prior to July 1994.  The amount of this supplemental pension is determined based on an individual’s social security contributions and the length of time for which contributions were made.

•
Prestación adicional por permanencia (Additional pension).  Recipients of the basic pension and compensatory pension also receive an additional pension.  The amount of this benefit is equivalent to 1.5% of the average yearly salary during the ten years before retirement, multiplied by each service year for which an individual made social security contributions.

•
Asignación Universal por Hijo (Universal Child Allowance): ANSES provides a monthly pension of Ps.180 per child under the age of 18 of domestic services employees, nonregistered employees and the unemployed.

Argentina’s social security system also includes the following two unemployment programs:

•	unemployment insurance that provides one-time or monthly benefits to terminated employees and their dependents who meet certain requirements; and

•	the Heads of Households program, sponsored by the World Bank, under which unemployed heads of households receive benefit payments in exchange for community service.

The national social security system is currently funded primarily through the following taxes:

•
payroll taxes based on employee wages (usually 11% for employees and between 17% and 21% for employers, depending on the employer’s line of business).  To stimulate consumer demand, the Government implemented temporary reductions to employees’ mandatory pension contributions from November 2001 to January 1, 2008

•
mandatory employee contributions to the Instituto Nacional de Servicios Sociales para Jubilados y Pensionados (National Institute of Pensioner and Retiree Social Services) (equal to 3% of the employee’s wages);

•	the employee health system tax based on employee wages (3% for employees and 6% for employers); and

•	income taxes applicable to self-employed individuals (amounts are determined on an individual basis according to presumptive income ranges assigned to various lines of work).

As a result of significant deficits within the public social security system, the Government has had to turn increasingly to other sources of revenue to fund its social security expenditures.  Other fiscal revenues currently allocated to cover costs of the social security system include the following:

•	15% of gross co-participation revenues;

•	Ps.120 million from annual income tax revenues plus 20% of additional income tax revenues;

•	10.3% of VAT revenues;

•	100% of revenues from taxes on tobacco, diesel fuel, kerosene and compressed natural gas, and 21% of revenues from taxes on naphtha and natural gas;

•	70% of revenues from the single-presumptive tax; and

•	30% of gross revenues from privatizations.

Evolution of Social Security Revenues and Expenditures

From 2004 through 2008, the social security system went from a deficit of Ps.2.3 billion to a surplus of Ps.0.5 billion.

Social security revenues.  In 2004, social security revenues increased 27.9% to Ps.13.6 billion, as compared to Ps.10.6 billion in 2003, primarily as a result of the general improvement in the economy, which fostered an increase in salaries and the number of formal registered employees.  In 2005, social security revenues increased 28.0% to Ps.17.4 billion, as compared to Ps.13.6 billion in 2004, primarily as a result of the increase in salaries and the number of formal registered employees.  In 2006, social security revenues increased 42.2%, to Ps.24.7 billion, as compared to 2005, primarily as a result of the continued economic recovery and a reduction in tax evasion. In 2007, social security contributions increased by 47.9% to Ps.36.6 billion, as compared to 2006.  In 2008, social security contributions increased 43.6%, to Ps.52.6 billion, as compared to 2007, primarily as a result of an increase in wages, transfer of contributors from the private system to the public pension system (the Argentine Integrated Pension System) and changes in the taxable base.  In 2009, social security revenues increased 44.1% as compared to 2008, primarily as a result of the transfer of contributors from the private system to the public pension system (the Argentine Integrated Pension System).

Social security expenditures.  In 2004, social security expenditures increased 16.0% to Ps.26.1 billion, primarily as a result of the increase in the minimum basic pension, a one-time payment and other additional amounts paid to beneficiaries in order to adjust the purchase power of the pensions.  In 2005, social security expenditures increased 17.1% to Ps.30.6 billion, primarily as a result the increase in pensions and the additional amounts paid to beneficiaries of 65 years of age or older receiving pensions of Ps.600 per month or less.  In 2006, social security expenditures increased 25.1%, to Ps.38.2 billion, primarily as a result of the increase in the minimum basic pension, and an adjustment of 11% in all pensions in order to adjust for purchasing power.  In 2007, social security expenditures increased 48.0% to Ps.56.6 billion, mainly as a result of the influx of 1.4 million new beneficiaries into the public pension system, and successive raises in pension incomes.  In 2008, social security expenditures increased 30.9% to Ps.74.0 billion as a result of successive raises in pension payments to retirees.  Law No. 26,147 was enacted in October 2008 to address the mobility of public social security regimes.  This law guarantees a minimum pension, which is adjusted on a six-month basis according to changes in both the wage index published by INDEC and tax revenues.

PUBLIC SECTOR DEBT

Overview

Argentina’s total gross public debt consists of foreign currency-denominated and peso-denominated debt owed directly by the Government and indirect debt consisting of Government guarantees of obligations of other national public institutions, the provinces (including the city of Buenos Aires) and private sector entities.  It does not include direct debt of the provinces or other entities that is not guaranteed by the Government.  Except where indicated, foreign currency-denominated debt and peso-denominated debt includes performing and non-performing debt but does not include Untendered Debt.

Except where indicated, debt amounts do not include defaulted debt in respect of securities that were eligible for, but were not tendered in, the 2005 Debt Exchange, or “Untendered Debt,” which totaled U.S.$29.0 billion as of December 31, 2008.  As of September 30, 2009, Untendered Debt totaled U.S.$30.0 billion and consisted of:

•	U.S.$15.1 billion of past due principal amounts;

•	U.S.$9.6 billion of past due interest amounts; and

•	U.S.$5.3 billion of principal that had not become due.

Past due interest amounts relating to non-performing debt provided in this annual report do not include penalty interest.  Argentina does not maintain or publish statistics on penalty interest in connection with its public debt.  As of September 30, 2009, Argentina estimates the amount of penalty interest to be of approximately U.S.$2.2 billion on its non-performing debt and U.S.$103.1 million on Untendered Debt.  No statistics are available to estimate the amount of penalty interest on approximately 6.0% of Argentina’s non-performing debt, which represents debt owed to suppliers and commercial banks.

As of December 31, 2008, Argentina’s total gross public debt was U.S.$146.0 billion (48.8% of nominal GDP). Argentine residents held approximately 61.8% (U.S.$90.2 billion) of Argentina’s total gross public debt and foreign creditors held 38.2% (U.S.$55.7 billion).  Peso-denominated debt totaled Ps.239.3 billion (U.S.$69.3 billion), representing 47.5% of Argentina’s total gross public debt, of which 36.6% corresponded to CER-index linked debt.  Foreign currency-denominated debt totaled U.S.$76.7 billion, representing 52.5% of Argentina’s total gross public debt.

As of December 31, 2008, total gross public debt (including defaulted debt other than Untendered Debt) by type of instrument was the following:

•	65.7%, or U.S.$95.9 billion, in bonds (including provincial bonds guaranteed by the Government (Bogar));

•	14.6%, or U.S.$21.3 billion, in loans from multilateral and bilateral lenders;

•	9.6%, or U.S.$14.0 billion, in short-term debt in the form of temporary advances from the Central Bank, Treasury notes and promissory notes;

•
8.2%, or U.S.$12.0 billion, in National Guaranteed Loans (prior to the exchanges of National Guaranteed Loans that occurred in 2009.  See “—Debt Management Following the 2001 Debt Crisis—Other Restructurings and Liability Management Transactions”); and

•	1.9%, or U.S.$2.8 billion, in loans from commercial banks and suppliers.

As of September 30, 2009, Argentina’s total gross public debt was U.S.$141.7 billion (49.1% of nominal GDP).  Argentine residents held approximately 61.3% (U.S.$86.8 billion) of Argentina’s total gross public debt and foreign creditors held 38.7% (U.S.$54.8 billion). Peso-denominated debt totaled Ps.248.2 billion (U.S.$64.6 billion), representing 45.6% of Argentina’s total gross public debt, of which 27.0% corresponded to CER-index linked debt.  Foreign currency-denominated debt totaled U.S.$77.1 billion, representing 54.4% of Argentina’s total gross public debt.

As of September 30, 2009, total gross public debt (including defaulted debt other than Untendered Debt) by type of instrument was the following:

•	68.3%, or U.S.$96.8 billion, in bonds (including provincial bonds guaranteed by the Government (Bogar));

•	15.9%, or U.S.$22.5 billion, in loans from multilateral and bilateral lenders;

•	8.1%, or U.S.$11.5 billion, in short-term debt in the form of temporary advances from the Central Bank, Treasury notes and promissory notes;

•	4.4% or U.S.$6.3 billion, in loans from commercial banks and suppliers; and

•
3.2%, or U.S.$4.6 billion, in National Guaranteed Loans (after the exchanges of National Guaranteed Loans that occurred prior to October 2009.  See “—Debt Management Following the 2001 Debt Crisis—Other Restructurings and Liability Management Transactions”).

The ratio of total gross public debt to nominal GDP as of December 31, 2008, decreased to 48.8%, as compared to 56.1% as of December 31, 2007, because the overall fiscal surplus reduced financing needs, resulting in a decrease in the incurrence of new debt, while nominal GDP continued to grow.

The ratio of total gross public debt to nominal GDP as of September 30, 2009, increased to 49.1%, as compared to 48.8% as of December 31, 2008, primarily as a result of the higher growth of total gross public debt expressed in pesos (by 8.0%) compared to nominal GDP (7.4%).

As of December 31, 2008, non-performing debt was U.S.$6.9 billion, out of which U.S.$0.6 billion, or 0.4% of total gross public debt, represented non-performing debt not yet due and U.S.$6.3 billion, or 4.3% of total gross public debt, corresponded to arrears.

As of September 30, 2009, non-performing debt was U.S.$6.9 billion, of which U.S.$0.5 billion, or 0.4% of total gross public debt, represented non-performing debt not yet due and U.S.$6.4 billion, or 4.5% of total gross public debt, corresponded to arrears.

In September 2008, President Fernández de Kirchner announced Argentina’s intention to pay its bilateral debt pertaining to country members of the Paris Club.  Argentina is evaluating alternatives to implement this decision.

On October 23, 2009, Minister of Economy Amado Boudou announced that Argentina would proceed with plans for the restructuring of its Untendered Debt.  On November 18, 2009, Congress approved a bill to suspend Argentine Law No. 26,017, which provided certain restrictions to a new restructuring and other transactions with holdout creditors.  On December 9, 2009, President Fernández de Kirchner signed a decree authorizing the Ministry of Economy and Public Finance to file a shelf registration statement for Argentina for an amount of up to U.S.$15.0 billion.

On December 14, 2009, the Executive Power issued an emergency decree creating the Bicentennial Fund in the amount of approximately U.S.$ 6.6 billion, with moneys to be borrowed from the Central Bank.  In consideration, the Central Bank would receive a 10-year Treasury Note.  Emergency decrees have equal validity to Congressional laws unless rejected by both Chambers of Congress.

The purpose of the Bicentennial Fund is to provide for debt payments by the Government to private investors and multilateral agencies during 2010.  The fund, along with its prospective debt exchange offer, forms part of Argentina’s efforts to normalize its financial situation.  In addition, this measure reflects Argentina’s objectives, in line with policies implemented by it and the Central Bank, as well as other emerging and developed economies including China, Russia and Japan, of maintaining sufficient reserves to cushion against external shocks and to permit the sound administration of monetary policy while at the same time allowing reserves to be used for ends that foster economic stability, growth and confidence by external investors and creditors.

The Governor of the Central Bank, in violation of the emergency decree, did not comply with the terms for creating the Bicentennial Fund. Thus, the Executive Power issued an emergency decree removing him from office.  Opposition members of Congress filed a summary proceeding in a local federal court requesting a restraining order to suspend the effects of the creation of the Bicentennial Fund. The Governor of the Central Bank also initiated similar proceedings in the same court to prevent his removal from office.

On January 8, 2010, the federal court issued injunctions staying the effects of both the decree that created the Bicentennial Fund and the decree removing the Central Bank Governor. The Executive Power appealed both decisions.

Beginning on January 11, 2010, at the request of certain holders of defaulted debt, a federal judge for the United States District Court for the Southern District of New York (referred to as the District Court), attached and restrained reserves held by the Central Bank in New York, including an account of the Central Bank at the Federal Reserve Bank of New York ("FRBNY").  On January 15, 2010, the District Court clarified that, as to the Central Bank account at the FRBNY, the orders issued were void to the extent that they reached more than the approximately $100 million previously attached and restrained by plaintiffs as of December 30, 2005.  The District Court further clarified that, consistent with its previous orders, the Central Bank could continue to operate the FRBNY account.  For additional information on U.S. litigation involving the Central Bank, see “Public Sector Debt—Legal Proceedings—Litigation in the United States—Attempts to attach Argentine property in U.S. Litigation.”

On January 22, 2010, an Argentine federal court of appeals issued an order confirming the injunction staying the effects of the decree that created the Bicentennial Fund.  The court of appeals deferred to both the Executive Power and to the ongoing proceedings of the Congressional bicameral commission initiated by the Executive Power in relation to the removal of the Governor of the Central Bank.  The Vice Governor of the Central Bank is the acting Governor pursuant to Article 13 of the charter of the Central Bank which sets forth that the Vice Governor assumes the functions of the Governor in the event of absence, impediment or vacancy in the Governor’s posts.

Debt Record

On December 24, 2001, the Government (under the temporary administration of President Rodriguez Saá) declared a moratorium on a substantial portion of Argentina’s public debt.  President Duhalde, his successor, endorsed the moratorium when he took office several days later.  The Public Emergency Law, enacted on January 6, 2002 (which has been extended until December 31, 2011), authorized the Government to take the measures necessary to create conditions for an economic recovery and to restructure Argentina’s public debt.

On February 6, 2002, the Government issued Decree No. 256, which officially suspended payments on Argentina’s public debt and authorized the Ministry of Economy to undertake a restructuring of these obligations.  Subsequently, the Government issued Resolution No. 73 (April 2002), Resolution No. 350 (September 2002), Resolution No. 449 (October 2002) and Resolution No. 158 (March 2003), pursuant to which it refined the scope of the suspension of debt payments.  In accordance with these decrees, the Government continued to meet its debt obligations to the following creditors:

•	multilateral official lenders;

•	creditors that agreed to the pesification of their National Guaranteed Loans;

•	holders of new bonds (such as Boden) issued since the Government announced the suspension of debt payments; and

•	certain other categories of public debt.

On December 9, 2004, President Néstor Kirchner signed two decrees officially authorizing the debt exchange offer to restructure a significant portion of Argentina’s defaulted bond debt.  On January 14, 2005, Argentina launched an offer to exchange its defaulted securities for new Par, Quasi-Par and Discount Bonds, and GDP-linked Securities.  The exchange offer closed on February 25, 2005, with a 76.2% acceptance rate.  The offer was settled on June 2, 2005.  For further discussion of the 2005 Debt Exchange, see “—Debt Management Following the 2001 Debt Crisis—2005 Debt Exchange.”

As part of the Government’s plans to proceed with a new restructuring, as announced by Minister Amado Boudou on October 23, 2009, Congress approved on November 18, 2009, a bill to suspend Argentine Law No. 26,017, which provided certain restrictions to a new restructuring and other transactions with holdout creditors.

Paris Club.  Argentina restructured debt due to members of the Paris Club, a group of sovereign creditors, in five separate agreements in 1985, 1987, 1989, 1991 and 1992.  Under most of these agreements, new maturities averaged 10 years, with average grace periods of approximately 5½ years.  The amounts rescheduled under these agreements totaled U.S.$9.0 billion.  The Government defaulted on debt owed to country members of the Paris Club during the debt crisis that began in 2001.  In September 2008, President Fernández de Kirchner announced Argentina’s intention to pay its bilateral debt pertaining to member countries of the Paris Club.  Argentina is evaluating alternatives to implement this decision.  For further discussion of debt owed to Paris Club lenders, see “—Debt Owed to Official Institutions.”

Prior Debt Restructurings

Commercial Banks.  In 1985 and 1987, Argentina negotiated the restructuring of U.S.$34.7 billion in debt owed to international commercial bank creditors.  In addition to the banks extending new loans in the aggregate amount of approximately U.S.$3.0 billion, two bond issuances formed part of this restructuring:  “new money bonds” and “alternative participation instruments,” or “APIs.”  Interest payments to bank creditors were suspended in April 1988 and resumed on a partial basis until the refinancing of medium- and long-term commercial bank debt under the Brady Plan (as described below).

The Brady Plan.  In April 1992, Argentina announced a refinancing agreement under the Brady Plan relating to medium- and long-term debt owed to commercial banks.  The Brady Plan applied to an estimated U.S.$28.5 billion in debt, including an estimated U.S.$9.3 billion in interest arrears, representing over 96% of the commercial bank debt then outstanding. The Brady Plan effected a reduction of approximately U.S.$3 billion in the nominal amount of Argentina’s foreign debt, as well as a nominal debt reduction of 35%.
Over 96.0% of the commercial bank debt was refinanced pursuant to the Brady Plan.  The Brady Plan provided for the issuance of par bonds, discount bonds and floating rate bonds, or “FRBs,” and a cash payout of U.S.$700 million in exchange for previously outstanding commercial bank debt of U.S.$28.5 billion, which included U.S.$9.2 billion of interest in arrears.

The terms of the Brady Bonds were as follows. The par bonds:

•	were issued in an aggregate principal amount of U.S.$12.5 billion and DM284 million,

•	had a 30-year maturity, and

•
bore interest at fixed rates rising from 4% to 6% in the seventh year, in the case of the U.S. dollar denominated par bonds, and at a constant fixed rate of 5.87% for par bonds denominated in Deutsche Marks.

The discount bonds:

•	were issued in an aggregate principal amount of U.S.$4.1 billion and DM282 million,

•	had a 30-year maturity, and

•	bore interest at the rate of LIBOR for the relevant currency plus 0.813%.

The payment of the principal amount on the par bonds and the discount bonds at maturity was secured with U.S. Treasury and Kreditanstalt für Wiederaufbau Zero Coupon obligations. Interest payments for both the par bonds and the discount bonds denominated in U.S. dollars were collateralized up to an amount equivalent to 12 months’ interest. Interest payments for the Deutsche Mark par and discount bonds were collateralized up to an amount equivalent to less than 12 months’ interest.

The floating rate bonds (FRB):

•	were issued in an aggregate principal amount of U.S.$8.5 billion,

•	had a 12-year maturity (amortizing), and

•	bore interest at the rate of LIBOR for the relevant currency plus 0.813%

Argentina serviced the Brady Bonds until its default in 2001.  Approximately 95.7% of the U.S. dollar-denominated Brady Bonds and 81.3% of the euro-denominated Brady Bonds were exchanged in the 2005 Debt Exchange.

As of September 30, 2009:

•	U.S.$351 million of par Brady Bonds that had not been tendered in the 2005 Debt Exchange remained outstanding, of which U.S.$98.1 million corresponded to past due interest;

•	U.S.$109 million of discount Brady Bonds that had not been tendered in the 2005 Debt Exchange remained outstanding, of which U.S.$20.0 million corresponded to past due interest; and

•	U.S.$113 million of FRBs that had not been tendered in the 2005 Debt Exchange remained outstanding, of which U.S.$107 million corresponded to past due principal.

Principal payments and a portion of interest payments on the par and discount Brady Bonds are secured by collateral.  For a description of these security arrangements, see “—Debt Management Following the 2001 Debt Crisis—Secured or Guaranteed Debt.”

Debt Management Following the 2001 Debt Crisis

Following the suspension of payments on debt in late 2001, the Government began to issue Boden, primarily for the purpose of compensating individuals and foreign and domestic financial institutions affected by various crisis measures adopted by the Government.  The following is a brief description of certain of the various types of Boden:

•
Boden Depositor.  The Government has issued these bonds since 2002 to compensate depositors for losses they incurred as a result of the pesification and the rescheduling of bank deposits.  The corresponding banks have incurred an obligation to reimburse the Government for the nominal principal amount of these bonds at a specified discount.  As of December 31, 2008, there was a total of U.S.$3.2 billion of these bonds outstanding, all of which were denominated in U.S. dollars.

•
Boden Compensation and Boden Coverage.  Since 2002, the Government has issued these bonds to banks to compensate them for losses they incurred as a result of the asymmetric pesification of substantially all foreign currency-denominated loans and liabilities.  As of December 31, 2008, there was a total of: U.S.$2.3 billion of Boden Compensation bonds outstanding, all of which were denominated in U.S. dollars; U.S.$1.8 billion of Boden Coverage bonds outstanding, all of which were denominated in U.S. dollars; and unsubscribed Boden Compensation and Boden Coverage bonds in the amount of U.S.$35.5 million.

•
Boden Restitution.  The Government issued these bonds in 2003 to compensate pensioners and public-sector employees for the 13% reductions in benefits and salaries that took place in 2001.  These bonds are CER-index linked.  As of December 31, 2008, there was a total of U.S.$1.3 million of these bonds outstanding, all of which were denominated in pesos.

•
Boden Quasi-Currency.  The Government issued these bonds in 2003 to the Central Bank as part of the process of redeeming substantially all of its own quasi-currency bonds (Lecops) and substantially all of the quasi-currency bonds issued by the provinces (bonds issued by the province of Buenos Aires are known as Patacones).  These bonds are CER-index linked.  As of December 31, 2008, there was a total of U.S.$1.0 billion of these bonds outstanding, all of which were denominated in pesos.

•
Boden Asymmetrical Indexation CER-CVS.  The Government has issued these bonds since 2005 to compensate banks for the asymmetrical indexation that occurred when banks held assets indexed to CER (the CPI-linked index) and held liabilities indexed to CVS (the salary-linked index).  These bonds are not CER-index linked.  As of December 31, 2008, there was a total of U.S.$16.5 million of these bonds outstanding, all of which were denominated in pesos.

The outstanding amount of Boden (including the ones described above) was:

•	U.S.$17.81 billion in 2004;

•	U.S.$21.12 billion in 2005;

•	U.S.$21.31 billion in 2006;

•	U.S.$20.20 billion in 2007;

•	U.S.$19.85 billion in 2008; and

•	U.S.$14.32 billion as of September 30, 2009.

After the suspension of debt payments in December 2001, the Government continued issuing Bocones.  These bonds, which the Government has issued since 1991, are used primarily to restructure obligations that the Government owes to pensioners and various private creditors.  In August 1997, the Government also authorized the issuance of a series of Bocones as reparation to the families of those who were imprisoned by, or who disappeared under the rule of, the military dictatorship from 1976 through 1983.  The outstanding amount of such Bocones was:

•	U.S.$2.49 billion in 2004;

•	U.S.$2.52 billion in 2005;

•	U.S.$3.43 billion in 2006;

•	U.S.$4.07 billion in 2007;

•	U.S.$3.95 billion in 2008; and

•	U.S.$2.07 billion as of September 30, 2009.

2005 Debt Exchange

On January 14, 2005, Argentina launched a global voluntary offer to exchange 152 different series of securities on which it had defaulted in 2001 for new Par, Quasi-Par and Discount Bonds, and GDP-linked Securities.  The aggregate value of securities that were eligible to participate in the exchange (including nominal value of the eligible securities and accrued past due interest accumulated as of December 2001) was approximately U.S.$81.8 billion.  Accrued past due interest accumulated from December 31, 2001, to December 31, 2003, was not eligible to participate in the exchange, which would have increased the amount on this debt segment to at least U.S.$102.6 billion.  The aggregate value of securities tendered in the 2005 Debt Exchange was approximately U.S.$62.3 billion, representing 76.15% of the aggregate value of eligible securities.

Depending on the security tendered and the time of tender, holders of eligible securities who participated in the offer were entitled to receive, in exchange for their securities, different combinations of the following:

•	Par Bonds due December 31, 2038 (the “2038 Par Bonds”);

•	Discount Bonds due December 31, 2033 (the “2033 Discount Bonds”);

•	Quasi-Par Bonds due December 31, 2045 (the “2045 Quasi-Par Bonds”); and

•	A notional amount of GDP-linked Securities expiring no later than December 15, 2035 (the “2035 GDP-Linked Securities”).

Participants in the 2005 Debt Exchange have the right to participate in any future offer by Argentina to repurchase, exchange or amend any of the Untendered Debt.

Mandatory repurchase clauses require Argentina to allocate defined amounts to the repurchase of new bonds and other indebtedness.  In addition, Argentina is required to repurchase bonds issued in the 2005 Debt Exchange if Argentina’s GDP exceeds a pre-established threshold.  Further details about the repurchase provisions may be found in the supplement to the prospectus dated December 27, 2004, for the 2005 Debt Exchange filed with the SEC on January 10, 2005.

The terms of the securities issued in the 2005 Debt Exchange were as follows.

The 2038 Par Bonds:

•	were issued in an aggregate principal amount of U.S.$15.0 billion,

•	have a 33-year maturity, and

•
bear interest at fixed rates rising from 1.33% to 5.25% (for 2038 Par Bonds denominated in U.S. dollars), from 1.20% to 4.74% (for 2038 Par Bonds denominated in euros), and from 0.63% to 2.48% (for 2038 Par Bonds denominated in Pesos).

The 2033 Discount Bonds:

•	were issued in an aggregate principal amount of U.S.$11.9 billion,

•	have a 28-year maturity, and

•
bear interest at a fixed rate of 8.25% (for 2033 Discount Bonds denominated in U.S. dollars), 7.82% (for 2033 Discount Bonds denominated in euros) and 5.83% (for 2033 Discount Bonds denominated in pesos).

The 2045 Quasi-Par Bonds:

•	were issued in an aggregate principal amount of Ps.24.3 billion (approximately U.S.$8.3 billion),

•	have a 40-year maturity, and

•	bear interest at a fixed rate of 3.31%.

The 2035 GDP-Linked Securities:

•	were issued in a notional amount of approximately U.S.$62.3 billion,

•	were issued originally as a single unit with the underlying 2038 Par Bonds, 2033 Discount Bonds and 2045 Quasi-Par Bonds,

•	expire no later than December 15, 2035, and

•
provide for payments in respect of any given reference year only if a number of conditions are met relating to the performance of Argentina’s GDP in such year; the total amount to be paid during the life of the 2035 GDP-Linked Securities, per unit of 2035 GDP-Linked Security, cannot exceed 0.48, measured per unit of currency.

The outstanding principal amount of all 2038 Par Bonds, 2033 Discount Bonds and 2045 Quasi-Par Bonds denominated in pesos is adjusted for inflation based on the Coeficiente de Estabilización de Referencia, or “CER,” a unit of account whose value in pesos is indexed to consumer price inflation in Argentina, as measured by changes in the consumer price index, or “CPI.”

Brady bondholders tendered Brady Bonds for an aggregate principal amount of approximately U.S.$2.8 billion and €235.4 million and received their present value in cash from the redemption of the Brady Bonds’ principal collateral.

The 2005 Debt Exchange settled on June 2, 2005.

The calculation of the net present value reduction that tendering holders accepted in the 2005 Debt Exchange is subjective and may vary over time depending on elements such as the performance of interest rates and other factors.  Argentina does not maintain any statistics ascertaining the precise value of the debt reduction to bondholders.  Nevertheless, private analysts at the time estimated that the debt reduction was of approximately 65% to 75% of the original value of the 2005 Eligible Securities.

Other Restructurings and Liability Management Transactions

On August 31, 2006, Argentina restructured debt that it held with Banco de la Nación Argentina.  This debt was restructured through the issuance of a Bonos-Pagaré denominated in pesos in the amount of Ps.1.5 billion.

On January 31, 2007, Argentina and Spain restructured a U.S.$982 million bilateral loan that was made under the IMF program during the 2001 financial crisis.  Argentina agreed to repay Spain within six years of this restructuring, at a rate of LIBOR plus 140 basis points.

Liability Management Transactions during 2009.  Liability management was a key aspect of Argentina’s financial strategy during 2009.  The liability management transactions that took place during this period reduced the total amount of Argentina’s indebtedness by approximately Ps.2.4 billion, and reduced Argentina’s debt service by Ps.6.7 billion for 2009 and by a total of Ps.23.8 billion for the four-year period ending in 2012.  It also changed Argentina’s debt composition.  While the proportion of foreign currency-denominated debt remained the same, the share of CER-index linked debt decreased from 37.0% of Argentina’s total debt as of December 31, 2008, to 27.0% as of September 30, 2009.  The main goals of these liability management transactions were:

•
to improve Argentina’s debt service profile for the 2009-2012 period by extending maturities and changing its floating interest rate exposure from risk associated with the CER index to the BADLAR rate;

•	to develop a BADLAR-rate linked yield curve, which would give public and private sector issuers a benchmark for pricing; and

•	to offer financial institutions an instrument that would allow them to hedge against their BADLAR-rate linked liabilities.

Following is a description of liability management transactions in 2009:

•
January Offer.  On January 23, 2009, Argentina launched an offer to exchange four series of National Guaranteed Loans with maturities up to 2011, for peso-denominated bonds and promissory notes governed by Argentine law and maturing in 2014.  The Bonar Pesos 2014 and the Promissory Notes Pesos 2014 offered in the exchange bear interest at an annual rate of 15.4% during the first year after issuance and at an annual floating rate equal to the BADLAR rate plus 275 basis points thereafter.

The exchange offer was structured in two phases. The first phase of the offer was open to domestic local institutional investors, primarily banks, insurance companies and ANSES and the second phase was open to both domestic local institutional investors and international investors.  Holders in both phases tendered a total amount of Ps.17.5 billion of their National Guaranteed Loans, receiving a total of Ps.12.3 billion of Bonar Pesos 2014 and a total of Ps.4.9 billion of Promissory Notes Pesos 2014 in exchange.

•
August Offer.  On August 27, 2009, Argentina launched an offer to exchange two series of Bocones with maturities up to 2016 and two series of National Guaranteed Loans with maturities up to 2011, for Bonar Pesos 2014 and Promissory Notes Pesos 2014.  The exchange was open to all holders of the eligible securities.  Holders tendered a total amount of Ps.4.6 billion of their Bocones and a total amount of Ps.470 million of their National Guaranteed Loans, receiving a total of Ps.3.8 billion of Bonar Pesos 2014 and a total of Ps.564 million of Promissory Notes Pesos 2014.

•
September Offer.  On September 2, 2009, Argentina launched an offer to exchange five series of National Guaranteed Loans with maturities up to 2012 and Boden 2014 maturing in 2014, for peso-denominated bonds and promissory notes governed by Argentine law and maturing in 2015.  The Bonar Pesos 2015 and the Promissory Notes Pesos 2015 offered in the exchange bear interest at an annual floating rate equal to the BADLAR rate plus 300 basis points, with an amount equal to the BADLAR rate to be capitalized during the first two years and paying 300 basis points interest rate during such period, and paying the full floating interest rate thereafter.  The exchange was open to all holders of the eligible securities.  Holders tendered a total amount of Ps.9.9 billion of their Boden 2014 and a total amount of Ps.2.1 billion of their National Guaranteed Loans, receiving a total of Ps.9.0 billion of Bonar Pesos 2015 and a total of Ps.1.9 billion of Promissory Notes Pesos 2015.

Description of the Debt Restructuring Process and Determination of Terms of Exchange Offers

Argentina’s efforts to restructure its debt following its default in 2001 may be divided into two principal phases:

•	the stage accompanying the 2005 Debt Exchange (the “2005 Offer Stage”); and

•	the stage accompanying the prospective exchange offer in 2010 (the “2010 Offer Stage”)

In arriving at the terms of the exchange offers at each stage, Argentina has needed to weigh important considerations, including:

•	debt sustainability;

•	social and economic considerations affecting Argentina and its citizens;

•	the feedback obtained from consultation with market participants including creditors, creditor groups, investment banks and finance organizations;

•	consultation with other countries and official sector agencies; and

•	legal limitations and constraints.

The 2005 Offer Stage

In the 2005 Offer Stage, Argentina arrived at the terms of its offer after a lengthy and complicated analytical and consultative process.  The Government’s resources and debt payment capacity were severely constrained by the need to address the socio-economic problems it confronted domestically, including the rampant poverty and profound social needs of the Argentine citizenry following the worst economic crisis in its history.

Argentina sought a prudent and sustainable course for its future debt service.  In that context, Argentina began discussions about debt restructuring with creditors and other market and official sector participants in 2002.

Argentina’s negotiation process took a form that reflected changing realities of the capital markets.  Argentina had hundreds of thousands of creditors with varying interests located throughout the world and over a hundred series of bonds under varying governing laws.  Rather than organizing a debt committee, as it and other countries had done when dealing with commercial bank creditors, Argentina met with the various groups that represented different constituencies.  Argentina also sought to share information equally among all creditors and in compliance with applicable securities laws of the jurisdictions in which it planned to make an offer.  Unlike sovereign debt restructurings involving committees - in which committee members, official sector agencies and multi-lateral organizations endorsed the country’s debt restructuring proposal after reaching an agreement -Argentina’s consultation-based process was, instead, an effort to create a reasonable process for negotiation in the context of complex capital market constituencies around the world with strict restrictions on the use of information.  In following this route, Argentina proceeded in similar ways to Uruguay, Pakistan and Ukraine, among others.

Among the groups that Argentina consulted during the 2005 Offer Stage were:

•	The Argentine Bondholders’ Committee (“ABC”);

•	Task Force Argentina (“TFA”);

•	The Argentine Bond Restructuring Agency plc (“ABRA”);

•	The Global Committee of Argentine Bondholders (“GCAB”), an umbrella organization comprising ABC, TFA, ABRA and other creditor groups, and

•	many other creditor groups and consumer group representatives in Italy, Germany, Japan and other jurisdictions.

At the same time it consulted with creditors, Argentina maintained a dialogue with governmental, multilateral and other official sector agencies.  These included:

•	Governmental entities of countries with significant bondholders affected by the default, including the U.S. Treasury and Italian and German authorities; and

•	multilateral entities, such as the IMF.

In order to assist it in consultations and negotiations, Argentina hired financial advisors.  These advisors helped organize meetings, identify bondholders and take market soundings to help Argentina begin to define an offer.

In September 2003, Argentina announced indicative terms of an offer during the annual meetings of the IMF and the World Bank in Dubai.  After that, Argentina continued discussions with market and official sector representatives.  When it was ready to begin to implement an exchange offer, Argentina appointed Merrill Lynch & Co., Barclays Capital and UBS Investment Bank (the “2005 Offer Managing Banks”) in February 2004.  The Managing Banks assisted with further consultations and with refinement of the 2005 Debt Exchange.

Argentina encountered vigorous and determined opposition in the process that culminated in its 2005 Debt Exchange.  While some creditors negotiated in good faith, others sought to derail the 2005 Debt Exchange altogether even in the face of a large percentage of holders that wanted to enter into the exchange.  Certain aggressive creditors and groups tried interrupting or sabotaging participation in the 2005 Debt Exchange through litigation, counter-publicity campaigns, and other means.

Ultimately, Argentina determined the terms of its 2005 Debt Exchange after taking into account in good faith the needs of its various creditor constituencies in the context of its fiscal and other constraints and with the aim of reaching debt sustainability in the medium and long term.  The consultation and negotiation process led to terms that took account of special needs and requirements of creditors.  Argentina included GDP-linked Securities, which would yield payments based on the amount that GDP exceeded an assumed base rate per annum (and, accordingly, give creditors the up-side of any improvement in Argentina’s economy).  Argentina also provided both a Par Option, most attractive to retail creditors, and a Discount Option, most attractive to institutional creditors among other features requested by creditors.

Creditors also insisted that Argentina needed to heed their inter-creditor concerns as a condition of their participation in the 2005 Debt Exchange.  Argentina received feedback from many creditors, which stated that they would not participate in the 2005 Debt Exchange absent legal reassurance that holdout creditors would not be able to receive more advantageous terms in the future.  This led to the inclusion of a clause in the terms of the securities issued in the 2005 Debt Exchange which gave tendering bondholders certain rights upon future offers (the “RUFO Clause”).  After the 2005 Debt Exchange was launched, certain creditors expressed strong concern that the RUFO Clause did not provide sufficient protection to tendering bondholders that Argentina might, at a later date, strike a more favorable deal with holdout creditors.  In an effort to reassure tendering bondholders and increase the level of participation in the 2005 Debt Exchange, Congress subsequently passed Law No. 26,017, known as the “Lock Law”.  The Lock Law prohibited the Executive Branch from reopening the 2005 Debt Exchange without Congressional approval and also prohibited any type of settlement involving untendered securities that were eligible to participate in the 2005 Debt Exchange (the “2005 Eligible Securities”).

Even after the 2005 Debt Exchange was accepted by 76.15% in interest of holders of 2005 Eligible Securities, two of the most aggressive holdout creditors managed to interrupt settlement for approximately two months until Argentina was able to lift orders they had obtained which would have frustrated the purpose of debt reduction of the 2005 Debt Exchange.  The 2005 Debt Exchange was settled on June 2, 2005, and although holders of 2005 Eligible Securities in the aggregate amount of approximately U.S.$ 19.5 billion at the time of the 2005 Debt Exchange did not accept the 2005 Debt Exchange, the remainder obtained new securities, which Argentina has serviced ever since.

The calculation of the net present value reduction that tendering holders accepted in the 2005 Debt Exchange is subjective and may vary over time depending on elements such as the performance of interest rates and other factors.  Argentina does not maintain any statistics ascertaining the precise value of the debt reduction to bondholders.  Nevertheless, private analysts at the time estimated that the debt reduction was of approximately 65% to 75% of the original value of the 2005 Eligible Securities.

The 2010 Offer Stage

In 2008, Argentina began to reserve and to consider proposals outlining the terms of a new potential offer to its creditors.  The Government decided in 2008 to proceed to negotiate a new offer with its creditors, but was delayed by the global financial crisis.  Finally, in 2009, Argentina engaged Barclays Capital, Citigroup Global Markets Inc. and Deutsche Bank Securities Inc. to assist it in carrying out a new offer and formally to begin the 2010 Offer Stage.

In addition to the usual elements it has to consider and weigh as part of arriving at a final offer, Argentina also had two principal legal constraints:

•	the Lock Law; and

•	the RUFO Clause.

In December 2009, Congress passed Law 26,547, which suspends the application of the Lock Law and also precludes Argentina from making a better offer to creditors than its 2005 Debt Exchange.  If Argentina had been able to make a better offer to creditors than its 2005 Debt Exchange, the application of the RUFO Clause would have created an incentive for creditors that participated in the 2005 Debt Exchange to participate in the new offer.

Argentina has undertaken investor consultations as part of the process necessary to arrive at the terms of its final offer and, as was the case in the 2005 Debt Exchange, it is willing to take into account in good faith the needs of its various creditor constituencies in the context of its fiscal and other constraints and with the aim of consolidating debt sustainability in the medium and long term.

Indirect Debt

The Government guarantees—in part or in full—principal and interest payments on certain debt obligations of the provinces and other national and private entities.  A portion of these Government guarantees is secured by assets or tax receivables of the Government.

As of September 30, 2009, the Government guaranteed third-party obligations for an aggregate amount of U.S.$14.1 billion (including past due principal and interest) as compared to U.S.$14.4 billion as of December 31, 2008, consisting of the following obligations:

•
U.S.$12.4 billion (U.S.$12.6 billion as of December 31, 2008) in debt owed by national entities separate from the Government (such as Banco de la Nación Argentina).  Non-financial public institutions owed a substantial portion of this debt, and assets of the direct obligor secured 92.4% of this amount (99.0% as of December 31, 2008). This debt includes U.S.$9.9 billion (U.S.$11.0 billion as of December 31, 2008) of indebtedness held by Fondo Fiduciario para el Desarrollo Provincial (Fiduciary Fund for Provincial Development), or “FFDP,” which originated with the issuance of the Bogar;

•
Bogar 2018 issued in 2002 by the Fondo Provincial para el Desarrollo (Provincial Development Fund) in an aggregate principal amount equal to U.S.$9.3 billion to restructure the debts of a number of provinces. Their repayment is guaranteed by the Government and thus constitutes indirect debt of the Government;

•
Bogar 2020 issued during 2005 and 2006 by the FFDP in an aggregate principal amount equal to U.S.$583 million (U.S.$646 million as of December 31, 2008) in order to restructure the debt it held with specific entities from the financial system (principally banks).  Bogar 2020 is denominated in pesos, CER-index linked and pays an annual fixed interest rate of 2%.  Similar to the Bogar 2018, the repayment of principal and interest of Bogar 2020 is guaranteed by the Government and constitutes indirect debt of the Government;

•	U.S.$1.4 billion (U.S.$1.5 billion as of December 31, 2008) in provincial debt (including the city of Buenos Aires), all of which was secured by assets of the issuer; and

•	U.S.$328 million (U.S.$336 million as of December 31, 2008) in debt of private sector entities; none of these debts were secured by assets of the issuer.

For a description of the arrangement between the Government and the provinces with respect to these bonds see “Public Sector Finances—Fiscal Relations with the Provinces—Other Arrangements with the Provinces.”

Secured or Guaranteed Debt

Certain of the Government’s debt obligations are secured by pledges of specific assets, including tax receivables and other forms of collateral.  A description of these security arrangements follows:

•
National Guaranteed Loans.  These loans are secured by a pledge of the Government’s share of the revenue derived from the tax on financial transactions and co-participation taxes (i.e., taxes the Government is required to share with the provinces under the Co-Participation Law).  As of December 31, 2008, the outstanding principal amount of National Guaranteed Loans was U.S.$12.0 billion.  Argentina has exchanged a portion of its debt relating to the National Guaranteed Loans for new peso-denominated bonds in 2009.  As of September 30, 2009, the outstanding principal amount of National Guaranteed Loans was U.S.$4.6 billion.  See “—Debt Management Following the 2001 Debt Crisis—Other Restructurings and Liability Management Transactions.”

•
Bogar.  These bonds are secured through a pledge of the Government’s share of the revenue derived from the tax on financial transactions and co-participation taxes.  As of December 31, 2008, there was U.S.$11.0 billion in outstanding principal amount of Bogars.  As of September 30, 2009, this amount was U.S.$9.9 billion.

•
Brady Bonds.  The full principal amount of par and discount Brady Bonds is secured, in the case of U.S. dollar-denominated bonds, by zero-coupon U.S. Treasury notes and, in the case of euro-denominated bonds (which were originally denominated in deutsche marks), by zero-coupon bonds issued by Kreditanstalt für Wiederaufbau (Germany’s development bank).  The collateral securing these bonds cannot be drawn upon until the maturity date of these bonds in 2023.  As of December 31, 2008, there was U.S.$127 million in outstanding principal amount of Brady Bonds. As of September 30, 2009, this amount was U.S.$135 million.  A portion of the interest payable on Brady Bonds is also collateralized:

-
For discount Brady Bonds denominated in U.S. dollars or euros, interest collateral was set aside in an amount equal to 12 months of interest calculated at a presumed rate of 8.0% of the principal amount of the outstanding bonds.

-
For U.S. dollar-denominated par Brady Bonds, interest collateral was set aside in an amount equal to 12 months of interest calculated at a presumed rate of 6.0% of the principal amount of the outstanding bonds.

-
For euro-denominated par Brady Bonds, interest collateral was set aside in an amount equal to 12 months of interest calculated at a presumed rate of 5.87% of the principal amount of the outstanding bonds.

Since July 2002, the fiscal agent of the par and discount Brady Bonds has made interest payments on these bonds as they became due by liquidating and drawing upon the collateral set aside to secure these payments.

As of September 30, 2009, the collateral was valued as follows:

•	U.S.$5.3 million interest payments on the U.S. dollar-denominated discount bonds; no collateral remained for interest payments on the U.S. dollar-denominated par bonds;

•	U.S.$98.0 million principal payments on U.S. dollar-denominated par and discount bonds;

•	U.S.$0.1 million interest payments on the euro-denominated discount bonds; no collateral remained for interest payments on the euro-denominated par bonds; and

•	U.S.$31.3 million principal payments on the euro-denominated par and discount bonds.

Spanish Bonds.  In 1993, as part of the Brady restructuring, the Government issued to Spanish banks un-collateralized bonds maturing in 2008 (instead of 30-year Brady bonds).  These bonds are guaranteed by the Spanish government, which performed under its guarantee following the Government’s suspension of debt payments in 2001.  As of September 30, 2009, Argentina had accumulated U.S.$14.1 million in past due interest payments and U.S.$54.7 million in past due principal payments on these bonds.  The bonds matured on March 31, 2008.  Principal and interest payments remain suspended.

Tax-Set-off Mechanisms

In the past, the Government has given holders of certain bonds the option to receive a tax credit in lieu of coupon payments. This tax credit could be used to discharge tax obligations the bondholder owes to the Government.  For certain types of bonds, the tax set-off option was available only in the event of coupon payment default by the Government.

Several different types of Government bonds have had this tax set-off feature (either by law or by the terms of the bonds), the specific mechanics of which vary.  This tax set-off mechanism has been a feature of the Bocones since they were first issued in 1991.

In April 2004, this tax set-off arrangement was suspended for all of Government medium-term notes and all Government bonds (with certain exceptions for Bocones and certain Boden).

Evolution of Public Debt

From 2004 through September 30, 2009, Argentina’s total gross public debt decreased 25.9% from U.S.$191.3 billion as of December 31, 2004 to U.S.$141.7 billion as of September 30, 2009, mainly as a result of the 2005 Debt Exchange. After the 2005 Debt Exchange, total debt as a percentage of nominal GDP decreased gradually from 73.9% as of December 31, 2005 to 49.1% as of September 30, 2009.  From 2004 to 2008, Argentina had limited access to international capital markets and most of the new debt incurred in this period represented domestic debt issued in pesos and U.S. dollars.  After the 2005 Debt Exchange, the breakdown of peso-denominated and foreign currency-denominated debt remained relatively stable (approximately half each from 2005 through September 30, 2009).  Except where indicated, debt amounts do not include Untendered Debt, which totaled approximately U.S.$29.0 billion as of December 31, 2008.  As of September 30, 2009, Untendered Debt totaled approximately U.S.$30.0 billion.

The following table sets forth information on Argentina’s total gross public debt as of the dates indicated.  This table includes, as a memorandum item, the amount of Untendered Debt, which totaled approximately U.S.$29.0 billion as of December 31, 2008.  As of September 30, 2009, Untendered Debt totaled approximately U.S.$30.0 billion.

Total Gross Public Debt(1)
(in millions of U.S. dollars)

	As of December 31,										As of September 30,
	2004		2005		2006		2007		2008		2009
Peso-denominated Debt:(2)
Performing	U.S.$	36,202	U.S.$	61,634	U.S.$	64,844	U.S.$	68,000	U.S.$	68,984	U.S.$	64,327
Non-performing debt not yet due(3)		3,256		1,039		487		166		141		127
Non-performing principal arrears		6,876		125		197		185		172		115
Non-performing interest arrears		337		17		21		24		21		20
Total peso-denominated debt		46,671		62,816		65,549		68,375		69,318		64,588
As a % of total gross public debt		24.4%		48.6%		47.9%		47.2%		47.5%		45.6%

Foreign currency-denominated debt:(4)
Performing		44,696		59,771		63,926		69,977		70,062		70,406
Non-performing debt not yet due (3)		61,811		2,657		2,092		1,096		449		386
Non-performing principal arrears		23,616		3,215		4,227		4,248		5,064		5,177
Non-performing interest arrears		14,515		767		931		1,033		1,082		1,108
Total foreign currency-denominated debt		144,638		66,410		71,176		76,354		76,657		77,077
As a % of total gross public debt		75.6%		51.4%		52.1%		52.8%		52.5%		54.4%

Total gross public debt (including arrears)(5)(6)	U.S.$	191,309	U.S.$	129,227	U.S.$	136,725	U.S.$	144,729	U.S.$	145,975	U.S.$	141,665

Collateral and other credits		(19,425)		(17,743)		(18,195)		(16,865)		(15,865)		(14,127)

Total public debt less collateral and other credits (including arrears)(5)	U.S.$	171,884	U.S.$	111,484	U.S.$	118,530	U.S.$	127,863	U.S.$	130,110	U.S.$	127,538

Memorandum items:
Total gross public debt (including arrears) as a % of GDP(7)		127.3%		73.9%		64.0%		56.1%		48.8%		49.1%
Total gross public debt (including arrears) as a % of annual Government revenues		532.9%		297.2%		265.6%		206.6%		161.2%		154.9%
Untendered Debt (including arrears)		-		23,556		26,076		28,857		28,984		30,004
Exchange rate(8)		2.98		3.04		3.06		3.15		3.45		3.84
CER(8)		1.54		1.72		1.89		2.05		2.21		2.31
_______________________
(1)
Total debt was calculated using the exchange rate at the end of each period. Debt relating to Boden and Bogars has been re-classified as of its deemed issue date of either December 31, 2001, February 3, 2002 or February 4, 2002.

(2)
Includes public debt denominated in local currency (public bonds, National Guaranteed Loans, Bogars, temporary advances from the Central Bank, Treasury notes, commercial-bank debt, promissory notes and others).  Includes debt instruments initially issued in dollars but converted into pesos.  For a list of these instruments, see “Debt Management Following the 2001 Debt Crisis.”

(3)	For a definition of non-performing debt, see “Certain Defined Terms and Conventions—Certain Defined Terms.”
(4)	Includes public debt denominated in foreign currencies (multilateral and bilateral debt, public bonds, commercial-bank debt and others).
(5)	Figures exclude Untendered Debt. Untendered Debt totaled U.S.$29.0 billion as of December 31, 2008 and U.S.$29.1 billion as of September 30, 2009.
(6)	Includes collateral and other credits representing an obligation from the main obligor to reimburse Argentina for amounts paid.
(7)	GDP figures are expressed in nominal terms.
(8)	Exchange rate and CER used to calculate public debt totals for end of each period.
Source:  Ministry of Economy.

In 2004, Argentina’s total gross public debt increased 7.0% to U.S.$191.3 billion (127.3% of nominal GDP).  The Government accumulated an additional U.S.$12.4 billion in past due principal for a total of U.S.$30.5 billion.  The increase in total gross public debt resulted primarily from:

•	the issuance of approximately U.S.$4.0 billion in peso-denominated debt and U.S.$4.6 billion in new foreign currency-denominated debt;

•	exchange rate fluctuations totaling approximately U.S.$3.2 billion and the compounding of approximately U.S.$2.4 billion in interest;

•	the increase in peso-denominated debt resulting from inflation adjustments by approximately U.S.$1.7 billion; and

•	the accumulation of U.S.$5.0 billion in additional past due interest.

In 2005, Argentina’s total gross public debt decreased 32.5% to U.S.$129.2 billion (73.9% of nominal GDP). The decrease in total gross public debt in 2005 resulted primarily from the effects of the 2005 Debt Exchange, the depreciation of the peso against the dollar and the nominal appreciation of the dollar against the euro, which reduced the amount of Argentina’s euro-denominated debt expressed in dollars.  The 2005 Debt Exchange resulted in a debt decrease because past due interest accumulated since 2002 was not included in the exchange and the Government stopped accounting for Untendered Debt.

Decreases in debt were partially offset by:

•	the issuance of U.S.$24.1 billion in peso-denominated debt;

•	the issuance of U.S.$23.4 billion in foreign currency-denominated debt;

•	the compounding of interest, including approximately U.S.$1.9 billion in interest on Quasi-Par Bonds and Discount Bonds, both issued in the 2005 Debt Exchange; and

•	the increase in peso-denominated debt resulting from inflation adjustments totaling approximately U.S.$5.7 billion.

In 2006, Argentina’s total gross public debt increased 5.8% to U.S.$136.7 billion (64.0% of nominal GDP).  The increase in gross public debt resulted primarily from:

•	the issuance of U.S.$1.9 billion in peso-denominated debt;

•	the issuance of U.S.$6.3 billion in foreign currency-denominated debt;

•	exchange rate fluctuations totaling approximately U.S.$0.9 billion and the compounding of approximately U.S.$1.1 billion in interest; and

•	inflation adjustments totaling approximately U.S.$5.1 billion.

In 2007, Argentina’s total gross public debt increased 5.9% to U.S.$144.7 billion (56.1% of nominal GDP).  The increase in total gross public debt was primarily a result of:

•	the issuance of U.S.$4.5 billion in peso-denominated debt;

•	the issuance of U.S.$8.5 billion in foreign currency-denominated debt;

•	compounding of U.S.$1.1 billion in interest; and

•	inflation adjustments of U.S.$4.6 billion.

In 2008, Argentina’s total gross public debt increased 0.9% to U.S.$146.0 billion (48.8% of nominal GDP).  The increase in total gross public debt was primarily a result of:

•	the issuance of U.S.$17.6 billion in peso-denominated debt;

•	the issuance of U.S.$4.9 billion in foreign currency-denominated debt;

•	compounding of U.S.$1.1 billion in interest; and

•	inflation adjustments of U.S.$4.5 billion.

These factors were partially offset by principal amortization payments of U.S.$18.7 billion, debt repurchases of U.S.$1.5 billion and exchange rate fluctuations that reduced debt by U.S.$6.8 billion.

In the first nine months of 2009, Argentina’s total gross public debt decreased 3.0% to U.S.$141.7 billion (49.1% of nominal GDP).  The decrease in total gross public debt was primarily a result of principal amortization payments that totaled U.S.$18.5 billion, the cancellation of National Guaranteed Loans, Boden 2014 and two series of Bocones, resulting from liability management transactions that took place in the first nine months of 2009, and which totaled U.S.$9.6 billion, and exchange rate fluctuations that reduced debt by U.S.$6.4 billion.  These factors were partially offset by:

•	the issuance of U.S.$25.4 billion in peso-denominated debt;

•	the issuance of U.S.$2.5 billion in foreign currency-denominated debt;

•	compounding of U.S.$0.4 billion in interest; and

•	inflation adjustments of U.S.$1.9 billion.

The following table sets forth information on the issuance of Argentine securities in the domestic capital markets between 2004 and 2009, which provided new financing to the Treasury.  International investors subscribed a portion of the Argentine securities set forth in the table below.

Total Argentine Securities Issuances
in the Domestic Capital Markets(1)
(in millions of U.S. dollars)

	For the year ended December 31,					For the year ended December 31,
	2004	2005	2006	2007	2008	2009
Bonars	-	-	2,500	3,561	274	-
Peso-denominated debt(2)	-	-	-	487	274	-
Foreign currency-denominated debt(3)	-	-	2,500	3,074	-	-
Bodens	-	2,495	-	-	-	-
Peso-denominated debt(4)	-	1,115	-	-	-	-
Foreign currency-denominated debt(5)	-	1,380	-	-	-	-
Total Argentine securities issued	-	2,495	2,500	3,561	274	-
_______________________
(1)
The figures in the table show the amount in dollars of Argentine securities issued in the domestic capital markets, which provided new financing to the Treasury in each of the periods indicated in the table.  The total amount for each period set forth in the table does not purport to show the outstanding amount with respect to such securities as of any specified date, but rather purports to show the total amount in dollars of Argentine securities issued between January 1 and December 31 for each of the years in the period 2004-2009. The information in the table above excludes, among others, Boden Depositor, Boden Restitution, Boden Quasi-Currency, Boden Asymmetrical Indexation CER-CVS, Boden Compensation and Boden Coverage as well as debt issued in the 2005 Debt Exchange.  International investors subscribed a portion of the placements set forth in the table.

(2)	Bonars with an interest rate ranging from 10.5% to BADLAR plus 350 basis points and maturity between June 12, 2012 and April 4, 2013.
(3)	Bonars with a 7% interest rate and maturity between March 28, 2011 and April 17, 2017.
(4)	Bodens with a 2% interest rate, CER adjustments and maturity in September 30, 2014.
(5)	Bodens with an interest rate ranging from LIBOR to 7% and maturity between August 3, 2012 and October 3, 2015.
Source:  Ministry of Economy.

The following table sets forth information on financings entered into with Argentine public agencies between 2004 and 2009, which provided new financing to the Treasury

Intra-Public Sector Financings (1)
(in millions of U.S. dollars)

	For the year ended December 31,
	2004	2005	2006	2007	2008	2009
Bonars	-	-	-	-	953	6.387
Peso-denominated debt(2)	-	-	-	-	953	3,679
Foreign currency-denominated debt	-	-	-	-	-	2,708
Bodens	-	44	-	503	-	-
Peso-denominated debt	-	-	-	-	-	-
Foreign currency-denominated debt (3)	-	44	-	503	-	-
Discount Bonds	-	-	-	629	-	-
Peso-denominated debt	-	-	-	-	-	-
Foreign currency-denominated debt (4)	-	-	-	629	-	-
Treasury Notes	-	1,572	1,297	1,963	3,961	2,763
Peso-denominated debt(5)	-	1,572	1,297	1,963	3,865	1,849
Foreign currency-denominated debt (6)	-	-	-	-	96	914
Promissory Notes	697	960	1,143	1,588	2,028	2,356
Peso-denominated debt(7)	697	960	1,143	1,588	2,028	2,356
Foreign currency-denominated debt	-	-	-	-	-	-
Loans	-	-	-	-	-	2,174
Peso-denominated debt(8)	-	-	-	-	-	2,174
Foreign currency-denominated debt	-	-	-	-	-	-
Temporary advances(9)	4,554	5,507	5,963	6,847	8,405	9,807
Peso-denominated debt	4,554	5,507	5,963	6,847	8,405	9,807
Foreign currency-denominated debt	-	-	-	-	-	-
Total Argentine securities issued	5,252	8,083	8,403	11,529	15,347	23,486
_______________________
(1)
The figures in the table show the amount in dollars of financings entered into with Argentine public agencies, which provided new financing to the Treasury in each of the periods indicated in the table.  The total amount for each period set forth in the table does not purport to show the outstanding amount with respect to such financings as of any specified date, but rather purports to show the total amount in dollars of such financings between January 1 and December 31 for each of the years in the period 2004-2009.

(2)	Bonars with an interest rate ranging from BADLAR plus 325 basis points to BADLAR plus 350 basis points and maturity in April 4, 2013 and March 18, 2016.
(3)	Bodens with an interest rate ranging from LIBOR to 7% and maturity between August 3, 2012 and October 3, 2015.
(4)	Amortizing bond with an 8.3% interest rate and maturity in December 31, 2033.
(5)	Treasury Notes with an interest rate ranging from 3.75% to 14.9% and maturity dates between January 10, 2006 and December 3, 2010.
(6)	Treasury Notes with an interest rate ranging from 1.00% to 4.00% and maturity dates between February 9, 2009 and September 7, 2010.
(7)	Promissory notes with no interest rate and maturity dates between March 29, 2005 and March 18, 2010.
(8)
These loans bear interest at an annual floating rate equal to BADLAR plus 100 basis points.  Principal will amortize in 24 consecutive monthly installments starting on the fifth business day of January 2010 and thereafter on the fifth business day of each month.

(9)	Financing from the Central Bank.
Source:  Ministry of Economy.

The following table sets forth information on the issuance of Argentine securities in private placements between 2004 and 2009, which provided new financing to the Treasury.  The figures in the table show the amount in dollars of Argentine securities issued and sold in private placements in each of the periods indicated in the table.  The total amount for each period set forth in the table does not purport to show the outstanding amount with respect to such securities as of any specified date, but rather purports to show the total amount in dollars of Argentine securities issued and sold in private placements to the Republic of Venezuela between January 1 and December 31 for each of the years in the period 2004-2008. The bonds issued to the Republic of Venezuela in 2005 and 2006 accrue interest at a variable annual rate of six-month LIBOR.  The bonds issued to the Republic of Venezuela in 2007 and 2008 accrue interest at an annual fixed rate of 7%.

Private Placements
(in millions of U.S. dollars)

	For the year ended December 31,
	2004	2005	2006	2007	2008	2009
Bodens
Peso-denominated debt	-	-	-	-	-	-
Foreign currency-denominated debt (1)	-	1,393	2,454	1,988	2,825	-
Total Argentine securities issued	-	1,393	2,454	1,988	2,825	-
_______________________
(1)	Bodens with an interest rate ranging from LIBOR to 7% and with maturity dates between August 3, 2012 and October 3, 2015.

Debt by Interest Rate

The following tables set forth information on Argentina’s total gross public debt by type of interest rates.  These tables do not include Untendered Debt, which totaled U.S.$29.0 billion as of December 31, 2008.  As of September 30, 2009, Untendered Debt totaled U.S.$30.0 billion.

Total Gross Public Debt by Type of Interest Rate(1)
(in millions of U.S. dollars)

	As of December 31,										As of September 30,
	2004		2005		2006		2007		2008		2009
Fixed rate(2)	U.S.$	131,235	U.S.$	81,228	U.S.$	87,032	U.S.$	96,616	U.S.$	96,177	U.S.$	90,693
Variable rate		54,667		41,563		42,343		39,371		39,436		41,931
BADLAR		543		0		0		0		1,200		15,024
LIBOR		29,236		24,894		25,364		22,220		19,276		15,002
LIBOR minus 1%(3)		0		0		9,530		9,530		9,530		9,530
IADB		6,711		6,576		6,819		7,007		7,097		437
Term deposit interest rate(4)		1,270		125		128		129		129		129
IMF		14,071		9,453		0		0		0		0
Others(5)		2,836		516		502		485		2,204		1,808
Zero rate(6)		5,408		6,435		7,350		8,742		10,362		9,041
Total gross public debt	U.S.$	191,309	U.S.$	129,227	U.S.$	136,725	U.S.$	144,729	U.S.$	145,975	U.S.$	141,665
_______________________
(1)
Includes past due principal and interest.  For 2005, 2006, 2007, 2008 and the portion of 2009 covered in this table, figures exclude Untendered Debt.  Untendered Debt totaled U.S.$29.0 billion as of December 31, 2008 and U.S.$30.0 billion as of September 30, 2009.

(2)
Includes bonds, the principal amount of which is adjusted for inflation in Argentina as measured by CER. The amount of such CER-linked debt (including past due principal and interest payments) was U.S.$53.4 billion as of December 31, 2008 and U.S.$38.3 billion as of September 30, 2009.

(3)
Nontransferable notes issued by the Central Bank (BCRA 2016), which were issued as compensation for the cancellation of the debt with the IMF.  The amount of such debt as of December 31, 2008 and as of September 30, 2009 was U.S.$9.5 billion.  The applicable rate of these notes is the minimum of LIBOR minus 1% and the yield of international reserves.

(4)	Daily average for peso and dollar term deposits as reported by the Central Bank.
(5)	Includes savings accounts interest rate and others.
(6)
Includes temporary advances from the Central Bank and promissory notes.  As of September 30, 2009, the amount of temporary advances from the Central Bank was U.S.$8.2 billion and the amount of promissory notes in foreign currency was U.S.$91.6 million.  As of December 31, 2008, the amount of temporary advances from the Central Bank was U.S.$7.7 billion and the amount of promissory notes in pesos was U.S.$2.0 billion.  As of December 31, 2007, the amount of temporary advances from the Central Bank was U.S.$6.8 billion and the amount of promissory notes in pesos was U.S.$1.6 billion.  As of December 31, 2006, the amount of temporary advances from the Central Bank was U.S.$6.0 billion and the amount of promissory notes in pesos was U.S.$1.1 billion.  As of December 31, 2005, the amount of temporary advances from the Central Bank was U.S.$5.3 billion and the amount of promissory notes in pesos was U.S.$0.9 billion.  As of December 31, 2004, the amount of temporary advances from the Central Bank was U.S.$4.5 billion and the amount of promissory notes in pesos was U.S.$0.7 billion.

Source:  Ministry of Economy.

Total Gross Public Debt by Type of Interest Rate(1)
(as a percentage of total gross public debt)

	As of December 31,					As of September 30,
	2004	2005	2006	2007	2008	2009
Fixed rate(2)	68.6%	62.9%	63.7%	66.8%	65.9%	64.0%
Variable rate	28.6	32.2	31.0	27.2	27.0	29.6
BADLAR	0.3	0.0	0.0	0.0	0.8	10.6
LIBOR	15.3	19.3	18.6	15.4	13.2	10.6
LIBOR minus 1%(3)	0.0	0.0	7.0	6.6	6.5	6.7
IADB	3.5	5.1	5.0	4.8	4.9	0.3
Term deposit interest rate(4)	0.7	0.1	0.1	0.1	0.1	0.1
IMF	7.4	7.3	0.0	0.0	0.0	0.0
Others(5)	1.5	0.4	0.4	0.3	1.5	1.3
Zero rate(6)	2.8	5.0	5.4	6.0	7.1	6.4
Total gross public debt	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
_______________________
(1)
Includes past due principal and interest.  For 2005, 2006, 2007, 2008 and the portion of 2009 covered in this table, figures exclude Untendered Debt.  Untendered Debt totaled U.S.$29.0 billion as of December 31, 2008 and U.S.$30.0 billion as of September 30, 2009.

(2)
Includes bonds, the principal amount of which is adjusted for inflation in Argentina as measured by CER. The amount of such CER-linked debt (including past due principal and interest payments) was U.S.$53.4 billion as of December 31, 2008 and U.S.$38.3 billion as of September 30, 2009.

(3)
Nontransferable notes issued by the Central Bank (BCRA 2016), which were issued as compensation for the cancellation of the debt with the IMF.  The amount of such debt as of December 31, 2008 and as of September 30, 2009 was U.S.$9.5 billion.  The applicable rate of these notes is the minimum of LIBOR minus 1% and the yield of international reserves.

(4)	Daily average for peso and dollar term deposits as reported by the Central Bank.
(5)	Includes savings accounts interest rate and others.
(6)
Includes temporary advances from the Central Bank and promissory notes.  As of September 30, 2009, the amount of temporary advances from the Central Bank was U.S.$8.2 billion and the amount of promissory notes in foreign currency was U.S.$91.6 million.  As of December 31, 2008, the amount of temporary advances from the Central Bank was U.S.$7.7 billion and the amount of promissory notes in pesos was U.S.$2.0 billion.  As of December 31, 2007, the amount of temporary advances from the Central Bank was U.S.$6.8 billion and the amount of promissory notes in pesos was U.S.$1.6 billion.  As of December 31, 2006, the amount of temporary advances from the Central Bank was U.S.$6.0 billion and the amount of promissory notes in pesos was U.S.$1.1 billion.  As of December 31, 2005, the amount of temporary advances from the Central Bank was U.S.$5.3 billion and the amount of promissory notes in pesos was U.S.$0.9 billion.  As of December 31, 2004, the amount of temporary advances from the Central Bank was U.S.$4.5 billion and the amount of promissory notes in pesos was U.S.$0.7 billion.

Source:  Ministry of Economy.

As of December 31, 2008, the composition of the debt by interest rate included:

•	fixed rate peso-denominated debt, such as Quasi-Par Bonds, National Guaranteed Loans, Bogar 2018, Discount Bonds, Bocones, Boden 2014, Par Bonds, Boden 2011, Treasury notes and Bonar ARG $ V;

•	fixed rate foreign currency-denominated debt, such as Par Bonds, Discount Bonds, Boden 2015, Bonar X, Bonar VII, Bonar V, bilateral debt, multilateral debt and Treasury notes;

•	zero rate peso-denominated debt, such as temporary advances from the Central Bank and promissory notes;

•	zero rate foreign currency-denominated debt, such as promissory notes;

•	floating rate peso-denominated debt, such as Treasury notes, Bonar Pesos 2013 and all debt issued at the savings, LEBACs or term deposit interest rates; and

•
floating rate foreign currency-denominated debt, such as LIBOR rate instruments including loans from multilateral organizations, nontransferable notes from the BCRA 2016 (issued as compensation for the cancellation of the debt with the IMF), Boden denominated in dollars (Boden 2012, Boden 2013), a portion of the bilateral debt and IADB rate loans.

As of September 30, 2009, the composition of the debt by interest rate was as that described above, except that floating rate peso-denominated debt also included Bonar Pesos 2014, Promissory Notes Pesos 2014, Bonar Pesos 2015, Promissory Notes Pesos 2015, loans from Banco de la Nación Argentina and Bonar Pesos 2016.  Decrease in the participation of  IADB rate loans from 4.9% as of December 31, 2008 to 0.3% of total gross public debt as of September 30, 2009 was due to an exchange rate swap from the floating IADB rate to a fixed rate.

Maturity Profile

For purposes of its debt maturity profile, Argentina divides its debt into three categories: short-term debt, medium- and long-term debt and arrears.  Principal and interest arrears, having already matured, are not included in the amount of short-term or medium- and long-term debt but are included in the total amount of debt outstanding.

The following tables set forth Argentina’s total public debt by term as of the dates indicated.  These tables do not include Untendered Debt, which totaled U.S.$29.0 billion as of December 31, 2008.  As of September 30, 2009, Untendered Debt totaled U.S.$30.0 billion

Total Gross Public Debt by Term
(in millions of U.S. dollars)

	As of December 31,										As of September 30,
	2004		2005		2006		2007		2008		2009
Short-term(1)	U.S.$	5,165	U.S.$	7,778	U.S.$	8,438	U.S.$	10,467	U.S.$	13,981	U.S.$	11,526
Medium-term and long-term(2)		140,801		117,324		122,911		128,772		125,655		123,719
Arrears:
Principal		30,492		3,341		4,425		4,433		5,236		5,292
Interest		14,852		784		952		1,056		1,103		1,128
Total arrears		45,344		4,125		5,377		5,489		6,339		6,420
Total gross public debt(3)	U.S.$	191,309	U.S.$	129,227	U.S.$	136,725	U.S.$	144,729	U.S.$	145,975	U.S.$	141,665
_______________________
(1)	Debt with original maturity of one year or less.
(2)	Debt with original maturity of more than one year.
(3)
For 2005, 2006, 2007, 2008 and the portion of 2009 covered by this table, figures exclude Untendered Debt.  Untendered Debt totaled U.S.$29.0 billion as of December 31, 2008 and U.S.$30.0 billion as of September 30, 2009.

Source: Ministry of Economy.

Total Gross Public Debt by Term
(as a percentage of total gross public debt)

	As of December 31,					As of September 30,
	2004	2005	2006	2007	2008	2009
Short-term(1)	2.7%	6.0%	6.2%	7.2%	9.6%	8.1%
Medium-term and long-term(2)	73.6	90.8	89.9	89.0	86.1	87.3
Arrears:
Principal	15.9	2.6	3.2	3.1	3.6	3.7
Interest	7.8	0.6	0.7	0.7	0.8	0.8
Total arrears	23.7	3.2	3.9	3.8	4.3	4.5
Total gross public debt(3)	100.0%	100.0%	100.0%	100.0%	100%	100.0%
_______________________
(1)	Debt with original maturity of one year or less.
(2)	Debt with original maturity of more than one year.
(3)
For 2005, 2006, 2007, 2008 and the portion of 2009 covered by this table, figures exclude Untendered Debt.  Untendered Debt totaled U.S.$29.0 billion as of December 31, 2008 and U.S.$30.0 billion as of September 30, 2009.

Source:  Ministry of Economy.

Argentina’s short-term debt increased to 9.6% of total gross public debt as of December 31, 2008 from 2.7% as of December 31, 2004, primarily due to:

•	increases in the amount of short-term financing from the Central Bank; and

•
increases in the amount of short-term notes (Letras) to public sector entities, such as ANSES, AFIP, Fondo Fiduciario de Reconstrucción de Empresas (Trust Fund for the Reconstruction of Companies) and Fondo Fiduciario de Infraestructura del Transporte (Trust Fund for Transportation Infrastructure).

Argentina’s short-term debt decreased to 8.1% of total gross public debt as of September 30, 2009 from 9.6% as of December 31, 2008, primarily due to:

•	decreases in the amount of short-term notes (Letras); and

•	the prepayment of a promissory note in an aggregate amount equal to Ps.7.0 billion.

Argentina’s medium- and long-term debt increased to 86.1% of total gross public debt as of December 31, 2008, from 73.6% as of December 31, 2004, primarily due to:

•	the effects of the 2005 Debt Exchange, which decreased principal and interest arrears of eligible debt as a percentage of total gross public debt; and

•	the issuance of long-term Par, Discount, and Quasi-Par Bonds in the 2005 Debt Exchange.

Argentina’s medium- and long-term debt increased to 87.3% of total gross public debt as of September 30, 2009, from 86.1% as of December 31, 2008, although the amount of this type of debt decreased by U.S.$1.9 billion.  The increase in Argentina’s medium- and long-term debt when expressed as a percentage of total gross public debt was due to a greater decrease in total gross public debt, which decreased by 3.0%, as compared to medium-and long-term debt, which decreased by 1.5%.  The decrease in medium and long-term debt was primarily due to:

•
the effects of the exchange of National Guaranteed Loans and other bonds that took place in the first nine months of 2009.  See—Debt Management Following the 2001 Debt Crisis—Other Restructurings and Liability Management Transactions;” and

•	the decrease in the amount of Bogars resulting from principal amortizations and the depreciation of the peso, which reduced peso-denominated debt when expressed in dollars by U.S.$1.1 billion.

These effects were partially offset by an increase in debt amounts due to CER adjustments.

Distribution of Total Gross Public Debt by Type of Creditor

The following tables set forth information relating to Argentina’s performing and non-performing public debt by creditor.  These tables do not include Untendered Debt, which totaled U.S.$29.0 billion as of December 31, 2008.  As of September 30, 2009, Untendered Debt totaled U.S.$30.0 billion.

Total Gross Performing and Non-Performing Public Debt by Creditor
(in millions of U.S. dollars)

	As of December 31,										As of September 30,
	2004		2005		2006		2007		2008		2009
Performing debt
Medium-term and long-term debt:
Official debt:
Multilateral debt:
IMF	U.S.$	14,071	U.S.$	9,453	U.S.$	0	U.S.$	0	U.S.$	0	U.S.$	0
World Bank		7,592		6,989		6,283		5,728		5,100		5,158
Inter-American Development Bank		8,896		8,729		8,703		8,785		8,861		9,229
Corporación Andina de Fomento		0		34		98		416		680		818,9
FONPLATA		38		51		64		82		92		87,2
European Investment Bank		39		36		34		31		28		26,3
International Fund for the Development of Agriculture		2		5		7		8		7		6.5
Total multilateral debt		30,639		25,296		15,189		15,050		14,769		15,326
Bilateral debt		420		907		93		986		928		1,511
Total official debt		31,059		26,203		15,281		16,036		15,697		16,837
Private creditors:
Suppliers		71		215		185		156		124		375
Commercial banks		53		52		650		1,027		1,345		4,678
Total debt to private creditors		124		267		835		1,183		1,469		5,053
Bonds:
Peso-denominated bonds		5,943		27,297		29,944		31,780		30,907		34,754
Foreign currency-denominated bonds		13,754		34,052		48,466		53,624		53,971		52,108
Total bonds		19,697		61,348		78,410		85,404		84,878		86,862
National Guaranteed Loans		14,646		14,269		13,981		13,037		11,995		4,560
Bogars		10,208		11,539		11,824		11,849		11,027		9,894
Total medium-term and long-term debt		75,733		113,627		120,331		127,510		125,065		123,207
Short-term debt:
Treasury notes		0		1,555		1,309		1,955		4,090		3,264
Temporary advances from the Central Bank		4,468		5,263		5,986		6,774		7,700		8,171
Promissory notes		697		960		1,143		1,739		2,191		92
Total short-term debt		5,165		7,778		8,438		10,467		13,981		11,526
Total performing debt		80,898		121,405		128,769		137,977		139,046		134,733

Non-performing debt(1)
Non-performing debt not yet due:
Medium-term and long-term debt:
Bilateral debt(2):
Paris Club		1,635		1,175		861		463		0		0
Other bilateral debt		1,162		809		618		458		347		299
Total bilateral debt		2,796		1,984		1,479		921		347		299
Private Creditors:
Suppliers		409		260		210		204		134		120
Commercial banks		1,055		825		646		138		108		93
Total debt to private creditors		1,464		1,085		857		342		243		213
Bonds:
Peso-denominated bonds		2,578		628		244		0		0		0
Foreign currency-denominated bonds		58,230		0		0		0		0		0
Total bonds		60,808		628		244		0		0		0
Total non-performing debt not yet due		65,068		3,697		2,580		1,262		590		512
Non-performing principal and interest arrears:
Bonds		39,724		0		0		0		0		0
Paris Club		1,151		1,411		1,946		2,610		3,133		3,208
Other bilateral debt		2,264		1,993		2,509		1,830		2,116		2,202
Commercial banks		841		620		758		907		897		874
Suppliers		1,363		100		163		141		193		137
Total non-performing principal and interest arrears		45,344		4,125		5,377		5,489		6,339		6,420
Total non-performing debt		110,411		7,822		7,956		6,751		6,929		6,932
Total gross public debt including arrears(3)	U.S.$	191,309	U.S.$	129,227	U.S.$	136,725	U.S.$	144,729	U.S.$	145,975	U.S.$	141,665
Memorandum item:
Untendered Debt		-	U.S.$	23,556	U.S.$	26,076	U.S.$	28,857	U.S.$	28,984	U.S.$	30,004
_______________________
(1)	For a definition of non-performing debt, see “Certain Defined Terms and Conventions—Certain Defined Terms.”
(2)
Bilateral debt is composed of debt that we refer to as Paris Club debt and other bilateral debt. Paris Club debt includes all debt with country members of the Paris Club that has been restructured in negotiation rounds with members of the Paris Club. Other bilateral debt includes all other debt with sovereign governments. The substantial majority of other bilateral debt relates to debt owed to country members of the Paris Club.

(3)
For 2005, 2006, 2007, 2008 and the portion of 2009 covered by this table, figures exclude Untendered Debt.  Untendered Debt totaled U.S.$29.0 billion as of December 31, 2008 and U.S.$30.0 billion as of September 30, 2009.

Source: Ministry of Economy.

Total Gross Performing and Non-Performing Public Debt by Creditor
(as a % of total gross public debt)

	As of December 31,					As of September 30,
	2004	2005	2006	2007	2008	2009
Performing debt
Medium-term and long-term debt:
Official debt:
Multilateral debt:
IMF	7.4%	7.3%	0.0%	0.0%	0.0%	0.0%
World Bank	4.0	5.4	4.6	4.0	3.5	3.6
Inter-American Development Bank	4.7	6.8	6.4	6.1	6.1	6.5
Corporación Andina de Fomento	0.0	0.0	0.1	0.3	0.5	0.6
FONPLATA	0.0	0.0	0.0	0.1	0.1	0.1
European Investment Bank	0.0	0.0	0.0	0.0	0.0	0.0
International Fund for Agricultural Development	0.0	0.0	0.0	0.0	0.0	0.0
Total multilateral debt	16.0	19.6	11.1	10.4	10.1	10.8
Bilateral debt	0.2	0.7	0.1	0.7	0.6	1.1
Total official debt	16.2	20.3	11.2	11.1	10.8	11.9
Private creditors:
Suppliers	0.0	0.2	0.1	0.1	0.1	0.3
Commercial banks	0.0	0.0	0.5	0.7	0.9	3.3
Total debt to private creditors	0.1	0.2	0.6	0.8	1.0	3.6
Bonds:
Peso-denominated bonds	3.1	21.1	21.9	22.0	21.2	24.5
Foreign currency-denominated bonds	7.2	26.4	35.4	37.1	37.0	36.8
Total bonds	10.3	47.5	57.3	59.0	58.1	61.3
National Guaranteed Loans	7.7	11.0	10.2	9.0	8.2	3.2
Bogars	5.3	8.9	8.6	8.2	7.6	7.0
Total medium-term and long-term debt	39.6	87.9	88.0	88.1	85.7	87.0
Short-term debt:
Treasury notes	0.0	1.2	1.0	1.4	2.8	2.3
Temporary advances from the Central Bank	2.3	4.1	4.4	4.7	5.3	5.8
Promissory notes	0.4	0.7	0.8	1.2	1.5	0.1
Total short term debt	2.7	6.0	6.2	7.2	9.6	8.1
Total performing gross public debt	42.3%	93.9%	94.2%	95.3%	95.3%	95.1%
Non-performing debt (1)
Non-performing debt not yet due:
Medium-term and long-term debt:
Bilateral debt(2):
Paris Club	0.9	0.9	0.6	0.3	0.0	0.0
Other bilateral debt	0.6	0.6	0.5	0.3	0.2	0.2
Total bilateral debt	1.5	1.5	1.1	0.6	0.2	0.2
Private Creditors:
Suppliers	0.2	0.2	0.2	0.1	0.1	0.1
Commercial banks	0.6	0.6	0.5	0.1	0.1	0.1
Total debt to private creditors	0.8	0.8	0.6	0.2	0.2	0.2
Bonds:
Peso-denominated bonds	1.3	0.5	0.2	0.0	0.0	0.0
Foreign currency-denominated bonds	30.4	0.0	0.0	0.0	0.0	0.0
Total bonds	31.8	0.5	0.2	0.0	0.0	0.0
Total non-performing debt not yet due	34.0	2.9	1.9	0.9	0.4	0.4
Non-performing principal and interest arrears:
Bonds	20.8	0.0	0.0	0.0	0.0	0.0
Paris Club	0.6	1.1	1.4	1.8	2.1	2.3
Other bilateral debt	1.2	1.5	1.8	1.3	1.4	1.6
Commercial banks	0.4	0.5	0.6	0.6	0.6	0.6
Suppliers	0.7	0.1	0.1	0.1	0.1	0.1
Total non-performing principal and interest arrears	23.7	3.2	3.9	3.8	4.3	4.5
Total non-performing debt	57.7	6.1	5.8	4.7	4.7	4.9
Total gross public debt including arrears(3)	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
_______________________
(1)	For a definition of non-performing debt, see “Certain Defined Terms and Conventions—Certain Defined Terms.”
(2)
Bilateral debt is composed of debt that we refer to as Paris Club debt and other bilateral debt. Paris Club debt includes all debt with country members of the Paris Club that has been restructured in negotiation rounds with members of the Paris Club. Other bilateral debt includes all other debt with sovereign governments. The substantial majority of other bilateral debt relates to debt owed to country members of the Paris Club.

(3)
For 2005, 2006, 2007, 2008 and the portion of 2009 covered by this table, figures exclude Untendered Debt.  Untendered Debt totaled U.S.$29.0 billion as of December 31, 2008 and U.S.$30.0 billion as of September 30, 2009.

Source:  Ministry of Economy.

Performing Debt

Multilateral debt decreased to 10.6% of total performing debt as of December 31, 2008, from 37.9% as of December 31, 2004, primarily as a result of the repayment of all outstanding debt owed to the IMF in the amount of U.S.$9.5 billion in January 2006.  Bond debt (including National Guaranteed Loans and Bogars) increased to 77.6% of total performing debt as of December 31, 2008, from 55.1% as of December 31, 2004 primarily as a result of the 2005 Debt Exchange in which a substantial amount of non-performing debt was exchanged into new performing bond debt and new bond issuances after 2005, primarily in the domestic market, including placements to Venezuela.  Short-term debt increased to 10.1% of total performing debt as of December 31, 2008, from 6.4% as of December 31, 2004, primarily as a result of increases in the amount of short-term financing from the Central Bank and issuances of short-term notes to public sector entities.

National Guaranteed Loans debt decreased to 3.4% of total performing debt as of September 30, 2009, from 8.6% as of December 31, 2008, primarily as a result of liability management transactions.  See “—Debt Management Following the 2001 Debt Crisis—Other Restructurings and Liability Management Transactions.”

Short-term debt decreased to 8.6% of total performing debt as of September 30, 2009, from 10.1% as of December 31, 2008, and medium-term and long-term debt increased to 91.4% of total performing debt as of September 30, 2009, from 89.9% as of December 31, 2008, primarily as a result of the issuance of Bonar Pesos 2014, Promissory Notes Pesos 2014, Bonar Pesos 2015, Promissory Notes Pesos 2015, loans from Banco de la Nación Argentina and Bonar Pesos 2016.

Non-Performing Debt

Bond debt decreased to 0% of total non-performing debt as of December 31, 2008, from 91.1% as of December 31, 2004, primarily as a result of the 2005 Debt Exchange in which a substantial amount of non-performing debt was exchanged into new performing bond debt.  Untendered Debt is not included in the definition of non-performing debt.  See “Certain Defined Terms and Conventions—Certain Defined Terms.”  Untendered Debt totaled U.S.$29.0 billion as of December 31, 2008 and U.S.$30.0 billion as of September 30, 2009.

Changes in Total Gross Public Debt by Creditor in 2008 and in the First Nine Months of 2009

In 2008, Argentina’s bond debt decreased by U.S.$526 million to 58.1% of Argentina’s total gross public debt from 59.0% in 2007.  This decrease resulted primarily from higher principal amortizations that offset the increases resulting from CER adjustments and new issuances.  The depreciation of the peso in 2008 also had the effect of reducing the total bond debt amount when expressed in U.S. dollars.  Debt amounts do not include Untendered Debt, which totaled U.S.$29.0 billion as of December 31, 2008.

In addition, in 2008 the following categories of debt decreased as a percentage of Argentina’s total gross public debt:

•
Argentina’s National Guaranteed Loans decreased by U.S.$1.0 billion, to 8.2% of Argentina’s total gross public debt from 9.0% in 2007.  This decrease resulted primarily from the depreciation of the peso (which reduced peso-denominated debt when expressed in dollars by U.S.$1.2 billion) and principal amortizations that amounted to U.S.$874.9 million.  These effects were partially offset by an increase in debt amounts due to CER adjustments of U.S.$922 million and interest compounding of U.S.$65.1 million.

•
Argentina’s Bogar decreased by U.S.$822.4 million, to 7.6% of Argentina’s total debt from 8.2% in 2007.  This decrease resulted primarily from the depreciation of the peso (which reduced peso-denominated debt when expressed in U.S dollars by U.S.$1.1 billion) and principal amortizations that amounted to U.S.$683.0 million.  These effects were partially offset by an increase in debt amounts due to CER adjustments of U.S.$921.6 million.

•
Argentina’s multilateral debt decreased by U.S.$280.9 million, to 10.1% of Argentina’s total debt from 10.4% in 2007.  This decrease resulted primarily from higher principal amortizations than disbursements.

These decreases were partially offset primarily by the following increases:

•
Argentina’s short-term debt increased by U.S.$3.5 billion, to 9.6% of Argentina’s total debt from 7.2% in 2007, primarily due to increases in short-term financing by the Central Bank, the Treasury and issuances of promissory notes that amounted to U.S.$15.4 billion. These effects were partially offset by principal amortizations that amounted to U.S.$10.6 billion and the depreciation of the peso (which reduced peso-denominated debt when expressed in U.S dollars by U.S.$1.4 billion).

•	Argentina’s private creditors debt increased by U.S.$228.2 million, to 1.9% of Argentina’s total gross public debt from 1.8% in 2007, primarily due to increases in commercial banks debt.

•	Argentina’s bilateral debt increased by U.S.$176.4 million, to 4.5% of Argentina’s total gross public debt from 4.4% in 2007, primarily due to the accumulation of past due interest.

In the first nine months of 2009, Argentina’s bond debt increased by U.S.$2.0 billion to 61.3% of Argentina’s total gross public debt from 58.1% in 2008.  This increase resulted primarily from liability management transactions (for the cases in which the exchange involved the cancellation of National Guaranteed Loans and the issuance of new bonds) and the issuance of Bonar Pesos 2016.  See “—Debt Management Following the 2001 Debt Crisis—Other Restructurings and Liability Management Transactions.”

In addition, in the first nine months of 2009, the following categories of debt increased as a percentage of Argentina’s total gross public debt:

•	Argentina’s private creditors’ debt increased by U.S.$3.5 billion to 4.4% of Argentina’s total gross public debt from 1.9% in 2008, primarily due to increases in commercial banks debt.

•
Argentina’s multilateral debt increased by U.S.$557 million, to 10.8% of Argentina’s total gross public debt from 10.1% in 2008.  This increase resulted primarily from higher disbursements than amortizations.

•
Argentina’s bilateral debt increased by U.S.$695 million to 5.1% of Argentina’s total gross public debt from 4.5% in 2008.  This increase resulted primarily from the depreciation of dollar against the euro and the accumulation of past due interest on such debt.

These increases were partially offset primarily by the following decreases:

•
Argentina’s National Guaranteed Loans decreased by U.S.$7.4 billion to 3.2% of Argentina’s total gross public debt from 8.2% in 2008.  This decrease resulted primarily from certain liability management transactions.  See “—Debt Management Following the 2001 Debt Crisis—Other Restructurings and Liability Management Transactions.”  In addition, the depreciation of the peso (which reduced peso-denominated debt when expressed in dollars by U.S.$516.6 million) and principal amortizations that amounted to U.S.$1.2 billion further contributed to the decrease.  These effects were partially offset by an increase in debt amounts due to CER adjustments of U.S.$217 million.

•
Argentina’s short-term debt decreased by U.S.$2.5 billion, to 8.1% of Argentina’s total gross public debt from 9.6% in 2008, primarily due to decreases in short-term financing by the Treasury and issuances of promissory notes.  In addition, the depreciation of the peso (which reduced peso-denominated debt when expressed in dollars by U.S.$647 million) further contributed to the decrease.

•
Argentina’s Bogars decreased by U.S.$1.1 billion to 7.0% of Argentina’s total gross public debt from 7.6% in 2008.  This decrease resulted primarily from the depreciation of the peso (which reduced peso-denominated debt when expressed in dollars by U.S.$1.1 billion) and principal amortizations that amounted to U.S.$462 million.  These effects were partially offset by an increase in debt amounts due to CER adjustments of U.S.$450 million.

Foreign Currency-Denominated Debt

The following tables set forth information regarding Argentina’s total foreign currency-denominated debt, including past due principal and interest, as of the dates indicated.  This table does not include Untendered Debt, which totaled U.S.$29.0 billion as of December 31, 2008.  As of September 30, 2009, Untendered Debt totaled U.S.$30.0 billion.

Foreign Currency-Denominated Public Debt(1)
(in millions of U.S. dollars)

	As of December 31,										As of September 30,
	2004		2005		2006		2007		2008		2009
Performing debt	U.S.$	44,696	U.S.$	59,771	U.S.$	63,926	U.S.$	69,977	U.S.$	70,062	U.S.$	70,406
Boden		12,964		14,339		15,417		15,417		15,746		13,343
Multilateral debt		30,639		25,296		15,189		15,050		14,769		15,326
Par Bonds		0		12,748		13,430		14,210		13,954		14,215
Non-transferable notes from the BCRA 2016		0		0		9,530		9,530		9,530		9,530
Discount Bonds		0		6,913		7,551		8,921		9,148		9,428
Bonar		0		0		2,500		5,574		5,574		5,574
Bilateral debt		242		211		93		986		928		1,511
Treasury notes		0		0		0		0		96		987
Promissory notes		0		0		0		151		163		92
Commercial banks		53		33		21		28		21		11
Bocones		20		17		13		11		6		5
Other		779		213		183		100		127		384
Non-performing debt		99,942		6,639		7,250		6,377		6,595		6,671
Non-performing debt not yet due		61,811		2,657		2,092		1,096		449		386
Non-performing debt arrears		38,131		3,982		5,158		5,281		6,146		6,285
Total foreign currency-denominated debt	U.S.$	144,638	U.S.$	66,410	U.S.$	71,176	U.S.$	76,354	U.S.$	76,657	U.S.$	77,077
_______________________
(1)
For 2005, 2006, 2007, 2008 and the portion of 2009 covered by this table, figures exclude Untendered Debt.  Untendered Debt totaled U.S.$29.0 billion as of December 31, 2008 and U.S.$30.0 billion as of September 30, 2009.

Gross Foreign Currency-Denominated Public Debt(1)
(in millions of U.S. dollars)

	As of December 31,										As of September 30,
	2004		2005		2006		2007		2008		2009
Foreign currency-denominated debt(2)	U.S.$	144,638	U.S.$	66,410	U.S.$	71,176	U.S.$	76,354	U.S.$	76,657	U.S.$	77,077
As a % of GDP(3)		94.4%		36.3%		33.4%		29.3%		23.5%		25.7%
As a % of Government revenues		402.9%		152.7%		138.3%		109.0%		84.7%		81.2%
As a % of exports		362.8%		141.2%		130.5%		115.6%		93.4%		114.2%
As a % of international reserves		736.2%		236.5%		222.2%		165.4%		165.3%		160.7%
As a % of total gross public debt		75.6%		51.4%		52.1%		52.8%		52.5%		54.4%
_______________________
(1)	Includes performing and non-performing debt.
(2)
For 2005, 2006, 2007, 2008 and the portion of 2009 covered by this table, figures exclude Untendered Debt.  Untendered Debt totaled U.S.$29.0 billion as of December 31, 2008 and U.S.$30.0 billion as of September 30, 2009.

(3)	GDP figures are expressed in nominal terms.
Source:  Ministry of Economy.

Under the Convertibility Regime, most of Argentina’s public debt was denominated in foreign currencies (primarily in U.S. dollars).  After the 2005 Debt Exchange, Argentina’s foreign currency-denominated debt decreased to 51.4% of total debt as of December 31, 2005 from 75.6% as of December 31, 2004.  Since then, the percentage of foreign currency-denominated debt as a percentage of total debt has remained stable at approximately 50%.  After the 2005 Debt Exchange, total foreign currency-denominated debt increased 15.4% to U.S.$76.7 million as of December 31, 2008 from U.S.$66.4 million as of December 31, 2005, primarily as a result of new bond issuances in the domestic market, including issuances to Venezuela, and the accumulation of interest arrears.

From 2004 through the first nine months of 2009, foreign currency-denominated debt decreased as a percentage of nominal GDP, government revenues, exports and international reserves, primarily due to:

•	economic growth during the period;

•	increased efficiency in revenues collection;

•	growth in exports (due to high international prices and exchange rate competitiveness); and

•	the accumulation of international reserves.

Foreign Currency-Denominated Debt in 2008 and During the First Nine Months of 2009

In 2008, Argentina’s foreign currency-denominated debt, excluding Untendered Debt, increased by 0.4% to U.S.$76.7 billion, primarily as a result of:

•	the issuance of U.S.$4.9 billion in bonds and multilateral loans; and

•	compounding of U.S.$397.2 million in interest.

These factors were partially offset by principal amortizations that amounted to U.S.$5.0 billion and exchange rate fluctuations, including the nominal depreciation of the euro against the dollar, which reduced debt by U.S.$90 million.

In the first nine months of 2009, Argentina’s foreign currency-denominated debt excluding Untendered Debt, increased by 0.5% to U.S.$77.1 billion as compared to December 31, 2008, primarily as a result of.

•	the issuance of U.S.$2.5 billion in Treasury notes and multilateral loans;

•	compounding of approximately U.S.$366 million in interest; and

•	exchange rate fluctuations, the nominal appreciation of the euro against the dollar, which increased debt by U.S.$509 million.

These factors were partially offset by principal amortizations that amounted to U.S.$2.9 billion.

The following table sets forth information regarding Argentina’s total foreign currency-denominated debt by type of currency as of the dates indicated.  This table does not include Untendered Debt, which totaled approximately U.S.$29.0 billion as of December 31, 2008.  As of September 30, 2009, Untendered Debt totaled approximately U.S.$30.0 billion

Gross Foreign Currency-Denominated Public Debt, by Currency(1)
(in millions of U.S. dollars)

	As of December 31,										As of September 30,
	2004		2005		2006		2007		2008		2009
U.S. dollars	U.S.$	79,306	U.S.$	40,974	U.S.$	54,023	U.S.$	57,588	U.S.$	59,126	U.S.$	59,941
euro		41,464		11,256		12,734		14,534		14,415		14,678
Japanese yen		5,144		1,498		1,487		1,567		2,456		2,017
Other(2)		18,724		12,683		2,932		2,664		661		441
Foreign currency-denominated debt	U.S.$	144,638	U.S.$	66,410	U.S.$	71,176	U.S.$	76,354	U.S.$	76,657	U.S.$	77,077
_______________________
(1)
Includes performing and non-performing debt. Figures include principal and interest arrears.  For 2005, 2006, 2007 and 2008, figures exclude Untendered Debt.  Untendered Debt totaled U.S.$29.0 billion as of December 31, 2008 and U.S.$30.0 billion as of September 30, 2009.

(2)	Figures include Danish crown, Swedish crowns, Canadian dollar, Australian dollar and Kuwaiti dinar.
Source: Ministry of Economy.

As of December 31, 2008, including past due principal and interest, Argentina’s total gross public debt was denominated as follows:

•	40.5% in U.S. dollars;

•	9.9% in euro;

•	1.7% in Japanese yen; and

•	0.5% in other foreign currencies.

As of September 30, 2009, including past due principal and interest, Argentina’s total gross public debt was denominated as follows:

•	42.3% in U.S. dollars;

•	10.4% in euro;

•	1.4% in Japanese yen; and

•	0.3% in other foreign currencies.

Foreign Currency-Denominated Debt Service

In 2004, Argentina’s interest expense on its foreign currency-denominated debt was U.S.$1.3 billion (0.9% of nominal GDP).  In 2005, Argentina’s interest expense on its foreign currency-denominated debt was U.S.$2.4 billion (1.3% of nominal GDP).  Interest expense increased thereafter as a consequence of the 2005 Debt Exchange (although it decreased as a percentage of nominal GDP), due to the interest paid on the new bonds issued, which amounted to U.S.$663.2 million in 2005, U.S.$443.7 million in 2006, U.S.$488.2 million in 2007, U.S.$1.3 billion in 2008, and U.S.$521 million as of November 30, 2009.  In 2006, Argentina’s interest expense on its foreign currency-denominated debt was U.S.$2.5 billion (1.2% of nominal GDP).  In 2007, Argentina’s interest expense on its foreign currency-denominated debt was U.S.$3.4 billion (1.3% of nominal GDP).  In 2008, Argentina’s interest expense on its foreign currency-denominated debt was U.S.$3.5 billion (1.1% of nominal GDP).  In 2009, Argentina’s interest expense on its foreign currency-denominated debt was U.S.$3.6 billion.

The following table sets forth information regarding Argentina’s projected debt service obligations on its performing foreign currency-denominated debt for the periods indicated.

Projected Performing Foreign Currency-Denominated Public Debt Service by Creditor(1)(2)
(in millions of U.S. dollars)
	Fourth quarter
	2009		2010		2011		2012		2013
	Capital	Interest	Capital	Interest	Capital	Interest	Capital	Interest	Capital	Interest
Multilateral debt:
Inter-American Development Bank	$238	$89	$844	$354	$841	$315	$794	$276	$726	$242
World Bank	180	31	751	143	621	125	598	111	509	95
Corporación Andina de Fomento	12	8	52	19	67	18	84	16	86	13
FONPLATA	0	0	11	3	10	3	10	2	10	2
European Investment Bank	2	1	3	2	4	2	4	1	4	1
International Fund for Agricultural Development	1	0	1	0	1	0	1	0	1	0
International Monetary Fund	0	0	0	0	0	0	0	0	0	0
Total multilateral debt	433	129	1,663	521	1,544	462	1,491	407	1,337	353
Bilateral debt	42	22	254	49	289	41	342	31	231	21
Total official debt	475	151	1,916	571	1,833	503	1,833	438	1,569	374
Private creditors:
Suppliers	27	13	55	23	55	20	55	16	55	12
Commercial banks	9	0	0	0	0	0	0	0	0	0
Total private creditors	36	13	55	24	55	20	55	16	55	12
Bonds:
Bonds	7	548	2,431	1,821	3,927	1,743	2,427	1,676	2,245	1,661
Treasury notes	500	2	487	9	0	0	0	0	0	0
Promissory notes	0	0	92	0	0	0	0	0	0	0
Total bonds	507	550	3,009	1,829	3,927	1,743	2,427	1,676	2,245	1,661
Total performing foreign-currency denominated debt service	1,019	714	4,981	2,423	5,815	2,265	4,314	2,129	3,868	2,047

	2014		2015		2016		2017		2018
	Capital	Interest	Capital	Interest	Capital	Interest	Capital	Interest	Capital	Interest
Multilateral debt:
Inter-American Development Bank	$691	$210	$604	$181	$557	$157	$542	$134	$468	$112
World Bank	470	79	483	63	469	46	327	30	303	19
Corporación Andina de Fomento	77	11	67	9	67	8	65	6	64	5
FONPLATA	10	2	10	1	8	1	6	1	6	0
European Investment Bank	5	1	5	1	0	0	0	0	0	0
International Fund for Agricultural Development	1	0	0	0	0	0	0	0	0	0
International Monetary Fund	0	0	0	0	0	0	0	0	0	0
Total multilateral debt	1,253	303	1,169	255	1,101	212	941	171	841	136
Bilateral debt	86	15	86	10	84	5	10	1	6	0
Total official debt	1,339	317	1,255	265	1,186	217	950	172	848	136
Private creditors:
Suppliers	55	8	35	4	35	2	0	0	0	0
Commercial banks	0	0	0	0	0	0	0	0	0	0
Total private creditors	55	8	36	4	36	2	0	0	0	0
Bonds:
Bonds	0	1,750	5,818	1,750	9,530	1,291	2,081	1,165	0	1,092
Treasury notes	0	0	0	0	0	0	0	0	0	0
Promissory notes	0	0	0	0	0	0	0	0	0	0
Total bonds	0	1,750	5,818	1,750	9,530	1,291	2,081	1,165	0	1,092
Total performing foreign-currency denominated debt service	1,393	2,076	7,108	2,020	10,751	1,510	3,031	1,336	848	1,228
_______________________
(1)	Calculated based on total debt, exchange and interest rates as of September 30, 2009.
(2)	Includes payments made by the Government to comply with judgments obtained by private parties through acciones de amparo. See “—Legal Proceedings—Litigation in Argentina.”
Source: Ministry of Economy.

Peso-Denominated Debt

The following table sets forth information regarding Argentina’s total peso-denominated debt as of the dates indicated.  This table does not include defaulted debt in respect of securities that were eligible for, but were not tendered in, the 2005 Debt Exchange, or “Untendered Debt,” which totaled approximately U.S.$29.0 billion as of December 31, 2008.  As of September 30, 2009, Untendered Debt totaled approximately U.S.$30.0 billion

Peso-Denominated Debt
(in millions of U.S. dollars)
	As of December 31,										As of September 30,
	2004		2005		2006		2007		2008		2009

Performing	U.S.$	36,202	U.S.$	61,634	U.S.$	64,844	U.S.$	68,000	U.S.$	68,984	U.S.$	64,327
Quasi-Par Bonds		0		10,224		11,364		12,067		12,281		11,715
Bonar		0		0		0		476		1,634		11,590
Bogar		10,208		11,539		11,824		11,849		11,027		9,894
Temporary advances from the Central Bank		4,468		5,263		5,986		6,774		7,700		8,171
Discount Bonds		0		6,485		7,189		7,573		6,280		5,945
Commercial banks		0		18		629		1,000		1,324		4,667
National Guaranteed Loans		14,646		14,269		13,981		13,037		11,995		4,560
Treasury Notes		0		1,555		1,309		1,955		3,994		2,276
Par Bonds		0		2,131		2,292		2,347		2,311		2,169
Bocones		1,602		2,718		3,594		4,199		4,033		2,123
Boden		3,126		5,433		5,217		4,838		4,113		984
Promissory notes		697		960		1,143		1,588		2,028		0
Bilateral debt		178		696		0		0		0		0
Other		1,278		343		316		298		264		233
Non-performing debt		10,469		1,182		706		374		334		261
Non-performing debt not yet due		3,256		1,039		487		166		141		127
Non-performing debt arrears		7,213		143		218		208		193		135
Total peso-denominated debt	U.S.$	46,671	U.S.$	62,816	U.S.$	65,549	U.S.$	68,375	U.S.$	69,318	U.S.$	64,588
_______________________

Total peso-denominated debt, excluding Untendered Debt, increased 48.5% to Ps.239.3 billion (U.S.$69.3 billion, or 47.5% of total debt) as of December 31, 2008 from Ps.139.0 billion (U.S.$46.7 billion, or 24.4% of total debt) as of December 31, 2004, primarily as a result of:

•
the 2005 Debt Exchange, in which the Government exchanged a substantial portion of foreign currency-denominated debt for peso-denominated debt and issued U.S.$18.8 billion in Par, Quasi-Par and Discount Bonds (GDP-linked Securities, which are not counted as debt, were also issued);

•	the increase in issuances of peso-denominated debt in the domestic market during the period due, in part, to Argentina’s limited access to the international capital markets; and

•	adjustments to inflation since a portion of the peso-denominated debt is subject to adjustment for inflation based on CER.

In the first nine months of 2009, Argentina’s peso-denominated debt, excluding Untendered Debt, expressed in dollars decreased by 6.8% to U.S.$64.6 billion as compared to December 31, 2008, primarily as a result of:

•	exchange rate fluctuations, that reduced debt by U.S.$6.9 billion;

•	principal amortization payments that totaled U.S.$15.6 billion; and

•	debt cancellation due to liability management transactions that totaled U.S.$9.6 billion.

These factors were partially offset by the issuance of U.S.$25.4 billion in Bonars, temporary advances from the Central Bank, loans from Banco de la Nación Argentina, Treasury notes and promissory notes loans and inflation adjustments of U.S.$1.9 billion and compounding approximately of U.S.$42.2 million in interest.

Peso-Denominated Debt Service

In 2004, interest on Argentina’s peso-denominated debt did not change significantly from 2003, remaining at Ps.1.9 billion (U.S.$640.9 million, or 32.8% of total interest), as the Government had suspended servicing on most of its debts.

In 2005, interest on Argentina’s peso-denominated debt increased by 66.8% to Ps.3.1 billion (U.S.$1.1 billion, or 30.5% of total interest).  This 66.8% increase from 2004 resulted from the servicing of peso-denominated securities newly issued in the 2005 Debt Exchange.

In 2006, interest on Argentina’s peso-denominated debt increased by 19.9% to Ps.3.7 billion (U.S.$1.2 billion, or 32.4% of total interest).  This increase was primarily due to greater payments of interest on National Guaranteed Loans and the increase in interest due on GDP-linked Securities caused by the increase in Argentina’s GDP.

In 2007, interest on Argentina’s peso-denominated debt increased by 55.2 % to Ps.5.8 billion  (U.S.$1.9 billion, or 35.4 % of total interest).  This increase was primarily due to an increase in the amount of Treasury notes issued in 2007 and the increase in interest due on GDP-linked Securities caused by the increase in Argentina’s GDP.

In 2008, interest on Argentina’s peso-denominated debt increased by 14.6% to Ps.6.7 billion (U.S.$2.1 billion, or 37.3% of total interest).  This increase was primarily due to the increase in interest due on GDP-linked Securities caused by the increase in Argentina’s GDP, and the increase in interest due on Bonar and on Treasury notes.

In 2009, interest on Argentina’s peso-denominated debt increased by 66.5% to Ps.11.1 billion (U.S.$3.0 billion, or 45.4% of total interest).  This increase was primarily due to an increase in the stock of Bonar (which in turn generated a greater amount of interest) and interest payments on Treasury notes.

The following table sets forth information regarding Argentina’s projected debt service on its performing peso-denominated public debt for the periods indicated.

Projected Performing Peso-Denominated Public Debt Service by Creditor(1)(2)
(in millions of U.S. dollars)

	Fourth quarter
	2009		2010		2011		2012		2013
	Capital	Interest	Capital	Interest	Capital	Interest	Capital	Interest	Capital	Interest

Bonds	302	519	708	1,810	399	1,874	661	2,078	2,335	1,880
National guaranteed loans	175	54	363	206	318	194	218	177	106	171
National guaranteed loans (Bogars)	151	49	843	188	890	170	893	152	906	134
Private creditors:
Commercial banks	26	118	976	404	1,160	308	53	295	161	281
Suppliers	3	0	1	0	0	0	0	0	0	0
Total private creditors	28	118	977	404	1,160	308	53	295	161	281
Temporary Advances from the Central Bank	3,435	0	4,736	0	0	0	0	0	0	0
Treasury notes	1,201	72	1,075	80	0	0	0	0	0	0
Promissory notes	0	0	0	0	0	0	0	0	0	0
Total performing peso- denominated debt service	5,292	813	8,702	2,689	2,767	2,546	1,824	2,703	3,507	2,466

	2014		2015		2016		2017		2018
	Capital	Interest	Capital	Interest	Capital	Interest	Capital	Interest	Capital	Interest
Bonds	5,615	1,701	969	1,399	3,115	968	86	845	86	843
National guaranteed Loans	1	169	157	165	578	154	1,090	102	295	70
National guaranteed loans (Bogars)	1,359	113	1,450	84	1,455	55	1,479	25	329	4
Private creditors:
Commercial banks	1,526	98	161	20	0	7	0	7	0	7
Suppliers	0	0	0	0	0	0	0	0	0	0
Total private creditors	1,526	98	161	20	0	7	0	7	0	7
Temporary Advances from the Central Bank	0	0	0	0	0	0	0	0	0	0
Treasury notes	0	0	0	0	0	0	0	0	0	0
Promissory notes	0	0	0	0	0	0	0	0	0	0
Total performing peso- denominated debt service	8,500	2,081	2,737	1,668	5,148	1,185	2,655	979	710	925
_______________________
(1)	Calculated based on the stock of debt, exchange rate and interest rates as of September 30, 2009.
(2)	Includes payments made by the Government to comply with judgments obtained by private parties through acciones de amparo. See “—Legal Proceedings—Litigation in Argentina.
Source: Ministry of Economy.

Debt Owed to Financial Institutions

Historically, the IMF, the IADB and the World Bank have provided Argentina with financial support subject to the Government’s compliance with stabilization and reform policies.  The financial support of the World Bank and the IADB include sector-specific and structural loans intended to finance social programs, public works and structural projects at the national and provincial levels.  From 2004 to 2008, the total amount of debt owed by the Government to multilateral creditors decreased by U.S.$15.9 billion (51.8%) to U.S.$14.8 billion, mainly as a result of prepayment of amounts owed to the IMF.  During the first nine months of 2009, the total amount of debt owed by the Government to multilateral creditors increased by U.S.$556.9 million (3.8%) to U.S.$15.3 billion, mainly as a result of higher disbursements than amortizations.

In 2004, the Government made principal payments to multilateral lenders, net of disbursement, (including the IMF, the IADB, the World Bank and other institutions) in an aggregate amount of U.S.$2.3 billion, a 178.9% increase compared to the previous year.

Following the settlement of the 2005 Debt Exchange, the Government announced its intention to prepay all of its outstanding debt with the IMF, totaling U.S.$9.5 billion. During 2005, the Government made principal payments to multilateral lenders, net of disbursement, in an aggregate amount of U.S.$4.1 billion, a 77.1% increase compared to the previous year.  In 2006, the Government made principal payments to multilateral lenders, net of disbursement, of U.S.$10.2 billion, including the U.S.$9.5 billion payment in full to the IMF, which was made on January 3, 2006.  As a result of the IMF prepayment, in 2007, principal payments to multilateral lenders, net of disbursements, decreased to U.S.$210 million.  In 2008, the Government made principal payments to multilateral lenders, net of disbursement, of U.S.$400.4 million.  In the first nine months of 2009, the Government made principal payments to multilateral lenders of U.S.$1.3 billion and multilateral lenders made disbursements to the Government of U.S.$1.9 billion.

From 2004 to 2008, the total amount of interest payments to multilateral lenders (including the IMF, the IADB, the World Bank and other institutions) was U.S.$4.9 billion.  Such amount was U.S.$424 million during the first nine months of 2009.  The Government guarantees multilateral debt on behalf of the provinces.  These obligations totaled U.S.$2.3 billion as of December 31, 2008 and U.S.$2.1 billion as of September 30, 2009.  These obligations generate a countervailing credit for the Government consisting of each province’s obligation to repay amounts borrowed by the Government on its behalf.

The following table sets forth the disbursements from, and payments to, multilateral lenders as of the dates indicated.

	Disbursements/Payments - Multilateral Lenders (in millions of U.S. dollars) As of December 31,										As of September 30,
	2004		2005		2006		2007		2008		2009
World Bank:
Disbursements	U.S.$	770	U.S.$	362	U.S.$	468	U.S.$	518	U.S.$	336	U.S.$	689
Principal payments		(860)		(934)		(1,143)		(1,045)		(940)		(617)
Principal payments, net of disbursements		(90)		(572)		(676)		(527)		(604)		73
Interest payments		(241)		(282)		(339)		(352)		(252)		(126)
Payment of commissions		(4)		(3)		(3)		(4)		(5)		(4)
Net (outflows) inflows		(335)		(858)		(1,017)		(882)		(862)		(57)
International Monetary Fund:
Disbursements		3,451		—		—		—		0		0
Principal payments		(5,494)		(3,589)		(9,530)		—		0		0
Principal payments, net of disbursements		(2,043)		(3,589)		(9,530)		—		0		0
Interest payments		(553)		(513)		(81)		—		0		0
Payments of commissions		(5)		(5)		0		—		0		0
Net (outflows) inflows		(2,600)		(4,106)		(9,611)		—		0		0
Inter-American Development Bank:
Disbursements		344		597		1,133		1,507		1,231		1,014
Principal payments		(505)		(536)		(1,226)		(1,525)		(1,298)		(614)
Principal payments, net of disbursements		(161)		61		(93)		(17)		(67.6)		400
Interest payments		(423)		(453)		(484)		(479)		(425)		(271)
Payments of commissions		(5)		(5)		(3)		(4)		(4)		(10)
Net (outflows) inflows		(589)		(397)		(580)		(500)		(497)		119
IFAD:(1)
Disbursements		1.6		3.5		5.1		3.9		3.1		0.4
Principal payments		(2)		(2)		(3)		(4)		(4)		(1.4)
Principal payments, net of disbursements		—		1		2		—		(1)		(1)
Interest payments		—		—		—		—		(1)		(0.2)
Payments of commissions		—		—		—		—		0		0
Net (outflows) inflows		(1)		1		1		(1)		(1)		(1)
FONPLATA:(2)
Disbursements		12.0		11.2		19.7		26.3		15.7		4
Principal payments		(4)		(4)		(6)		(8)		(5)		(9)
Principal payments, net of disbursements		8		7		14		18		11		(5)
Interest payments		(1)		(1)		(3)		(4)		(5)		(5)
Payments of commissions		—		—		—		—		0		0
Net (outflows) inflows		6		5		10		14		6		(10)
Corporación Andina de Fomento:
Disbursements		—		34		64		328		286		151
Principal payments		—		—		—		(10)		(22)		(12)
Principal payments, net of disbursements		—		34		64		319		264		139
Interest payments		—		(1)		(4)		(11)		(20)		(21)
Payments of commissions		—		(1)		(1)		—		(2)		(1)
Net (outflows) inflows		—		31		59		307		242		117
The European Investment Bank
Disbursements		—		—		—		—		—		—
Principal payments		(7)		(2)		(3)		(3)		(3)		(2)
Principal payments, net of disbursements		(7)		(2)		(3)		(3)		(3)		(2)
Interest payments		(9)		(3)		(2)		(2)		(2)		(1)
Payments of commissions		—		—		—		—		—		—
Net (outflows) inflows		(15)		(5)		(5)		(5)		(5)		(3)
Total disbursements		4,578		1,007		1,689		2,384		1,871		1,859
Total principal payments		(6,871)		(5,067)		(11,911)		(2,594)		(2,272)		(1,255)
Principal payments, net of disbursements		(2,293)		(4,060)		(10,222)		(210)		(400)		604
Total interest payments		(1,227)		(1,254)		(913)		(848)		(706)		(424)
Total commissions		(14)		(15)		(7)		(8)		(12)		(15)
Total net (outflows) inflows	U.S.$	(3,534)	U.S.$	(5,329)	U.S.$	(11,142)	U.S.$	(1,067)	U.S.$	(1,118)	U.S.$	165
_______________________
(1)	International Fund for Agricultural Development.
(2)	Financial Fund for the development of the Plata Valley.
Source: Ministry of Economy.

International Monetary Fund

The IMF organized two separate financial aid packages for Argentina during the years leading up to the collapse of the Convertibility Regime— one in December 2000 and the other in August 2001.  As part of these packages, the IMF increased the amount available to Argentina under its credit facilities and secured for Argentina other sources of funding (including loan commitments from the World Bank, the IADB and the Spanish government).

Between 2001 and 2005, Argentina received disbursements from the IMF for a total amount of approximately U.S.$19.6 billion (U.S.$2.9 billion net of principal payments).  In August 2004, the IMF suspended disbursements under the 2003 Stand-By Arrangement after the Government indefinitely postponed the scheduled review of its performance under the arrangement.  The suspension of disbursements continued through 2005 and in December of that year the Government announced its intention to make an early repayment of its entire outstanding obligation to the IMF.  The Government believed that full repayment of its IMF debt would allow for more independence in macroeconomic management and support its structural reform agenda.

On January 3, 2006, the Government repaid all of its outstanding debt owed to the IMF in a single payment of U.S.$9.5 billion.  The payment to the IMF represented 7.4% of the total Argentine public debt and saved U.S.$568 million in interest.  The Government borrowed funds from the Central Bank to make the payment, which resulted in a 51.0% reduction of the Central Bank’s reserves to U.S.$19.0 billion.  The Government issued a 10-year U.S. dollar-denominated bond to repay the Central Bank for this financing.  As a result, the IMF repayment did not affect the Government’s total debt given that the IMF liability was exchanged for a Central Bank liability of the same value.

World Bank

From 2004 through 2008, the World Bank disbursed approximately U.S.$2.5 billion in loans to the Government partly for activities designed to foster economic recovery, both at the national and provincial levels, and partly for various social development programs.  As of December 31, 2008, the Government owed a total of U.S.$5.1 billion to the World Bank.  From this amount:

•	U.S.$1.6 billion, or 30.9% of the total, consisted of loans for social programs, such as the Heads of Households Transition Project;

•	U.S.$976.8 million, or 19.2% of the total, consisted of loans for public administration, law and justice related purposes, such as the Provincial Reform Loan;

•	U.S.$967.1 million, or 19.0% of the total, consisted of loans for health and other social services related purposes, such as the Maternal and Child Health and Nutrition 2 (PROMIN);

•	U.S.$787.5 million, or 15.4% of the total, consisted of loans for transportation related purposes, such as the National Highway Asset Management;

•	U.S.$251.0 million, or 4.9% of the total, consisted of loans for education related purposes, such as the Decentralization and Improvement of Secondary Education Project;

•	U.S.$162.4 million, or 3.2% of the total, consisted of loans for finance related purposes, such as the Bank Reform Loan Project;

•	U.S.$141.7 million, or 2.8% of the total, consisted of loans for water, sanitation and flood protection related purposes, such as the Flood Rehabilitation Project; and

•	U.S.$240.0 million, or 4.7% of the total, consisted of loans for other projects, such as the Second Mining Development Technical Assistance Project.

In addition, as of December 31, 2008, the Government had approximately U.S.$2.6 billion in loans from the World Bank that had not yet been disbursed.

From 2004 to 2008, Argentina made principal payments in an aggregate amount of U.S.$4.9 billion and paid an aggregate amount of U.S.$1.5 billion in interest to the World Bank.

In 2008, Argentina and the World Bank entered into new agreements, whereby the World Bank granted the following:

•	U.S.$270 million loan to improve the province of Buenos Aires’ infrastructure. As of December 31, 2008, approximately 40.6 million had been disbursed from this loan; and

•	U.S.$400 million loan to improve Argentina’s national highways. As of December 31, 2008, approximately 63.0 million had been disbursed from this loan.

In 2009, Argentina and the World Bank entered into new agreements, whereby the World Bank granted the following:

•
U.S.$840 million loan to improve sewerage services in the Matanza-Riachuelo river’s basin and other sectors of the province of Buenos Aires and the city of Buenos Aires.  As of September 30, 2009, no funds had been disbursed from this loan; and

•	U.S.$450 million loan to benefit the unemployed and families with children. As of September 30, 2009, U.S.$270.8 million had been disbursed from this loan.

•	U.S.$300 million loan to increase the productivity and profitability of small and medium-size agricultural producers. As of September 30, 2009, U.S.$10.8 million had been disbursed from this loan.

•
U.S.$150 million loan to improve the quality and sustainability of urban transport systems in Argentine metropolitan areas.  As of September 30, 2009, approximately U.S.$8.9 million had been disbursed from this loan.

•
U.S.$20.0 million loan to improve the efficiency of social services and fiscal programs at all levels of government in Argentina.  As of September 30, 2009, approximately U.S.$2.1 million had been disbursed from this loan.

As of September 30, 2009, the Government owed a total of U.S.$5.2 billion to the World Bank.  In addition, as of September 30, 2009, the Government had approximately U.S.$3.4 billion in loans from the World Bank that had not yet been disbursed.

During the first nine months of 2009, Argentina made principal payments in an aggregate amount of U.S.$617 million and paid an aggregate amount of U.S.$126 million in interest to the World Bank.

IADB

From 2004 through 2008, the IADB disbursed approximately U.S.$4.8 billion in loans to Argentina, partly for activities designed to foster economic recovery and partly for various social development programs.  As of December 31, 2008, the Government owed a total of U.S.$8.9 billion to the IADB.  From this amount:

•
U.S.$2.7 billion, or 30.6% of the total, consisted of loans for public administration, law and justice related purposes, such as the Programa de Mejora de la Gestión Municipal (Municipal Strengthening Program);

•	U.S.$1.6 billion, or 17.5% of the total, consisted of loans for social programs, such as the Atención Niños y Adolescentes en Riesgo (Care for Children and Adolescents at Risk);

•	U.S.$1.2 billion, or 13.7% of the total, consisted of loans for education related purposes, such as the Reforma e Inversiones Sector Educación (Education Sector Reform and Investments);

•
U.S.$701.8 million, or 7.9% of the total, consisted of loans for water, sanitation and flood protection related purposes, such as the Programa Nacional de Agua Potable y Alcantarillado (National Potable Water and Sewerage);

•	U.S.$548.7 million, or 6.2% of the total, consisted of loans for finance related purposes, such as the Privatización Bancos Provinciales (Provincial Bank Privatization); and

•	U.S.$2.1 billion, or 24.1% of the total, consisted of loans to others projects, such as the Programa de Infraestructura Vial del Norte Grande (Norte Grande Roads Infrastructure Program).

In addition, as of December 31, 2008, the Government had approximately U.S.$4.2 billion in loans from the IADB that had not yet been disbursed.

From 2004 to 2008, Argentina made principal payments in an aggregate amount of U.S.$5.1 billion and paid an aggregate amount of U.S.$2.3 billion in interest to the IADB.  In 2008, Argentina and the IADB entered into the following loan agreements:

•	U.S.$630 million loan to support the financing of the Government’s education program. As of December 31, 2008, U.S.$99.6 million had been disbursed;

•	U.S.$230 million loan to support primary health care. As of December 31, 2008, no funds had been disbursed from this loan;

•	U.S.$200 million loan to foster investment by farmers in the provinces. As of December 31, 2008, U.S.$200 million had been disbursed;

•	U.S.$100 million loan to improve the country’s ability to protect and improve its agriculture and fishing industry. As of December 31, 2008, U.S.$5.0 million had been disbursed from this loan;

•	U.S.$120 million loan to partially finance water and sewerage systems for communities of up to 50,000 people in Argentina. As of December 31, 2008, no funds had been disbursed from this loan; and

•	U.S.$100 million loan to support the socioeconomic development of the province of Entre Ríos. As of December 31, 2008, no funds had been disbursed from this loan.

In 2009, Argentina and the IADB entered into the following loan agreements:

•	U.S.$850 million loan for social programs. As of September 30, 2009, U.S.$450 million had been disbursed from this loan;

•	U.S.$200 million loan to improve and expand the water supply and sanitation infrastructure in the Buenos Aires metropolitan area. As of September 30, 2009, no funds had been disbursed from this loan;

As of September 30, 2009, the Government owed a total of U.S.$9.2 billion to the IADB. In addition, as of September 30, 2009, the Government had approximately U.S.$4.3 billion in loans from the IADB that had not yet been disbursed.

During the first nine months of 2009, Argentina made principal payments in an aggregate amount of U.S.$614 million and paid an aggregate amount of U.S.$271 million in interest to the IADB.

FONPLATA, CAF, IFAD and the European Investment Bank

Between 2004 and 2008, the Fondo Financiero para el Desarrollo de la Cuenca del Plata (the Financial Fund for the Development of the Plata Valley), or “FONPLATA,” disbursed an aggregate amount of U.S.$84.9 million to Argentina for economic development and social programs.  During this period, the Government made principal payments to FONPLATA in an aggregate amount of U.S.$26 million.  During the first nine months of 2009, the Government made principal payments to FONPLATA in an aggregate amount of U.S.$9.2 million.  The Government owed to FONPLATA U.S.$92.1 million as of December 31, 2008 and U.S.$87.2 million as of September 30, 2009.  In addition, as of September 30, 2009, the Government had U.S.$53.1 million in loans from FONPLATA that had not yet been disbursed, a decrease from U.S.$97.7 million as of December 31, 2008.  In 2008, FONPLATA granted a U.S.$42.7 million loan to Argentina to improve the province of Buenos Aires’s ports.  As of September 30, 2009, no funds had been disbursed from this loan.

Corporación Andina de Fomento, or “CAF,” is an international financial institution.  Its members include Bolivia, Colombia, Ecuador, Peru, Venezuela, Argentina, Brazil, Chile, Costa Rica, Jamaica, Mexico, Panama, Paraguay, Trinidad and Tobago and Spain.  Twenty-two commercial banks from the Andean region are also members.  Its headquarters are in the city of Caracas, Venezuela.  Between 2004 and 2008, CAF disbursed approximately U.S.$711.7 million to Argentina mostly in loans for infrastructure programs.  During this period, the Government made principal payments to CAF in an aggregate amount of U.S.$31 million.  During the first nine months of 2009, the Government made principal payments to CAF in an aggregate amount of U.S.$12.1 million.  The Government owed to CAF U.S.$680 million as of December 31, 2008 and U.S.$819 million as of September 30, 2009.  In addition, as of September 30, 2009, the Government had approximately U.S.$287.6 million in loans from CAF that had not yet been disbursed, a decrease from approximately U.S.$438.3 million as of December 31, 2008.

In May 2008, CAF and Argentina signed a loan agreement for U.S.$110 million to improve the road infrastructure surrounding the cities of Encarnación and Posadas.  As of September 30, 2009, U.S.$26.6 million had been disbursed.

In December 2008, CAF and Argentina signed a loan agreement for U.S.$275 million to support public investment in the Argentine electricity sector.  As of December 31, 2008, U.S.$220 million had been disbursed.  As of September 30, 2009, the total aggregate amount of the loan had been disbursed.

Between 2004 and 2008, the International Fund for Agricultural Development, or “IFAD,” disbursed U.S.$17.2 million to Argentina.  During this period, the Government made principal payments to IFAD in an aggregate amount of U.S.$16 million.  During the first nine months of 2009, the Government made principal payments to IFAD in an aggregate amount of U.S.$1.4 million.  Argentina owed to IFAD U.S.$7.4 million as of December 31, 2008 and U.S.$6.5 million as of September 30, 2009. In addition, as of September 30, 2009 the Government had approximately U.S.$26 million in loans from IFAD that had not yet been disbursed, an increase from U.S.$12.9 million as of December 31, 2008.

Argentina owed to the European Investment Bank U.S.$27.9 million as of December 31, 2008 and U.S.$26.3 million as of September 30, 2009. The European Investment Bank made no disbursements to Argentina between 2004 and September 30, 2009.

As of September 30, 2009, Argentina did not obtain new loans from these international agencies.

Paris Club and Other Bilateral Lenders

Bilateral debt is composed of debt that is referred to as Paris Club debt and other bilateral debt.  Paris Club debt includes all debt with country members of the Paris Club that has been restructured in negotiation rounds with members of the Paris Club. The most recent negotiation round took place in 1992.  See “—Debt Record—Paris Club.” Other bilateral debt includes all other debt with sovereign governments.  The substantial majority of other bilateral debt relates to debt owed to country members of the Paris Club.

As of December 31, 2008, Argentina’s Paris Club debt was U.S.$3.1 billion, all of which was accumulated past due interest and principal.  As of December 31, 2008, Argentina owed U.S.$2.5 billion to other bilateral creditors, including Paris Club members, of which U.S.$347 million was outstanding debt and U.S.$2.1 billion was accumulated past due principal and interest.  As of September 30, 2009, Argentina’s Paris Club debt was U.S.$3.2 billion, all of which was accumulated past due interest and principal.  As of September 30, 2009, Argentina owed U.S.$2.5 billion to other bilateral creditors, including Paris Club members, of which U.S.$299 million was outstanding debt and U.S.$2.2 billion was accumulated past due principal and interest.

In September 2008, President Fernandez de Kirchner announced Argentina’s intention to pay its bilateral debt pertaining to member countries of the Paris Club.  Argentina is evaluating alternatives to implement this decision.

Legal Proceedings

The following summary is accurate as of January 19, 2010.

Litigation in the United States

The Government’s default on its foreign currency-denominated debt in December 2001 prompted a number of lawsuits by plaintiffs seeking to collect on bonds issued by the Government.  Plaintiffs in each of these actions have asserted that the Government failed to make timely payments of interest and/or principal on their bonds, and seek to obtain judgments for the face value of and/or accrued interest on those bonds.

Individual litigation in the United States.  In the United States, approximately 135 individual lawsuits have been filed since March 2002 seeking repayment of the Government’s indebtedness.  These suits either are or were pending in the United States District Court for the Southern District of New York (referred to as the District Court).  While the majority of these lawsuits seek recovery on debt governed by New York law, on January 13, 2009, the United States Court of Appeals for the Second Circuit (referred to as the Court of Appeals) held that the District Court had subject matter jurisdiction over claims relating to bonds issued under German law.  Not including claims brought as class actions on behalf of entire series of bonds, lawsuits in the United States seek repayment of approximately U.S.$3.9 billion in principal, in addition to interest, relating to debt issued by the Government.  As of January 19, 2010, judgments had been entered in approximately 104 cases, in a total amount of approximately U.S.$6.4 billion.  In June 2009, Argentina appealed 11 judgments totaling approximately $2.8 billion and corresponding to floating rate accrual notes on the basis that the interest rates used to calculate the judgments are unenforceable and that plaintiffs are not entitled to statutory prejudgment interest on interest owing after principal came due; these appeals are pending.  There are also approximately 31 suits in the District Court in which no judgment has been entered and which do not purport to be class actions.  The total principal amount claimed by plaintiffs in these actions is approximately U.S.$1.3 billion.  Certain individuals and entities who are also claimants in an arbitration before ICSID have filed two additional suits in the District Court for an unspecified total amount, relating to the same securities at issue in the arbitration.  These suits are stayed pending the outcome of the arbitration.  For a discussion of the arbitration, see “Public Sector Debt—Legal Proceedings—ICSID Arbitration.”

Class litigation in the United States.  The Government is also involved in class action litigation in the District Court.  As of January 19, 2010, 18 class actions are pending or have reached judgment.  On January 9, 2009, the District Court granted class judgments for eight cases in a total amount of approximately U.S.$2.2 billion.  Argentina appealed these judgments on the basis that both the class certification and the entry of aggregate, class-wide judgments were improper; the appeals are pending before the Court of Appeals. Class certification has been granted in five further cases, and there are five putative class actions in which plaintiffs have not yet sought class certification.

Attempts to attach Argentine property in U.S. Litigation.  In the United States, the Foreign Sovereign Immunities Act (“FSIA”) limits creditors to attaching or executing upon only assets of the foreign state that are located in the United States and used for a commercial activity in the United States.  The FSIA also provides special protection from attachment or execution of such property as that of foreign central banks and military property.

Plaintiffs have obtained junior liens on collateral securing interest and principal payments due on the Brady bonds issued in 1992 that were not tendered in Argentina’s 2005 global exchange offer.  Argentina has no access to this collateral, which is pledged for the exclusive benefit of the remaining Brady bondholders under the terms of the relevant agreement, and plaintiffs’ liens are junior to those of the Brady bondholders.  On May 27, 2008, the Court of Appeals affirmed the District Court’s decision denying one plaintiff’s motion to seize a certain portion of the Brady interest collateral.

    Plaintiffs have attached reserves of the Central Bank in the United States.  On December 30, 2005, two plaintiffs obtained ex parte orders that attached and restrained Central Bank reserves in New York.  In order to strike a balance that would allow the Central Bank to continue to operate through its account at the FRBNY, the parties entered into a stipulation whereby approximately U.S.$100 million in Central Bank reserves held at the FRBNY (the “Stipulated Reserves”) remained attached and restrained until further agreement or action by the District Court.  In January 2006, the District Court ruled against the plaintiffs, but maintained the attachment and restraint of the Stipulated Reserves pending the outcome of plaintiffs’ appeal.  In September 2006, while the appeal was pending, the plaintiffs began a second attempt to attach the reserves, this time based on the theory that the Central Bank was the alter ego of the Republic.  In January 2007, the Court of Appeals affirmed the District Court’s January 2006 ruling, and on October 1, 2007, the U.S. Supreme Court declined to review the decision by the Court of Appeals.  Nevertheless, the Stipulated Reserves remain attached and restrained pending a ruling on the propriety of the attachments and restraints.

Beginning in January 2010, various plaintiffs obtained additional ex parte attachments and restraints affecting the Central Bank’s account at the FRBNY (and seeking assets in other accounts in the United States).  On January 15, 2010, the parties entered into an agreement that maintained the status quo and did not further attach or restrain other reserves at the FRBNY.  The District Court also clarified in oral statements on the record that, consistent with its previous orders, it wanted to permit the Central Bank to continue to operate the FRBNY account unhindered by other attachments and restraints that went beyond the status quo established with respect to the Stipulated Reserves.

In May 2007, two plaintiffs obtained attachments and restraints on an ex parte basis of American Depository Shares representing certain shares of Banco Hipotecario S.A., worth approximately U.S.$34 million as of January 18, 2010, held by an Argentine trust.  On August 18, 2009, the District Court issued an opinion granting plaintiffs’ motion to confirm the ex parte attachments and restraints, and denying the corresponding motion to vacate the orders.  Argentina and Banco de la Nación Argentina, trustee of the Argentine public trust beneficiaries of that trust, appealed the decision, and the appeals are pending before the Court of Appeals.

In April 2008, plaintiffs in 72 actions obtained orders temporarily restraining Argentina from taking any action in relation to beneficial interests in global bonds held in trust by Caja de Valores S.A. pursuant to an exchange of Argentine-issued bonds for National Guaranteed Loans conducted in 2001.  The orders only affect those bonds that have their global certificate deposited at the Depository Trust Company (“DTC”) in New York.  The District Court reserved decision and the temporary restraining orders converted into preliminary injunctions by operation of law.  On June 6, 2008, Argentina appealed the preliminary injunctions, and on November 5, 2009, the Court of Appeals remanded the actions back to the District Court for further consideration.  On November 19, 2009, the District Court made additional findings and granted plaintiffs’ motions for preliminary injunctions.  Argentina appealed the District Court’s decision, and the appeals are pending before the Court of Appeals.  In December 2009, three plaintiffs filed a motion seeking to have turned over to them the beneficial interests that are the subject of the appealed preliminary injunctions.  Argentina is opposing this motion.

In September 2008, two plaintiffs obtained attachment and restraining orders on an ex parte basis of certain assets held by Banco de la Nación Argentina in New York under the theory that the bank is an alter ego of Argentina.  The same plaintiffs also obtained attachments and restraining orders on an ex parte basis of accounts held by Argentina at the Miami and New York branches of Banco de la Nación Argentina. On September 30, 2009, the District Court held that Banco de la Nación Argentina is not the alter ego of Argentina and vacated the attachments of Banco de la Nación Argentina’s assets.  Plaintiffs’ motion for reconsideration is pending before the District Court.

Beginning in October 2008, plaintiffs in 73 actions obtained orders restraining and attaching approximately $200 million of pension fund assets held in the United States.  The District Court ruled that Law 26,425, which unified the Argentine social security system under the administration of ANSES, rendered the pension fund assets attachable property of Argentina.  On October 15, 2009, the Court of Appeals vacated the orders on the ground that the assets were not used by Argentina for a commercial activity in the United States, and accordingly could not be attached under United States sovereign immunity law.  Certain plaintiffs have petitioned the United States Supreme Court for a writ of certiorari, which is being opposed by Argentina and ANSES.

In March 2009, plaintiffs in two actions obtained orders on an ex parte basis temporarily restraining any property in the United States of Aerolíneas Argentinas S.A.  On April 2, 2009, the District Court issued an order stating that property of Aerolíneas Argentinas S.A. is not attachable as property of Argentina.  In July 2009, plaintiffs in eight different actions filed a motion for the turnover of Aerolíneas Argentinas S.A. property in the United States, and on August 19, 2009, the District Court denied the motion on the same grounds.  Plaintiffs in one of these actions appealed, and the appeal is pending before the Court of Appeals.

In August 2009, a plaintiff obtained an order on an ex parte basis temporarily restraining a shipment of liquid natural gas to be delivered to Energía Argentina S.A. in Argentina.  On August 19, 2009, the District Court issued an order stating that the shipment was not attachable because it was not property of Argentina in the United States used for a commercial activity in the United States.  Plaintiff has also filed an action seeking a declaration that Energía Argentina S.A. is an alter ego of Argentina.  Argentina moved to dismiss the action, and the motion is pending before the District Court.

Proceedings for foreign recognition of U.S. judgments.  Certain plaintiffs have sought recognition of their U.S. judgments in foreign courts.  In June 2008, one plaintiff commenced a proceeding in the United Kingdom for recognition of a U.S. judgment totaling approximately U.S.$284 million, and an English court asserted jurisdiction over Argentina.  Argentina’s appeal of this decision is pending.  Four other plaintiffs have also initiated proceedings in the United Kingdom for recognition of a total of approximately U.S.$658 million in U.S. judgments.  In Luxembourg, one plaintiff was granted recognition of a U.S. judgment totaling approximately U.S.$284 million; Argentina’s appeal of the decision is pending.  In France, two plaintiffs have sought recognition of U.S. judgments totaling approximately U.S.$1 billion.  In Argentina, plaintiffs in three actions have sought recognition of U.S. judgments totaling approximately U.S.$8 million.

Impact on Argentina’s ability to service its debt.  It is impossible to predict the impact, if any, that the proceedings described above may have on Argentina’s ability to service its public debt.

In past years, based primarily on an ex parte decision, Elliott Associates L.P. v. Banco de la Nación (Court of Appeals of Brussels, 8th Chamber, Sept. 26, 2000), issued by a Belgian court at the behest of a hold-out creditor in litigation against Peru, various investors have used litigation against sovereign debtors to target payments made by sovereigns to, among others, bondholders that have agreed to a debt restructuring by accepting new securities in an exchange offer.

In 2005, judgment creditors of Argentina sought to block the 2005 Debt Exchange by seeking in the District Court to attach the bond interests tendered by the participating bondholders.  The District Court rejected these plaintiffs’ attempt to block the 2005 Debt Exchange because the tendered bonds were not attachable property of Argentina, and the decision was affirmed on appeal.

While the Government believes that there is no valid basis for preventing payments on restructured debt from being made, there can be no assurance that a creditor pursuing similar or different arguments or strategies in the future will not be able to interfere with payments made pursuant to the completion of the exchange or subsequently under any new securities issued as part of such offer.

Litigation in Germany

Approximately 559 legal proceedings have been initiated against Argentina by bondholders for payment of Government bonds, of which approximately 112 are currently pending.  These pending claims total approximately €46 million in principal plus interest.

As of January 19, 2010, 383 judgments rendered against Argentina are final and binding, totaling approximately €158 million in principal plus interest.  In addition, 64 actions have been dismissed or withdrawn by plaintiffs.

The Frankfurt trial courts have found for the plaintiffs in most cases, and the Government has lodged appeals when possible.  Since spring 2007, the Frankfurt Court of Appeals has been using an accelerated procedure to summarily dismiss appeals where it considers that the judgments are not in error, ordering hearings only in certain cases that concern new issues apart from the state of necessity defense.  Such dismissals cannot be appealed to the Federal Supreme Court (Bundesgerichtshof).

All judgments are enforceable at least on a provisional basis.  Prior to execution, most judgments require the creditors to offer the bonds to the Government.  On August 9, 2007, the Frankfurt Court of Appeals held that such offer could be made to the respective paying agents (whether or not the paying agent effectively takes the bonds); the Federal Supreme Court confirmed this view on July 8, 2008.  On January 15, 2008, the Frankfurt Court of Appeals added that such offer could also be oral and made directly in the court proceeding.

Plaintiffs who try to execute on their judgments may not attach assets used for diplomatic or consular purposes, such as bank accounts of Argentina’s Embassy and consulates.  On December 6, 2006, the Federal Constitutional Court held that the waiver of immunity in the terms and conditions of the bonds does not extend to such assets that are protected by special diplomatic or consular immunity.  On July 4, 2007, the Federal Supreme Court confirmed the ruling from the Federal Constitutional Court that held that the waiver of immunity in the terms and conditions of the bonds does not extend to assets protected by special diplomatic or consular immunity.  The attachments in respect of the bank accounts in diplomatic or consular use have since been lifted.

To the Government’s knowledge, the attachments on assets in Germany that are not protected by special diplomatic or consular immunity concern monies of the Government held with paying agents (for the payment of interest on other Government debt).  Some creditors have also attached the Government’s claims against other plaintiffs (i.e., those who withdrew their claims against the Government or lost their actions in whole or in part), who are liable for the Government’s costs (statutory attorneys fees and, if applicable, court fees) under Germany’s “loser pays” system, to the extent the amount of such claims had not been set off by those plaintiffs.

To the Government’s knowledge, there is currently no arrest order in effect.  An arrest order (Arrestbefehl) authorizes pre-judgment attachment of a debtor’s assets.  All arrest orders that had been issued were lifted.

Impact on Argentina’s ability to service its debt.  It is impossible to predict the impact, if any, that the proceedings described above may have on Argentina’s ability to service its public debt.

The fact that the Federal Constitutional Court held that a state of necessity does not excuse a deferral of debt service might cause other bondholders to file lawsuits against the Government.  Judgments rendered in these lawsuits against the Government could be enforced in Germany and the European Union and, usually upon recognition by a foreign court, in other countries.  It is, however, not possible to predict the specific effects of such enforcement proceedings with respect to Argentina’s ability to service its public debt.

Litigation in Italy

Bondholders have instituted 13 proceedings before Italian courts.  All of these proceedings were dismissed mostly on jurisdictional grounds.

In May and June 2005, various consumer associations filed with the Administrative Tribunal of Rome two emergency requests for suspension of the exchange offer launched by the Government in Italy in February 2005, and annulment of the Commissione Nazionale per le Società e la Borsa (CONSOB) decision to allow the exchange offer to proceed in Italy. The Administrative Tribunal of Rome dismissed these emergency requests (and the dismissals were subsequently upheld by the Consiglio di Stato, i.e., the highest court for administrative matters in Italy), and subsequently also dismissed the associations’ complaints on the merits with two judgments.  In 2009, one of the consumer associations filed an appeal against one of these judgments before the Council of State.  Except for this appellate proceeding, which involves Argentina only as an interested third party because the case has been brought against CONSOB, no cases involving Argentina are currently pending before Italian courts.

Litigation in France

In April 2009, a plaintiff holding U.S. judgments froze certain Argentine diplomatic accounts in Paris using self-help mechanisms, which allowed the plaintiff to freeze the assets without going first to a judge.  Argentina opposed the attachments and on June 23, 2009, a Paris enforcement judge ordered the lifting of the attachments.  The plaintiff appealed, and on October 1, 2009 the Paris Court of Appeal affirmed the order lifting the attachments.  The same plaintiff also attempted to attach taxes owed to Argentina by certain French companies.  French enforcement judges have ordered these attachments lifted.  This plaintiff, along with another plaintiff, has commenced proceedings to have approximately U.S.$.1 billion of their U.S. judgments recognized in France.

Litigation in Belgium

In August 2009, a plaintiff holding U.S. judgments froze certain Argentine diplomatic accounts in Brussels using self-help mechanisms.  On November 12, 2009, a Brussels court ordered that these accounts be released.  The plaintiff has appealed the release, and the appeal is pending.

Litigation in Switzerland

On November 5, 2009, two plaintiffs obtained ex parte orders of attachment from a court in Basel, Switzerland, purporting to cover accounts of Argentina and the Central Bank at the BIS”.  Accounts at the BIS have broad immunities under Swiss domestic law and international treaties, including immunity from any measure of attachment or execution.  Accordingly, the BIS takes the position that orders of attachment of accounts held at the BIS are null and void.

Litigation in Argentina

Since the enforcement of the pesification regime, thousands of lawsuits have been filed against financial institutions and the Government challenging the pesification of U.S. dollar-denominated bank deposits and the pesification of the Government’s obligations originally denominated in U.S. dollars.  The Government does not maintain official data about the number or corresponding aggregate amount of claims involved.

The claims regarding the pesification of bank deposits have been filed primarily as acciones de amparo, which are brief proceedings against any action or omission of a public authority that currently or imminently prejudices, restricts, alters or threatens in an arbitrary or illegal manner the rights and guaranties under the Argentine Constitution.

When the Government converted all foreign currency-denominated deposits into peso-denominated deposits, depositors commenced filing acciones de amparos to obtain the restitution of such deposits in dollars or to obtain such amounts in peso equivalent at the market exchange rate.  As a result of the issuance of Boden Depositor bonds to the depositors in order to compensate them for the rescheduling of their deposits at a rate of Ps.1.40 plus CER per dollar deposited, depositors also began to file acciones de amparos in order to obtain the difference between the amount received in bonds and the money that was originally deposited in dollars or the peso equivalent at the market exchange rate.

Many Argentine courts, including courts of appeal, have issued decisions favorable to depositors.  In the case of deposits of the province of San Luis with Banco de la Nación Argentina, Argentina’s Supreme Court held the pesification of bank deposits unconstitutional, ordering the contending parties to reach an agreement on the distribution of compensation pursuant to the Court’s decision.  In each case, the Government has disputed the claims of the depositors.

In later cases, however, the Supreme Court has issued several decisions in which it consistently upheld the constitutionality of the pesification.  On October 26, 2004, the Supreme Court of Argentina ruled that the Government’s pesification of bank deposits in 2002 was constitutional in light of the prevailing economic conditions at the close of 2001.  Accordingly, the bank that had been sued in these proceedings was required to provide the claimant depositor with Ps.1.4 (adjusted for CER) per U.S. dollar on deposit, in accordance with pesification measures.  In a prior case, the Supreme Court held that a bank depositor who had accepted compensation for his original U.S. dollar-denominated deposit in the form of a peso-denominated instrument applying the official conversion rate of Ps.1.4 plus CER per U.S. dollar was barred from obtaining the difference between the value of this compensation and the value that he would have received if the higher market exchange rate had been used for the conversion.  These judgments are applicable only to the specific case before the court and have no binding effect on other litigants.

While the Government was named as a defendant in many of the cases brought by depositors challenging the pesification and restrictions on bank withdrawals, in most of these cases the party ultimately responsible for making payments to successful claimants have been the financial institutions in which these depositors held their deposits.  Accordingly, the Government does not believe these cases can materially and adversely affect its ability to service Argentina’s public debt.  The Government, however, can offer no assurances to this effect, as the outcomes of these cases depend on the particularities of each case and judicial determinations beyond the Government’s control.

ICSID Arbitration

In response to the various measures that the Government implemented in 2001 and 2002 to address Argentina’s economic crisis, claimants have filed 45 claims before ICSID against Argentina.  As of January 19, 2010, ten arbitral proceedings have been discontinued or have had the claims withdrawn by the claimants before an award was entered, and one claimant renounced its rights after an award had been rendered in its favor, bringing the total number of ICSID claims against Argentina to 34, for an approximate total amount of U.S.$16.5 billion (without including claims with undetermined amounts, interest or legal fees).  In eight of these claims, claimants have agreed to suspend the arbitral proceeding while settlement negotiations with the Government are taking place. A successful completion of these negotiations could lead additional ICSID claimants to withdraw their claims, although the Government can offer no assurance to this effect.

Claimants allege that the emergency measures are inconsistent with the fair and equitable treatment standards set forth in various bilateral investment treaties to which Argentina is a party.  Most of these claimants contend that Government’s actions had the effect of expropriating their investments without adequate compensation, and challenge the following measures:

•	the suspension and eventual elimination of various rate-indexing mechanisms provided for in certain public utilities contracts;

•	the pesification of certain contracts and of public utilities rates;

•	the restrictions on foreign exchange transactions that prevented them from making certain transfers abroad; and

•	the termination of certain contracts.

As of January 19, 2010, eight adverse awards against Argentina had been entered in the following cases:

•	CMS Gas Transmission Company, or “CMS” (May 12, 2005);

•	Azurix Corp. (July 14, 2006);

•	Siemens A.G. (February 6, 2007);

•	Enron Corporation and Ponderosa Assets, L.P. (May 22, 2007);

•	LG&E Energy Corp., LG&E Capital Corp. and LG&E International Inc. (July 25, 2007);

•	Compañía De Aguas Del Aconquija S.A. and Vivendi Universal S.A. or “Vivendi” (August 20, 2007)

•	Sempra Energy International, or “Sempra” (September 28, 2007); and

•	Continental Casualty Company (August 27, 2008) (dismissing all but one of substantives claims and finding Argentina liable for U.S.$2.8 million).

These eight awards total an approximate amount of damages of U.S.$913 million (without including interests or legal fees). Argentina applied for the annulment of these awards under Chapter VII of the ICSID Arbitration Rules. The CMS award was partially annulled on September 25, 2007, but the award on damages remains. On September 1, 2009, the Annulment Committee upheld the Azurix award.

In addition to the annulment application, in June 2008, Argentina made an application to have the Siemens award reviewed based upon new facts that became public after the award was issued. After the application for revision was made, Siemens renounced all its rights under the award. On September 7, 2009 the revision proceeding was discontinued and on September 28, 2009 the annulment procedure was also discontinued.

There are currently five pending annulment applications under Chapter VII of the ICSID Arbitration Rules that Argentina has filed against the awards rendered in Enron Corporation and Ponderosa Assets, L.P. v. Argentine Republic (ICSID Case No. ARB/01/3); Compañía de Aguas del Aconquija S.A. and Vivendi Universal S.A. v. Argentine Republic (ICSID Case No. ARB/97/3); Sempra Energy International v. Argentine Republic (ICSID Case No. ARB/02/16); LG&E Energy Corp., LG&E Capital Corp. and LG&E International Inc. v. Argentine Republic (ICSID Case No. ARB/02/1) and Continental Casualty Company v. Argentine Republic (ICSID Case No. ARB/03/9).

As of January 19, 2010, three awards in favor of Argentina have been entered in the following cases:

•	Metalpar S.A. and Buen Aire S.A. (June 6, 2008);

•	Wintershall (December 8, 2008); and

•	TSA Spectrum Argentina S.A. (December 19, 2008).

On February 7, 2007, the ICSID registered a claim, Giovanna a Beccara and others v. The Argentine Republic, which, as subsequently amended, includes approximately 180,000 claimants allegedly holding approximately $4.4 billion in face value of defaulted bonds.  Argentina has objected to the jurisdiction of the ICSID tribunal and a hearing on jurisdiction has been scheduled for April 7 to 13, 2010.  On December 22, 2006 and November 5, 2008, certain of these claimants also filed two actions in the District Court relating to the same securities involved in the arbitration claim; these actions are stayed pending the outcome of the arbitration.  On March 27, 2007 and July 28, 2008, the ICSID registered two additional similar claims—the first one on behalf of over 182 claimants for a total of approximately U.S.$21 million, and the second on behalf of over 120 claimants for a total of approximately U.S.$10 million.

Some ICSID claimants have made attempts to have their awards enforced outside Argentina.  In March 2008 CMS attempted to attach assets in New York belonging to the Province of Santa Cruz, but the attachment was vacated and the action was later withdrawn.  In December 2008 Sempra commenced an enforcement proceeding seeking to attach an Argentine building in Spain, which was dismissed by a Madrid court in July 2009.  Sempra’s appeal of this decision is pending.  In January 2009, Sempra registered a provisional security interest in a building belonging to Argentina in France; Argentina’s application to have the security interest lifted is pending.  In January 2010, Argentina was notified of a provisional security interest registered by Vivendi for a building belonging to Argentina in France, which Argentina will oppose.  To the Government’s knowledge, two claimants had their awards recognized as enforceable by a New York court.  Two claimants also commenced similar proceedings before London and Paris courts.

Other Arbitration

In addition to the ICSID claims, six investment disputes against Argentina were brought under the United Nations Commission on International Trade Law (UNCITRAL) Arbitration Rules.  Among these proceedings:

•	one is pending;

•	one has been suspended, pending settlement negotiations between the parties;

•	one has been withdrawn;

•	one has joined an ICSID proceeding already in place;

•	one had an award rendered in December 2007, finding Argentina liable for U.S.$185 million in damages. Argentina is seeking the annulment of the award before Washington D.C. courts; and

•	one had an award rendered in November 2008, finding Argentina liable for U.S.$53 million in damages. Argentina is seeking the annulment of the award before Washington D.C. courts.

Other Creditor Activity

Various creditors have organized themselves into associations to engage in lobbying and public relations concerning Argentina’s default on its public indebtedness.  Such groups have over the years unsuccessfully urged passage of legislation directed at Argentina’s defaulted debt.  In May 2009 the latest such legislation, bill H.R. 2493, was introduced in the House of Representatives and referred to committee.  The effect of the proposed bill would be to deny access to the U.S. capital markets to certain foreign states, such as Argentina, against whom U.S. court judgments totaling more than $100 million have been outstanding for more than two years, unless the proceeds of any intended borrowing or securities issuance were first directed to repayment of the outstanding judgments.  After three years, the proposed bill’s restrictions would also apply to the foreign state’s state-owned corporations.  As with the previous proposed legislation addressing Argentine debt, Congress has taken no further action on this bill.

EXHIBIT E

TABLES AND SUPPLEMENTAL INFORMATION
Foreign Currency-Denominated Debt
Direct Debt

					Principal Amount
LENDER	Interest Rate	Issue Date	Final Maturity	Currencies	Face Value	Outstanding as of September 30, 2009
					Millions of dollars	Millions of dollars
World Bank	(a)	01/07/93	11/15/09	USD	170	10
World Bank	(a)	02/02/93	01/15/10	USD	300	17
World Bank	1.77	03/24/95	03/01/10	USD	300	15
World Bank	(a)	03/24/95	11/15/09	USD	170	4
World Bank	1.77	05/05/95	08/01/10	USD	500	50
World Bank	1.77	05/12/95	02/15/10	USD	15	2
World Bank	(a)	05/12/95	08/15/10	USD	7	1
World Bank	6	05/12/95	01/07/00	USD	2	2
World Bank	(a)	05/12/95	10/15/10	USD	165	19
World Bank	(a)	05/12/95	04/15/10	USD	224	20
World Bank	(a)	10/18/95	05/15/10	USD	210	15
World Bank	(a)	10/18/95	10/15/10	USD	11	4
World Bank	6	10/18/95	02/15/11	USD	166	27
World Bank	(a)	01/19/96	09/15/10	USD	101	4
World Bank	(a)	03/23/96	10/15/10	USD	39	3
World Bank	(a)	04/26/96	07/15/11	USD	25	5
World Bank	(a)	04/26/96	07/15/11	USD	100	20
World Bank	(a)	06/06/96	09/15/10	USD	16	1
World Bank	(a)	07/08/96	11/15/10	USD	116	12
World Bank	(a)	12/17/96	02/15/12	USD	300	75
World Bank	(a)	02/21/97	02/15/11	USD	11	1
World Bank	(a)	04/17/97	04/15/12	USD	20	6
World Bank	(a)	04/17/97	02/15/12	USD	200	47
World Bank	(a)	04/17/97	09/15/11	USD	300	63
World Bank	(a)	04/17/97	10/15/11	USD	20	2
World Bank	(a)	07/07/97	09/15/12	USD	200	60
World Bank	(a)	09/23/97	07/15/12	USD	100	30
World Bank	(a)	09/23/97	06/15/12	USD	15	4
World Bank	(a)	10/12/97	06/15/12	USD	200	60
World Bank	(a)	11/21/97	11/15/12	USD	50	17
World Bank	(a)	11/21/97	11/15/12	USD	75	26
World Bank	(a)	01/20/98	11/15/12	USD	100	35
World Bank	(a)	01/20/98	11/15/12	USD	50	12
World Bank	(a)	01/20/98	03/15/12	USD	125	31
World Bank	(a)	05/06/98	09/15/12	USD	75	22
World Bank	(a)	05/06/98	09/15/12	USD	42	13
World Bank	(a)	10/20/98	05/15/13	USD	4	1
World Bank	(a)	10/20/98	08/15/13	USD	284	113
World Bank	(a)	10/20/98	03/15/13	USD	40	10
World Bank	(a)	01/28/99	04/15/13	USD	18	2
World Bank	(a)	03/29/99	03/15/14	USD	30	12
World Bank	(a)	07/15/99	04/15/14	USD	10	5
World Bank	(a)	08/25/99	10/15/13	USD	90	41
World Bank	(a)	10/26/99	02/15/14	USD	30	11
World Bank	(a)	11/29/99	05/06/14	USD	5	1
World Bank	(a)	03/11/00	08/15/14	USD	53	26
World Bank	(a)	12/09/00	06/15/15	USD	5	3
World Bank	(a)	05/09/01	09/15/16	USD	330	141
World Bank	3.90	05/09/01	08/15/16	USD	400	281
World Bank	(a)	07/15/01	10/15/15	USD	303	141
World Bank	(a)	08/17/01	10/15/15	USD	71	29
World Bank	(a)	11/13/01	10/15/15	USD	5	3
World Bank	(a)	01/29/03	10/15/16	USD	600	520
World Bank	4.07	05/23/03	02/15/18	USD	500	393
World Bank	4.36	10/31/03	10/15/18	USD	750	640
World Bank	(a)	01/11/04	01/01/10	USD	2	0
World Bank	4.11	09/07/04	02/15/19	USD	136	117
World Bank	4.41	04/18/06	04/15/18	USD	150	67
World Bank	4.50	07/14/06	10/15/16	USD	25	4
World Bank	4.42	10/23/06	03/15/20	USD	150	39
World Bank	4.38	11/05/06	03/15/19	USD	350	350
World Bank	(a)	12/20/06	09/15/20	USD	40	4
World Bank	(a)	12/20/06	03/15/20	USD	150	39
World Bank	4.50	05/08/07	10/15/20	USD	110	14
World Bank	4.30	05/09/07	07/01/21	USD	300	68
World Bank	4.15	07/12/07	09/15/21	USD	220	111
World Bank	3.91	08/16/07	01/01/22	USD	37	17
World Bank	4.66	11/26/07	03/15/22	USD	100	24
World Bank	4.36	12/28/07	01/15/22	USD	20	6
World Bank	(a)	05/08/07	05/15/21	USD	70	6
World Bank	4.36	11/26/07	01/01/22	USD	200	32
World Bank	(a)	11/06/08	07/01/22	USD	45	7
World Bank	(a)	02/27/09	03/15/38	USD	60	1
World Bank	(a)	01/13/09	03/15/38	USD	20	2
World Bank	(a)	03/27/09	09/15/38	USD	300	11
World Bank	(a)	08/06/09	04/01/38	USD	150	9
World Bank	(a)	06/10/09	12/18/38	USD	450	271
Total					11,133	4,307

Inter-American Development Bank	0.75	02/21/67	02/21/17	CAD	0	0
Inter-American Development Bank	4	01/20/87	01/20/12	USD	1	0
Inter-American Development Bank	7.55	01/20/87	01/20/12	Various	93	14
Inter-American Development Bank	7.18	03/10/88	03/10/13	Various	97	6
Inter-American Development Bank	4	03/10/88	03/10/13	USD	2	0
Inter-American Development Bank	(b)	12/20/89	06/01/15	Various	4	1
Inter-American Development Bank	4.98	03/22/91	03/22/11	USD	155	6
Inter-American Development Bank	4.98	11/15/91	11/15/11	USD	325	63
Inter-American Development Bank	4.98	04/07/92	04/07/12	USD	30	7
Inter-American Development Bank	4.98	04/07/92	04/07/12	USD	300	68
Inter-American Development Bank	4.98	04/07/92	04/07/12	USD	4	0
Inter-American Development Bank	4	04/07/92	04/07/17	USD	1	0
Inter-American Development Bank	3	04/07/92	04/07/17	USD	11	7
Inter-American Development Bank	4.98	12/29/92	12/29/12	USD	310	94
Inter-American Development Bank	4.98	12/29/92	12/29/12	USD	272	108
Inter-American Development Bank	4.98	07/08/93	07/08/13	USD	5	1
Inter-American Development Bank	4	07/08/93	07/08/13	USD	19	5
Inter-American Development Bank	4	09/22/93	09/21/19	USD	25	13
Inter-American Development Bank	4.98	11/21/93	03/21/14	USD	4	2
Inter-American Development Bank	4.98	03/21/94	03/21/14	USD	74	33
Inter-American Development Bank	4.98	09/15/94	06/12/14	USD	97	51
Inter-American Development Bank	3	09/15/94	06/12/19	USD	15	9
Inter-American Development Bank	4.98	01/11/95	01/11/15	USD	36	23
Inter-American Development Bank	4.98	04/05/95	04/05/15	USD	233	152
Inter-American Development Bank	4.98	06/05/95	06/05/10	USD	750	79
Inter-American Development Bank	4	06/05/95	06/05/20	USD	30	21
Inter-American Development Bank	4.98	06/05/95	06/05/20	Various	180	151
Inter-American Development Bank	4.98	06/28/95	06/28/15	USD	450	175
Inter-American Development Bank	5.54	03/26/96	12/15/18	USD	325	157
Inter-American Development Bank	4.98	10/09/96	10/09/16	USD	25	12
Inter-American Development Bank	5.54	12/19/96	12/19/11	USD	319	80
Inter-American Development Bank	5.54	02/20/97	02/20/22	USD	102	81
Inter-American Development Bank	(b)	03/01/97	03/22/13	Various	32	14
Inter-American Development Bank	5.54	03/16/97	03/16/17	USD	78	14
Inter-American Development Bank	5.54	08/04/97	08/04/17	USD	81	38
Inter-American Development Bank	5.54	08/04/97	08/04/17	USD	287	177
Inter-American Development Bank	5.54	02/05/98	02/05/18	USD	250	129
Inter-American Development Bank	5.54	02/11/98	02/11/18	USD	8	1
Inter-American Development Bank	3	03/16/98	03/16/23	USD	17	12
Inter-American Development Bank	5.54	03/16/98	03/16/23	USD	17	12
Inter-American Development Bank	(b)	03/16/98	03/16/18	USD	176	103
Inter-American Development Bank	5.54	07/22/98	07/22/18	USD	64	44
Inter-American Development Bank	5.54	08/08/98	08/08/23	USD	300	263
Inter-American Development Bank	4	09/12/98	09/06/23	USD	16	7
Inter-American Development Bank	3	09/12/98	12/09/23	USD	16	7
Inter-American Development Bank	5.54	12/21/98	12/15/18	USD	62	41
Inter-American Development Bank	5.54	01/11/99	01/11/19	USD	140	96
Inter-American Development Bank	5.54	01/13/99	01/13/24	USD	6	2
Inter-American Development Bank	4	09/15/99	09/15/19	USD	2	0
Inter-American Development Bank	(b)	09/15/99	09/15/19	USD	238	154
Inter-American Development Bank	5.54	10/18/99	10/18/24	USD	250	117
Inter-American Development Bank	5.54	02/03/00	02/03/20	USD	100	66
Inter-American Development Bank	5.54	03/26/00	03/26/20	USD	5	3
Inter-American Development Bank	5.54	02/27/01	02/27/21	USD	400	307
Inter-American Development Bank	5.54	05/09/01	05/09/21	USD	500	400
Inter-American Development Bank	5.54	06/13/01	06/15/21	USD	500	400
Inter-American Development Bank	5.54	06/25/01	06/15/21	USD	2	1
Inter-American Development Bank	5.54	10/25/01	10/25/21	USD	8	3
Inter-American Development Bank	5.54	10/25/01	10/25/26	USD	43	31
Inter-American Development Bank	5.54	11/20/03	11/20/28	USD	600	561
Inter-American Development Bank	(b)	12/28/04	12/15/24	USD	500	500
Inter-American Development Bank	(b)	05/04/05	05/04/25	USD	5	2
Inter-American Development Bank	(b)	05/04/05	05/04/25	USD	5	1
Inter-American Development Bank	(b)	08/24/05	08/24/25	USD	33	10
Inter-American Development Bank	(b)	08/24/05	08/24/25	USD	18	6
Inter-American Development Bank	(b)	01/03/06	01/03/31	USD	700	689
Inter-American Development Bank	(b)	05/18/06	05/18/26	USD	500	500
Inter-American Development Bank	(b)	07/11/06	07/11/26	USD	50	20
Inter-American Development Bank	(b)	08/09/06	08/09/26	USD	280	242
Inter-American Development Bank	(b)	11/06/06	11/06/31	USD	580	352
Inter-American Development Bank	(b)	11/07/06	11/07/26	USD	50	21
Inter-American Development Bank	5.54	03/29/07	03/29/32	USD	350	129
Inter-American Development Bank	(b)	03/29/07	03/29/32	USD	240	15
Inter-American Development Bank	5.54	03/29/07	03/29/32	USD	1,200	216
Inter-American Development Bank	(b)	11/06/07	11/06/32	USD	50	2
Inter-American Development Bank	(b)	11/06/07	06/15/32	USD	60	4
Inter-American Development Bank	(b)	11/06/07	11/06/32	USD	40	1
Inter-American Development Bank	(b)	11/06/07	11/06/32	USD	20	3
Inter-American Development Bank	(b)	11/06/07	11/06/32	USD	72	7
Inter-American Development Bank	(b)	04/17/08	04/17/33	USD	100	9
Inter-American Development Bank	(b)	04/17/08	04/17/33	USD	200	20
Inter-American Development Bank	(b)	04/17/08	04/17/33	USD	630	223
Inter-American Development Bank	(b)	11/04/08	11/04/33	USD	230	2
Inter-American Development Bank	(b)	02/27/09	02/27/31	USD	16	1
Inter-American Development Bank	(b)	07/31/09	07/31/34	USD	850	425
Inter-American Development Bank	(b)	03/31/09	03/31/34	USD	50	0
Total					15,321	7,822

Paris Club Round 4	(m)	06/13/05	2002	Various	1,496	176
Paris Club Round 5	(n)	06/14/05	2008	Various	3,087	2,463
Total					4,583	2,639

FONPLATA	5.48	09/10/98	07/07/10	USD	4	1
FONPLATA	(g)	08/12/04	09/01/19	USD	51	47
FONPLATA	(h)	12/06/04	08/16/19	USD	22	16
FONPLATA	(l)	08/20/07	12/30/18	USD	5	1
FONPLATA	(j)	05/31/07	05/30/13	USD	1	0
Total					83	65

FIDA	(j)	09/29/97	06/15/14	SDR	11	6
FIDA	(j)	11/21/00	12/15/14	SDR	13	0
FIDA	(j)	11/27/06	12/15/22	SDR	15	0
Total					39	6

CAF	(d)	05/18/04	05/18/14	USD	141	103
CAF	(i)	08/29/07	09/01/22	USD	300	300
CAF	(i)	12/11/07	12/12/22	USD	200	63
CAF	(k)	02/12/08	06/02/20	USD	275	275
CAF	(i)	12/11/07	12/11/22	USD	80	23
CAF	(i)	05/21/08	05/21/23	USD	110	27
CAF	(e)	06/03/05	06/04/17	USD	35	27
Total					1,141	819

(a) Floating World Bank Rate + 0.5%
(b) Floating IADB Rate
(c) LIBOR 6M + 1.2%
(d) LIBOR 6M + 3.35%
(e) LIBOR 6M + 2.9%
(f) LIBOR 6M + 4%
(g) LIBOR 6M + 3.5%
(h) LIBOR 6M + 2.45%
(i) LIBOR 6M + 1.05%
(j) Floating FIDA Rate
(k) LIBOR 6M + 1.08%
(l) LIBOR 6M + 2.25%
(m) 50% of total corresponds to fixed rate (mainly in Euros with rates of 5% or greater), 31% corresponds to a variety of currencies (mainly Japanese yen) and rates and 18% (mainly denominated in dollars) is debt that accrues a variable rate of LIBOR plus a spread.
(n) 52% of the obligations accrue a fixed rate (mainly in Euros with rates between 6% and 9%), 31% corresponds to a variety of currencies (mainly Japanese yen) and rates and 17% (denominated in dollars) accrues a variable rate of LIBOR plus a spread between 40 bps. and 62.5 bps.

__________________________

E-1

TABLES AND SUPPLEMENTAL INFORMATION
Foreign Currency-Denominated Debt
Indirect Debt

					Principal Amount
LENDER	Interest Rate	Issue Date	Final Maturity	Currencies	Face Value	Outstanding as of September 30, 2009
					Millions of dollars	Millions of dollars
World Bank	(a)	10/20/98	05/15/13	USD	449	179
World Bank	(a)	11/16/98	05/15/13	USD	119	47
World Bank	(a)	07/07/00	07/15/14	USD	20	11
World Bank	(a)	06/15/01	10/15/14	USD	50	37
World Bank	4.33	12/06/04	01/12/18	USD	450	188
World Bank	(a)	03/08/05	11/15/19	USD	200	171
World Bank	(a)	11/16/06	11/15/19	USD	130	23
World Bank	(a)	11/16/06	11/15/19	USD	75	49
World Bank	(a)	06/12/07	11/15/19	USD	127	42
World Bank	(a)	05/30/08	04/15/21	USD	270	41
World Bank	4.74	06/27/08	06/15/22	USD	400	63
Total					2,290	851

Inter-American Development Bank	4.00	03/10/88	03/10/13	USD	1	0
Inter-American Development Bank	7.17	03/10/88	03/10/13	USD	59	14
Inter-American Development Bank	6.73	11/18/88	11/18/13	USD	14	17
Inter-American Development Bank	4.00	11/18/88	11/18/13	USD	56	3
Inter-American Development Bank	8.31	04/02/90	04/06/10	Various	250	22
Inter-American Development Bank	4.98	05/30/91	05/30/16	USD	70	30
Inter-American Development Bank	(b)	12/20/89	07/06/14	Various	98	23
Inter-American Development Bank	3.00	05/30/91	02/15/16	USD	29	11
Inter-American Development Bank	(b)	01/26/94	01/26/14	Various	128	86
Inter-American Development Bank	4.98	03/21/94	03/21/14	USD	255	128
Inter-American Development Bank	4.98	03/21/94	03/21/14	USD	255	69
Inter-American Development Bank	(b)	12/04/03	12/04/28	USD	34	24
Inter-American Development Bank	4.98	06/05/95	06/05/15	USD	121	69
Inter-American Development Bank	4.00	06/05/95	06/05/15	USD	60	30
Inter-American Development Bank	(b)	08/04/97	08/04/17	USD	346	191
Inter-American Development Bank	5.54	11/19/97	11/19/17	USD	277	48
Inter-American Development Bank	(b)	11/01/99	11/01/19	USD	200	149
Inter-American Development Bank	(b)	07/31/01	07/31/21	USD	212	161
Inter-American Development Bank	5.54	11/05/02	11/05/22	USD	200	113
Inter-American Development Bank	(b)	03/09/04	03/09/24	USD	11	8
Inter-American Development Bank	(b)	09/03/04	05/15/16	USD	40	12
Inter-American Development Bank	(b)	08/24/05	08/24/25	USD	70	29
Inter-American Development Bank	(b)	11/07/06	11/07/31	USD	180	133
Inter-American Development Bank	(b)	02/05/07	02/05/32	USD	33	12
Inter-American Development Bank	(b)	11/07/06	07/11/31	USD	230	7
Inter-American Development Bank	(b)	04/06/08	11/06/32	USD	120	7
Inter-American Development Bank	(b)	04/17/08	04/17/33	USD	100	2
Inter-American Development Bank	(b)	04/17/08	04/17/33	USD	100	9
Inter-American Development Bank	(b)	01/15/09	01/15/34	USD	58	0
Total					3,607	1,407

FONPLATA	3.97	12/26/96	03/24/16	USD	34	22
FONPLATA	(c)	03/11/03	07/07/11	USD	1	0
Total					35	22

European Investment Bank	Fixed rate - Between 5.8% and 7.27%	03/11/96	12/20/15	USD	52	26
Total					52	26

(a) Floating World Bank Rate + 0.5%
(b) Floating IADB Rate
(c) LIBOR 6M + 1.2% (d) LIBOR 6M +1.5%

E-2

TABLES AND SUPPLEMENTAL INFORMATION
Peso-Denominated Debt
Direct Debt
Peso-Denominated Performing Bonds

					Principal Amount
Lender	Interest Rate	Issue Date	Final Maturity	Currencies	Face Value	Outstanding as of September 30, 2009
					Millions of dollars	Millions of dollars
Bono del Tesoro Consolidado 2089		01/02/90	01/02/89	ARP	229	229
Boden 2013 / arp	Average deposit rate	04/01/03	10/01/13	ARP	24	13
BONAR ARG $ V	10.5%	06/12/07	06/12/12	ARP	390	390
BONAR $ 2013	Badlar + 3.50%	04/04/08	04/04/13	ARP	1,284	1,284
BONAR $ 2014	15.4% - Badlar + 2.75%	01/30/09	01/30/14	ARP	4,546	4,546
BONAR $ 2016	Badlar + 3.25%	03/18/09	03/18/16	ARP	3,029	3,029
BONAR $ 2015	Badlar + 3.00%	09/10/09	09/10/15	ARP	2,340	2,340
PRO 7	Floating- Savings account (a)	01/01/00	01/01/16	ARP	12	9
PRE 5	Floating- Savings account (a)	01/01/00	01/01/10	ARP	13	1
Letra del Tesoro - $ - FFRE	LEBAC	10/01/08	10/01/09	ARP	23	23
Letra del Tesoro - $ - ANSES	LEBAC	10/06/08	10/06/09	ARP	104	104
Letra del Tesoro - $ - FFRE	LEBAC	11/05/08	11/05/09	ARP	24	24
Letra del Tesoro- $ - FFRE	LEBAC	12/03/08	12/03/09	ARP	34	34
Letra del Tesoro - $ - FFRE	LEBAC	12/09/08	12/09/09	ARP	27	27
Letra del Tesoro - $ - FFRE	LEBAC	12/11/08	12/11/09	ARP	5	5
Letra del Tesoro - $ - Lotería Nacional S.E.	LEBAC	03/11/09	03/11/10	ARP	39	39
Letra del Tesoro - $ - FFRE	LEBAC	03/23/09	03/23/10	ARP	44	44
Letra del Tesoro - $ - FFRE	LEBAC	03/27/09	03/23/10	ARP	106	106
Letra del Tesoro - $ - FFRE	LEBAC	03/27/09	03/23/10	ARP	10	10
Letra del Tesoro - $ - FGS	14.6%	04/01/09	12/28/09	ARP	260	260
Letra del Tesoro - $ - FGS	LEBAC	04/20/09	11/20/09	ARP	104	104
Letra del Tesoro - $ - FGS	LEBAC	04/28/09	11/23/09	ARP	208	208
Letra del Tesoro - $ - FFRE	LEBAC	06/10/09	06/10/10	ARP	37	37
Letra del Tesoro - $ - SRT	14.8%	08/18/09	02/15/10	ARP	9	9
Letra del Tesoro - $ - FFRH	14.8%	08/18/09	02/15/10	ARP	33	33
Letra del Tesoro - $ - AFIP	14.2%	08/24/09	10/23/09	ARP	91	91
Letra del Tesoro - $ - INDER	14.2%	08/24/09	11/23/09	ARP	36	36
Letra del Tesoro - $ - AFIP	14.0%	08/31/09	11/30/09	ARP	104	104
Letra del Tesoro - $ - IAF	14.0%	09/07/09	12/07/09	ARP	39	39
Letra del Tesoro - $ - FFIT	14.0%	09/07/09	12/07/09	ARP	65	65
Letra del Tesoro - $ - INSSJyP	14.6%	09/17/09	03/16/10	ARP	424	424
Letra del Tesoro - $ - AGP	13.9%	09/17/09	12/16/09	ARP	10	10
Letra del Tesoro - $ - FFIT	13.9%	09/17/09	12/07/09	ARP	65	65
Letra del Tesoro - $ - FFRE	LEBAC	09/24/09	09/24/10	ARP	21	21
Letra del Tesoro - $ - FGS	14.3%	09/28/09	03/15/10	ARP	351	351
AMPAROS Y EXCEPCIONES	Various			ARP		1
BODEN 2011	2.0%	04/30/03	04/30/11	ARP + CER	1,672	607
BODEN 2014	2.0%	09/30/04	09/30/14	ARP + CER	239	363
PR 11	2.0%	02/03/02	12/03/10	ARP + CER	247	77
PRE 8	2.0%	02/03/02	01/03/10	ARP + CER	844	179
PR 12	2.0%	02/03/02	01/03/16	ARP + CER	399	629
PR 13	2.0%	03/15/04	03/15/24	ARP + CER	477	840
PRE 9	2.0%	03/15/04	03/15/14	ARP + CER	262	338
PAR IN PESOS	Fixed rate - Step up - 1.18%	12/31/03	12/31/38	ARP + CER	1,366	2,169
DISCOUNT IN PESOS	5.83%	12/31/03	12/31/33	ARP + CER	3,191	5,945
CUASIPAR IN PESOS	3.31%	12/31/03	12/31/45	ARP + CER	6,159	11,715
AMPAROS Y EXCEPCIONES	Various			ARP + CER		48
TOTAL					29,000	37,031

(a) Floating- Savings account rate as of September 30, 2009 was 0.498%

E-3

TABLES AND SUPPLEMENTAL INFORMATION
Foreign Currency-Denominated Debt
Direct Debt
Foreign Currency-Denominated Performing Bonds

					Principal Amount
Lender	Interest Rate	Issue Date	Final Maturity	Currencies	Face Value	Outstanding as of September 30, 2009
					Millions of dollars	Millions of dollars
BODEN 2012	LIBOR	02/03/02	08/03/12	USD	17,450	6,546
BODEN 2013	LIBOR maximum 3%	10/30/02	04/30/13	USD	1,942	971
OCMO		10/30/02	10/30/09	OCM	8	8
Nontransferable notes from the BCRA 2016	Maximum LIBOR International reserves rate -1%	01/03/06	01/03/16	USD	9,530	9,530
BONAR V	7.0%	03/28/06	03/28/11	USD	1,500	1,500
BONAR VII	7.0%	09/12/06	09/12/13	USD	2,000	2,000
BONAR X	7.0%	04/17/07	04/17/17	USD	2,074	2,074
BODEN 2015	7.0%	10/03/05	10/03/15	USD	5,818	5,818
Letra del Tesoro - US$ - FGS	3.5%	07/29/09	01/27/10	USD	200	200
Letra del Tesoro - US$ - FGS	3.5%	08/18/09	01/27/10	USD	100	100
Letra del Tesoro - US$ - FGS	4.0%	09/24/09	03/23/10	USD	150	150
Letra del Tesoro - US$ - FFRE	1.5%	09/07/09	09/07/10	USD	37	37
Letra del Tesoro - US$ - FGS	3.5%	05/18/09	11/16/09	USD	100	100
Letra del Tesoro - US$ - Lotería Nacional S.E.	0.7%	08/11/09	11/09/09	USD	47	47
Letras del Tesoro en Garantía - US$		05/29/09	12/29/09	USD	353	353
PAR IN US$	Fixed rate - Step up - 2.5%	12/31/03	12/31/38	USD	6,559	6,559
PAR IN EUROS	Fixed rate - Step up - 2.26%	12/31/03	12/31/38	EUR	7,421	7,421
PAR IN YEN	Fixed rate - Step up - 0.45%	12/31/03	12/31/38	JPY	234	234
DISCOUNT IN US$	8.3%	12/31/03	12/31/33	USD	4,185	5,245
DISCOUNT IN EUROS	7.8%	12/31/03	12/31/33	EUR	3,321	4,110
DISCOUNT IN YEN	4.3%	12/31/03	12/31/33	JPY	65	73
AMPAROS	Various			USD		18
TOTAL					63,095	53,096

E-4

TABLES AND SUPPLEMENTAL INFORMATION
Peso-Denominated Debt
Direct Debt
Peso-Denominated Defaulted Bonds

					Principal Amount
Lender	Interest Rate	Issue Date	Final Maturity	Currencies	Face Value	Outstanding as of September 30, 2009
					Millions of dollars	Millions of dollars
BOCON PROVEEDOR 1ra S. PESOS	Floating- Savings account	04/01/91	04/01/07	ARP	8	6
BOCON PROVEEDOR 2da S. PESOS	Floating- Savings account	12/28/94	12/28/10	ARP	0	0
BOCON PROVEEDOR 3ra S. PESOS	Floating- Savings account	01/15/99	04/15/07	ARP	4	3
BOCON PROVEEDOR 5ta S. PESOS	Floating- Savings account	04/15/01	04/15/07	ARP	3	3
EUROLETRA/$/11.75%/2007	11.75%	02/12/97	02/12/07	ARP	0	0
EUROLETRA/$/8.75%/2002	8.75%	07/10/97	07/10/02	ARP	0	0
DTO.1023/7-7-95	Floating- Savings account	04/24/95	04/01/07	ARP	13	10
LETES/ Vto: 15-03-2002	2%	03/16/01	03/15/02	ARP + CER	10	22
LETES/ Vto: 15-02-02	2%	12/14/01	02/15/02	ARP + CER	5	11
LETES/ Vto: 8-3-2002	2%	12/14/01	03/08/02	ARP + CER	5	11
LETES/ Vto: 22-02-2002	2%	12/28/01	02/22/02	ARP + CER	1	3
LETES/Vto: 22-03-2002	2%	12/28/01	03/22/02	ARP + CER	1	3
BONEX 1992 / PESIFICADO	2%	09/15/92	05/08/03	ARP + CER	10	23
FERROBONOS / PESIFICADO	2%	10/01/91	10/01/30	ARP + CER	0	0
PRE4 / PESIFICADO	2%	09/01/92	09/01/02	ARP + CER	47	25
PRO2 / PESIFICADO	2%	04/01/91	04/01/07	ARP + CER	20	32
PRO4 / PESIFICADO	2%	12/28/94	12/28/10	ARP + CER	17	48
PRO6 / PESIFICADO	2%	01/15/99	04/15/07	ARP + CER	26	51
PRO8 / PESIFICADO	2%	01/01/00	01/01/16	ARP + CER	0	1
PRO10 / PESIFICADO	2%	04/15/01	04/15/07	ARP + CER	2	5
PRE6 / PESIFICADO	2%	01/01/00	01/01/10	ARP + CER	1	2
BONTE 06 / PESIFICADO	2%	02/21/01	05/15/06	ARP + CER	7	16
BONTE 05 / PESIFICADO	2%	02/21/00	05/21/05	ARP + CER	25	58
BONTE 03 / PESIFICADO	2%	02/21/00	05/21/03	ARP + CER	29	66
BONTE 02 / PESIFICADO	2%	05/09/97	05/09/02	ARP + CER	56	130
BONTE 03 V / PESIFICADO	2%	07/21/98	07/21/03	ARP + CER	2	5
BONTE 04 / PESIFICADO	2%	05/24/99	05/24/04	ARP + CER	19	44
B-P 02 / E+4.00% / PESIFICADO	2%	04/24/00	04/24/02	ARP + CER	0	0
B-P 02 / E+3.30% / PESIFICADO	2%	08/22/00	08/22/02	ARP + CER	1	1
BONO/2002/9% PESIFICADO	2%	04/16/01	04/16/02	ARP + CER	2	5
B-P 02 / E+5.80% / PESIFICADO	2%	10/30/00	10/30/02	ARP + CER	0	0
B-P 04 / E+4.35% / PESIFICADO	2%	02/16/01	02/16/04	ARP + CER	0	0
TOTAL					315	588

E-5

TABLES AND SUPPLEMENTAL INFORMATION
Foreign Currency-Denominated Debt
Direct Debt
Foreign-Currency Denominated Defaulted Bonds

					Principal Amount
Lender	Interest Rate	Issue Date	Final Maturity	Currencies	Face Value	Outstanding as of September 30, 2009
					Millions of dollars	Millions of dollars
GLOBAL BOND/US$/7%-15.5%/2008	7.00% - 15.50%	06/19/01	12/19/08	USD	441	441
GLOBAL BOND/US$/12.25%/2018	12.25%	06/19/01	06/19/18	USD	449	813
GLOBAL BOND/US$/12.00%/2031	12.00%	06/19/01	06/19/31	USD	449	804
GLOBAL BOND/$/10%-12%/2008	10.00% - 12.00%	06/19/01	09/19/08	USD	595	595
DISCOUNT/US$/L+0.8125%/2023	LIBOR + 0.8125	03/31/93	03/31/23	USD	78	78
PAR BONDS/US$/6%/2023	6.00%	03/31/93	03/31/23	USD	185	185
DISCOUNT/DEM/L+0.8125%/2023	LIBOR + 0.8125	03/31/93	03/31/23	EUR	11	11
PAR BONDS/DEM/5.87%/2023	5.87%	03/31/93	03/31/23	EUR	68	68
FLOATING RATE BOND/L+0.8125%	LIBOR	03/31/93	03/31/05	USD	192	107
GLOBAL BOND/US$/8.375%/2003	8.375%	12/20/93	12/20/03	USD	476	476
GLOBAL BOND/US$/11%/2006	11%	10/09/96	10/09/06	USD	471	471
GLOBAL BOND/US$/11.375%/2017	11.375%	01/30/97	01/30/17	USD	545	545
GLOBAL BOND/US$/9.75%/2027	9.75%	09/19/97	09/19/27	USD	197	197
SPAN/US$/SPREAD AJUS+T.F./2002	Floating	12/16/97	11/30/02	USD	82	82
EUROLETRA/EUR/8.75%/2003	8.75%	02/04/98	02/04/03	EUR	340	340
FRANs/US$/TASA FLOTANTE/2005	Floating	04/13/98	04/10/05	USD	301	301
GLOBAL BOND/US$/8.875%/2029	8.875%	03/01/99	09/01/29	USD	34	34
GLOBAL BOND/US$/11%/2005	11%	12/04/98	12/04/05	USD	301	301
GLOBAL BOND/US$/12.125%/2019	12.125%	02/25/99	02/25/19	USD	59	59
EUROLETRA/US$/LIBOR+5.75%/2004	LIBOR + 5.75%	04/06/99	04/06/04	USD	78	78
GLOBAL BOND/US$/11.75%/2009	11.75%	04/07/99	04/07/09	USD	384	384
GLOBAL/US$/CERO CUPON/2000-04	CUPON CERO	10/15/99	10/15/04	USD	170	170
GLOBAL BOND/US$/10.25%/2030	10.25%	07/21/99	07/21/30	USD	124	124
GLOBAL BOND/US$/12.00%/2031	12.00%	01/31/01	01/31/31	USD	0	0
GLOBAL BOND/US$/12.375%/2012	12.38%	02/21/01	02/21/12	USD	168	168
EUROLETRA/US$/BADLAR+2.98/2004	BADLAR + 2.98%	05/11/01	05/11/04	USD	1	1
EUROLETRA/US$/ENC+4.95%/2004	ENCUESTA + 4.95%	05/11/01	05/11/04	USD	15	15
EUROLETRA/JPY/7.40%/2006	7.40%	04/04/96	04/04/06	JPY	3	3
EUROLETRA/JPY/7.40%/2006-2	7.40%	04/25/96	04/25/06	JPY	11	11
EUROLETRA/JPY/7.40%/2006-3	7.40%	05/15/96	05/15/06	JPY	1	1
EUROLETRA/JPY/6%/2005	6.00%	11/12/96	03/24/05	JPY	11	11
EUROLETRA/JPY/5%/2002	5.00%	12/20/96	12/20/02	JPY	43	43
EUROLETRA/JPY/4.40%/2004	4.40%	05/27/97	05/27/04	JPY	22	22
EUROLETRA/DEM/7%/2004	7.00%	03/18/97	03/18/04	EUR	277	277
EUROLETRA/DEM/8%/2009	8.00%	10/30/97	10/30/09	EUR	236	236
EUROLETRA/EUR/11%-8%/2008	11.00% - 8.00%	02/26/98	02/26/08	EUR	376	376
EUROLETRA/EUR/8-8.25-9%/2010	8.00% - 8.25% - 9.00%	07/06/98	07/06/10	EUR	253	253
EUROLETRA/DEM/7.875%/2005	7.88%	07/29/98	07/29/05	EUR	63	63
EUROLETRA/DEM/14%-9%/2008	14.00% - 9.00%	11/19/98	11/19/08	EUR	111	111
EUROLETRA/JPY/3.50%/2009	3.50%	08/11/99	08/11/09	JPY	28	28
BONO R.A./JPY/5.40%/2003	5.40%	12/17/99	12/17/03	JPY	6	6
BONO R.A./EUR/9%/2003	9.00%	06/20/00	06/20/03	EUR	666	666
SAMURAI/JPY/5.125%/2004	5.13%	06/14/00	06/14/04	JPY	41	41
BONO R.A./EUR/10%/2007	10.00%	09/07/00	09/07/07	EUR	233	233
BONO RA/JPY/SAMURAI/4.85%/2005	4.85%	09/26/00	09/26/05	JPY	30	30
EUROLETRA/ATS/7%/2004	7.00%	03/18/97	03/18/04	EUR	16	16
BONO R.A./EUR/9%/2006	9.00%	04/26/99	04/26/06	EUR	265	265
BONO R.A./EUR/10%/2004	10.00%	12/07/99	12/07/04	EUR	252	252
BONO R.A./EUR/9.75%/2003	9.75%	11/26/99	11/26/03	EUR	162	162
EUROLETRA/EUR/10%/2005	10.00%	01/07/00	01/07/05	EUR	423	423
EUROLETRA/EUR/EURIB+5.10%/2004	EURIBOR + 5.10%	12/22/99	12/22/04	EUR	88	88
BONO R.A./EUR/10.25%/2007	10.25%	01/26/00	01/26/07	EUR	473	473
EUROLETRA/EUR/8.125%/2004	8.13%	04/04/00	10/04/04	EUR	339	339
EUROLETRA/EUR/9%/2005	9.00%	05/24/00	05/24/05	EUR	442	442
EUROLETRAS/EUR/9.25%/2004	9.25%	07/20/00	07/20/04	EUR	602	602
EUROLETRA/EUR/10.00%/2007	10.00%	02/22/01	02/22/07	EUR	263	263
EUROLETRA/ITL/11%/2003	11.00%	11/05/96	11/05/03	EUR	176	176
EUROLETRA/ITL/10%/2007	10.00%	01/03/97	01/03/07	EUR	197	197
EUROLETRA/ITL/LIBOR+1.6%/2004	LIBOR + 1.60%	05/27/97	05/27/04	EUR	144	144
EUR/ITL/10-7.625/SWAP-CAN/2007	10.00% - 7.625%	08/11/97	08/11/07	EUR	258	258
EUROLETRA/ITL/9.25%-7%/2004	9.25% - 7.00%	10/21/97	03/18/04	EUR	250	250
EUROLETRA/ITL/9%-7%/2004	9.00% - 7.00%	10/24/97	03/18/04	EUR	129	129
EUROLETRA/DEM/10.50%/2002	10.50%	11/14/95	11/14/02	EUR	206	206
EUROLETRA/DEM/10.25%/2003	10.25%	02/06/96	02/06/03	EUR	183	183
EUROLETRA/DEM/11.25%/2006	11.25%	04/10/96	04/10/06	EUR	270	270
EUROLETRA/DEM/11.75%/2011	11.75%	05/20/96	05/20/11	EUR	376	376
EUROLETRA/DEM/9%/2003	9.00%	09/19/96	09/19/03	EUR	65	65
EUROLETRA/DEM/12%/2016	12.00%	09/19/96	09/19/16	EUR	99	99
EUROLETRA/DEM/11.75%/2026	11.75%	11/13/96	11/13/26	EUR	139	139
EUROLETRA/DEM/8.50%/2005	8.50%	12/23/96	02/23/05	EUR	195	195
BONO R.A./EUR/10%-8%/2008	10.00% - 8.00%	04/03/98	02/26/08	EUR	189	189
EURO-BONO/ESP/7.50%/2002	7.50%	05/23/97	05/23/02	EUR	45	45
EUROLETRA/CHF/7%/2003	7.00%	12/04/96	12/04/03	CHF	74	74
EUROLETRA/GBP/10%/2007	10.00%	06/25/97	06/25/07	GBP	52	52
GLOBAL BOND/EUR/8.125%/2008	8.13%	04/21/98	04/21/08	EUR	457	457
EUROLETRA/EUR/CUP-FIJO/2028	Fixed Amount Coupon	05/28/98	05/28/28	EUR	98	98
EUROLETRA/EUR/8.50%/2010	8.50%	07/30/98	07/30/10	EUR	286	286
BONO R.A./EUR/8%/2002	8.00%	02/25/99	02/25/02	EUR	126	126
BONO R.A./EUR/15%-8%/2008	15.00% - 8.00%	02/26/99	02/26/08	EUR	189	189
EUROLETRA/ITL/10.375%-8%/2009	10.375% - 8.00%	03/12/98	10/30/09	EUR	244	244
EUROLETRA/ITL/LIBOR+2.50%/2005	LIBOR + 2.50%	07/08/98	07/08/05	EUR	306	306
BONO R.A./EUR/9.50%/2004	9.50%	03/04/99	03/04/04	EUR	213	213
BONO R.A./EUR/14%-8%/2008	14.00% - 8.00%	04/06/99	02/26/08	EUR	138	138
EUROLETRA/EUR/10.50%-7%/2004	10.50% - 7.00%	05/10/99	03/18/04	EUR	253	253
BONO R.A./EUR/9%/2009	9.00%	05/26/99	05/26/09	EUR	401	401
EUROLETRA/EUR/7.125%/2002	7.125%	06/10/99	06/10/02	EUR	113	113
BONO R.A./EUR/8.50%/2004	8.50%	07/01/99	07/01/04	EUR	437	437
BONO R.A./EUR/EURIBOR+4%/2003	EURIBOR + 4%	07/22/99	07/22/03	EUR	46	46
BONO R.A./EUR/9.25%/2002	9.25%	10/21/99	10/21/02	EUR	383	383
GLOBAL BOND/US$/12%/2020	12.00%	02/03/00	02/01/20	USD	84	84
GLOBAL BOND/US$/11.375%/2010	11.375%	03/15/00	03/15/10	USD	201	201
GLOBAL BOND/US$/11.75%/2015	11.75%	06/15/00	06/15/15	USD	170	170
TOTAL					19,141	19,776

E-6